SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Deloitte.

Deloitte Touche Tohmatsu
Consultores Ltda
Av. Dr. Chucri Zaidan, 1.240
Golden Tower
4º ao 12º andares
São Paulo, SP
04711-130
Brasil

Tel: +55 (11) 5186-1000
www.deloitte.com

February 3rd, 2017

To
Odebrecht Utilities S.A.
São Paulo, SP
Brasil

Attn.: Mr. Bruno Maracajá

Dear Sirs,

Pursuant to your request and as a result of the service provided, we present attached here to our Fixed Asset Appraisal Report for **Cetrel S.A.** and **Distribuidora de Águas Camaçari S.A.** (***CETREL*** *and* ***DAC***, respectively), both controlled by **Odebrecht Utilities S.A.** (***Odebrecht Utilities***), as of December 31, 2016.

This reports and its attachments contains a detailed account of the service performed, as well as a description of the methodology, assumptions adopted, reservations and a list of the assets with their respective Replacement values, Fair Market values, and calculation spreadsheets.

We understand that the purpose of this work is to furnish ***Odebrecht Utilities*** the market value for supporting purposes to elaborate a NE (net equity) adjusted to Market value report in the context of possible divestiture of assets. There shall be no other inferred or presupposed objective as well as this document is for the single application described above. Moreover, this report does not constitute an offer, solicitation, advice or recommendation by Deloitte Consultores on market values to be negotiated between the parties, and the decision of sole responsibility of investors and directors of ***Odebrecht Utilities***.

In estimating the value of the assets, we rely on the concept of fair value which, as defined by accounting pronouncements, is the amount for which an asset could be exchanged or a liability settled between interested parties knowledgeable of the business and independent of itself, with no factors to press for settlement of the transaction or a transaction that characterize compulsory.

We hereby declare that neither Deloitte nor the professionals entrusted with the performance of this appraisal have or intend to have any interest in ***Odebrecht Utilities, Cetrel, DAC*** or in the subject assets.

Deloitte.

This Report is not intended for general circulation nor may it be reproduced or used for any purpose other than the mentioned previously without our prior written authorization. We assume no responsibility or contingency for any damage caused or potential loss incurred by any party involved as a result of the circulation, publication, reproduction or use of this document for any purpose other than that proposed herein and in our proposal.

We emphasize that the probable investors should conduct their own analysis as well as consult their own legal, tax and financial, in order to establish their own opinions about the operation and its risks. Thus, both Deloitte Consultores as their partners and professionals are exempt from any and all liability for any injury resulting from the incorrect use of this report.

We reserve the right, but do not bind ourselves, to revise all the calculations included or referred to in this Report if we so judge it necessary, and to reconsider our opinion about the fair value of the appraised assets in light of any information that comes to our knowledge only after the issue of this Report.

We should also like to point out that all the activities related to this appraisal were carried out by professionals who are technically qualified in their respective branches of engineering, as required by the provisions of Acts no. 5.194 (12/24/1966) and no. 8.708 (Sept/1990), and Resolutions no. 218 (06/29/1973) and no. 345 (July/1990) issued by the Federal Council of Engineers, Architects and Agronomists – CONFEA.

In the hope of having fulfilled your expectations, we remain at your service for any further clarification that you may require, and look forward to the opportunity of serving you again in other engagements.

Truly yours,

DELOITTE TOUCHE TOHMATSU
Consultores Ltda.

Claudia Baggio
Partner Valuation Service

Deloitte.

INDEX

1. Introduction and Objective

The purpose of this appraisal is to provide the Market value of certain fixed assets owned by companies **Cetrel S.A.** and **Distribuidora de Águas Camaçari S.A.** (***CETREL** and **DAC***, respectively), both controlled by **Odebrecht Utilities S.A.** (***Odebrecht Utilities***), as of December 31 2016, for supporting purposes to elaborate a NE (Net Equity) adjusted to Market value report in the context of possible divestiture of assets.

The assets from our analysis are those belonging to the following accounts:

- ✓ Lands;
- ✓ Civil constructions and improvements;
  - Buildings;
  - Improvements;
  - Pipelines, Dams and Channels;
- ✓ Machines, Equipments and Facilities;
- ✓ Vehicles;
- ✓ *Other assets groups (*)*

*(*) Due to low representativeness of these assets in the amount of the appraisal and based on the objective of the work, we adopted as Market Value the Residual Accounting Balance (at the base date of the valuation, as informed by the Management of **Odebrecht Utilities**).*

The assets from this appraisal are located in the following unities:

CETREL:

- ✓ Effluent Treatment Station – Via Atlântica – Camaçari-BA
- ✓ Special residues and Landfills – Via Atlântica – Camaçari-BA
- ✓ Solid and Liquid Incineration Unit – Polo Petroquímico – Camaçari-BA
- ✓ Reuse Unit – Polo Petroquímico – Camaçari-BA
- ✓ Air Monitoring Stations
- ✓ Lifting Stations
- ✓ Emissary

DAC:

- ✓ Water Treatment Station – Polo Petroquímico – Camaçari-BA
- ✓ Pumping Stations / Artesian Wells

2. Development of the Engagement

2.1 Verification Scope

The process of estimating the fair value of the assets was based mainly on documents and information listed below, which mostly were provided by ***Cetrel** and **DAC***, as well as its engineering department. These documents and information, reviewed and considered, but not audited, include, among others, the following:

- Financial statements (balance sheet) from ***Cetrel** and **DAC*** as of the valuation date;
- Analytical list of fixed assets on the valuation date;
- Documentation of ownership (registration, deeds) of land(s) appraised, as well as the General layouts of the appraised unit(s) with buildings and built up areas;

- Extraction of the maintenance system / list of main equipments and related technical information;
- List of acquisitions / recent retrofits;
- Copy of vehicles´ certificates of ownership; and
- Copy of invoices for the acquisition of major equipment or their import declaration (if applicable).

Besides the use of documents and information mentioned above, it was consulted public information and databases. Also, meetings were held with the management of ***Cetrel** and **DAC*** to seek data that would allow better understanding of their operational process and to discuss the key assumptions and considerations that led to the analysis..

2.2 Development of the Engagement

The first step of this engagement was the organization of a kick-off meeting where the following points were discussed with the key persons designated by ***Cetrel** and **DAC***:

- Availability of the information and resources required for the performance of this engagement;
- Availability of facility layouts and technical information;
- Clarifications regarding the field work to be done by Deloitte's team;
- Guidance relative to the safety standards and procedures adopted by ***Cetrel** and **DAC***; and
- Other clarifications concerning the engagement.

Next, we conducted a physical inspection of the subject assets. For this phase of the engagement, the Management of ***Cetrel** and **DAC*** designated a professional to accompany our team and provided technical information, as well as investment projects and recent contracts.

The site visits was (were) performed during January 2017.

In preparing this report, we relied upon a well-established valuation methodology used by our Firm and based on widely accepted principles. Additionally, we referred to the information and documents furnished by ***Odebrecht Utilities***, ***Cetrel** and **DAC***, which we assumed to be correct.

We performed this appraisal by following specific criteria depending on the nature of each group of assets, as detailed in the next sections of this report.

In the last phase of our engagement, we presented the results obtained along with an explanation of the procedures and criteria adopted, as well as the values determined. Finally, we issued our valuation report.

3. METHODOLOGY

We appraised the assets listed under the groups of assets mentioned earlier in accordance with the methodology presented below for the purpose of determining the following values:

- ***Replacement Value or Reproduction Cost New:***

  The Replacement Value or Reproduction Cost New corresponds to the investment required to purchase new assets that are identical or similar to the existing ones in terms of features and capacity.

- ***Market (or Appraisal) Value:***

  The Market Value is defined as the price (expressed in terms of money or money's worth) obtainable in an open and unrestricted market transaction between well-informed and prudent parties acting independently and under no coercion to transact.

  Such value takes into consideration the regular time for the market to acquire the asset with characteristics applied, based on premises and information furnished by the company, in addition to specific Technical Norms and the premise inspection.

  The values presented do not represent the actual negotiation values and shall be assumed as reference values. The real negotiation value is established for each case separately in a free market based on selling and buying.

  This value can be determined by the replacement value or reproduction cost new of the subject asset, minus technical depreciation due to physical deterioration, functional and economic obsolescence, and other factors.

- ***Remaining Useful Life:***

  This is the period of time during which the subject asset is expected to perform the service for which it has been designated, both economically and functionally.

The obtained values were characterized by the following assumptions:

- Price at sight to replace the asset, contemplating the conditions of use in which the asset is at the moment;
- Continuity of use (going concern), i.e., the assets will be assessed by assuming that they will continue to be used to generate the products or services forecast by the company;
- Homogeneity of the assets introduced in the market;
- Limited number of buyers, in virtue of the characteristic of the asset being assessed;
- Integrity of the participants and absolute knowledge of everyone about the asset, its market, and trends;
- Reliability of information and consultation sources; and
- Information update level.

The fixed asset appraisal methodology used in this engagement is supported by the latest standards and guidelines published by the *Brazilian Association of Technical Standards (ABNT)* and *American Society of Appraisers (ASA)*, which define concepts, set criteria for fixed asset appraisals, describe valuation methods, and recommend levels of compliance and accuracy, among other prescriptions.

Of all the existing fixed asset valuation methods, we applied the following:

- ***Evolutive Method:*** It consists in determining the total value of a real estate asset through a combination of methods, starting from the value of the land and considering the reproduction cost new of the improvements (minus depreciation);
- ***Direct Market Data Comparison Method (Market Approach):*** This consists in determining the fair market value of an asset by comparing it to similar items, based on their selling price. Under this method, factors are used to adjust the values, leveling out any differences between the assets available on the market and the subject asset;
- ***Cost Approach:*** In this case, the value of the subject asset results from a summary or detailed estimate or composition of the cost of identical or equivalent assets, followed by technical depreciation calculations;
- ***Historic Cost:*** When the asset value is determined from the monetary update of its acquisition cost, determined in accounting records, and applying specific economic indexes, generally used by competing and official agencies.

It should be noted that the choice of valuation method depends mainly on the information provided by the client and available in the market as well as the assets characteristics.

Regardless of the method adopted, the following aspects were analyzed:

- Technical and operational characteristics of the assets;
- Available documents and information about the assets;
- Current costs and pertaining to the asset's acquisition, particularly: employed material, labor, installation, taxes, etc., when applicable;
- Age, use and maintenance conditions, and use perspective when compared with new assets for the same use; and
- Incidence of depreciation portions, such as: physical deterioration, economic and functional obsolescence, mutilation, etc.

Level of Precision and Degree of Principle Based Application

In this valuation, we followed the criteria and guidelines set forth in NBR 14653-1 and NBR 14653-3 of the Brazilian Association of Technical Standards (ABNT), performing our work in accordance with the recommended degrees of compliance (Level I) and accuracy (Level III).

3.1 LAND

In determining the value of this group of assets we employed basically the "Direct Market Data Comparison Method (Market Approach)", as defined in the following ABNT standards: NBR 14653-1 and NBR 14653-2.

The unit land prices were obtained after raising elements with intrinsic and extrinsic characteristics similar to those appraised conducted through the various data sources of involved regions. Hence, land and other similar properties which are for sale or were sold and even opinions collected in the markets of the specific regions are compared to those being appraised.

Because the guideline assets had unique features, we applied suitable variables to level out certain factors that affect land prices, such as geographic location (attractiveness), infrastructure, soil conditions, topography, speculation, and others. The adjustments allowed us to weight the values obtained and to work out the average unit price of the property under consideration, which we then adopted as the most reliable value at the time of our appraisal.

In order to find comparable assets and perform the required market analyses, we consulted realty companies and self-employed real estate agents, in addition to examining the behavior of the real estate markets involved.

- ✓ ***Market Research:*** According to the Brazilian standards and following the consecrated techniques for assets appraisal, the research to establish the unit cost for the property should contain, preferably, comparable elements in the same geo-economic region, with similar characteristics, and necessarily contemporaries.

  The most recommended comparable elements are those based in offers or effective transactions.

  The research of these elements and marketing analysis are developed from consultations with real estate agents, independent brokers, as well as from analyses of the behavior of real estate markets involved.

- ✓ ***Homogenization of values:*** As the market research is completed, the raised comparable elements must be treated in order to make them comparable to the property that is being valuated, by a process called Homogenization. This process consists in calculating factors for each researched comparable and mathematically analyze their interrelations with the valuated property.

Among the existing factors for the values determination, the used one were:

- **Conditions of Sale Factor**

  In the case of comparable elements that are being offered in the market and do not accurately reflect the market value because they admit an elasticity of negotiation or hide a valorization, it should have a discount, or a price addition, once it is above or below the real market value.

- **Distance Factor (Overall Location)**

  The distance factor is intended to calibrate the property value according to its distance to the respective reference point

  When transposing the researched property location for the valuated property location, its value per unit is corrected by transposition factor, determined by the relation:

$$F_t=(I_a/I_c)$$

  - *F_t= Transposition factor*
  - *I_a= Valuated property location index*
  - *I_p= Researched property location index*

- **Access Factor**

  This factor corrects the sample elements in terms of access quality (accessibility).

  According to the different qualities of roads and highways that provide access to the different properties, this factor is applied in order to correct differences among the researched comparable elements and the valuated property, determined by relation:

$$F_a=(I_a/I_c)$$

  - *Fa= Access factor*
  - *Ia= Valuated property access index*
  - *Ip= Researched property access index*

- **Topography Factor**

  When it comes to differences at topography characteristics among the researched comparable elements and the valuated properties, their value per unit is corrected through the Topography Factor, determined by the ratio:

$$F_{top}=(I_a/I_c)$$

- ***Ftp***= *Topography factor*
- ***Ia*** = *Valuated property location index*
- ***Ip***= *Researched property location index*

3.2 Buildings and Improvements

We adopted the "Cost Approach", as defined in the following ABNT standards: NBR 14653-1 and NBR 14653-2.

We determined the replacement value of the buildings and improvements by calculating the reproduction cost new of their components. In order to compose such costs, we prepared a summary estimate based on Deloitte's database and on specialized publications (e.g. Construção, a magazine published by Editora Pini) for the valuation date.

We obtained the floor space areas of the buildings and improvements by referring to the information, documents and surveys provided by ***Cetrel** and **DAC***. Where such information proved to be insufficient and/or incompatible, we worked out the areas on site by estimation or some other method deemed appropriate for the situation at hand.

Finally, we submitted the values thus found to technical depreciation through the application of the Ross-Heidecke method, which takes into account the upkeep and useful life of each building and improvement.

3.3 Machinery, Equipment and Industrial Installations

We appraised this group of assets based on specific criteria according to the type of installation, considering the particularities of the assets, always based on ABNT:

- NBR 14653-1 - Avaliação de Bens – Procedimentos Gerais
- NBR 14653-5 - Avaliação de Bens – Máquinas, equipamentos e bens industriais em geral

The replacement values were calculated using the costs of individual components according to their local, adding portions of installation, freight and insurance, administration and engineering projects (when applicable).

The valuation of the equipment was based on current prices and values of several existing dates in database Deloitte and construction and equipments supply contracts, provided by ***Cetrel** and **DAC***, which are adjusted to the valuation date by applying specific correction index for machinery and equipment published by FGV as well as the weighting of the exchange rate variation.

Thus was established the replacement values of the premises, ie, indicating how much would cost if they were currently mounted, assuming the original design and the current locations, adding the installations installments, freight, insurance, administration and engineering projects (if applicable). For calculation purposes, all costs were calculated for the replacement of assets, considering to goods of foreign origin, the rates measured at the base date of work for each unit of U.S. dollars or Euros (if applicable).

Other criteria were applied according to the following situations:

- For domestic or foreign assets, with a normal production line, we used the Direct Comparison of Replacement Cost Approach, which defines the replacement value through the quotation of their prices from the manufacturer or authorized distributor, plus taxes due, when applicable;
- In the case of assets whose current production is discontinued, we used the Indirect Comparison of Replacement Cost Approach, also known as the Substitution Approach, which defines the replacement value through quotation of a similar asset in the market, with similar technical and operating features;
- In cases in which the aforementioned approaches could not be used, we adopted the Historical Cost Approach, which defines the replacement value based on the monetary adjustment of its acquisition cost, determined in accounting records or the acquisition document, applying specific economic indexes;
- *"Cost to Capacity"* - When necessary, we applied the concepts of correlation in order to to adjust the prices to values of nominal capacities of the valuation basis.

Then these values were technically depreciated due to the obsolescence of equipment, the average age of facilities, states of conservation and maintenance.

The Fair (Appraisal) Value of each asset was obtained based on the product of the replacement value and the depreciation coefficient, determined by the Marston & Agg Present Value Depreciation Approach, considering the following parameters:

- Useful Life: Time span from the date of installation or placement into service to the time the service provided is no longer economically interesting. Preferentially extracted from the "Estimated Normal Useful Life Study", da American Society of Appraisers – Machinery&Technical Specialties Commitee - 2010;
- Age: Time lapsed from when the asset was placed into service to the inspection date. In the lack of documentation or information proving the asset's actual age, we used its apparent age as a reference, on an estimated basis;
- Remaining Useful Life: Period in years from the inspection date to the date on which the asset is expected to no longer be economically interesting;
- Residual Value: The asset's value at the end of its useful life;
- Physical Depreciation: Amount of depreciation due to wear and tear of components due to its use, from the time the asset is ready to go into operation to the date of inspection. Analyzed according to the asset's current conditions regarding its state of conservation, workload and characteristics of maintenance

3.4 Vehicles

We used information and worksheets provided by ***Cetrel** and **DAC***, in order to collect brand, model, year of manufacture and model year. The fair market value of these assets was determined based on market research and industry-specific publications (FIPE).

4. Premises and Scope Limitations

This engagement was based, among others, on the following information or documents made available to Deloitte Consultores: (i) financial and operating information of ***Cetrel** and **DAC***; (ii) supporting documentation from the engineering & accounting departments; (iii) location of assets, which we assume to be correct and reliable.

The services performed did not include the following procedures:

- Independent verification of data and information provided by the Management of ***Cetrel** and **DAC*** and did not constitute an audit in accordance with auditing standards generally accepted. Thus, we do not express any opinion on the financial statements of the Company;
- Validating the accounting procedures adopted by the Company or the origin of documents related to the acquisition of the subject assets;
- Specific investigations into legal matters such as: ownership, title, disposals, mortgages, liens or other encumbrances;
- Physical inventory of items that are not part of the Company's fixed assets, or which were out on loan, rented, leased, etc.;
- Physical inventory and valuation of items in the storeroom, inventories, and spare parts;
- Evaluation of non-operating assets identified as of little monetary expression;
- Measurement and/or "on site" checks of the size for the appraised lands. We emphasize that the size of the lands used as a basis for calculating market values of properties have been obtained through information provided by ***Cetrel** and **DAC***, which we assume to be correct;
- Specific investigation of environmental liability. Thus, we do not assume any responsibility for the existence or impact of any dangerous substance, including possible contamination that may or not be present in the property;
- Conducting physical and accounting cross checking between appraised and tabulated properties; and
- Inspection of land restrictions and comparison checks according to description obtained by official document such as license registrations, deeds and/or land certificate. Registrations related to constructions, which may have been, for some reason, built on the piece of land, were not also verified.

Deloitte.

5. Appraisal Results

The certain fixed assets belonging to ***Cetrel and DAC*** were appraised in accordance with the objective, assumptions and restrictions outlined above, as of December 31 2016, and their **Market Value** according to the tables below, free from any liens or encumbrance.

DELOITTE TOUCHE TOHMATSU

[redacted]

(R$)

Cetrel S/A	Original Value	Depreciation	Residual Book Value		Replacement Value	Market Value	Added Value
1.2.03.01.0001 - LANDS	13.764.264	-	13.764.264		117.910.800	117.910.800	104.146.536
1.2.03.01.0002 - BUILDINGS AND INSTALLATIONS	106.592.306	(45.539.145)	61.053.160				
1.2.03.01.0011 - OTHER IMPROVEMENTS	15.941.577	(5.679.285)	10.262.292				
1.2.03.01.0013 - SPECIFIC INSTALLATIONS	390.245	(253.987)	136.258		503.846.500	212.255.000	131.355.451
1.2.03.04.0005 - CONJUNTO DE VALOS	11.578.812	(3.024.205)	8.554.607				
1.2.03.04.0006 - ARTESIAN WELLS	3.567.659	(2.674.428)	893.231				
1.2.03.01.0018 - DAMS AND CHANNELS	45.877.858	(28.940.823)	16.937.035		27.420.000	12.116.000	(4.821.035)
1.2.03.01.0019 - PIPELINES	111.714.824	(73.502.440)	38.212.384		187.271.000	77.528.000	39.315.616
1.2.03.01.0003 - MACHINES & EQUIPMENTS	150.344.353	(114.546.324)	35.798.029		243.602.700	58.354.050	22.556.021
1.2.03.01.0005 - VEHICLES AND VESSELS	782.243	(578.065)	204.179		465.410	465.410	261.231
1.2.03.01.0007 - IT EQUIPMENT	4.241.643	(3.932.346)	309.297	(*)	4.241.643	309.297	-
1.2.03.01.0004 - FURNITURES AND APPLIANCES	4.449.250	(3.359.261)	1.089.989	(*)	4.449.250	1.089.989	-
1.2.03.02 - CONSTRUCTIONS IN PROGRESS	10.729.361	-	10.729.361	(*)	10.729.361	10.729.361	-
1.2.03.05 - IMPORTS IN PROGRESS	16.579	-	16.579	(*)	16.579	16.579	-
TOTAL FIXED ASSETS	479.990.973	(282.030.308)	197.960.665		1.099.953.243	490.774.486	292.813.821

[redacted]

Note: (*) As agreed with management, the accounting balance was maintained

(R$)

Distribuidora de Água Camaçari (DAC)	Original Value	Depreciation	Residual Book Value		Replacement Value	Market Value	Added Value
TERRENO	-	-	-		1.336.400	1.336.400	1.336.400
1.2.03.01.0002 - BUILDINGS AND INSTALLATIONS	9.793.431	(2.682.810)	7.110.621				
1.2.03.04.0006 - ARTESIAN WELLS	7.625.693	(326.723)	7.298.970		380.856.200	118.042.000	102.516.413
1.2.03.01.0019 - PIPELINES	1.160.113	(44.117)	1.115.995				
1.2.03.01.0003 - MACHINES & EQUIPMENTS	77.862.862	(26.925.448)	50.937.414		365.589.200	67.790.850	16.853.436
1.2.03.01.0005.626350 - VEHICLES AND VESSELS*	345.625	(119.264)	226.361		212.520	212.520	(13.841)
1.2.03.01.0007.626352 - IT EQUIPMENT*	46.396	(14.547)	31.850	(*)	46.396	31.850	-
1.2.03.01.0004.626349 - FURNITURES AND APPLIANCES*	259.432	(65.904)	193.528	(*)	259.432	193.528	-
1.2.03.02 - CONSTRUCTIONS IN PROGRESS	63.181.071	-	63.181.071	(*)	63.181.071	63.181.071	-
TOTAL FIXED ASSETS	160.274.624	(30.178.812)	130.095.811		811.481.220	250.788.219	120.692.408

[redacted]

Note: (*) As agreed with management, the accounting balance was maintained

São Paulo, February 3rd 2017

DELOITTE TOUCHE TOHMATSU CONSULTORES LTDA.
CREA-SP – nº 1.153.632

Osmar Benatti Junior
Civil Engineer
CREA-SP - nº 5.060.984.584

Thiago Flumian Marques
Mechanical Engineer
CREA-SP - nº 5.062.247.861

EXHBIT I

List of Appraised Assets

EXHIBIT I

LIST OF APPRAISED ASSETS

- LAND
- BUILDINGS AND IMPROVEMENTS

Item	Assets Group	Company	Local	Area	Physical Description	Area (m2)	Replacement Value	Depreciation Coefficient (Kd)	Market Value	Remaining Useful Life
1	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	CITA (PREDIO NOVO) - Edificação em dois pavimentos com pé-direito duplo no terreo e de 3,5m no segundo pavimento. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento com argamassa de chapisco e emboço e parte com azulejos; revestimento externo com argamassa de chapisco e emboço; piso de placas cerâmicas e cimentado; pintura com tinta látex; caixilhos de aluminio com vidros lisos; portas de vidro; iluminação com lâmpadas fluorescentes; cobertura em laje	826,10	1.740.000	0,8910	1.550.000	41
2	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	SUBESTAÇÃO DA CITA - Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento interno parte com argamassa de chapisco e emboço e parte com azulejos; revestimento externo com argamassa de chapisco e emboço; piso de placas cerâmicas e cimentado; pintura com tinta látex; caixilhos de madeira com vidros lisos; portas de madeira; iluminação com lâmpadas incandescentes; cobertura com telhas cerâmicas apoiadas sobre estrutura de madeira	24,00	46.000	0,8400	39.000	51
3	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	INSTALAÇÃO DE APOIO ÀS EMPREITEIRAS - Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento interno parte com argamassa de chapisco e emboço e parte com azulejos; revestimento externo com argamassa de chapisco e emboço; piso de placas cerâmicas e cimentado; pintura com tinta látex; caixilhos de madeira com vidros lisos; portas de madeira; iluminação com lâmpadas incandescentes; cobertura com telhas cerâmicas apoiadas sobre estrutura de madeira.	198,00	331.000	0,3890	129.000	18
4	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	REFEITÓRIO DE CAMPO - Edificação térrea com pé direito de 3,00 m. Estrutura de concreto armado fechamento lateral em alvenaria de tijolos cerâmicos; revestimento externo com argamassa de chapisco e emboço; piso de placas cerâmicas; caixilhos de alumínio com vidros lisos; portas de alumínio; iluminação com lâmpadas fluorescentes; forro em pvc; cobertura com estrutura de madeira e telhas cerâmicas	150,00	251.000	0,5900	148.000	30
5	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ÁREA DE LAZER - Edificação do tipo quiosque com pé-direito de 3,00 m. Estrutura de madeira; piso cimentado; cobertura do tipo palha apoiada sobre estrutura de madeira.	36,00	30.000	0,2210	7.000	5
6	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ESCRITÓRIO DO HORTO - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos aparentes; piso cimentado; pintura com verniz; caixilhos de madeira com vidros lisos; portas de madeira; iluminação com lâmpadas fluorescentes; forro de madeira; cobertura do tipo palha apoiada sobre estrutura de madeira. Anexo viveiro de mudas.	18,00	26.000	0,5740	15.000	25
7	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	SUBESTAÇÃO ADMINISTRATIVA - Cobertura com estrutura de madeira e telhas do tipo kalhetão de fibrocimento apoiadas em estrutura de madeira.	6,00	5.000	0,7820	4.000	38
8	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	OFICINA E CARPINTARIA (Mantep) - Galpão fechado com pé-direito de 3,50 m. Estrutura metálica com fechamento lateral parcial em alvenaria de blocos de concreto e parcial em elementos vazados; revestimento interno com argamassa de chapisco e emboço; revestimento externo com argamassa de chapsico e emboço; piso de concreto armado; pintura com tinta látex e a óleo; portas de madeira; iluminação com lâmpadas de luz mista; cobertura com telhas onduladas de fibrocimento apoiadas sobre estrutura de madeira em duas águas. Sanitários com paredes revestidas com azulejos e piso cerâmico.	140,00	108.000	0,5370	58.000	23
9	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ESCRITÓRIO DA MANTEP - Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral parcial em alvenaria de tijolos cerâmicos e parcial em elementos vazados de concreto; revestimento interno com argamassa de chapisco e emboço; revestimento externo com argamassa de chapisco e emboço; piso em placas cerâmicas, placas vinílicas e cimentado; pintura com tinta látex; caixilhos de alumínio com vidros lisos; portas de madeira; iluminação com lâmpadas fluorescentes; forro de madeira; cobertura com telhas de fibrocimento do tipo Kalhetão apoiadas sobre estrutura de madeira em uma água. Sanitários com paredes revestidas com azulejos e piso cerâmico.	190,00	318.000	0,5370	171.000	23
10	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PRESERVAÇÃO DA FAUNA - Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado com fecamento lateral em alvenaria de tijolos aparentes; revestimento interno em argamassa de chapisco e emboço e azulejos; revestimento externo com argamassa de chapisco e emboço; piso de granilite; pintura com tinta látex; caixilhos de madeira com vidros lisos; portas de madeira; iluminação com lâmpadas fluorescentes; forro de madeira e de laje de concreto; cobertura do tipo palha apoiada sobre estrutura de madeira	100,00	143.000	0,5930	85.000	26
11	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	QUIOSQUE PARA MOTORISTAS - Edificação do tipo quiosque com pé-direito de 3,00 m. Estrutura de madeira; fechamento lateral parcial em alvenaria; revestimento interno em azulejos; piso em ardósia; iluminação com lâmpadas de luz mista; forro parcial de madeira; cobertura do tipo palha apoiada sobre estrutura de madeira.	70,00	57.000	0,0360	2.000	1
12	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	COBERTURA PARA ÔNIBUS - Galpão aberto com pé-direito de 4,00 m. Estrutura de concreto armado pré-moldado com fechamento lateral parcial em alvenaria de blocos de concreto; piso de asfalto; iluminação com lâmpadas halógenas; cobertura com telhas onduladas de fibrocimento apoiadas sobre estrutura de concreto armado pré-moldada em duas águas.	400,00	307.000	0,5930	182.000	26
13	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	POSTO DE LAVAGEM E OFICINA DE VEÍCULOS - Galpão semi-aberto com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento interno e externo com argamassa de chapisco e emboço; piso de concreto armado; pintura com tinta látex e a óleo; portas de madeira; iluminação com lâmpadas fluorescentes; cobertura com telhas onduladas de fibrocimento apoiadas sobre estrutura de madeira em duas águas.	136,00	105.000	0,5370	56.000	23
14	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	COBERTURA DE GERADORES - Edificação térrea com pé-direito de 3,50 m. Cobertura com telhas onduladas de fibrocimento apoiadas sobre estrutura de madeira e piso em concreto desempenado.	49,50	38.000	0,6780	26.000	31
15	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	GUARITA - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos aparentes; piso cerâmico; caixilhos de alumínio com vidros lisos; portas de alumínio; iluminação com lâmpadas de luz mista; forro em lambris de madeira; telhas cerâmicas apoiadas sobre estrutura de madeira.	10,00	13.000	0,6280	8.000	28
16	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	POSTO DE VIGILÂNCIA I - Edificação em 2 pavimentos com pé-direito de 2,50 m por pavimento. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos aparentes; paredes do sanitário revestida com azulejos; piso cerâmico; caixilhos de alumínio com vidros lisos; portas de alumínio; iluminação com lâmpadas de luz mista; forro parcial em lambris de madeira e parcial em laje de concreto; telhas de fibrocimento do tipo kalhetão; elementos vazados de concreto para ventilação.	4,50	6.000	0,6280	4.000	28
17	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	POSTO DE VIGILÂNCIA II - Edificação em 2 pavimentos com pé-direito de 2,50 m por pavimento. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos aparentes; paredes do sanitário revestida com azulejos; piso cerâmico; caixilhos de alumínio com vidros lisos; portas de alumínio; iluminação com lâmpadas de luz mista; forro parcial em lambris de madeira e parcial em laje de concreto; telhas de fibrocimento do tipo kalhetão; elementos vazados de concreto para ventilação.	4,50	6.000	0,6280	4.000	28

18	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	COLETA SELETIVA / ADUBAÇÃO - Galpão semi-aberto com pé-direito de 3,00 m. Estrutura metálica com fechamento lateral em alvenaria de blocos de concreto; piso de concreto armado; pintura com tinta látex; portas de madeira; iluminação com lâmpadas de luz mista; cobertura com telhas onduladas de fibrocimento apoiadas sobre estrutura metálica em duas águas.	80,00	62.000	0,6280	39.000	28
19	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ALMOXARIFADO III - Galpão fechado com pé-direito de 4,00 m. Estrutura metálica com fechamento lateral parcial em alvenaria de blocos de concreto e parcial em telhas onduladas de fibrociemnto; revestimento interno e externo com argamassa de chapisco; piso de concreto armado; pintura com tinta látex; iluminação com lâmpadas de luz mista; cobertura com telhas onduladas de fibrocimento apoiadas sobre estrutura metálica em duas águas.	288,00	337.000	0,5370	181.000	23
20	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DESCONTAMINAÇÃO - Cobertura com pé-direito de 3,00 m. Estrutura de concreto armado; piso de concreto armado; pintura com tinta látex; iluminação com lâmpadas fluorescentes; cobertura com telhas onduladas metálica apoiadas sobre estrutura metálica em uma água; pia em alvenaria com bancada.	6,00	5.000	0,5370	3.000	23
21	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ALMOXARIFADO II / CALDEIRARIA - Galpão fechado com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento interno e externo com argamassa de chapisco; piso de concreto armado; pintura com tinta látex; portas metálicas; iluminação com lâmpadas incandescentes; cobertura com telhas de fibrocimento do tipo Kahetão apoiadas sobre estrutura de madeira em uma água	135,00	146.000	0,5180	76.000	22
22	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	MANUTENÇÃO - Galpão fechado com pé-direito de 5,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; elementos vazados de policarbonato para ventilação; revestimento interno com argamassa de chapisco e emboço; piso de concreto armado; pintura com tinta látex e a óleo; caixilhos de alumínio com vidros lisos; portas de alumínio; iluminação com lâmpades de luz mista; cobertura com telhas de aço zincado apoiadas sobre estrutura metálica em duas águas, estrutura para ponte rolante. Apresenta escritório interno com 2 pavimentos; revestimento interno em argamassa de chapisco e emboço; piso cerâmico; sanitários com piso cerâmico e paredes revestidas com azulejos até o teto	300,00	323.000	0,5180	167.000	22
23	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	SUPRIMENTOS / ALMOXARIFADO - Galpão fechado com pé-direito de 5,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; elementos vazados de policarbonato para ventilação; revestimento interno e externo com argamassa de chapisco e emboço; piso parcial em concreto armado e parcial cerâmico; pintura com tinta látex; caixilhos de alumínio com vidros lisos; portas e portão de alumínio; iluminação com lâmpadas fluorescentes; forro parcial com manta isolante; cobertura com telhas de aço zincado apoiadas sobre estrutura metálica em duas águas.	275,00	517.000	0,5370	278.000	23
24	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DOCUMENTAÇÃO, INFORMÁTICA, ESPAÇO MAIS VIDA - Edificação térrea com pé-direito de 4,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento interno com argamassa de chapisco e emboço e azulejos (sanitários); revestimento externo com argamassa de chapisco e emboço; piso em placas cerâmicas (sanitários) e de granilite; pintura com tinta látex; caixilhos de alumínio com vidros lisos; portas de madeira e alumínio; iluminação com lâmpadas fluorescentes; forro em laje de concreto armado; cobertura com telhas cerâmicas apoiadas sobre estrutura de madeira em duas águas.	300,00	564.000	0,6620	373.000	30
25	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	GRÊMIO CETREL - Edificação do tipo quiosque com pé-direito de 3,00 m. Estrutura de madeira com fechamento lateral parcial em alvenaria de tijolos aparentes; revestimento interno e externo parcial em argamassa de chapisco e emboço; piso de placas cerâmicas e cimentado; pintura com tinta látex; caixilhos de madeira; iluminação com lâmpadas fluorescentes e de luz mista; forro de madeira; cobertura com telhas cerâmicas apoiada sobre estrutura de madeira.	137,00	106.000	0,3270	35.000	13
26	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	SNO (MÓDULO DE COMANDO) - Edificação em dois pavimentos com pé-direito de 3,50 m por pavimento. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos cerâmicos aparentes; revestimento interno com argamassa de chapisco e emboço e azulejos nos sanitários; piso parcial em placas cerâmicas, parcial em porcelanato e parcial em placas vinílicas; pintura com tinta látex; portas de alumínio; caixilhos de alumínio com vidros lisos; iluminação com lâmpadas fluorescentes; forro parcial em laje de concreto armado, parcial em forrovid e parcial em PVC; cobertura com telhas de fibrocimento do tipo Kalhetão	326,00	587.000	0,5740	337.000	25
27	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	LABORATÓRIO / SISTEMA DE MONITORAMENTO AMBIENTAL - Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento externo parcial com argmassa de chapsico e emboço e parcial com litocerâmica; revestimento interno com argamassa de chapisco e emboço e azulejos; piso parcial em placas cerâmicas do tipo Gail, parcial em placas vinílicas e parcial em cerâmica comum; pintura com tinta látex; portas de alumínio; caixilhos de alumínio com vidros lisos; iluminação com lâmpadas fluorescentes; forro parcial em laje de concreto armado e parcial em forrovid; cobertura com telhas de fibrocimento do tipo Kalhetão. Sanitários com paredes revestidas com azulejos e piso cerâmico.	1.180,00	2.490.000	0,6290	1.566.000	26
28	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DIRETORIA / REFEITÓRIO - Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento externo em argamassa de chapisco e emboço; revestimento interno em argamassa de chapisco e emboço e azulejos; piso de placas cerâmicas e placas vinílicas; pintura com tinta látex; portas de alumínio e de vidro do tipo temperado; caixilhos de alumínio com vidros lisos; iluminação com lâmpadas fluorescentes; forro em laje de concreto armado e do tipo Forrovid; cobertura em estrutura de concreto armado pré-moldado no formato trapezoidal. Sanitários com paredes revestidas com placas do tipo melamínicas e piso em granito.	855,00	1.800.000	0,3270	589.000	13
29	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PORTARIA PRINCIPAL - Edificação em dois pavimentos. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos cerâmicos aparentes; revestimento interno com argamassa de chapisco e emboço; piso de placas cerâmicas; pintura com tinta látex; portas de alumínio; caixilhos de alumínio com vidros lisos; iluminação com lâmpadas fluorescentes; cobertura em laje de concreto armado.	80,60	270.000	0,6450	174.000	29
30	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	SANITÁRIO DA PORTARIA PRINCIPAL - Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos cerâmicos aparentes; revestimento interno com azulejos até o teto; piso em granito; portas de alumínio; caixilhos de alumínio com vidros lisos; iluminação com lâmpadas fluorescentes; forro em lambris de mdeira; cobertura em laje de concreto armado.	4,00	6.000	0,6450	4.000	29
31	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	MODULO 1 - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento interno com argamassa de chapisco e emboço e azulejos; revestimento externo com argamassa de chapisco e emboço; piso de granilite; pintura com tinta látex; caixilhos de alumínio com vidros lisos; portas de madeira; iluminação com lâmpadas fluorescentes; forro de madeira; cobertura com telhas cerâmicas apoiadas sobre estrutura de madeira em duas águas. Sanitários com piso cerâmico e paredes revestidas com azulejos até o teto.	105,60	151.000	0,3270	49.000	13
32	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	MODULO 2 - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento interno com argamassa de chapisco e emboço; revestimento externo com argamassa de chapisco e emboço; piso de granilite; pintura com tinta látex; caixilhos de alumínio com vidros lisos; portas de madeira; iluminação com lâmpadas fluorescentes; forro de madeira; cobertura com telhas cerâmicas apoiadas sobre estrutura de madeira em duas águas.	105,60	151.000	0,3270	49.000	13
33	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	MODULO 3 - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento interno com argamassa de chapisco e emboço e azulejos no sanitário; revestimento externo com argamassa de chapisco e emboço; piso de granilite; pintura com tinta látex; caixilhos de alumínio com vidros lisos; portas de madeira; iluminação com lâmpadas fluorescentes; forro de madeira; cobertura com telhas cerâmicas apoiadas sobre estrutura de madeira em duas águas	105,60	151.000	0,3270	49.000	13

34	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	MODULO 4 - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento interno com argamassa de chapisco e emboço; revestimento externo com argamassa de chapisco e emboço; piso de granilite; pintura com tinta látex; caixilhos de alumínio com vidros lisos; portas de madeira; iluminação com lâmpadas fluorescentes; forro de madeira; cobertura com telhas cerâmicas apoiadas sobre estrutura de madeira em duas águas.	105,60	151.000	0,3270	49.000	13
35	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	MODULO 5 - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento interno com argamassa de chapisco e emboço e azulejos; revestimento externo com argamassa de chapisco e emboço; piso de granilite; pintura com tinta látex; caixilhos de alumínio com vidros lisos; portas de madeira; iluminação com lâmpadas fluorescentes; forro de madeira; cobertura com telhas cerâmicas apoiadas sobre estrutura de madeira em duas águas. Sanitários com piso cerâmico e paredes revestidas com azulejos até o teto.	105,60	151.000	0,3270	49.000	13
36	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	MODULO 6 - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento interno com argamassa de chapisco e emboço e azulejos no sanitário; revestimento externo com argamassa de chapisco e emboço; piso parcial em granilite e parcial em paviflex; pintura com tinta látex; caixilhos de alumínio com vidros lisos; portas de madeira e de vidro temperado; iluminação com lâmpadas fluorescentes; forro parcial de madeira e parcial de gesso; cobertura com telhas cerâmicas apoiadas sobre estrutura de madeira em duas águas.	105,60	151.000	0,3270	49.000	13
37	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	MODULO 7 - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento interno com argamassa de chapisco e emboço, azulejos e placas melamínicas; revestimento externo com argamassa de chapisco e emboço; piso parcial cerâmico e parcial paviflex; pintura com tinta látex; caixilhos de alumínio com vidros lisos; portas de madeira; iluminação com lâmpadas fluorescentes; forro de madeira; cobertura com telhas cerâmicas apoiadas sobre estrutura de madeira em duas águas.	105,60	151.000	0,3270	49.000	13
38	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	MODULO 8 - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento interno com argamassa de chapisco e emboço e parcial em carpete; revestimento externo com argamassa de chapisco e emboço; piso de granilite; pintura com tinta látex; caixilhos de alumínio com vidros lisos; portas de madeira; iluminação com lâmpadas fluorescentes; forro de madeira; cobertura com telhas cerâmicas apoiadas sobre estrutura de madeira em duas águas.	105,60	151.000	0,3270	49.000	13
39	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	MODULO 9 - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento interno com argamassa de chapisco e emboço e azulejos; revestimento externo com argamassa de chapisco e emboço; piso de granilite; pintura com tinta látex; caixilhos de alumínio com vidros lisos; portas de madeira; iluminação com lâmpadas fluorescentes; forro de madeira; cobertura com telhas cerâmicas apoiadas sobre estrutura de madeira em duas águas.	105,60	151.000	0,3270	49.000	13
40	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	URV - Unidade de remoção de voláteis - Caixas A e B de concreto armado com volume total de armazenamento de 1.668 m³.	-	1.080.000	0,4260	460.000	16
41	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	SUBESTAÇÃO M5 - Edificação térrea com pé-direito de 4,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento externo em placas de litocerâmica; revestimento interno com argamassa de chapisco e emboço; piso em placas de borracha do tipo Plurigoma; pintura com tinta látex; portas de ferro em chapa; iluminação com lâmpadas fluorescentes; telhas de fibrocimento do tipo Kalhetão apoiadas sobre vigas de concreto armado em uma água.	24,00	46.000	0,4580	21.000	23
42	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	BEQ - Bacia de equalização - Tanque de concreto armado com capacidade de armazenamento de 50.000 m³.	-	4.813.000	0,4260	2.050.000	16
43	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	TA 3 - Tanque de aeração número 3 - Tanque de concreto armado e gabião com capacidade de armazenamento de 52.000 m³.	-	7.605.000	0,0940	715.000	3
44	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	TA 4 - Tanque de aeração número 4 - Tanque de concreto armado e gabião com capacidade de armazenamento de 52.000 m³.	-	7.605.000	0,9705	7.381.000	38
45	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	SUBESTAÇÃO M2-B - Edificação térrea com pé-direito de 4,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento externo em placas de litocerâmica; revestimento interno com argamassa de chapisco e emboço; piso em placas de borracha do tipo Plurigoma; pintura com tinta látex; portas de ferro em chapa; caixilhos de alumínio com vidros lisos; iluminação com lâmpadas fluorescentes; laje de concreto armado do tipo pi; telhas de concreto armado do tipo Kalhetão apoiadas sobre vigas de concreto armado em uma água.	200,00	377.000	0,7615	287.000	44
46	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	CDV 01 a CDV 09 - Caixa de Distribuição de Vazão - Estruturas de concreto armado volume aproximado 1.350 m3	1.350,00	6.380.000	0,7250	4.626.000	25
47	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	Subestação M2-A (Oficina do TPM) - Edificação térrea com pé-direito de 4,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento externo em placas de litocerâmica; revestimento interno com argamassa de chapisco e emboço; piso em placas de borracha do tipo Plurigoma; pintura com tinta látex; portas de alumínio; caixilhos de alumínio com vidros lisos; elementos vazados em concreto para ventilação; iluminação com lâmpadas fluorescentes; laje de concreto armado; telhas de concreto armado do tipo Kalhetão apoiadas sobre vigas de concreto armado em uma água.	66,00	125.000	0,4580	57.000	23
48	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	TA 1 - Tanque de aeração número 1 - Tanque de concreto armado e gabião com capacidade de armazenamento de 35.100 m³.	-	5.133.000	0,0940	483.000	3
49	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	TA 2 - Tanque de concreto armado e gabião com capacidade de armazenamento de 39.000 m³.	-	5.703.000	0,5930	3.382.000	21
50	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ELEVATÓRIA DE LODO CRÚ - Fosso em concreto armado para abrigar bombas e edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral parcial em alvenaria de tijolos cerâmicos laminados aparentes e parcial em elementos vazados de concreto; piso de concreto armado; portas de aço; iluminação com lâmpadas de luz mista; cobertura em laje de concreto armado.	-	527.000	0,0940	50.000	3
51	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	SUBESTAÇÃO M1 / OPERAÇÃO - Edificação térrea com pé-direito de 4,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento externo em placas de litocerâmica; revestimento interno com argamassa de chapisco e emboço; piso em placas de borracha do tipo Plurigoma e de granilite; pintura com tinta látex; portas de alumínio; caixilhos de alumínio; iluminação com lâmpadas de luz mista; forro em laje de concreto armado.	40,00	76.000	0,4580	35.000	23
52	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ESPESSADOR DE LODO NÚMERO 3 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 1.862 m³,	1.862,00	8.800.000	0,1460	1.285.000	4
53	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ESPESSADOR DE LODO NÚMERO 4 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 1.862 m³,	1.862,00	8.800.000	0,1460	1.285.000	4
54	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ESPESSADOR DE LODO NÚMERO 5 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 1.862 m³,	1.862,00	8.800.000	0,1460	1.285.000	4
55	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ESPESSADOR DE LODO NÚMERO 1 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 555 m³.	555,00	2.630.000	0,1460	384.000	4
56	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ESPESSADOR DE LODO NÚMERO 2 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 555 m³.	555,00	2.630.000	0,1460	384.000	4
57	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ELEVATÓRIA DE LODO CENTRAL - Fosso de concreto armado e edificação térrea com pé-direito de 3,00 m; estrutura metálica; cobertura em telhas de aço zincado; fechamento lateral parcial em elementos vazados de concreto; piso em concreto desempenado.	-	321.000	0,0940	30.000	3
58	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ELEVATÓRIA DE LODO CENTRAL - EDIFICAÇÃO PARA RECALQUE DE CLARIFICADO	-	46.000	0,9845	45.000	39
59	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DIGESTOR DE LODO NÚMERO 1 - Tanque de concreto armado com capacidade de armazenamento de 1.225 m³.	1.225,00	5.790.000	0,1460	845.000	4

60	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DIGESTOR DE LODO NÚMERO 2- Tanque de concreto armado com capacidade de armazenamento de 1.225 m³.	1.225,00	5.790.000	0,1460	845.000	4
61	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DIGESTOR DE LODO NÚMERO 3 - Tanque de concreto armado com capacidade de armazenamento de 2.250 m³.	2.250,00	10.630.000	0,1460	1.552.000	4
62	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	Subestação M3 - Edificação térrea com pé-direito de 4,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento externo em placas de litocerâmica; revestimento interno com argamassa de chapisco e emboço; piso em placas de borracha do tipo Plurigoma; pintura com tinta látex; portas de ferro em chapa e de alumínio de correr; caixilhos de alumínio com vidros lisos; elementos vazados de concreto; iluminação com lâmpadas de luz mista; laje de concreto armado; cobertura com telhas de fibrocimento do tipo kalhetão.	135,00	255.000	0,4580	117.000	23
63	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ELA 1 (Elevatória de Lodo Ativado) - Estrutura em concreto armado para bombeamento de efluentes.	-	1.603.000	0,0940	151.000	3
64	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	Subestação M4 - Edificação térrea com pé-direito de 4,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento externo em placas de litocerâmica; revestimento interno com argamassa de chapisco e emboço; piso em placas de borracha do tipo Plurigoma; pintura com tinta látex; portas de ferro em chapa e de alumínio de correr; caixilhos de alumínio com vidros lisos; elementos vazados de concreto; iluminação com lâmpadas de luz mista; laje de concreto armado; cobertura com telhas de fibrocimento do tipo kalhetão.	48,26	91.000	0,4580	42.000	23
65	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DS 1 - Decantador secundário número 1 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 2.570 m³.	2.570,00	12.140.000	0,1460	1.772.000	4
66	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DS 2 - Decantador secundário número 2 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 2.570 m³.	2.570,00	12.140.000	0,1460	1.772.000	4
67	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DS 3 - Decantador secundário número 3 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 2.570 m³.	2.570,00	12.140.000	0,1460	1.772.000	4
68	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DS 4 - Decantador secundário número 4 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 2.570 m³.	2.570,00	12.140.000	0,1460	1.772.000	4
69	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DS 5 - Decantador secundário número 5 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 2.570 m³.	2.570,00	12.140.000	0,1460	1.772.000	4
70	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DS 6 - Decantador secundário número 6 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 2.570 m³.	2.570,00	12.140.000	0,1460	1.772.000	4
71	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ELA 2 - Estrutura em concreto armado para bombeamento de efluentes.	-	802.000	0,0940	75.000	3
72	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	Subestação M6 - Edificação térrea com pé-direito de 4,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimento externo em placas de litocerâmica; revestimento interno com argamassa de chapisco e emboço; piso em placas de borracha do tipo Plurigoma; pintura com tinta látex; portas de ferro em chapa; iluminação com lâmpadas de luz mista; cobertura com telhas de fibrocimento do tipo Kalhetão.	36,00	68.000	0,6190	42.000	33
73	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DS 7 - Decantador secundário número 7 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 5.330 m³.	5.330,00	25.170.000	0,5370	13.516.000	17
74	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DS 8 - Decantador secundário número 8 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 5.330 m³.	5.330,00	25.170.000	0,5370	13.516.000	17
75	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DS 9 - Decantador secundário número 9 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 5.330 m³.	5.330,00	25.170.000	0,5370	13.516.000	17
76	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DS 10 - Decantador secundário número 10 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 5.330 m³.	5.330,00	25.170.000	0,5370	13.516.000	17
77	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DS 11 - Decantador secundário número 11 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 5.330 m³.	5.330,00	25.170.000	0,5370	13.516.000	17
78	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	DS 12 - Decantador secundário número 12 - Tanque cilíndrico de concreto armado com capacidade de armazenamento de 5.330 m³.	5.330,00	25.170.000	0,5370	13.516.000	17
79	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ELA 3 - Elevatória de lodo ativado número 3 - Galpão semi-aberto com pé-direito de 4,50 m. Estrutura de concreto armado pré-moldado com fechamento lateral em painéis de concreto armado pré-moldado; piso de concreto armado; iluminação com lâmpadas de luz mista; cobertura com telhas de concreto armado pré-moldado do tipo Kalhetão. Anexo tanque de concreto armado.	465,00	1.070.000	0,3940	422.000	13
80	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	ETF 2 - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos aparentes; revestimento interno em argamassa de chapisco e emboço; piso em concreto; pintura com tinta látex; caixilhos de alumínio com vidros lisos; elementos vazados de concreto; portas de alumínio; iluminação com lâmpadas do tipo vapor de mercúrio; cobertura com telhas de fibrocimento do tipo kalhetão. Apresenta fosso para apoio de equipamentos.	6,25	9.000	0,2920	3.000	13
81	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	SUBESTAÇÃO PRINCIPAL- Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento externo em argamassa de chapisco e emboço; revestimento interno em argamassa de chapisco e emboço e azulejos; piso de granilite e placas cerâmicas; pintura com tinta látex; caixilhos de alumínio com vidros lisos; portas de alumínio; iluminação com lâmpadas fluorescentes e de luz mista; forro em laje de concreto armado; cobertura com telhas cerâmicas apoiadas sobre estrutura de madeira em duas águas.	75,00	142.000	0,4580	65.000	23
82	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/001 | Poço de Extração | PROFUNDIDADE (m) 77	77,00	356.000	0,2925	104.000	7
83	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/002 | Poço de Extração | PROFUNDIDADE (m) 51	51,00	236.000	0,3385	80.000	8
84	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/003 | Poço de Extração | PROFUNDIDADE (m) 37,5	37,50	174.000	0,3385	59.000	8
85	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/004 | Poço de Extração | PROFUNDIDADE (m) 55	55,00	254.000	0,3385	86.000	8
86	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/005 | Poço de Extração | PROFUNDIDADE (m) 53	53,00	245.000	0,3385	83.000	8
87	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/006 | Poço de Extração | PROFUNDIDADE (m) 53	53,00	245.000	0,3385	83.000	8
88	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/007 | Poço de Extração | PROFUNDIDADE (m) 53	53,00	245.000	0,3385	83.000	8
89	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/008 | Poço de Extração | PROFUNDIDADE (m) 48,16	48,16	223.000	0,3385	75.000	8
90	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/010 | Poço de Extração | PROFUNDIDADE (m) 53	53,00	245.000	0,3385	83.000	8
91	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/011 | Poço de Extração | PROFUNDIDADE (m) 53	53,00	245.000	0,3385	83.000	8
92	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/012 | Poço de Extração | PROFUNDIDADE (m) 53	53,00	245.000	0,3385	83.000	8
93	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/014 | Poço de Extração | PROFUNDIDADE (m) 50	50,00	231.000	0,6365	147.000	17
94	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/015 | Poço de Extração | PROFUNDIDADE (m) 53	53,00	245.000	0,7175	176.000	20
95	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/016 | Poço de Extração | PROFUNDIDADE (m) 59,6	59,60	276.000	0,8690	240.000	27
96	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PE-128/017 | Poço de Extração | PROFUNDIDADE (m) 61,5	61,50	284.000	0,8690	247.000	27
97	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/004 | Poço de Monitoramento | PROFUNDIDADE (m) 49	49,00	71.000	0,3385	24.000	8
98	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/005 | Poço de Monitoramento | PROFUNDIDADE (m) 55	55,00	80.000	0,3385	27.000	8
99	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/006 | Poço de Monitoramento | PROFUNDIDADE (m) 41	41,00	60.000	0,3385	20.000	8
100	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/007 | Poço de Monitoramento | PROFUNDIDADE (m) 41	41,00	60.000	0,3385	20.000	8
101	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/009 | Poço de Monitoramento | PROFUNDIDADE (m) 39	39,00	57.000	0,3385	19.000	8
102	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/010 | Poço de Monitoramento | PROFUNDIDADE (m) 41	41,00	60.000	0,3385	20.000	8
103	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/011 | Poço de Monitoramento | PROFUNDIDADE (m) 41	41,00	60.000	0,3385	20.000	8
104	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/012 | Poço de Monitoramento | PROFUNDIDADE (m) 35	35,00	51.000	0,4050	21.000	10
105	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/013 | Poço de Monitoramento | PROFUNDIDADE (m) 7,7	7,70	12.000	0,1590	2.000	5
106	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/014 | Poço de Monitoramento | PROFUNDIDADE (m) 17	17,00	25.000	0,4050	10.000	10
107	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/015 | Poço de Monitoramento | PROFUNDIDADE (m) 15	15,00	22.000	0,4050	9.000	10
108	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/016 | Poço de Monitoramento | PROFUNDIDADE (m) 11	11,00	16.000	0,4050	6.000	10
109	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/017 | Poço de Monitoramento | PROFUNDIDADE (m) 35	35,00	51.000	0,4050	21.000	10
110	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/018 | Poço de Monitoramento | PROFUNDIDADE (m) 35	35,00	51.000	0,4050	21.000	10
111	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/019 | Poço de Monitoramento | PROFUNDIDADE (m) 50	50,00	73.000	0,6365	46.000	17
112	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/020 | Poço de Monitoramento | PROFUNDIDADE (m) 50	50,00	73.000	0,8845	65.000	28

113	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/021 | Poço de Monitoramento | PROFUNDIDADE (m) 50	50,00	73.000	0,8845	65.000	28
114	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PM-128/022 | Poço de Monitoramento | PROFUNDIDADE (m) 50	50,00	73.000	0,8845	65.000	28
115	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PMM-128/001 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 35	35,00	51.000	0,2925	15.000	7
116	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PMM-128/002 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 55	55,00	80.000	0,2925	23.000	7
117	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PMM-128/003 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 77	77,00	112.000	0,3385	38.000	8
118	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	BARREIRA HIDRÁULICA	PMM-128/004 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 49	49,00	71.000	0,3385	24.000	8
119	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/001 | Poço de Monitoramento | PROFUNDIDADE (m) 11	11,00	16.000	0,3385	5.000	8
120	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/002 | Poço de Monitoramento | PROFUNDIDADE (m) 25	25,00	37.000	0,3385	13.000	8
121	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/003 | Poço de Monitoramento | PROFUNDIDADE (m) 11	11,00	16.000	0,3385	5.000	8
122	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/004 | Poço de Monitoramento | PROFUNDIDADE (m) 21	21,00	31.000	0,3385	10.000	8
123	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/010 | Poço de Monitoramento | PROFUNDIDADE (m) 70	70,00	102.000	0,8090	83.000	24
124	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/012 | Poço de Monitoramento | PROFUNDIDADE (m) 4,04	4,04	6.000	0,1460	1.000	5
125	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/013 | Poço de Monitoramento | PROFUNDIDADE (m) 4,01	4,01	6.000	0,1460	1.000	5
126	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/014 | Poço de Monitoramento | PROFUNDIDADE (m) 4,45	4,45	7.000	0,1460	1.000	5
127	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/015 | Poço de Monitoramento | PROFUNDIDADE (m) 4,5	4,50	7.000	0,1460	1.000	5
128	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/016 | Poço de Monitoramento | PROFUNDIDADE (m) 4,96	4,96	8.000	0,1460	1.000	5
129	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/017 | Poço de Monitoramento | PROFUNDIDADE (m) 4,12	4,12	6.000	0,1460	1.000	5
130	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/018 | Poço de Monitoramento | PROFUNDIDADE (m) 5,08	5,08	8.000	0,1460	1.000	5
131	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/019 | Poço de Monitoramento | PROFUNDIDADE (m) 4,92	4,92	8.000	0,1460	1.000	5
132	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/020 | Poço de Monitoramento | PROFUNDIDADE (m) 4,5	4,50	7.000	0,1460	1.000	5
133	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/022 | Poço de Monitoramento | PROFUNDIDADE (m) 5	5,00	8.000	0,8690	7.000	27
134	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/024 | Poço de Monitoramento | PROFUNDIDADE (m) 5	5,00	8.000	0,8690	7.000	27
135	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/026 | Poço de Monitoramento | PROFUNDIDADE (m) 5	5,00	8.000	0,9050	7.000	29
136	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/027 | Poço de Monitoramento | PROFUNDIDADE (m) 5	5,00	8.000	0,9050	7.000	29
137	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/100 | Poço de Monitoramento | PROFUNDIDADE (m) 7,2	7,20	11.000	0,1460	2.000	5
138	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/101 | Poço de Monitoramento | PROFUNDIDADE (m) 10,2	10,20	15.000	0,1460	2.000	5
139	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/104 | Poço de Monitoramento | PROFUNDIDADE (m) 10,4	10,40	16.000	0,1460	2.000	5
140	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/105 | Poço de Monitoramento | PROFUNDIDADE (m) 9,97	9,97	15.000	0,1460	2.000	5
141	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/106 | Poço de Monitoramento | PROFUNDIDADE (m) 14,02	14,02	21.000	0,1460	3.000	5
142	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/107 | Poço de Monitoramento | PROFUNDIDADE (m) 11,4	11,40	17.000	0,1460	2.000	5
143	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/204 | Poço de Monitoramento | PROFUNDIDADE (m) 32	32,00	47.000	0,1460	7.000	5
144	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/205 | Poço de Monitoramento | PROFUNDIDADE (m) 33	33,00	48.000	0,1460	7.000	5
145	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/206 | Poço de Monitoramento | PROFUNDIDADE (m) 12,2	12,20	18.000	0,1460	3.000	5
146	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/207 | Poço de Monitoramento | PROFUNDIDADE (m) 15,9	15,90	24.000	0,8090	19.000	24
147	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/218 | Poço de Monitoramento | PROFUNDIDADE (m) 13,06	13,06	19.000	0,1460	3.000	5
148	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/221 | Poço de Monitoramento | PROFUNDIDADE (m) 10	10,00	15.000	0,2570	4.000	6
149	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/222 | Poço de Monitoramento | PROFUNDIDADE (m) 10	10,00	15.000	0,2570	4.000	6
150	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/223 | Poço de Monitoramento | PROFUNDIDADE (m) 10	10,00	15.000	0,2570	4.000	6
151	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/224 | Poço de Monitoramento | PROFUNDIDADE (m) 10	10,00	15.000	0,2570	4.000	6
152	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/225 | Poço de Monitoramento | PROFUNDIDADE (m) 12	12,00	18.000	0,2570	5.000	6
153	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/226 | Poço de Monitoramento | PROFUNDIDADE (m) 12	12,00	18.000	0,2570	5.000	6
154	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/227 | Poço de Monitoramento | PROFUNDIDADE (m) 12,8	12,80	19.000	0,2570	5.000	6
155	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/228 | Poço de Monitoramento | PROFUNDIDADE (m) 13	13,00	19.000	0,2570	5.000	6
156	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/229 | Poço de Monitoramento | PROFUNDIDADE (m) 10	10,00	15.000	0,3385	5.000	8
157	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/230 | Poço de Monitoramento | PROFUNDIDADE (m) 10,2	10,20	15.000	0,3385	5.000	8
158	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/233 | Poço de Monitoramento | PROFUNDIDADE (m) 15	15,00	22.000	0,3720	8.000	9
159	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/234 | Poço de Monitoramento | PROFUNDIDADE (m) 31	31,00	45.000	0,3720	17.000	9
160	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/236 | Poço de Monitoramento | PROFUNDIDADE (m) 31	31,00	45.000	0,3720	17.000	9
161	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/238 | Poço de Monitoramento | PROFUNDIDADE (m) 29	29,00	42.000	0,3720	16.000	9
162	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/240 | Poço de Monitoramento | PROFUNDIDADE (m) 30,5	30,50	45.000	0,1460	7.000	5
163	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/241 | Poço de Monitoramento | PROFUNDIDADE (m) 23	23,00	34.000	0,1460	5.000	5
164	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/242 | Poço de Monitoramento | PROFUNDIDADE (m) 23,2	23,20	34.000	0,1460	5.000	5
165	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/243 | Poço de Monitoramento | PROFUNDIDADE (m) 23	23,00	34.000	0,1460	5.000	5

166	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/244	Poço de Monitoramento	PROFUNDIDADE (m)	25	25,00	37.000	0,1460	5.000	5
167	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/245	Poço de Monitoramento	PROFUNDIDADE (m)	22	22,00	32.000	0,1460	5.000	5
168	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/246	Poço de Monitoramento	PROFUNDIDADE (m)	30	30,00	44.000	0,1460	6.000	5
169	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/247	Poço de Monitoramento	PROFUNDIDADE (m)	60	60,00	87.000	0,6015	52.000	16
170	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/248	Poço de Monitoramento	PROFUNDIDADE (m)	60	60,00	87.000	0,6015	52.000	16
171	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/249	Poço de Monitoramento	PROFUNDIDADE (m)	60	60,00	87.000	0,6015	52.000	16
172	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/250	Poço de Monitoramento	PROFUNDIDADE (m)	60	60,00	87.000	0,6015	52.000	16
173	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/259	Poço de Monitoramento	PROFUNDIDADE (m)	25,6	25,60	38.000	0,6365	24.000	17
174	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/260	Poço de Monitoramento	PROFUNDIDADE (m)	56	56,00	82.000	0,6365	52.000	17
175	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/272	Poço de Monitoramento	PROFUNDIDADE (m)	61,2	61,20	89.000	0,7615	68.000	22
176	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/273	Poço de Monitoramento	PROFUNDIDADE (m)	30,5	30,50	45.000	0,7615	34.000	22
177	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/274	Poço de Monitoramento	PROFUNDIDADE (m)	30,5	30,50	45.000	0,7615	34.000	22
178	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/275	Poço de Monitoramento	PROFUNDIDADE (m)	21	21,00	31.000	0,7890	24.000	23
179	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/276	Poço de Monitoramento	PROFUNDIDADE (m)	19,5	19,50	29.000	0,7890	23.000	23
180	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/277	Poço de Monitoramento	PROFUNDIDADE (m)	20	20,00	29.000	0,7890	23.000	23
181	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/278	Poço de Monitoramento	PROFUNDIDADE (m)	20	20,00	29.000	0,8515	25.000	26
182	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/279	Poço de Monitoramento	PROFUNDIDADE (m)	20	20,00	29.000	0,8515	25.000	26
183	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/280	Poço de Monitoramento	PROFUNDIDADE (m)	20	20,00	29.000	0,8515	25.000	26
184	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/281	Poço de Monitoramento	PROFUNDIDADE (m)	20	20,00	29.000	0,8515	25.000	26
185	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/282	Poço de Monitoramento	PROFUNDIDADE (m)	20	20,00	29.000	0,8515	25.000	26
186	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/283	Poço de Monitoramento	PROFUNDIDADE (m)	20	20,00	29.000	0,8515	25.000	26
187	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/284	Poço de Monitoramento	PROFUNDIDADE (m)	20	20,00	29.000	0,8515	25.000	26
188	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/285	Poço de Monitoramento	PROFUNDIDADE (m)	20	20,00	29.000	0,8515	25.000	26
189	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/286	Poço de Monitoramento	PROFUNDIDADE (m)	20	20,00	29.000	0,8515	25.000	26
190	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/309	Poço de Monitoramento	PROFUNDIDADE (m)	15,75	15,75	23.000	0,7890	18.000	23
191	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/310	Poço de Monitoramento	PROFUNDIDADE (m)	15	15,00	22.000	0,8090	18.000	24
192	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/311	Poço de Monitoramento	PROFUNDIDADE (m)	15,31	15,31	23.000	0,8090	19.000	24
193	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/313	Poço de Monitoramento	PROFUNDIDADE (m)	10,05	10,05	15.000	0,1460	2.000	5
194	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/314	Poço de Monitoramento	PROFUNDIDADE (m)	5,95	5,95	9.000	0,1460	1.000	5
195	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/315	Poço de Monitoramento	PROFUNDIDADE (m)	6,49	6,49	10.000	0,1460	1.000	5
196	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/316	Poço de Monitoramento	PROFUNDIDADE (m)	12,77	12,77	19.000	0,1460	3.000	5
197	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/317	Poço de Monitoramento	PROFUNDIDADE (m)	15,25	15,25	23.000	0,8090	19.000	24
198	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/318	Poço de Monitoramento	PROFUNDIDADE (m)	15,52	15,52	23.000	0,1460	3.000	5
199	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/320	Poço de Monitoramento	PROFUNDIDADE (m)	15,72	15,72	23.000	0,8090	19.000	24
200	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/408	Poço de Monitoramento	PROFUNDIDADE (m)	9,32	9,32	14.000	0,1460	2.000	5
201	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/413	Poço de Monitoramento	PROFUNDIDADE (m)	29,5	29,50	43.000	0,7615	33.000	22
202	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/414	Poço de Monitoramento	PROFUNDIDADE (m)	15,77	15,77	23.000	0,8090	19.000	24
203	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/416	Poço de Monitoramento	PROFUNDIDADE (m)	15,75	15,75	23.000	0,7890	18.000	23
204	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/417	Poço de Monitoramento	PROFUNDIDADE (m)	15,84	15,84	23.000	0,7890	18.000	23
205	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/500	Poço de Monitoramento	PROFUNDIDADE (m)	31,1	31,10	45.000	0,1460	7.000	5
206	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/501	Poço de Monitoramento	PROFUNDIDADE (m)	30,7	30,70	45.000	0,6365	29.000	17
207	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/502	Poço de Monitoramento	PROFUNDIDADE (m)	30,8	30,80	45.000	0,1460	7.000	5
208	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/503	Poço de Monitoramento	PROFUNDIDADE (m)	30,4	30,40	44.000	0,6620	29.000	18
209	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/504	Poço de Monitoramento	PROFUNDIDADE (m)	71	71,00	103.000	0,6620	68.000	18
210	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/505	Poço de Monitoramento	PROFUNDIDADE (m)	64	64,00	93.000	0,6620	62.000	18
211	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/510	Poço de Monitoramento	PROFUNDIDADE (m)	15,85	15,85	23.000	0,7615	18.000	22
212	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/511	Poço de Monitoramento	PROFUNDIDADE (m)	28,5	28,50	42.000	0,7890	33.000	23
213	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/512	Poço de Monitoramento	PROFUNDIDADE (m)	30,5	30,50	45.000	0,7890	36.000	23
214	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/513	Poço de Monitoramento	PROFUNDIDADE (m)	19,27	19,27	28.000	0,8090	23.000	24
215	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/514	Poço de Monitoramento	PROFUNDIDADE (m)	20,54	20,54	30.000	0,8090	24.000	24

216	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/515 | Poço de Monitoramento | PROFUNDIDADE (m) 20,8	20,80	31.000	0,8090	25.000	24
217	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/516 | Poço de Monitoramento | PROFUNDIDADE (m) 31,17	31,17	46.000	0,8090	37.000	24
218	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/517 | Poço de Monitoramento | PROFUNDIDADE (m) 16,16	16,16	24.000	0,8090	19.000	24
219	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/518 | Poço de Monitoramento | PROFUNDIDADE (m) 16,1	16,10	24.000	0,8090	19.000	24
220	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/519 | Poço de Monitoramento | PROFUNDIDADE (m) 15,8	15,80	23.000	0,8090	19.000	24
221	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/520 | Poço de Monitoramento | PROFUNDIDADE (m) 16,24	16,24	24.000	0,8090	19.000	24
222	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/521 | Poço de Monitoramento | PROFUNDIDADE (m) 30,93	30,93	45.000	0,7890	36.000	23
223	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/522 | Poço de Monitoramento | PROFUNDIDADE (m) 30,88	30,88	45.000	0,7890	36.000	23
224	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/523 | Poço de Monitoramento | PROFUNDIDADE (m) 16,23	16,23	24.000	0,8090	19.000	24
225	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/524 | Poço de Monitoramento | PROFUNDIDADE (m) 15,28	15,28	23.000	0,8090	19.000	24
226	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/525 | Poço de Monitoramento | PROFUNDIDADE (m) 13,27	13,27	20.000	0,1460	3.000	5
227	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/526 | Poço de Monitoramento | PROFUNDIDADE (m) 30,86	30,86	45.000	0,8090	36.000	24
228	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/527 | Poço de Monitoramento | PROFUNDIDADE (m) 29,73	29,73	44.000	0,8090	36.000	24
229	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/528 | Poço de Monitoramento | PROFUNDIDADE (m) 30,23	30,23	44.000	0,8090	36.000	24
230	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/529 | Poço de Monitoramento | PROFUNDIDADE (m) 13,24	13,24	20.000	0,1460	3.000	5
231	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/530 | Poço de Monitoramento | PROFUNDIDADE (m) 20,8	20,80	31.000	0,8090	25.000	24
232	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/531 | Poço de Monitoramento | PROFUNDIDADE (m) 20,52	20,52	30.000	0,8090	24.000	24
233	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/532 | Poço de Monitoramento | PROFUNDIDADE (m) 20,73	20,73	30.000	0,1460	4.000	5
234	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/533 | Poço de Monitoramento | PROFUNDIDADE (m) 21,82	21,82	32.000	0,8090	26.000	24
235	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/534 | Poço de Monitoramento | PROFUNDIDADE (m) 29,96	29,96	44.000	0,8090	36.000	24
236	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/535 | Poço de Monitoramento | PROFUNDIDADE (m) 29,92	29,92	44.000	0,8090	36.000	24
237	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/536 | Poço de Monitoramento | PROFUNDIDADE (m) 20,5	20,50	30.000	0,8845	27.000	28
238	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/537 | Poço de Monitoramento | PROFUNDIDADE (m) 20,5	20,50	30.000	0,8845	27.000	28
239	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/538 | Poço de Monitoramento | PROFUNDIDADE (m) 21	21,00	31.000	0,8845	27.000	28
240	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/539 | Poço de Monitoramento | PROFUNDIDADE (m) 21	21,00	31.000	0,8845	27.000	28
241	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/540 | Poço de Monitoramento | PROFUNDIDADE (m) 21	21,00	31.000	0,8845	27.000	28
242	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/541 | Poço de Monitoramento | PROFUNDIDADE (m) 40	40,00	58.000	0,8845	51.000	28
243	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/542 | Poço de Monitoramento | PROFUNDIDADE (m) 40	40,00	58.000	0,8845	51.000	28
244	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/543 | Poço de Monitoramento | PROFUNDIDADE (m) 40	40,00	58.000	0,8845	51.000	28
245	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/547 | Poço de Monitoramento | PROFUNDIDADE (m) 30,17	30,17	44.000	0,8845	39.000	28
246	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/706 | Poço de Monitoramento | PROFUNDIDADE (m) 25	25,00	37.000	0,7615	28.000	22
247	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/707 | Poço de Monitoramento | PROFUNDIDADE (m) 30	30,00	44.000	0,7615	34.000	22
248	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/708 | Poço de Monitoramento | PROFUNDIDADE (m) 32	32,00	47.000	0,7890	37.000	23
249	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/800 | Poço de Monitoramento | PROFUNDIDADE (m) 12,6	12,60	19.000	0,7175	14.000	20
250	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/802 | Poço de Monitoramento | PROFUNDIDADE (m) 5	5,00	8.000	0,7175	6.000	20
251	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/803 | Poço de Monitoramento | PROFUNDIDADE (m) 4,5	4,50	7.000	0,7175	5.000	20
252	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/804 | Poço de Monitoramento | PROFUNDIDADE (m) 8,11	8,11	12.000	0,1460	2.000	5
253	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/805 | Poço de Monitoramento | PROFUNDIDADE (m) 7,02	7,02	11.000	0,1460	2.000	5
254	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/806 | Poço de Monitoramento | PROFUNDIDADE (m) 6,48	6,48	10.000	0,1460	1.000	5
255	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/807 | Poço de Monitoramento | PROFUNDIDADE (m) 5,5	5,50	8.000	0,1460	1.000	5
256	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/808 | Poço de Monitoramento | PROFUNDIDADE (m) 6,5	6,50	10.000	0,1460	1.000	5
257	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/809 | Poço de Monitoramento | PROFUNDIDADE (m) 6,5	6,50	10.000	0,1460	1.000	5
258	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/810 | Poço de Monitoramento | PROFUNDIDADE (m) 6,5	6,50	10.000	0,1460	1.000	5
259	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/811 | Poço de Monitoramento | PROFUNDIDADE (m) 5,66	5,66	9.000	0,1460	1.000	5
260	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/812 | Poço de Monitoramento | PROFUNDIDADE (m) 5,5	5,50	8.000	0,1460	1.000	5
261	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/814 | Poço de Monitoramento | PROFUNDIDADE (m) 5,5	5,50	8.000	0,1460	1.000	5
262	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/815 | Poço de Monitoramento | PROFUNDIDADE (m) 4,5	4,50	7.000	0,1460	1.000	5
263	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/816 | Poço de Monitoramento | PROFUNDIDADE (m) 6,83	6,83	10.000	0,1460	1.000	5
264	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/817 | Poço de Monitoramento | PROFUNDIDADE (m) 5,83	5,83	9.000	0,1460	1.000	5
265	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/818 | Poço de Monitoramento | PROFUNDIDADE (m) 6	6,00	9.000	0,1460	1.000	5

266	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/819 | Poço de Monitoramento | PROFUNDIDADE (m) 4,33	4,33	7.000	0,1460	1.000	5
267	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/820 | Poço de Monitoramento | PROFUNDIDADE (m) 5,5	5,50	8.000	0,1460	1.000	5
268	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/821 | Poço de Monitoramento | PROFUNDIDADE (m) 5,8	5,80	9.000	0,8515	8.000	26
269	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/822 | Poço de Monitoramento | PROFUNDIDADE (m) 4	4,00	6.000	0,8515	5.000	26
270	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/823 | Poço de Monitoramento | PROFUNDIDADE (m) 5	5,00	8.000	0,8515	7.000	26
271	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/824 | Poço de Monitoramento | PROFUNDIDADE (m) 5,61	5,61	9.000	0,8690	8.000	27
272	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/825 | Poço de Monitoramento | PROFUNDIDADE (m) 4,6	4,60	7.000	0,8690	6.000	27
273	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/826 | Poço de Monitoramento | PROFUNDIDADE (m) 4,83	4,83	7.000	0,8690	6.000	27
274	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/827 | Poço de Monitoramento | PROFUNDIDADE (m) 29	29,00	42.000	0,8845	37.000	28
275	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/828 | Poço de Monitoramento | PROFUNDIDADE (m) 29,5	29,50	43.000	0,8845	38.000	28
276	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/901 | Poço de Monitoramento | PROFUNDIDADE (m) 20	20,00	29.000	0,7890	23.000	23
277	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/902 | Poço de Monitoramento | PROFUNDIDADE (m) 20	20,00	29.000	0,7890	23.000	23
278	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/903 | Poço de Monitoramento | PROFUNDIDADE (m) 20	20,00	29.000	0,7890	23.000	23
279	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/904 | Poço de Monitoramento | PROFUNDIDADE (m) 25	25,00	37.000	0,7890	29.000	23
280	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/905 | Poço de Monitoramento | PROFUNDIDADE (m) 15,5	15,50	23.000	0,7890	18.000	23
281	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/906 | Poço de Monitoramento | PROFUNDIDADE (m) 21,2	21,20	31.000	0,8090	25.000	24
282	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/907 | Poço de Monitoramento | PROFUNDIDADE (m) 19,92	19,92	29.000	0,8090	23.000	24
283	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PM-024/908 | Poço de Monitoramento | PROFUNDIDADE (m) 20,54	20,54	30.000	0,8090	24.000	24
284	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/001 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 100	100,00	145.000	0,6620	96.000	18
285	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/201 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 30	30,00	44.000	0,7615	34.000	22
286	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/202 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 61	61,00	89.000	0,7615	68.000	22
287	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/203 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 30,5	30,50	45.000	0,7615	34.000	22
288	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/204 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 60	60,00	87.000	0,8090	70.000	24
289	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/205 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 30,5	30,50	45.000	0,7615	34.000	22
290	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/206 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 60	60,00	87.000	0,8090	70.000	24
291	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/207 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 15,9	15,90	24.000	0,8090	19.000	24
292	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/208 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 31,2	31,20	46.000	0,8090	37.000	24
293	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/401 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 19,5	19,50	29.000	0,7615	22.000	22
294	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/402 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 35	35,00	51.000	0,7615	39.000	22
295	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/500 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 6	6,00	9.000	0,1460	1.000	5
296	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/501 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 12	12,00	18.000	0,1460	3.000	5
297	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/503 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 19	19,00	28.000	0,7615	21.000	22
298	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/504 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 53,5	53,50	78.000	0,7615	59.000	22
299	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/505 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 16,32	16,32	24.000	0,1460	4.000	5
300	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/506 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 30,97	30,97	45.000	0,7175	32.000	20
301	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/801 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 7,4	7,40	11.000	0,7175	8.000	20
302	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PMM-024/802 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 12,6	12,60	19.000	0,7175	14.000	20
303	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PP-024/004 | Poço Produção | PROFUNDIDADE (m) 145	145,00	670.000	0,2570	172.000	6
304	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PP-024/006 | Poço Produção | PROFUNDIDADE (m) 151,5	151,50	700.000	0,3385	237.000	8
305	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PP-024/008 | Poço Produção | PROFUNDIDADE (m) 80,9	80,90	374.000	0,1840	69.000	5
306	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	PP-024/010 | Poço Produção | PROFUNDIDADE (m) 70	70,00	324.000	0,8090	262.000	24
307	BUILDINGS	CETREL	ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS	Elevatória Cobre	PMM-119/001 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 15,2	15,20	22.000	0,1460	3.000	5
308	BUILDINGS	CETREL	ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS	Elevatória Cobre	PMM-119/002 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 25,2	25,20	37.000	0,1460	5.000	5
309	BUILDINGS	CETREL	ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS	Elevatória Cobre	PP-119/002 | Poço Produção | PROFUNDIDADE (m) 70	70,00	324.000	0,8090	262.000	24
310	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	PM-080/500 | Poço de Monitoramento | PROFUNDIDADE (m) 10,8	10,80	16.000	0,1460	2.000	5
311	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	PM-080/501 | Poço de Monitoramento | PROFUNDIDADE (m) 10,8	10,80	16.000	0,1460	2.000	5
312	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	PM-080/512 | Poço de Monitoramento | PROFUNDIDADE (m) 10,4	10,40	16.000	0,1460	2.000	5
313	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	PM-080/513 | Poço de Monitoramento | PROFUNDIDADE (m) 10	10,00	15.000	0,1460	2.000	5
314	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	PM-080/515 | Poço de Monitoramento | PROFUNDIDADE (m) 10	10,00	15.000	0,2570	4.000	6
315	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	PMM-080/001 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 21,5	21,50	32.000	0,1460	5.000	5

316	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	PMM-080/002 | Poço de Monitoramento Multinível | PROFUNDIDADE (m) 29,5	29,50	43.000	0,1460	6.000	5
317	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	PP-080/001 | Poço Produção | PROFUNDIDADE (m) 120	120,00	555.000	0,2925	162.000	7
318	BUILDINGS	CETREL	PLANTA DE REUSO	-	PLANTA DE REUSO - Localizada no Complexo Básico composta por: Casa de comando, operações e CCM; Base de Tanques; Cercamento em Alambrado; Tanque de água tratada com 49m³; Tanque de coagulação com 72m3; Subestação e casa das comportas no Canal do Cobre.	-	17.203.000	0,9030	15.534.000	26
319	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	Conjunto de bases em concreto armado para suporte de equipamentos da subestação, pátio de brita e malha de aterramento	-	126.000	0,4370	55.000	18
320	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	Lagoa ornamental, com paredes laterais e fundo revestidas com manta impermeabilizante e concreto desempenado, incluindo pontes de madeira.	-	415.000	0,4780	198.000	16
321	IMPROVEMENTS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	Praça para descanso executada com pavimentação em ladrilho e concreto desempenado, contendo floreiras em concreto.	-	130.000	0,0540	7.000	1
322	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	Caixa dágua elevada cilíndrica em concreto armado.	-	287.000	0,4370	125.000	18
323	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	FAZENDAS DE LODO - composta de 17 células.	-	7.477.000	0,4065	3.039.000	11
324	IMPROVEMENTS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	Pavimentação em asfalto.	40.802,91	4.670.000	0,3610	1.686.000	5
325	IMPROVEMENTS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	Pavimentação em concreto desempenado.	2.490,15	352.000	0,1330	47.000	3
326	IMPROVEMENTS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	Pavimentação em blocos intertravados.	940,16	133.000	0,1330	18.000	3
327	IMPROVEMENTS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	Pavimentação em cascalho.	29.767,00	2.100.000	0,1330	279.000	3
328	IMPROVEMENTS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	Cercas em arame farpado e mourão de concreto (m).	7.965,00	864.000	0,3720	321.000	6
329	IMPROVEMENTS	CETREL	ETE E ATERROS INDUSTRIAIS	ETE - Estação de Tratamento de Efluentes	Redes externas de abastecimento de água potável, coleta de esgotos e águas pluviais, combate a incêndio, paisagismo, iluminação externa e interligações e acessórios do processo de tratamento de efluentes.	-	19.711.500	0,7940	15.651.000	22
330	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	ADMINISTRAÇÃO / PORTARIA - Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento interno em argamassa de chapisco e emboço com azulejos nos sanitários; revestimento externo em argamassa de chapisco e emboço; piso em placas cerâmicas, vinílicas e granilite; pintura com tinta látex; caixilhos de alumínio de correr com vidros lisos; portas de madeira e de alumínio do tipo caixilho; iluminação com lâmpadas fluorescentes; forro do tipo "forrovid"; cobertura em telhas trapezoidais de fibrocimento apoiadas sobre estrutura de concreto armado e de madeira em duas águas. Apresenta fosso para balanção rodoviária.	220,00	413.000	0,5370	222.000	23
331	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	ALMOXARIFADO / REFEITÓRIO - Galpão semi-aberto com pé-direito de 4,00 m. Estrutura pré moldada de concreto armado com fechamento lateral parcial em alvenaria de tijolos cerâmicos; revestimentos interno e externo em argamassa de chapisco e emboço; piso em concreto armado; pintura com tinta látex; caixilhos de alumínio de correr com vidros lisos e em tijolos vazados; portas de madeira e de alumínio; iluminação com lâmpadas fluorescentes e mistas; cobertura em telhas trapezoidais de fibrocimento apoiadas sobre estrutura de concreto armado em duas águas.	255,00	275.000	0,5370	148.000	23
332	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	CASA DE BOMBAS / CAIXA D'ÁGUA - Edificação térrea com estrutura de concreto armado com fechamento lateral em alvenaria de tijolos comuns; piso cimentado; pintura com tinta látex; portas de madeira; iluminação com lâmpadas mistas; cobertura em laje de concreto armado. Apresenta caixa d´água elevada	7,00	6.000	0,5370	3.000	23
333	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	GALPÃO USUÁRIAS - Galpão aberto com pé-direito de 3,50 m. Estrutura metálica com fechamento lateral parcial em telhas trapezoidais de aço zincado; piso em concreto armado; cobertura em telhas trapezoidais de aço zincado apoiadas sobre estrutura metálica em duas águas.	400,00	307.000	0,6320	194.000	33
334	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	GALPÃO DE MANUSEIO DE RESÍDUOS - Galpão aberto com pé-direito de 4,00 m. Estrutura metálica com fechamento lateral parcial em telhas trapezoidais de aço zincado; piso em concreto armado; cobertura em telhas trapezoidais de aço zincado apoiadas sobre estrutura metálica em duas águas.	637,00	489.000	0,4780	234.000	23
335	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	GALPÃO USUÁRIAS II - Galpão semi-aberto com pé-direito de 4,00 m. Estrutura metálica e de concreto armado com fechamento lateral parcial em alvenaria de tijolos cerâmicos; revestimentos interno e externo em argamasa de chapisco; piso em concreto armado; cobertura em telhas onduladas de fibrocimento apoiadas sobre estrutura de concreto armado e metálica em duas águas.	540,00	415.000	0,6280	261.000	28
336	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	CASA DA BOMBA DE INCÊNDIO BC-2 - Edificação térrea (semi enterrada). Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimentos interno e externo em argamassa de chapisco e emboço; piso em concreto armado; pintura com tinta látex; iluminação com lâmpadas incandescentes; cobertura em telhas trapezoidais de fibrocimento apoiadas sobre estrutura de concreto armado em duas águas.	25,00	25.000	0,5370	13.000	23
337	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	TANQUE PARA ÁGUA DE INCÊNDIO - Tanque em concreto armado, capacidade 300.000 l, profundidade 1,2 m.	300,00	657.000	0,4580	301.000	14
338	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	GALPÃO PARA ESTOCAGEM DE ASCAREL - Galpão semi-aberto com pé-direito de 4,50 m. Estrutura metálica; piso em concreto armado; cobertura em telhas trapezoidais de aço zincado apoiadas sobre estrutura metálica em duas águas; fechamento lateral parcial em telhas trapezoidais de aço zincado.	637,00	489.000	0,7100	347.000	33
339	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	GALPÃO DA GRIFFIN - Galpão aberto com pé-direito de 4,00 m. Estrutura pré moldada de concreto; piso em concreto armado; cobertura em telhas onduladas de fibrocimento apoiadas sobre estrutura de concreto em duas águas.	400,00	307.000	0,5370	165.000	23
340	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	GALPÃO PRONOR- Galpão aberto com pé-direito de 4,00 m. Estrutura pré moldada de concreto; piso em concreto armado; cobertura em telhas onduladas de fibrocimento apoiadas sobre estrutura de concreto em duas águas.	250,00	192.000	0,5370	103.000	23
341	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	CASA DA APOIO À PRONOR - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimentos interno e externo em argamassa de chapisco e emboço; elementos vazados de concreto; piso cimentado; pintura com tinta látex; portas de ferro do tipo grade; iluminação com lâmpadas incandescentes; cobertura em telhas cerâmicas apoiadas sobre estrutura de madeira em duas águas.	7,50	6.000	0,6620	4.000	30
342	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	CASA DA BOMBA DE INCÊNDIO BC-1 - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimentos interno e externo em argamassa de chapisco e emboço; piso cimentado; pintura com tinta látex; portas de ferro do tipo grade; iluminação com lâmpadas incandescentes; cobertura em telhas onduladas de fibrocimento apoiadas sobre estrutura de madeira em duas águas.	39,00	38.000	0,5370	20.000	23
343	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	GALPÃO DE BLENDING- Galpão semi-aberto com pé-direito de 6m. Estrutura metálica com fechamento lateral parcial em alvenaria de tijolos cerâmicos com altura de 2,00 m; piso em concreto armado; cobertura em telhas trapezoidais de aço zincado apoiadas sobre estrutura metálica em arco.	1.312,00	1.170.000	0,3900	456.000	23

344	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	ESCRITÓRIO DA BIOLAVAGEM - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento interno em argamassa de chapisco e emboço com azulejos no sanitário; revestimento externo em argamassa de chapisco e emboço; piso em placas cerâmicas, vinílicas e cimentado; pintura com tinta látex; caixilhos de alumínio de correr com vidros lisos; portas de alumínio; iluminação com lâmpadas fluorescentes; forro do tipo "forrovid"; cobertura em telhas trapezoidais de fibrocimento apoiadas sobre estrutura de concreto armado em uma água.	48,00	47.000	0,4780	22.000	23
345	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	LAVADOR DE VEÍCULOS E PRENSAGEM DE TAMBORES - Estrutura de concreto armado com fechamento lateral parcial em alvenaria de tijolos cerâmicos; revestimentos interno e externo em argamassa de chapisco e emboço; piso em concreto armado; pintura com tinta látex; porta de ferro do tipo grade; iluminação com lâmpadas mistas; cobertura parcial em telhas onduladas de fibrocimento apoiadas sobre estrutura de madeira em uma água e em laje de concreto armado.	125,00	106.000	0,5370	57.000	23
346	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	POSTO DE VIGILÂNCIA I - Edificação em 2 pavimentos com pé-direito de 2,50 m por pavimento. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos aparentes; paredes do sanitário revestida com azulejos; piso cerâmico; caixilhos de alumínio com vidros lisos; portas de alumínio; iluminação com lâmpadas de luz mista; forro parcial em lambris de madeira e parcial em laje de concreto; telhas de fibrocimento do tipo kalhetão; elementos vazados de concreto para ventilação.	4,50	5.000	0,5370	3.000	23
347	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	SILO ESTOCAGEM BRASKEM (BACIA) - Estrutura de concreto armado para estocagem de resíduos.	700,00	920.000	0,5200	478.000	28
348	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	SILO ESTOCAGEM ISOPOL - Estrutura de concreto armado; pardes em concreto e cobertura em telhas estruturais de aço zincado.	644,00	495.000	0,5370	266.000	23
349	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	SILO ESTOCAGEM ISOPOL II - Estrutura de concreto armado; pardes em concreto e cobertura em telhas estruturais de aço zincado.	1.166,00	895.000	0,5370	481.000	23
350	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	SILO ESTOCAGEM SEM IDENTIFICAÇÃO - Estrutura de concreto armado; pardes em concreto e cobertura em telhas estruturais de aço zincado.	2.208,00	1.700.000	0,4780	813.000	23
351	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	SILO ESTOCAGEM BRASKEM II - Estrutura de concreto armado e paredes em concreto.	1.200,00	1.580.000	0,5200	822.000	28
352	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	SILO ESTOCAGEM PRONOR I - Estrutura de concreto armado e paredes em concreto.	1.200,00	1.580.000	0,5200	822.000	28
353	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	SILO ESTOCAGEM PRONOR II - Estrutura de concreto armado e paredes em concreto.	1.323,00	1.740.000	0,5200	905.000	28
354	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	PÁTIO DE ESTOCAGEM DA GRIFFIN - Pátio revestido em concreto armado, com área de 2.400 m².	2.400,00	3.160.000	0,4245	1.341.000	28
355	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	GALPÃO (PGRS) - Galpão aberto com pé-direito de 5,00 m. Estrutura pré moldada de concreto; piso em concreto armado; cobertura em telhas de alumínio apoiadas sobre estrutura de concreto em duas águas; sala de apoio em alvenaria revestida com argamassa de chapisco e emboço; pintura látex e piso cerâmico.	900,00	969.000	0,7400	717.000	35
356	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	Tanque para biolavagem com estrutura de concreto armado	-	155.000	0,6450	100.000	29
357	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	Reservatório de água para biolavagem com estrutura de concreto armado	-	79.000	0,6450	51.000	29
358	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	Quatro tanques para recebimento de resíduos por batelada com estrutura de concreto armado, capacidade 25 m³ cada.	-	103.000	0,5930	61.000	26
359	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	Caixa d´água enterrada com estrutura de concreto armado, localizada atrás do prédio administrativo.	-	42.000	0,1330	6.000	3
360	IMPROVEMENTS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	Pavimentação em asfalto.	5.845,00	669.000	0,1590	106.000	2
361	IMPROVEMENTS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	Pavimentação em cascalho.	25.942,00	1.830.000	0,1330	243.000	3
362	IMPROVEMENTS	CETREL	ETE E ATERROS INDUSTRIAIS	Aterros Industriais	Cercas em arame farpado e mourão de concreto (m).	4.480,00	486.000	0,1330	65.000	2
363	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Atlântica	CASA DE BOMBAS - Edificação térrea com pé-direito de 4,00 m acima do nível do solo. Estrutura de concreto armado pré-moldada; fechamento lateral parcial em alvenaria de tijolos cerâmicos laminados aparentes e parcial em elementos vazados de concreto para ventilação; revestimentos interno e externo com pintura impermeabilizante incolor; piso parcial em concreto armado e parcial em placas vinílicas do tipo plurigoma; portas de alumínio; iluminação com lâmpadas do tipo vapor de mercúrio; cobertura em telhas onduladas de fibrocimento; forro em laje de concreto armado; sanitários com paredes revestidas com azulejos e piso cerâmico. Apresenta estrutura em concreto armado para medição de vazão e poço das bombas de sução subterrâneo.	791,00	1.490.000	0,4265	635.000	21
364	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Atlântica	SANITÁRIO EXTERNO - Edificação térrea com pé-direito de 2,50 m. Estrutura de concreto armado; fechamento lateral em alvenaria de tijolos cerâmicos laminados aparentes; revestimento externo com pintura impermeabilizante incolor; revestimento interno com azulejos; piso cerâmico; portas de madeira; iluminação com lâmpadas fluorescentes; cobertura em laje de concreto armado.	12,00	16.000	0,2040	3.000	11
365	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Atlântica	CASA DE BOMBAS I DA BACIA DE EMERGÊNCIA- Edificação térrea com pé-direito de 3,00 m acima do nível do solo. Estrutura de concreto armado pré-moldada; fechamento lateral parcial em alvenaria de tijolos cerâmicos laminados aparentes e parcial em elementos vazados de concreto para ventilação; revestimento interno argamassa de chapisco, emboço e pintura látex; revestimento externo com pintura impermeabilizante incolor; piso em concreto armado; porta de ferro; iluminação com lâmpadas do tipo vapor de mercúrio; cobertura em laje de concreto armado. Apresenta poço das bombas de sucção subterrâneo em concreto armado.	9,00	12.000	0,4780	6.000	23
366	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Atlântica	CASA DE BOMBAS II DA BACIA DE EMERGÊNCIA- Edificação térrea com pé-direito de 3,00 m, suspensa por pilares de concreto. Estrutura de concreto armado; fechamento lateral em alvenaria de tijolos cerâmicos; revestimentos interno e externo em argamassa de chapisco, emboço e pintura látex; piso em concreto armado; porta de madeira; iluminação com lâmpadas do tipo vapor de mercúrio; cobertura em laje de concreto armado.	12,00	16.000	0,2500	4.000	11
367	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Atlântica	BACIA DE EMERGÊNCIA - Bacia erigida em concreto armado, capacidade de armazenamento 15.000 m³. (m3)	15.000,00	7.130.000	0,3940	2.809.000	12
368	IMPROVEMENTS	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Atlântica	Cercas em alambrado e mourões de concreto (m).	327,00	36.000	0,1330	5.000	2
369	IMPROVEMENTS	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Atlântica	Pavimentação em asfalto.	1.450,00	166.000	0,1420	24.000	2
370	IMPROVEMENTS	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Atlântica	Pavimentação em concreto desempenado.	5.520,00	779.000	0,1190	93.000	3
371	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Capivara	CASA DE BOMBAS - Edificação térrea com pé-direito de 4,00 m acima do nível do solo. Estrutura de concreto armado pré-moldada; fechamento lateral parcial em alvenaria de blocos de concreto e parcial em placas de policarbonato para ventilação; revestimentos interno e externo com argamassa de chapisco e emboço; pintura com tinta látex; piso parcial em concreto armado e parcial em placas vinílicas do tipo plurigoma; portas e caixilhos de alumínio; portão de alumínio do tipo gradil; iluminação com lâmpadas do tipo vapor de mercúrio; cobertura em telhas de fibrocimento do tipo "kalhetão" apoiadas sobre estrutura de concreto; sanitários com paredes revestidas com azulejos e piso cerâmico. Apresenta poço das bombas de sução subterrâneo e estrutura de concreto de suporte das bombas.	402,60	758.000	0,6450	489.000	35
372	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Capivara	BASE DE GERADOR - Estrutura em concreto armado	-	165.000	0,9550	158.000	53
373	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Capivara	Reservatório de controle em concreto armado, revestido com impermeabilizante. (m3)	-	2.513.000	0,6190	1.556.000	30
374	BUILDINGS	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Capivara	Estrutura para recebimento de efluentes em concreto armado.	-	9.006.000	0,6190	5.575.000	30
375	IMPROVEMENTS	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Capivara	Cercas em alambrado e mourões de concreto (m).	707,00	77.000	0,1330	10.000	2
376	IMPROVEMENTS	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Capivara	Pavimentação em asfalto.	694,00	80.000	0,1590	13.000	2
377	IMPROVEMENTS	CETREL	ETE E ATERROS INDUSTRIAIS	Elevatória Capivara	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,3720	1.000	6
378	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	COBERTURA BOMBAS DE INCÊNDIO - Galpão aberto com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral parcial em alvenaria de blocos de concreto; revestimento externo em litocerâmica; piso de concreto armado; pintura com tinta látex; iluminação com lâmpadas de luz mista; cobertura com telhas onduladas de fibrocimento.	60,00	47.000	0,4780	22.000	23
379	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	Reservatório de combate a incêndio com fundo revestido em concreto e talude revestido com solo/cimento. (m3)	500,00	948.000	0,3020	286.000	10
380	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	Tanques de neutralização, com fundo revestido em concreto e talude revestido com solo/cimento. (m3)	100,00	473.000	0,3020	143.000	10

381	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	Tanque de emergência em concreto armado, com fundo revestido em concreto e talude revestido com solo/cimento. (m3)	500,00	948.000	0,3020	286.000	10
382	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	CASA DE CAL - Edificação térrea com pé-direito de 4,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos laminados; piso de concreto armado; revestimento interno em argamassa de chapisco e emboço; pintura com inta látex; iluminação com lâmpadas de luz mista; cobertura com telhas onduladas de fibrocimento apoiadas sobre estrutura de madeira em uma água.	28,00	21.000	0,4780	10.000	23
383	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	Tanque de resíduos para queima concreto armado. (m3)	177,00	836.000	0,3020	252.000	10
384	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	POSTO DE VIGILÂNCIA - Edificação elevada em estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos laminados; piso de granilite; caixilhos e portas de alumínio; iluminação com lâmpadas fluorescentes; cobertura em laje de concreto armado.	4,00	4.000	0,4780	2.000	23
385	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	CASA DE PREPARO DE URÉIA - Edificação térrea com pé-direito de 3,50 m. Estrutura de conreto armado pré-moldado com fechamento lateral parcial em alvenaria de blocos cerâmicos aparentes e cobogó; piso de concreto armado; iluminação com lâmpadas do tipo vapor de mercúrio; cobertura com telhas de fibrocimento do tipo kalhetão.	24,00	24.000	0,4780	11.000	23
386	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	GALPÃO PARA DESCONTAMINAÇÃO DE ASCAREL - Galpão fechado com pé-direito de 5,00 m. Estrutura de conreto armado pré-moldado com fechamento lateral parcial em alvenaria de blocos de concreto e cobogó; piso de concreto armado; iluminação com lâmpadas do tipo vapor de mercúrio; cobertura com telhas onduladas de fibrocimento apoiadas sobre estrutura de concreto em duas águas.	211,00	247.000	0,6460	160.000	34
387	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	PIPE RACK - Estrutura de concreto do pipe rack, para sustentação de tubulações e equipamentos. (m)	450,00	3.030.000	0,4780	1.448.000	23
388	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	CCM DA ÁREA 600 - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria; revestimento interno parcial em argamassa de chapisco e emboço e parcial em azulejos; piso de placas cerâmicas e do tipo plurigoma; portas e caixilhos de alumínio; cobertura em telhas de fibrociemnto do tipo kalhetão.	28,00	27.000	0,4780	13.000	23
389	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	LAMINAÇÃO / LUBRIFICAÇÃO - Edificação térrea com pé-direito de 3,00 m. Estrutura de conreto armado com fechamento lateral parcial em alvenaria de blocos de concreto; piso de concreto armado; iluminação com lâmpadas do tipo vapor de mercúrio; cobertura com telhas onduladas de fibrocimento; gradil de ferro.	21,70	21.000	0,4780	10.000	23
390	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	GALPÃO DE ARMAZENAGEM DE RESÍDUOS PARA QUEIMA - Galpão fechado com pé-direito de 4,50 m. Estrutura de concreto armado pré-moldado com fechamento lateral em alvenaria de blocos de concreto; piso em concreto armado; iluminação com lâmpadas de luz mista; cobertura com telhas onduladas de fibrocimento apoiadas sobre estrutura de concreto em duas águas.	180,00	194.000	0,4780	93.000	23
391	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	CALDEIRAS / COMPRESSORES - Galpão aberto com pé-direito de 3,50 m. Estrutura de concreto armado; piso de concreto armado; cobertura com telhas onduladas de fibrocimento.	70,00	54.000	0,4780	26.000	23
392	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	CASA DE QUÍMICA - Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; revestimentos interno e externo em argamassa de chapisco e emboço; piso cimentado; iluminação com lâmpadas de luz mista; cobertura com telhas onduladas de fibrocimento apoiadas sobre estrutura metálica em uma água.	32,00	24.000	0,4780	11.000	23
393	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	CCM INCINERAÇÃO DE SÓLIDOS - Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos de concreto; piso de placas de borracha do tipo plurigoma; portas de ferro; cobertura com telhas onduladas de fibrocimento apoiadas sobre estrutura de concreto em duas águas.	50,00	49.000	0,4780	23.000	23
394	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	Tanque de água da área de utilidades. (m3)	50,00	110.000	0,3020	33.000	10
395	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	SEGURANÇA - Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de blocos cerâmicos aparentes laminados; revestimento interno argamassa de chapisco e emboço; pintura com tinta látex; piso em granilite; portas de madeira; cobertura com telhas onduladas de fibrocimento apoiadas sobre estrutura de concreto em duas águas.	20,00	15.000	0,4780	7.000	23
396	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	ALMOXARIFADO / OFICINA - Galpão fechado com pé-direito de 4,00 m. Estrutura de concreto armado pré-moldado com fechamento lateral em alvenaria de blocos de concreto; revestimento com argamassa de chapisco e emboço; piso de concreto armado com pintura epóxi; pintura com tinta látex; iluminação com lâmpadas de luz mista; cobertura com telhas onduladas de fibrocimento apoiadas sobre vigas de concreto em duas águas.	290,00	313.000	0,4780	150.000	23
397	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	PORTARIA / FOSSO DA BALANÇA - Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos laminados; revestimento interno em argamassa de chapisco e emboço; pintura látex; piso de granilite; caixilhos e portas de alumínio; iluminação com lâmpadas fluorescentes; forro de gesso; cobertura com telhas de fibrociemento do tipo Klahetão. Sanitário com piso em granito e paredes revestidas com azulejos até 1,80 m.	111,00	371.000	0,4780	177.000	23
398	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	FOSSO DA BALANÇA	-	168.000	0,5520	93.000	33
399	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	ADMINISTRAÇÃO / LABORATÓRIO - Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos laminados; piso de granilite; revestimento interno parcial em argamassa de chapisco e emboço e parcial em azulejos; pintura com tinta látex; caixilhos e portas de alumínio; iluminação com lâmpadas fluorrescentes; forro em forrovid; cobertura em telhas onduladas de fibrocimento; sanitários com azulejos até o teto e piso cerâmico.	360,00	758.000	0,5600	424.000	28
400	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	VESTIÁRIO / OFICINA / REFEITÓRIO / MONITORAMENTO - Edificação térrea com pé-direito de 4,00 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos laminados; revestimento interno parcial em azulejos; piso em concreto armado com pintura epóxi; placas cerâmicas, plurigoma e granilite; caixilhos e portas de alumínio; iluminação com lâmpadas de luz mista e fluorescentes; forro de gesso e do tipo Forrovid; cobertura com telhas onduladas de fibrocimento apoiadas sobre estrutura de concreto em duas águas.	510,00	550.000	0,4780	263.000	23
401	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	ÁREA DE LAZER - Edificação térrea com pé-direito de 3,00 m. Estrutura de madeira com fechamento lateral parcial em alvenaria de tijolos cerâmicos; revestimento em argamassa de chapisco e emboço; piso em concreto desempenado; iluminação com lâmpadas fluorescentes; cobertura em telhas cerâmicas.	42,25	29.000	0,4780	14.000	23
402	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	CASA DO OPERADOR / SUBESTAÇÃO / CCM	75,00	73.000	0,7430	54.000	42
403	BUILDINGS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	Caixa dágua elevada em concreto. (m3)	12,00	17.000	0,3320	6.000	11
404	IMPROVEMENTS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	Pavimentação em asfalto.	8.505,00	974.000	0,1420	138.000	2
405	IMPROVEMENTS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	Cercas alambrado e mourão de concreto (m).	856,50	93.000	0,1190	11.000	2
406	IMPROVEMENTS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	Paisagismo gramado.	9.350,00	109.000	1,0000	109.000	#VALUE!
407	IMPROVEMENTS	CETREL	UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS	-	Redes externas de água potável, coleta de esgotos e águas pluviais, combate à incêndio, iluminação e pátios de estocagem de tambores.	-	503.000	0,6810	343.000	18

408	BUILDINGS	CETREL	ESTAÇÃO ELEVATÓRIA DO COMPLEXO BÁSICO	-	CASA DE BOMBAS - Edificação térrea com pé-direito de 4,00 m acima do nível do solo. Estrutura de concreto armado pré-moldada; fechamento lateral em alvenaria de blocos de concreto com orifícios para ventilação; revestimentos interno e externo com pintura látex; piso parcial em concreto armado e parcial em placas vinílicas do tipo plurigoma; portas e caixilhos de alumínio; iluminação com lâmpadas do tipo vapor de mercúrio; cobertura em telhas de fibrocimento do tipo "kalhetão" apoiadas sobre estrutura de concreto; forro parcial em laje de concreto; sanitários com paredes revestidas com azulejos e piso cerâmico. Apresenta poço das bombas de sucção subterrâneo e estrutura de concreto para apoio das bombas.	418,00	5.250.000	0,3270	1.717.000	13
409	BUILDINGS	CETREL	ESTAÇÃO ELEVATÓRIA DO COMPLEXO BÁSICO	-	CASA DE PAINÉIS - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado; fechamento lateral parcial em alvenaria de blocos de concreto; revestimentos externo e interno com argamassa de chapisco, emboço e pintura com tinta látex; piso em concreto desempenado; cobertura com telhas de fibrocimento do tipo "kalhetão".	80,00	55.000	0,2920	16.000	13
410	BUILDINGS	CETREL	ESTAÇÃO ELEVATÓRIA DO COMPLEXO BÁSICO	-	CASA DE COMPRESSORES I - Edificação térrea com pé-direito de 2,50 m. Estrutura de concreto armado; fechamento lateral em alvenaria de blocos de concreto com orifícios para ventilação; revestimentos externo e interno em pintura com tinta látex; piso em concreto desempenado; cobertura com telhas onduladas de fibrocimento.	40,00	39.000	0,2920	11.000	13
411	BUILDINGS	CETREL	ESTAÇÃO ELEVATÓRIA DO COMPLEXO BÁSICO	-	CASA DE COMPRESSORES II - Edificação térrea com pé-direito de 2,50 m. Estrutura de concreto armado; fechamento lateral em alvenaria de blocos de concreto com orifícios para ventilação; revestimentos externo e interno em pintura com tinta látex; piso em concreto desempenado; cobertura com telhas onduladas de fibrocimento.	16,50	16.000	0,2920	5.000	13
412	BUILDINGS	CETREL	ESTAÇÃO ELEVATÓRIA DO COMPLEXO BÁSICO	-	LABORATÓRIO DESATIVADO - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado; fechamento lateral em alvenaria de blocos de concreto com orifícios para ventilação; revestimentos externo e interno em pintura com tinta látex; piso em granilite; cobertura com telhas de fibrocimento do tipo "kalhetão"; caixilhos de alumínio com vidros lisos comuns; portas de madeira e iluminação com lâmpadas fluorescentes.	80,00	115.000	0,2380	27.000	13
413	BUILDINGS	CETREL	ESTAÇÃO ELEVATÓRIA DO COMPLEXO BÁSICO	-	RESERVATÓRIOS PAR E ÍMPAR - Caixas em concreto armado para amortização do sistema.	-	568.000	0,4050	230.000	18
414	BUILDINGS	CETREL	ESTAÇÃO ELEVATÓRIA DO COMPLEXO BÁSICO	-	Caixa classificadora de areia em concreto armado.	-	175.000	0,0940	16.000	3
415	BUILDINGS	CETREL	ESTAÇÃO ELEVATÓRIA DO COMPLEXO BÁSICO	-	Caixa classificadora de areia e canal em concreto armado.	-	1.510.000	0,3385	511.000	11
416	BUILDINGS	CETREL	ESTAÇÃO ELEVATÓRIA DO COMPLEXO BÁSICO	-	Dois tanques para armazenagem de resíduos, revestidos com manta impermeabilizante PAD e camada de argila.	-	179.000	0,4050	72.000	18
417	BUILDINGS	CETREL	ESTAÇÃO ELEVATÓRIA DO COMPLEXO BÁSICO	-	CANAL DE CONCRETO	-	770.000	0,8950	689.000	52
418	IMPROVEMENTS	CETREL	ESTAÇÃO ELEVATÓRIA DO COMPLEXO BÁSICO	-	Cercas em alambrado e mourões de concreto (m).	814,00	89.000	0,1330	12.000	2
419	IMPROVEMENTS	CETREL	ESTAÇÃO ELEVATÓRIA DO COMPLEXO BÁSICO	-	Pavimentação em asfalto.	7.710,00	883.000	0,1590	140.000	2
420	BUILDINGS	CETREL	ESTAÇÃO ELEVATÓRIA DO COMPLEXO BÁSICO	-	Paisagismo gramado.	9.775,00	114.000	1,0000	114.000	#VALUE!
421	IMPROVEMENTS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 1 - Câmara	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,3720	1.000	6
422	BUILDINGS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 1 - Câmara	Base em concreto para suporte da estação.	9,38	15.000	0,6100	9.000	27
423	IMPROVEMENTS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 2 - Gravatá	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,3720	1.000	6
424	BUILDINGS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 2 - Gravatá	Base em concreto para suporte da estação.	10,00	16.000	0,6100	10.000	27
425	IMPROVEMENTS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 3 - Cobre	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,3720	1.000	6
426	BUILDINGS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 3 - Cobre	Base em concreto para suporte da estação.	10,00	16.000	0,6100	10.000	27
427	IMPROVEMENTS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 4 - Futurama	Cercas em alambrado e mourões de concreto (m).	17,00	2.000	0,3720	1.000	6
428	BUILDINGS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 4 - Futurama	Base em concreto para suporte da estação.	4,20	7.000	0,6100	4.000	27
429	IMPROVEMENTS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 5 - Lamarão	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,3720	1.000	6
430	BUILDINGS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 5 - Lamarão	Base em concreto para suporte da estação.	8,76	14.000	0,6100	9.000	27
431	IMPROVEMENTS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 6 - Concórdia	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,3720	1.000	6
432	BUILDINGS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 6 - Concórdia	Base em concreto para suporte da estação.	10,00	16.000	0,6100	10.000	27
433	IMPROVEMENTS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 7 - Nova Dias Dávila (Escola)	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,3720	1.000	6
434	BUILDINGS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 7 - Nova Dias Dávila (Escola)	Base em concreto para suporte da estação.	8,76	14.000	0,6100	9.000	27
435	IMPROVEMENTS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 8 - Machadinho	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,3720	1.000	6
436	BUILDINGS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 8 - Machadinho	Base em concreto para suporte da estação.	8,76	14.000	0,6100	9.000	27
437	IMPROVEMENTS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 9 - Leandrinho	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,3720	1.000	6
438	BUILDINGS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 9 - Leandrinho	Base em concreto para suporte da estação.	10,00	16.000	0,6100	10.000	27
439	IMPROVEMENTS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 10 - Areias	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,5740	2.000	10
440	BUILDINGS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 10 - Areias	Base em concreto para suporte da estação.	10,00	16.000	0,8090	13.000	40
441	IMPROVEMENTS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 11 - Pirajá	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,8690	3.000	18
442	BUILDINGS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 11 - Pirajá	Base em concreto para suporte da estação.	10,00	16.000	0,9000	14.000	48
443	IMPROVEMENTS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 12 - Paralela	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,8690	3.000	18
444	BUILDINGS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 12 - Paralela	Base em concreto para suporte da estação.	10,00	16.000	0,9000	14.000	48
445	IMPROVEMENTS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 13 - Rio Vermelho	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,8690	3.000	18
446	BUILDINGS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 13 - Rio Vermelho	Base em concreto para suporte da estação.	10,00	16.000	0,9000	14.000	48
447	IMPROVEMENTS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 14 - Dique	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,8690	3.000	18
448	BUILDINGS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 14 - Dique	Base em concreto para suporte da estação.	10,00	16.000	0,9000	14.000	48
449	IMPROVEMENTS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 15 - Campo Grande	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,8690	3.000	18
450	BUILDINGS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar EM 15 - Campo Grande	Base em concreto para suporte da estação.	10,00	16.000	0,9000	14.000	48
451	IMPROVEMENTS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar Móvel 1	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,8690	3.000	18

452	BUILDINGS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar Móvel 1	Base em concreto para suporte da estação.	10,00	16.000	0,9000	14.000	48
453	IMPROVEMENTS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar Móvel 2	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,8690	3.000	18
454	BUILDINGS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar Móvel 2	Base em concreto para suporte da estação.	10,00	16.000	0,9000	14.000	48
455	IMPROVEMENTS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar Móvel 3	Cercas em alambrado e mourões de concreto (m).	26,00	3.000	0,8690	3.000	18
456	BUILDINGS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação de monitoramento do ar Móvel 3	Base em concreto para suporte da estação.	10,00	16.000	0,9000	14.000	48
457	IMPROVEMENTS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação Meteorolórica (Millenium)	Cercas em alambrado e mourões de concreto (m).	24,00	3.000	0,8690	3.000	18
458	BUILDINGS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação Meteorolórica (Millenium)	Base em concreto para suporte da estação.	10,00	16.000	0,9000	14.000	48
459	IMPROVEMENTS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação Meteorolórica (Porto de Aratu)	Cercas em alambrado e mourões de concreto (m).	24,00	3.000	0,8690	3.000	18
460	BUILDINGS	CETREL	ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS	Estação Meteorolórica (Porto de Aratu)	Base em concreto para suporte da estação.	10,00	16.000	0,9000	14.000	48
461	BUILDINGS	CETREL	ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS	Elevatória Cobre	CASA DE BOMBAS - Edificação térrea com pé-direito de 4,00 m acima do nível do solo. Estrutura de concreto armado pré-moldada; fechamento lateral em alvenaria de blocos de concreto com orifícios para ventilação; revestimentos interno e externo com pintura látex; piso parcial em concreto armado e parcial em placas vinílicas do tipo plurigoma; portas e caixilhos de alumínio; iluminação com lâmpadas do tipo vapor de mercúrio; cobertura em telhas de fibrocimento do tipo "kalhetão" apoiadas sobre estrutura de concreto; sanitários com paredes revestidas com azulejos e piso cerâmico. Apresenta poço das bombas de sução subterrâneo e estrutura de concreto externa de direcionamento de resíduos para o poço.	210,00	2.640.000	0,3270	863.000	13
462	BUILDINGS	CETREL	ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS	Elevatória Cobre	CASA DE PAINÉIS - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado; fechamento lateral parcial em alvenaria de blocos de concreto; revestimentos externo e interno com argamassa de chapisco, emboço e pintura com tinta látex; piso em concreto desempenado; cobertura com telhas de fibrocimento do tioo "kalhetão".	70,00	68.000	0,3270	22.000	13
463	IMPROVEMENTS	CETREL	ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS	Elevatória Cobre	Cercas em alambrado e mourões de concreto (m).	106,00	12.000	0,1330	2.000	2
464	IMPROVEMENTS	CETREL	ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS	Elevatória Cobre	Pavimentação em asfalto.	225,00	15.000	0,1590	2.000	2
465	BUILDINGS	CETREL	ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS	Elevatória Bandeira	CASA DE BOMBAS - Edificação térrea com pé-direito de 4,00 m acima do nível do solo. Estrutura de concreto armado pré-moldada; fechamento lateral em alvenaria de blocos de concreto com orifícios para ventilação; revestimentos interno e externo com pintura látex; piso parcial em concreto armado e parcial em placas vinílicas do tipo plurigoma; portas e caixilhos de alumínio; iluminação com lâmpadas do tipo vapor de mercúrio; cobertura em telhas de fibrocimento do tipo "kalhetão" apoiadas sobre estrutura de concreto; sanitários com paredes revestidas com azulejos e piso cerâmico. Apresenta poço das bombas de sução subterrâneo e estrutura de concreto externa de direcionamento de resíduos para o poço.	210,00	2.640.000	0,3270	863.000	13
466	BUILDINGS	CETREL	ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS	Elevatória Bandeira	CASA DE PAINÉIS - Edificação térrea com pé-direito de 3,00 m. Estrutura de concreto armado; fechamento lateral parcial em alvenaria de blocos de concreto; revestimentos externo e interno com argamassa de chapisco, emboço e pintura com tinta látex; piso em concreto desempenado; cobertura com telhas de fibrocimento do tioo "kalhetão".	70,00	68.000	0,3270	22.000	13
467	BUILDINGS	CETREL	ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS	Elevatória Bandeira	Reservatório em concreto armado.	20,00	44.000	0,4050	18.000	18
468	IMPROVEMENTS	CETREL	ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS	Elevatória Bandeira	Cercas em alambrado e mourões de concreto (m).	1.590,00	173.000	0,1330	23.000	2
469	IMPROVEMENTS	CETREL	ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS	Elevatória Bandeira	Pavimentação em asfalto.	335,00	23.000	0,1590	4.000	2
470	BUILDINGS	CETREL	ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS	Elevatória Imbassai	CASA DE BOMBAS - Edificação térrea com pé-direito de 4,00 m acima do nível do solo. Estrutura de concreto armado pré-moldada; fechamento lateral parcial em alvenaria de blocos de concreto; revestimentos interno e externo com pintura látex; piso em concreto armado; iluminação com lâmpadas do tipo vapor de mercúrio; cobertura em telhas de fibrocimento do tipo "kalhetão" apoiadas sobre estrutura de concreto. Apresenta poço das bombas de sução subterrâneo e bacia de contenção lateral em de concreto	105,00	1.320.000	0,4370	577.000	18
471	BUILDINGS	CETREL	ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS	Elevatória Imbassai	DIQUE DE CONTENÇÃO LATERAL EM CONCRETO ARMADO	48.900,00	23.230.000	0,1840	4.274.000	5
472	BUILDINGS	CETREL	ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS	Elevatória Imbassai	GERADOR / CCM / ESCRITÓRIO - Edificação térrea com pé-direito de 3,50 m. Estrutura de concreto armado; fechamento lateral em alvenaria de blocos de concreto; revestimentos externo e interno com argamassa de chapisco, emboço e pintura com tinta látex; piso parcial em concreto desempenado, parcial em placas vinílicas do tipo plurigoma; portas de alumínio e de madeira; caixilhos de alumínio; iluminação com lâmpadas fluorescentes; sanitários com piso cerâmico e parede revestida com azulejos até o teto; forro parcial em lambris de madeira, parcial em laje de concreto e parcial em PVC; cobertura com telhas de fibrocimento do tipo "kalhetão".	320,00	345.000	0,9330	322.000	46
473	BUILDINGS	CETREL	ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS	Elevatória Imbassai	EDIFICAÇÃO PARA ABRIGO DE EQUIPAMENTO - Edificação térrea com pé-direito de 2,50 m. Estrutura de concreto armado; fechamento lateral em alvenaria de blocos de concreto; revestimentos externo e interno em argamassa de chapisco e emboço; pintura com tinta látex; piso cerâmico; portas de alumínio; caixilhos de alumínio com vidros lisos comuns; iluminação fluorescente; cobertura em laje de concreto.	6,25	7.000	0,5370	4.000	23
474	BUILDINGS	CETREL	ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS	Elevatória Imbassai	CASA DE BOMBAS DE INCÊNDIO - Edificação térrea com pé-direito de 2,50 m e parte subterrânea com 5,00 m. Estrutura de concreto armado; fechamento lateral em alvenaria de tijolos cerâmicos laminados aparentes; revestimento interno parcial em argamassa de chapisco e emboço; pintura com tinta látex; piso em concreto desempenado; portas de ferro; caixilhos de alumínio com vidros lisos comuns; iluminação com lâmpadas fluorescentes; cobertura em laje de concreto armado. Apresenta reservatório de combate à incêndio externo, em alvenaria e concreto armado.	22,00	22.000	0,5370	12.000	23
475	BUILDINGS	CETREL	ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS	Elevatória Imbassai	BACIA DE EMERGÊNCIA - Bacia erigida em concreto armado, com revestimento impermeabilizante. (m3)	10.000,00	4.750.000	0,5080	2.413.000	16
476	BUILDINGS	CETREL	ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS	Elevatória Imbassai	Caixa classificadora de óleo e areia em concreto armado.	-	175.000	0,3940	69.000	13
477	IMPROVEMENTS	CETREL	ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS	Elevatória Imbassai	Cercas em alambrado e mourões de concreto (m).	753,00	82.000	0,1330	11.000	2
478	IMPROVEMENTS	CETREL	ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS	Elevatória Imbassai	Pavimentação em asfalto.	2.209,00	147.000	0,1590	23.000	2
479	IMPROVEMENTS	CETREL	ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS	Elevatória Imbassai	Pavimentação para carretas, projeto batelada	-	1.224.000	0,9815	1.201.000	29
480	IMPROVEMENTS	CETREL	ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS	Elevatória Imbassai	Pavimentação em concreto desempenado.	678,00	96.000	0,0940	9.000	2
481	IMPROVEMENTS	CETREL	ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS	Elevatória Boticário	ESTAÇÃO ELEVATÓRIA DO BOTICÁRIO COMPOSTA POR: Casa de bombas, poço de sucção, tanque de armazenamento em concreto com 80m³.	-	999.000	0,9870	986.000	49

482	BUILDINGS	CETREL	EMISSÁRIO TERRESTRE E SUBMARINO	EMISSÁRIO TERRESTRE E SUBMARINO	EMISSÁRIO TERRESTRE - Tubulações em aço carbono revestido com pintura e concreto para transporte de efluentes até o emissário submarino, comprimento total de 11.020 m. EMISSÁRIO SUBMARINO (TRECHO PONTE E TRECHO SUBMARINO) - Sistema de disposição oceânica (SDO) composto por tubulações em aço carbono com revestimento em pintura e concreto, diâmetro 1.340 mm, extensão total de 4.800 m; 182 difusores, diâmetro 100 mm e extensão de 504 m.	-	172.179.000	0,4040	69.560.000	24
483	BUILDINGS	CETREL	EMISSÁRIO TERRESTRE E SUBMARINO	TUBULAÇÕES	INTERCEPTOR ORGÂNICO - Tubulações em ferro fundido e concreto armado, diâmetro de 1.200 mm, comprimento total de 1.449 m.	-	6.107.000	0,5280	3.224.000	26
484	BUILDINGS	CETREL	EMISSÁRIO TERRESTRE E SUBMARINO	TUBULAÇÕES	EMISSÁRIO FINAL - Tubulações em ferro fundido, diâmetro de 1.200 mm, comprimento total de 1.075 m.	-	7.147.000	0,5280	3.774.000	26
485	BUILDINGS	CETREL	EMISSÁRIO TERRESTRE E SUBMARINO	TUBULAÇÕES	EMISSÁRIO FINAL (DUPLICAÇÃO) - Tubulações em PEAD, diâmetro de 1.200 mm, comprimento total de 1.075 m.	-	1.838.000	0,5280	970.000	26
486	BUILDINGS	CETREL	BARRAGENS EM TERRENO DE TERCEIROS	-	BARRAGEM DO COBRE - Barragem executada em solo compactado e revestida com enrocamento.	90.000,00	3.500.000	0,3690	1.292.000	26
487	BUILDINGS	CETREL	BARRAGENS EM TERRENO DE TERCEIROS	-	BARRAGEM CAPIVARA - Barragem executada em solo compactado e revestida com enrocamento.	60.000,00	2.340.000	0,4525	1.059.000	26
488	BUILDINGS	CETREL	BARRAGENS EM TERRENO DE TERCEIROS	-	BARRAGEM COMPLEXO BÁSICO - Barragem executada em solo compactado e revestida com enrocamento.	455.000,00	17.690.000	0,4525	8.005.000	26
489	BUILDINGS	CETREL	BARRAGENS EM TERRENO DE TERCEIROS	-	BARRAGEM BANDEIRA - Barragem executada em solo compactado e revestida com enrocamento.	100.000,00	3.890.000	0,4525	1.760.000	26
523	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	PRÉDIO DE OPERAÇÃO contendo: laboratório; vestiário; sala de quadros elétricos; estocagem de produtos; sala de controle e subestação - Edificação em 3 pavimentos; estrutura de concreto armado com fechameto lateral em concreto pré-moldado e parte com tijolos aparente; piso de placas cerâmicas e cimentado; pintura com tinta látex; caixilhos de alumínio com vidros lisos; portas de madeira e vidro liso; iluminação com lâmpadas fluorescentes:	4.274,88	7.720.000	0,2810	2.169.000	11
524	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	60-TQ-5201-B; Tanque de Água Bruta (caixa de Chegada); dimensões principais; largura: 2400 mm; comprimento: 2400 mm; altura: 8200 mm; volume útil: 50 m3; material: concreto	50,00	237.000	0,1860	44.000	6
525	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	CF-5201A; clarificador; tipo: vertical - precipitator; capacidade total: 5000 m3/h; velocidade ascensional: 0,0136 m/seg; tempo de retenção: 1 hora e 34 min; diâmetro superior: 32 m; diâmetro: 25,80 m; altura total: 6,35 m; altura útil: 6 m; material de construção: concreto; floculador; tipo: tronco piramidal; diâmetro superior: 9 m; diâmetro inferior: 18 m; altura: 5,35 m; material: fibra de vidro; fabricante: sybron	3.318,05	15.670.000	0,2450	3.839.000	7
526	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	CF-5201B; clarificador; tipo: vertical - precipitator; capacidade total: 5000 m3/h; velocidade ascensional: 0,0136 m/seg; tempo de retenção: 1 hora e 34 min; diâmetro superior: 32 m; diâmetro: 25,80 m; altura total: 6,35 m; altura útil: 6 m; material de construção: concreto; floculador; tipo: tronco piramidal; diâmetro superior: 9 m; diâmetro inferior: 18 m; altura: 5,35 m; material: fibra de vidro; fabricante: sybron	3.318,05	15.670.000	0,3940	6.174.000	12
527	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	CF-5201C; clarificador turbo-ionen; material: concreto; vazão de projeto: 2500 m3/h; velocidade ascensional da água na zona de clarificação: 535 m3/h; tempo de retenção: 1,8 hs;	3.318,05	15.670.000	0,3940	6.174.000	12
528	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	FT-5201A; filtros de água da uta; tipo: areia a gravidade; material de construção: concreto; dimensões principais; largura: 4200 mm; comprimento: 8500 mm; altura: 2580 mm; altura do leito de areia: 600 mm; caracteristicas da areia filtrante : tamanho efetivo nominal 0,6 a 0,7 mm; coeficiente de uniformidade 1,6; vazão normal: 250 m3/h; vazão de projeto: 333 m3/h; vazão de lavagem: 1.320 m3/h (mais 65 m3/h de lavagem sub-superficial); taxa de lavagem: 36,4 m/h	92,11	202.000	0,2185	44.000	7
529	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	FT-5201B; filtros de água da uta; tipo: areia a gravidade; material de construção: concreto; dimensões principais; largura: 4200 mm; comprimento: 8500 mm; altura: 2580 mm; altura do leito de areia: 600 mm; caracteristicas da areia filtrante : tamanho efetivo nominal 0,6 a 0,7 mm; coeficiente de uniformidade 1,6; vazão normal: 250 m3/h; vazão de projeto: 333 m3/h; vazão de lavagem: 1.320 m3/h (mais 65 m3/h de lavagem sub-superficial); taxa de lavagem: 36,4 m/h	92,11	202.000	0,2185	44.000	7
530	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	FT-5201C; filtros de água da uta; tipo: areia a gravidade; material de construção: concreto; dimensões principais; largura: 4200 mm; comprimento: 8500 mm; altura: 2580 mm; altura do leito de areia: 600 mm; caracteristicas da areia filtrante : tamanho efetivo nominal 0,6 a 0,7 mm; coeficiente de uniformidade 1,6; vazão normal: 250 m3/h; vazão de projeto: 333 m3/h; vazão de lavagem: 1.320 m3/h (mais 65 m3/h de lavagem sub-superficial); taxa de lavagem: 36,4 m/h	92,11	202.000	0,2185	44.000	7
531	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	FT-5201D; filtros de água da uta; tipo: areia a gravidade; material de construção: concreto; dimensões principais; largura: 4200 mm; comprimento: 8500 mm; altura: 2580 mm; altura do leito de areia: 600 mm; caracteristicas da areia filtrante : tamanho efetivo nominal 0,6 a 0,7 mm; coeficiente de uniformidade 1,6; vazão normal: 250 m3/h; vazão de projeto: 333 m3/h; vazão de lavagem: 1.320 m3/h (mais 65 m3/h de lavagem sub-superficial); taxa de lavagem: 36,4 m/h	92,11	202.000	0,2185	44.000	7
532	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	FT-5201E; filtros de água da uta; tipo: areia a gravidade; material de construção: concreto; dimensões principais; largura: 4.525 mm; comprimento: 7.950 mm; altura: 2.830 mm; altura do leito de areia: 600 mm; características da areia filtrante: tamanho efetivo nominal 0,55 mm; coeficiente de uniformidade 1,70; vazão normal: 250 m3/h; vazão de projeto: 333 m3/h; vazão de lavagem: 1.320 m3/h (mais 65 m3/h de lavagem sub-superficial); taxa de lavagem: 36 m/h; comportas de entrada; número: 08; comprimento aberta: 600 mm; largura : 600 mm; área: 0,36 m2; vazão máxima : 4 m3/s; comportas de saída; número: 08; comprimento aberta: 400 mm; largura: 400 mm; área: 0,16 m2; vazão máxima: [illegible]	101,81	223.000	0,2185	49.000	7
533	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	FT-5201F; filtros de água da uta; tipo: areia a gravidade; material de construção: concreto; dimensões principais; largura: 4.525 mm; comprimento: 7.950 mm; altura: 2.830 mm; altura do leito de areia: 600 mm; características da areia filtrante: tamanho efetivo nominal 0,55 mm; coeficiente de uniformidade 1,70; vazão normal: 250 m3/h; vazão de projeto: 333 m3/h; vazão de lavagem: 1.320 m3/h (mais 65 m3/h de lavagem sub-superficial); taxa de lavagem: 36 m/h; comportas de entrada; número: 08; comprimento aberta: 600 mm; largura : 600 mm; área: 0,36 m2; vazão máxima : 4 m3/s; comportas de saída; número: 08; comprimento aberta: 400 mm; largura: 400 mm; área: 0,16 m2; vazão máxima: [illegible]	101,81	223.000	0,2185	49.000	7
534	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	FT-5201G; filtros de água da uta; tipo: areia a gravidade; material de construção: concreto; dimensões principais; largura: 4.525 mm; comprimento: 7.950 mm; altura: 2.830 mm; altura do leito de areia: 600 mm; características da areia filtrante: tamanho efetivo nominal 0,55 mm; coeficiente de uniformidade 1,70; vazão normal: 250 m3/h; vazão de projeto: 333 m3/h; vazão de lavagem: 1.320 m3/h (mais 65 m3/h de lavagem sub-superficial); taxa de lavagem: 36 m/h; comportas de entrada; número: 08; comprimento aberta: 600 mm; largura : 600 mm; área: 0,36 m2; vazão máxima : 4 m3/s; comportas de saída; número: 08; comprimento aberta: 400 mm; largura: 400 mm; área: 0,16 m2; vazão máxima: [illegible]	101,81	223.000	0,2185	49.000	7
535	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	FT-5201H; filtros de água da uta; tipo: areia a gravidade; material de construção: concreto; dimensões principais; largura: 4.525 mm; comprimento: 7.950 mm; altura: 2.830 mm; altura do leito de areia: 600 mm; características da areia filtrante: tamanho efetivo nominal 0,55 mm; coeficiente de uniformidade 1,70; vazão normal: 250 m3/h; vazão de projeto: 333 m3/h; vazão de lavagem: 1.320 m3/h (mais 65 m3/h de lavagem sub-superficial); taxa de lavagem: 36 m/h; comportas de entrada; número: 08; comprimento aberta: 600 mm; largura : 600 mm; área: 0,36 m2; vazão máxima : 4 m3/s; comportas de saída; número: 08; comprimento aberta: 400 mm; largura: 400 mm; área: 0,16 m2; vazão máxima: [illegible]	101,81	223.000	0,2185	49.000	7
536	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	t-5201D; torres descarbonatadoras; dimensões; seção: 3,60 m x 3,60 m; altura reta: 4,20 m; material: concreto; revestimento interior: cerâmico antiácido; vazão normal: 333 m3/h; vazão de projeto: 444 m3/h; material de recheio: anéis pall 1 1/2" x 1 1/2"; altura de recheio: 1650 mm	54,43	257.000	0,2185	56.000	7

537	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	t-5201E; torres descarbonatadoras; dimensões; seção: 3,60 m x 3,60 m; altura reta: 4,20 m; material: concreto; revestimento interior: cerâmico antiácido; vazão normal: 333 m3/h; vazão de projeto: 444 m3/h; material de recheio: anéis pall 1 1/2" x 1 1/2"; altura de recheio: 1650 mm	54,43	257.000	0,2185	56.000	7
538	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	t-5201F; torres descarbonatadoras; dimensões; seção: 3,60 m x 3,60 m; altura reta: 4,20 m; material: concreto; revestimento interior: cerâmico antiácido; vazão normal: 333 m3/h; vazão de projeto: 444 m3/h; material de recheio: anéis pall 1 1/2" x 1 1/2"; altura de recheio: 1650 mm	54,43	257.000	0,2185	56.000	7
539	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ- 5217A; Tanque de armazaneagem de água desmineralizada; diâmetro interno: 30 m; altura total: 6,8 m; volume útil: 4000 m3; tipo: cilíndrico vertical com cobertura; material de construção: concreto; revestimento interno: epóxi	4.000,00	8.760.000	0,3940	3.451.000	12
540	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ- 5217B; Tanque de armazaneagem de água desmineralizada; diâmetro interno: 30 m; altura total: 6,8 m; volume útil: 4000 m3; tipo: cilíndrico vertical com cobertura; material de construção: concreto; revestimento interno: epóxi	4.000,00	8.760.000	0,3940	3.451.000	12
541	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ 5222A; tanque de neutralização; material : concreto; revestimento : visaglass 6.000v camada de 2,5mm; tipo : enterrado; comprimento : 28,60 m; largura : 14,40 m; altura : 2,19 m; volume : 900 m3; tubulações: coletor aço carbono revestido interna e externamente com ebonite, 14" 0; ramais distribuidores : pvc classe 15,8" 0; ejetores de mistura : em polipropileno. quantidade 90 em cada tanque	900,00	1.710.000	0,3940	674.000	12
542	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ 5222B; tanque de neutralização; material : concreto; revestimento : visaglass 6.000v camada de 2,5mm; tipo : enterrado; comprimento : 28,60 m; largura : 14,40 m; altura : 2,19 m; volume : 900 m3; tubulações: coletor aço carbono revestido interna e externamente com ebonite, 14" 0; ramais distribuidores : pvc classe 15,8" 0; ejetores de mistura : em polipropileno. quantidade 90 em cada tanque	900,00	1.710.000	0,3940	674.000	12
543	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ 5223; Tanque de recepção de água bruta, capacidade: 209m3	209,00	458.000	0,2450	112.000	7
544	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-5201A; tanque de água bruta (caixa de chegada); dimensões principais; largura: 3500 mm; comprimento: 3500 mm; altura: 4770 mm; volume útil: 36,75 m3; material: concreto; tempo de retenção: 26 seg	58,43	128.000	0,0600	8.000	2
545	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-5202A; função: tanque de armazenamento de água clarificada; comprimento: 52350 mm; largura: 12840 mm; altura: 5700 mm; altura útil: 4900 mm; volume útil: 3300 m3; material: concreto	3.831,39	8.390.000	0,3510	2.945.000	12
546	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-5202-B; comprimento: 68000 mm; largura: 17500 mm; altura: 5700 mm; volume: 3880 m3; material: concreto; observação: o TQ-5232, com volume de 1035 m3, encontra-se construído no interior deste tanque	6.783,00	14.860.000	0,3510	5.216.000	12
547	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-5203A; Tanque de água filtrada, em concreto armado, capacidade: 1100m3	1.100,00	2.410.000	0,3510	846.000	12
548	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-5203B; Tanque de água filtrada, em concreto armado, capacidade: 925m3	925,00	2.030.000	0,3510	713.000	12
549	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-5206A; função : preparo e armazenamento de barrilha; comprimento: 1.750 mm; largura : 1.750 mm; altura : 3.600 mm; altura útil : 2.600 mm; volume útil unitário : 8 m3; material:: concreto;	11,03	25.000	0,2450	6.000	7
550	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-5206B; função : preparo e armazenamento de barrilha; comprimento: 1.750 mm; largura : 1.750 mm; altura : 3.600 mm; altura útil : 2.600 mm; volume útil unitário : 8 m3; material:: concreto;	11,03	25.000	0,2450	6.000	7
551	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-5208A; tipo: quadrado (em concreto); dimensões: 2,5 x 2,5 m; altura total: 3,6 m; altura útil: 3,04 m; volume útil: 19 m3	22,50	50.000	0,2450	12.000	7
552	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-5208B; tipo: quadrado (em concreto); dimensões: 2,5 x 2,5 m; altura total: 3,6 m; altura útil: 3,04 m; volume útil: 19 m3	22,50	50.000	0,2450	12.000	7
553	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-5210; sistema de água potável; tipo: elevado; elevação: 25000 mm; formato: prismático com vértice para baixo sobre colunas em "x"; diâmetro: 5400 mm; altura útil: 3600 mm; volume útil: 1000 m3; material de construção: concreto	1.000,00	2.190.000	0,2450	537.000	7
554	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-5211A; tanque de água descarbonatada; identificação: 60-TQ-5211-a; largura: 8,00 m; comprimento: 16,00 m; altura útil: 2,00 m; volume útil: 256 m3; material de construção: concreto; revestimento: epóxi	256,00	561.000	0,2450	137.000	7
555	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-5211B; tanque de água descarbonatada; dimensões; comprimento: 15,00 m; largura: 7,00 m; altura: 3,10 m; volume útil: 325 m3; material: concreto; revestimento interno: cerâmico antiácido	325,50	713.000	0,2450	175.000	7
556	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-5224; tanque de recebimento de lodo dos clarificadores CF-5201 a/b; tipo: quadrado vertical; dimensões; comprimento: 8,0 m; largura: 3,125 m; altura total: 2,5 m; altura útil: 2,0 m; volume útil: 50,0 m3; extravasor por canaleta; material: concreto	62,50	137.000	0,2450	34.000	7
557	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-5225; tanque de recebimento de lama do clarificador CF-5201c; tipo: quadrado vertical; dimensões; comprimento: 5,0 m; largura: 2,5 m; altura total: 2,5 m; altura útil: 2,0 m; volume útil: 25,0 m3; extravasor por canaleta; material: concreto	31,25	60.000	0,2450	15.000	7
558	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-5228; Tanque em concreto armado, capacidade: 26m3	26,00	57.000	0,2450	14.000	7
559	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	TQ-5232; função: armazenamento de água de retrolavagem de filtros e descloradores; tipo: semi-círculo vertical, em concreto, aberto para atmosfera dimensões; diâmetro: 24.200 mm; altura: 4.500 mm; capacidade: 1.035 m3	2.068,77	4.530.000	0,2450	1.110.000	7
560	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	PM-047/059 | Poço de Monitoramento | PROFUNDIDADE (m) 5,8	5,80	9.000	0,6620	6.000	18
561	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	PM-047/060 | Poço de Monitoramento | PROFUNDIDADE (m) 3,7	3,70	6.000	0,6620	4.000	18
562	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	PM-047/061 | Poço de Monitoramento | PROFUNDIDADE (m) 4	4,00	6.000	0,6620	4.000	18
563	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	PM-047/156 | Poço de Monitoramento | PROFUNDIDADE (m) 4,3	4,30	7.000	0,1460	1.000	5
564	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	PM-047/157 | Poço de Monitoramento | PROFUNDIDADE (m) 4,3	4,30	7.000	0,1460	1.000	5
565	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	PM-047/158 | Poço de Monitoramento | PROFUNDIDADE (m) 4,1	4,10	6.000	0,1460	1.000	5
566	BUILDINGS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	PM-047/211 | Poço de Monitoramento | PROFUNDIDADE (m) 4,1	4,10	6.000	0,8515	5.000	26
567	IMPROVEMENTS	DAC	DAC - CAMAÇARI	UTA - Unidade de Tratamento de Água	Redes externas de água potável, coleta de esgotos e águas pluviais, combate à incêndio e iluminação.	-	26.558.200	0,3050	8.100.000	7
568	BUILDINGS	DAC	DAC - CAMAÇARI	UCJ - Unidade de Captação do Joanes	COBERTURA PARA CASA DE BOMBAS 1 - Estrutura em concreto armado com telhas de fibrocimento do tipo calhetão	100,00	68.000	0,3940	27.000	16
569	BUILDINGS	DAC	DAC - CAMAÇARI	UCJ - Unidade de Captação do Joanes	CASA DE BOMBAS 1 - formato cilíndrico, enterrada, estrutura em concreto armado	400,00	758.000	0,0675	51.000	2
570	BUILDINGS	DAC	DAC - CAMAÇARI	UCJ - Unidade de Captação do Joanes	COBERTURA PARA CASA DE BOMBAS 1 - Estrutura em concreto armado com telhas de fibrocimento do tipo calhetão	100,00	68.000	0,3940	27.000	16
571	BUILDINGS	DAC	DAC - CAMAÇARI	UCJ - Unidade de Captação do Joanes	CASA DE BOMBAS 2 - formato cilíndrico, enterrada, estrutura em concreto armado	400,00	758.000	0,0675	51.000	2
572	BUILDINGS	DAC	DAC - CAMAÇARI	UCJ - Unidade de Captação do Joanes	SUBESTAÇÃO - Edificação térrea com pé-direito de 4,0 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos e parte em elementos vazados ; revestimento externo em argamassa de chapisco e emboço; revestimento interno em argamassa de chapisco e emboço; pintura com tinta látex; porta metálica; iluminação com lâmpadas fluorescentes e de luz mista; forro em laje de concreto armado:	100,00	189.000	0,5080	96.000	26
573	IMPROVEMENTS	DAC	DAC - CAMAÇARI	UCJ - Unidade de Captação do Joanes	Cercas em alambrado e mourões de concreto (m).	1.000,00	109.000	0,1330	14.000	2

574	BUILDINGS	DAC	DAC - CAMAÇARI	UCJ - Unidade de Captação do Joanes	Stand-pipe da adutora I - Tanque em concreto armado; altura de 15m;	750,00	1.650.000	0,2450	404.000	7
575	BUILDINGS	DAC	DAC - CAMAÇARI	UCJ - Unidade de Captação do Joanes	PP-047/023 | Poço Produção | PROFUNDIDADE (m) 503	503,00	2.330.000	0,9420	2.195.000	27
576	BUILDINGS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora III - PP-47/10A	SUBESTAÇÃO - Edificação térrea com pé-direito de 4,0 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento externo em argamassa de chapisco e emboço; revestimento interno em argamassa de chapisco e emboço; pintura com tinta látex; porta metálica; iluminação com lâmpadas fluorescentes e de luz mista; forro em laje de concreto armado;	25,00	48.000	0,5080	24.000	26
577	BUILDINGS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora III - PP-47/10A	PP-047/010A | Poço Produção | PROFUNDIDADE (m) 500	500,00	2.310.000	0,9815	2.267.000	29
578	IMPROVEMENTS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora III - PP-47/10A	Cercas em alambrado e mourões de concreto (m).	72,00	8.000	0,1330	1.000	2
579	BUILDINGS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora III - PP-47/13	SUBESTAÇÃO - Edificação térrea com pé-direito de 4,0 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento externo em argamassa de chapisco e emboço; revestimento interno em argamassa de chapisco e emboço; pintura com tinta látex; porta metálica; iluminação com lâmpadas fluorescentes e de luz mista; forro em laje de concreto armado;	25,00	48.000	0,5560	27.000	29
580	BUILDINGS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora III - PP-47/13	PP-047/013 | Poço Produção | PROFUNDIDADE (m) 500	500,00	2.310.000	0,9815	2.267.000	36
581	IMPROVEMENTS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora IV - PP-47/13	Cercas em alambrado e mourões de concreto (m).	72,00	8.000	0,1330	1.000	2
582	BUILDINGS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora IV - PP-47/14	SUBESTAÇÃO - Edificação térrea com pé-direito de 4,0 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento externo em argamassa de chapisco e emboço; revestimento interno em argamassa de chapisco e emboço; pintura com tinta látex; porta metálica; iluminação com lâmpadas fluorescentes e de luz mista; forro em laje de concreto armado;	25,00	48.000	0,5560	27.000	29
583	BUILDINGS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora IV- PP-47/14	PP-047/014 | Poço Produção | PROFUNDIDADE (m) 337	337,00	1.560.000	0,1840	287.000	5
584	IMPROVEMENTS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora IV - PP-47/14	Cercas em alambrado e mourões de concreto (m).	72,00	8.000	0,1330	1.000	2
585	BUILDINGS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora IV - PP-47/15	SUBESTAÇÃO - Edificação térrea com pé-direito de 4,0 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento externo em argamassa de chapisco e emboço; revestimento interno em argamassa de chapisco e emboço; pintura com tinta látex; porta metálica; iluminação com lâmpadas fluorescentes e de luz mista; forro em laje de concreto armado;	25,00	48.000	0,5465	26.000	28
586	BUILDINGS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora IV - PP-47/15	PP-047/015 | Poço Produção | PROFUNDIDADE (m) 363,5	363,50	1.680.000	0,0405	68.000	1
587	IMPROVEMENTS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora IV - PP-47/15	Cercas em alambrado e mourões de concreto (m).	72,00	8.000	0,1330	1.000	2
588	BUILDINGS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora IV - PP-47/17	SUBESTAÇÃO - Edificação térrea com pé-direito de 4,0 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento externo em argamassa de chapisco e emboço; revestimento interno em argamassa de chapisco e emboço; pintura com tinta látex; porta metálica; iluminação com lâmpadas fluorescentes e de luz mista; forro em laje de concreto armado;	25,00	48.000	0,6015	29.000	32
589	BUILDINGS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora IV - PP-47/17	PP-047/017 | Poço Produção | PROFUNDIDADE (m) 346,82	346,82	1.610.000	0,2570	414.000	7
590	IMPROVEMENTS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora IV - PP-47/17	Cercas em alambrado e mourões de concreto (m).	72,00	8.000	0,1330	1.000	2
591	BUILDINGS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora IV - PP-47/18	SUBESTAÇÃO - Edificação térrea com pé-direito de 4,0 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento externo em argamassa de chapisco e emboço; revestimento interno em argamassa de chapisco e emboço; pintura com tinta látex; porta metálica; iluminação com lâmpadas fluorescentes e de luz mista; forro em laje de concreto armado;	25,00	48.000	0,6015	29.000	32
592	BUILDINGS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora IV - PP-47/18	PP-047/018 | Poço Produção | PROFUNDIDADE (m) 543	543,00	2.510.000	0,9050	2.272.000	34
593	IMPROVEMENTS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora IV - PP-47/18	Cercas em alambrado e mourões de concreto (m).	72,00	8.000	0,1330	1.000	2
594	BUILDINGS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora V - PP-47/19	SUBESTAÇÃO - Edificação térrea com pé-direito de 4,0 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento externo em argamassa de chapisco e emboço; revestimento interno em argamassa de chapisco e emboço; pintura com tinta látex; porta metálica; iluminação com lâmpadas fluorescentes e de luz mista; forro em laje de concreto armado;	25,00	48.000	0,7020	34.000	39
595	BUILDINGS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora V - PP-47/19	PP-047/019 | Poço Produção | PROFUNDIDADE (m) 456	456,00	2.110.000	0,9050	1.910.000	34
596	IMPROVEMENTS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora V - PP-47/19	Cercas em alambrado e mourões de concreto (m).	72,00	8.000	0,1965	2.000	3
597	BUILDINGS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora V - PP-47/20	SUBESTAÇÃO - Edificação térrea com pé-direito de 4,0 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento externo em argamassa de chapisco e emboço; revestimento interno em argamassa de chapisco e emboço; pintura com tinta látex; porta metálica; iluminação com lâmpadas fluorescentes e de luz mista; forro em laje de concreto armado;	25,00	48.000	0,7020	34.000	39
598	BUILDINGS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora V - PP-47/20	PP-047/020 | Poço Produção | PROFUNDIDADE (m) 415	415,00	1.920.000	0,3720	714.000	9
599	IMPROVEMENTS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora V - PP-47/20	Cercas em alambrado e mourões de concreto (m).	72,00	8.000	0,1965	2.000	3
600	BUILDINGS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora V - PP-47/21	SUBESTAÇÃO - Edificação térrea com pé-direito de 4,0 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento externo em argamassa de chapisco e emboço; revestimento interno em argamassa de chapisco e emboço; pintura com tinta látex; porta metálica; iluminação com lâmpadas fluorescentes e de luz mista; forro em laje de concreto armado;	25,00	48.000	0,7020	34.000	39
601	BUILDINGS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora V - PP-47/21	PP-047/021 | Poço Produção | PROFUNDIDADE (m) 413	413,00	1.910.000	0,3385	647.000	8
602	IMPROVEMENTS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora V - PP-47/21	Cercas em alambrado e mourões de concreto (m).	72,00	8.000	0,1965	2.000	3
603	BUILDINGS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora V - PP-47/22	SUBESTAÇÃO - Edificação térrea com pé-direito de 4,0 m. Estrutura de concreto armado com fechamento lateral em alvenaria de tijolos cerâmicos; revestimento externo em argamassa de chapisco e emboço; revestimento interno em argamassa de chapisco e emboço; pintura com tinta látex; porta metálica; iluminação com lâmpadas fluorescentes e de luz mista; forro em laje de concreto armado;	25,00	48.000	0,7020	34.000	39
604	BUILDINGS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora V - PP-47/22	PP-047/022 | Poço Produção | PROFUNDIDADE (m) 410	410,00	1.900.000	0,3385	643.000	8
605	IMPROVEMENTS	DAC	DAC - CAMAÇARI	Poço Artesiano - Adutora V - PP-47/22	Cercas em alambrado e mourões de concreto (m).	72,00	8.000	0,1965	2.000	3
606	BUILDINGS	DAC	DAC - CAMAÇARI	Núcleo de Bombeamento da Adutora IV	SUBESTAÇÃO	300,00	565.000	0,5080	287.000	26
607	BUILDINGS	DAC	DAC - CAMAÇARI	Núcleo de Bombeamento da Adutora IV	RESERVATÓRIO; Em concreto armado, com capacidade para 1.000m3	1.000,00	2.190.000	0,2450	537.000	7
608	BUILDINGS	DAC	DAC - CAMAÇARI	Reservatórios de Segurança	Reservatório de Segurança I - Lago artificial; capacidade 200.000 m3	200.000,00	4.070.000	0,3220	1.311.000	16

609	BUILDINGS	DAC	DAC - CAMAÇARI	Reservatórios de Segurança	Reservatório de Segurança II - Lago artificial; capacidade 33.000 m3; dimensão interna na base de 90m x 43m, talude de 2:1 e altura da lâmina de água de 5.80m	33.000,00	671.000	0,3220	216.000	16
610	BUILDINGS	DAC	DAC - CAMAÇARI	Adutoras	Adutora I - Tubulação em ferro fundido, diâmetro de 36" (914,4 mm), comprimento total de 6.700 m.	-	27.374.000	0,1715	4.695.000	5
611	BUILDINGS	DAC	DAC - CAMAÇARI	Adutoras	Adutora II - Tubulação em aço carbono, diâmetro de 36" (914,4 mm), comprimento total de 6.700 m.	-	27.374.000	0,1715	4.695.000	5
612	BUILDINGS	DAC	DAC - CAMAÇARI	Adutoras	Adutora III - Tubulação em PEAD, diâmetro médio de 400 mm comprimeto médio de 10.000,00 m	-	11.506.000	0,1840	2.117.000	5
613	BUILDINGS	DAC	DAC - CAMAÇARI	Adutoras	Adutora IV - Tubulação em PR (polietileno reforçado com fibra de vidro) diâmetro médio de 14", comprimento médio de 14.000 m	-	29.595.000	0,2090	6.185.000	5
614	BUILDINGS	DAC	DAC - CAMAÇARI	Adutoras	Adutora V - Tubulação em PR PVC DEFoFo, diâmetro médio de 18", comprimento total de 17.000 m	-	42.524.000	0,4370	18.583.000	9
615	BUILDINGS	DAC	DAC - CAMAÇARI	Adutoras	MALHA DE DISTRIBUIÇÃO - Água Desmineralizada	-	11.997.000	0,2570	3.083.000	5
616	BUILDINGS	DAC	DAC - CAMAÇARI	Adutoras	MALHA DE DISTRIBUIÇÃO - Água Clarificada	-	22.114.000	0,2570	5.683.000	5
617	BUILDINGS	DAC	DAC - CAMAÇARI	Adutoras	MALHA DE DISTRIBUIÇÃO - Água Potável	-	9.226.000	0,2570	2.371.000	5
618	BUILDINGS	DAC	DAC - CAMAÇARI	Adutoras	MALHA DE DISTRIBUIÇÃO - Incêndio	-	22.114.000	0,2570	5.683.000	5
619	BUILDINGS	DAC	DAC - CAMAÇARI	Adutoras	Tanque One-way da Adutora I - tanque cilíndrico, material: concreto, diâmetro interno de 4,5 m e altura de 15 m. próximo ao poço 10	238,44	523.000	0,4580	240.000	21
620	BUILDINGS	DAC	DAC - CAMAÇARI	Adutoras	Tanque One-way da Adutora II - tanque cilíndrico, material: concreto, diâmetro interno de 4,5 m e altura de 15 m. próximo ao poço 10	238,44	523.000	0,4580	240.000	21
621	BUILDINGS	DAC	DAC - CAMAÇARI	Adutoras	Tanque One-way da Adutora II - tanque cilíndrico, material: concreto, diâmetro interno de 4,5 m e altura de 15 m. próximo ao reservatório de segurança	238,44	523.000	0,4580	240.000	21
	BUILDINGS	**CETREL**	**ETE E ATERROS INDUSTRIAIS**		**TOTAL**		**394.230.000**		**157.525.000**	
	IMPROVEMENTS	**CETREL**	**ETE E ATERROS INDUSTRIAIS**		**TOTAL**		**32.086.500**		**18.569.000**	
	BUILDINGS	**CETREL**	**UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS**		**TOTAL**		**10.059.000**		**4.202.000**	
	IMPROVEMENTS	**CETREL**	**UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS**		**TOTAL**		**1.679.000**		**601.000**	
	BUILDINGS	**CETREL**	**PLANTA DE REUSO**		**TOTAL**		**17.203.000**		**15.534.000**	
	BUILDINGS	**CETREL**	**ESTAÇÃO ELEVATÓRIA DO COMPLEXO BÁSICO**		**TOTAL**		**8.791.000**		**3.408.000**	
	IMPROVEMENTS	**CETREL**	**ESTAÇÃO ELEVATÓRIA DO COMPLEXO BÁSICO**		**TOTAL**		**972.000**		**152.000**	
	BUILDINGS	**CETREL**	**ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS**		**TOTAL**		**304.000**		**233.000**	
	IMPROVEMENTS	**CETREL**	**ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS**		**TOTAL**		**59.000**		**41.000**	
	BUILDINGS	**CETREL**	**ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS**		**TOTAL**		**35.692.000**		**9.729.000**	
	IMPROVEMENTS	**CETREL**	**ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS**		**TOTAL**		**2.771.000**		**2.261.000**	
	BUILDINGS	**CETREL**	**EMISSÁRIO TERRESTRE E SUBMARINO**		**TOTAL**		**187.271.000**		**77.528.000**	
	BUILDINGS	**CETREL**	**BARRAGENS EM TERRENO DE TERCEIROS**		**TOTAL**		**27.420.000**		**12.116.000**	
	BUILDINGS	**DAC**	**DAC - CAMAÇARI**		**TOTAL**		**354.109.000**		**109.914.000**	
	IMPROVEMENTS	**DAC**	**DAC - CAMAÇARI**		**TOTAL**		**26.747.200**		**8.128.000**	
	BUILDINGS AND IMPROVEMENTS	**CETREL**	**BARRAGENS EM TERRENO DE TERCEIROS**		**TOTAL BUILDINGS AND IMPROVEMENTS - CETREL**		**27.420.000**		**12.116.000**	
	BUILDINGS AND IMPROVEMENTS	**CETREL**	**EMISSÁRIO TERRESTRE E SUBMARINO**		**TOTAL BUILDINGS AND IMPROVEMENTS - CETREL**		**187.271.000**		**77.528.000**	
	BUILDINGS AND IMPROVEMENTS	**CETREL**	**ESTAÇÃO ELEVATÓRIA DO COMPLEXO BÁSICO**		**TOTAL BUILDINGS AND IMPROVEMENTS - CETREL**		**9.763.000**		**3.560.000**	
	BUILDINGS AND IMPROVEMENTS	**CETREL**	**ESTAÇÕES DE MONITORAMENTO DO AR EM TERRENO DE TERCEIROS**		**TOTAL BUILDINGS AND IMPROVEMENTS - CETREL**		**363.000**		**274.000**	
	BUILDINGS AND IMPROVEMENTS	**CETREL**	**ESTAÇÕES ELEVATÓRIAS EM TERRENO DE TERCEIROS**		**TOTAL BUILDINGS AND IMPROVEMENTS - CETREL**		**38.463.000**		**11.990.000**	
	BUILDINGS AND IMPROVEMENTS	**CETREL**	**ETE E ATERROS INDUSTRIAIS**		**TOTAL BUILDINGS AND IMPROVEMENTS - CETREL**		**426.316.500**		**176.094.000**	
	BUILDINGS AND IMPROVEMENTS	**CETREL**	**PLANTA DE REUSO**		**TOTAL BUILDINGS AND IMPROVEMENTS - CETREL**		**17.203.000**		**15.534.000**	
	BUILDINGS AND IMPROVEMENTS	**CETREL**	**UNIDADE DE INCINERAÇÃO DE SÓLIDOS E LÍQUIDOS**		**TOTAL BUILDINGS AND IMPROVEMENTS - CETREL**		**11.738.000**		**4.803.000**	
	BUILDINGS AND IMPROVEMENTS	**DAC**	**DAC - CAMAÇARI**		**TOTAL BUILDINGS AND IMPROVEMENTS - DAC**		**380.856.200**		**118.042.000**	
		CETREL			**OVERALL TOTAL - BULDINGS AND IMPROVEMENTS**		**718.537.500**		**301.899.000**	
		DAC			**OVERALL TOTAL - BULDINGS AND IMPROVEMENTS**		**380.856.200**		**118.042.000**	
1	LANDS	CETREL			Terreno E.T.E. e Aterros Industriais	-	107.890.000	---	107.890.000	---
2	LANDS	CETREL			Terreno Unidade de Incineração de Sólidos e Líquidos	-	2.199.400	---	2.199.400	---
3	LANDS	CETREL			Terreno Estação Elevatória do Complexo Básico	-	3.521.400	---	3.521.400	---
3	LANDS	CETREL			Terreno Emissário Terrestre	-	4.300.000	---	4.300.000	---
3	LANDS	DAC			Terreno DAC	-	1.336.400	---	1.336.400	---
	LANDS	**CETREL**			**TOTAL LANDS - CETREL**		**117.910.800**		**117.910.800**	---
	LANDS	**DAC**			**TOTAL LANDS - DAC**		**1.336.400**		**1.336.400**	
					OVERALL TOTAL - LANDS		**119.247.200**		**119.247.200**	

EXHIBIT I

LIST OF APPRAISED ASSETS

- **MACHINES, EQUIPMENT AND INDUSTRIAL INSTALLATIONS**

Item	Assets Group	Local	Company	Area	Sub-area	TAG	Physical Description	Replacement Value	Depreciation Coefficient (Kd)	Market Value	Remaining Useful Life
1	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	APOIO	-	CTCA-TR-01/TR-13	TRANSFORMADOR TRIFASICO, WEG N. POTENCIA: 500 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 380	89.800	0,3651	32.790	5
2	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ÁREA ADMINISTRATIVA - GERAL	-	-	TORRE DE RESFRIAMENTO ALPINA, REFERENCIA 31/3/9/67, MODELO 15GP, VAZAO 60 M3/H	29.800	0,1724	5.140	2
3	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	BARREIRA HIDRÁULICA	-	TF-140	TRANSFORMADOR TRIFASICO, CEMEC N. 174424 POTENCIA: 150 KVA TENSAO DE ENTRADA: 13800 V TENSAO DE SAIDA: 380 V	43.700	0,5174	22.620	8
4	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	BARREIRA HIDRÁULICA	-	TF-141	TRANSFORMADOR TRIFASICO, NATIVA N. NA0866A001 POTENCIA: 500 TENSAO DE ENTRADA: 33650 V TENSAO DE SAIDA: 380 V	89.800	0,5174	46.470	8
5	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	MISTURADOR SUBMERSO FLUTUANTE, ACIONADO POR MOTOR ELETRICO DE 75 CV.	121.700	0,1724	20.990	2
6	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	MISTURADOR SUBMERSO FLUTUANTE, ACIONADO POR MOTOR ELETRICO DE 75 CV.	121.700	0,1724	20.990	2
7	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	MISTURADOR SUBMERSO FLUTUANTE, ACIONADO POR MOTOR ELETRICO DE 75 CV.	121.700	0,1724	20.990	2
8	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	MISTURADOR SUBMERSO FLUTUANTE, ACIONADO POR MOTOR ELETRICO DE 75 CV.	121.700	0,1724	20.990	2
9	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	MISTURADOR SUBMERSO FLUTUANTE, ACIONADO POR MOTOR ELETRICO DE 75 CV.	121.700	0,1724	20.990	2
10	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	MISTURADOR SUBMERSO FLUTUANTE, ACIONADO POR MOTOR ELETRICO DE 75 CV.	121.700	0,1724	20.990	2
11	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	MISTURADOR SUBMERSO FLUTUANTE, ACIONADO POR MOTOR ELETRICO DE 75 CV.	121.700	0,1724	20.990	2
12	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	MISTURADOR SUBMERSO FLUTUANTE, ACIONADO POR MOTOR ELETRICO DE 75 CV.	121.700	0,1724	20.990	2
13	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	MISTURADOR SUBMERSO FLUTUANTE, ACIONADO POR MOTOR ELETRICO DE 75 CV.	121.700	0,1724	20.990	2
14	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	PORTICO GIRATORIO COM TALHA ELETRICA KOCH, CAPACIDADE 2 T, Nº 3105, VELOCIDADE DE ELEVACAO 4,8 M/MIN, VELOCIDADE TRANSVERSAL 16 M/MIN, ANO 1991.	38.500	0,1724	6.640	2
15	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	TANQUE PARA ACIDO FOSFORICO TIGREFIBRA, CONSTRUIDO EM FIBRA DE VIDRO, ANO 1989, DIAMETRO 2500 MM, ALTURA 4535 MM, CAPACIDADE 20 M³.	25.000	0,1707	4.270	2
16	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	TANQUE PARA ACIDO FOSFORICO TIGREFIBRA, CONSTRUIDO EM FIBRA DE VIDRO, ANO 1989, DIAMETRO 2500 MM, ALTURA 4535 MM, CAPACIDADE 20 M³.	25.000	0,1707	4.270	2
17	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	BEQ - BACIA DE EQUALIZAÇÃO	-	-	TANQUE PARA ACIDO FOSFORICO TIGREFIBRA, CONSTRUIDO EM FIBRA DE VIDRO, ANO 1989, DIAMETRO 2500 MM, ALTURA 4535 MM, CAPACIDADE 20 M³.	25.000	0,1707	4.270	2
18	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	COLETA SELETIVA	-	-	BALANCA DE PLATAFORMA TOLEDO, MODELO 2124-06, Nº 99821377-JA, CAPACIDADE 250 KG, ANO 1999, INCLUINDO MODULO DE PESAGEM, MODELO 9091, Nº 994220008-GA.	3.100	0,1276	400	1
19	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DG13 - CDV-02	-	-	TANQUE TIGREFIBRA, CONSTRUIDO EM FIBRA DE VIDRO, REFERENCIA TK-PV-E-C-250-36, Nº 34023, DIAMETRO 2500 MM, ALTURA 3625 MM, CAPACIDADE 10 M³.	14.300	0,1724	2.470	2
20	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 1	-	DG1-RD-01	AERADOR FMC FILSAN Nº 01, ACIONADO POR REDUTOR FALK, MODELO 2100YZX-2-B-32 E MOTOR GE DE 60 CV.	97.400	0,1586	15.450	2
21	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 1	-	DG1-RD-02	AERADOR FMC FILSAN Nº 02, ACIONADO POR REDUTOR FALK, MODELO 2100YZX-2-B-32 E MOTOR GE DE 60 CV.	97.400	0,1586	15.450	2
22	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 1	-	DG1-RD-03	AERADOR FMC FILSAN Nº 03, ACIONADO POR REDUTOR FALK, MODELO 2100YZX-2-B-32 E MOTOR GE DE 60 CV.	97.400	0,1762	17.170	2
23	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 1	-	DG1-RD-04	AERADOR FMC FILSAN Nº 04, ACIONADO POR REDUTOR FALK, MODELO 2100YZX-2-B-32 E MOTOR GE DE 60 CV.	97.400	0,1762	17.170	2
24	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 2	-	DG2-RD-05	AERADOR Nº 05, ACIONADO POR REDUTOR SAUER E MOTOR EBERLE DE 50 CV.	77.900	0,1724	13.430	2
25	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 2	-	DG2-RD-06	AERADOR Nº 06, ACIONADO POR REDUTOR SAUER E MOTOR EBERLE DE 50 CV.	77.900	0,1724	13.430	2
26	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 2	-	DG2-RD-07	AERADOR Nº 07, ACIONADO POR REDUTOR SAUER E MOTOR EBERLE DE 50 CV.	77.900	0,1724	13.430	2
27	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 2	-	DG2-RD-08	AERADOR Nº 08, ACIONADO POR REDUTOR SAUER E MOTOR EBERLE DE 50 CV.	77.900	0,1724	13.430	2
28	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 3	-	DG3-RD-01	AERADOR Nº 01, ACIONADO POR REDUTOR HANSEN, MODELO NG36AN31,5 E MOTOR EBERLE DE 100 CV, 1180 RPM.	125.000	0,1724	21.550	2
29	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 3	-	DG3-RD-02	AERADOR Nº 02, ACIONADO POR REDUTOR HANSEN, MODELO NG36AN31,5 E MOTOR EBERLE DE 100 CV, 1180 RPM.	125.000	0,1724	21.550	2
30	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 3	-	DG3-RD-03	AERADOR Nº 03, ACIONADO POR REDUTOR HANSEN, MODELO NG36AN31,5 E MOTOR EBERLE DE 100 CV, 1180 RPM.	125.000	0,1724	21.550	2
31	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 3	-	DG3-RD-04	AERADOR Nº 04, ACIONADO POR REDUTOR HANSEN, MODELO NG36AN31,5 E MOTOR EBERLE DE 100 CV, 1180 RPM.	125.000	0,1724	21.550	2
32	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 3	-	DG3-RD-05	AERADOR Nº 05, ACIONADO POR REDUTOR HANSEN, MODELO NG36AN31,5 E MOTOR EBERLE DE 100 CV, 1180 RPM.	125.000	0,1724	21.550	2
33	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 3	-	DG3-RD-06	AERADOR Nº 06, ACIONADO POR REDUTOR HANSEN, MODELO NG36AN31,5 E MOTOR EBERLE DE 100 CV, 1180 RPM.	125.000	0,1724	21.550	2
34	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 3	-	DG3-RD-07	AERADOR Nº 07, ACIONADO POR REDUTOR HANSEN, MODELO NG36AN31,5 E MOTOR EBERLE DE 100 CV, 1180 RPM.	125.000	0,1724	21.550	2
35	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 3	-	DG3-RD-08	AERADOR Nº 08, ACIONADO POR REDUTOR HANSEN, MODELO NG36AN31,5 E MOTOR EBERLE DE 100 CV, 1180 RPM.	125.000	0,1724	21.550	2
36	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 3	-	DG3-RD-09	AERADOR Nº 09, ACIONADO POR REDUTOR HANSEN, MODELO NG36AN31,5 E MOTOR EBERLE DE 100 CV, 1180 RPM.	125.000	0,1724	21.550	2
37	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DG13 - DIGESTOR AERÓBICO 3	-	DG3-RD-10	AERADOR Nº 10, ACIONADO POR REDUTOR HANSEN, MODELO NG36AN31,5 E MOTOR EBERLE DE 100 CV, 1180 RPM.	125.000	0,1724	21.550	2
38	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DP12 - ESPESSADORES 4 E 5	-	ESP4	ESPESSADOR DE LODO Nº 4, ACIONADO POR REDUTOR SEW, MODELO KA90R60DZ80M4 E MOTOR ELETRICO SEW, MODELO DZ80N4, INCLUINDO PONTE PARA ACESSO.	345.100	0,1724	59.500	2
39	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DP12 - ESPESSADORES 4 E 5	-	ESP5	ESPESSADOR DE LODO Nº 5, ACIONADO POR REDUTOR SEW, MODELO KA90R60DZ80M4 E MOTOR ELETRICO SEW, MODELO DZ80N4, INCLUINDO PONTE PARA ACESSO.	345.100	0,1724	59.500	2
40	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	-	CALIBRADOR ACUSTICO BRUEL & KJAER, MODELO 421, Nº 1944809.	3.800	0,1724	660	2

41	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	-	DINAMOMETRO BAGAREL PARA PESAR EXTINTORES, Nº 12226, CAPACIDADE 50 KG.	2.600	0,1724	450	2
42	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	-	DOSIMETRO DE RUIDO BRUEL & KJAER, MODELO 4436, Nº 1945698.	770	0,1724	140	2
43	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	-	LUXIMETRO DIGITAL HAGNER, MODELO EC1, Nº 6826.	230	0,1724	40	2
44	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	-	MEDIDOR DE NIVEL SONORO BRUEL & KJAER, MODELO 2236C, Nº 2015658.	5.400	0,1724	940	2
45	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	-	MONITOR DE CARGA TERMICA QUEST, MODELO QUESTEMP 15, Nº KL7010015, CAPACIDADE 10 A 50 ºC.	12.300	0,1724	2.130	2
46	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	-	MONITOR DE OXIGENIO RIKEN KEIKI, MODELO OX-82, Nº 23130044.	1.200	0,1724	210	2
47	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	-	MONITOR DE OXIGENIO RIKEN KEIKI, MODELO OX-82, Nº 711070010.	1.200	0,1724	210	2
48	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	XI-DRV-01	EXPLOSIMETRO MSA, MODELO 2A, Nº 9010603.	1.300	0,1724	230	2
49	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	XI-DRV-02	EXPLOSIMETRO MSA, MODELO 2A, Nº 082387.	1.300	0,1724	230	2
50	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	XI-DRV-04	EXPLOSIMETRO RIKEN KEIKI, MODELO GP-236, Nº 7500110265.	1.300	0,1724	230	2
51	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DRV - SEGURANÇA INDUSTRIAL	-	XI-DRV-05	EXPLOSIMETRO RIKEN KEIKI, MODELO GP-226, Nº D570020019.	1.300	0,1724	230	2
52	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DS12 - DECANTADORES SECUNDÁRIOS 7 A 12	-	-	6 COMPORTAS PARA ALIMENTACAO DOS DECANTADORES SECUNDARIOS 10 A 12, INSTALADAS NA CDV-07.	140.700	0,1724	24.260	2
53	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DS12 - DECANTADORES SECUNDÁRIOS 7 A 12	-	-	6 COMPORTAS PARA ALIMENTACAO DOS DECANTADORES SECUNDARIOS 7 A 9, INSTALADAS NA CDV-08.	140.700	0,1724	24.260	2
54	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DS12 - DECANTADORES SECUNDÁRIOS 7 A 12	-	DS12-RP1-07 DS7-MRP-1A DS7-MRP-1B DS12-RD07-RP-1 DS12-RD07-RP-2	DECANTADOR SECUNDARIO Nº 07, ACIONADO POR REDUTOR E MOTOR ELETRICO, INCLUINDO PONTE METALICA PARA ACESSO E RASPADOR DE FUNDO.	276.700	0,1724	47.710	2
55	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DS12 - DECANTADORES SECUNDÁRIOS 7 A 12	-	DS12-RP1-08 DS8-MRP-1A DS8-MRP-1B DS12-RD08-RP-1 DS12-RD08-RP-2	DECANTADOR SECUNDARIO Nº 08, ACIONADO POR REDUTOR E MOTOR ELETRICO, INCLUINDO PONTE METALICA PARA ACESSO E RASPADOR DE FUNDO.	276.700	0,1724	47.710	2
56	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DS12 - DECANTADORES SECUNDÁRIOS 7 A 12	-	DS12-RP1-09 DS9-MRP-1A DS9-MRP-1B DS12-RD09-RP-1 DS12-RD09-RP-2	DECANTADOR SECUNDARIO Nº 09, ACIONADO POR REDUTOR E MOTOR ELETRICO, INCLUINDO PONTE METALICA PARA ACESSO E RASPADOR DE FUNDO.	276.700	0,1724	47.710	2
57	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DS12 - DECANTADORES SECUNDÁRIOS 7 A 12	-	DS12-RP1-10 DS10-MRP-1A DS10-MRP-1B DS12-RD10-RP-1 DS12-RD10-RP-2	DECANTADOR SECUNDARIO Nº 10, ACIONADO POR REDUTOR E MOTOR ELETRICO, INCLUINDO PONTE METALICA PARA ACESSO E RASPADOR DE FUNDO.	276.700	0,1724	47.710	2
58	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DS12 - DECANTADORES SECUNDÁRIOS 7 A 12	-	DS12-RP1-11 DS11-MRP-1A DS11-MRP-1B DS12-RD11-RP-1 DS12-RD11-RP-2	DECANTADOR SECUNDARIO Nº 11, ACIONADO POR REDUTOR E MOTOR ELETRICO, INCLUINDO PONTE METALICA PARA ACESSO E RASPADOR DE FUNDO.	276.700	0,1724	47.710	2
59	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DS12 - DECANTADORES SECUNDÁRIOS 7 A 12	-	DS12-RP1-12 DS12-MRP-1A DS12-MRP-1B DS12-RD12-RP-1 DS12-RD12-RP-2	DECANTADOR SECUNDARIO Nº 12, ACIONADO POR REDUTOR E MOTOR ELETRICO, INCLUINDO PONTE METALICA PARA ACESSO E RASPADOR DE FUNDO.	276.700	0,1724	47.710	2
60	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DS16 - DECANTADORES SECUNDÁRIOS 1 A 6	-	-	DECANTADOR SECUNDARIO Nº 1, VOLUME 2.570 M³, ACIONADO POR REDUTOR E MOTOR ELETRICO, INCLUINDO PONTE METALICA PARA ACESSO E RASPADOR DE FUNDO.	276.700	0,1724	47.710	2
61	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DS16 - DECANTADORES SECUNDÁRIOS 1 A 6	-	-	DECANTADOR SECUNDARIO Nº 2, VOLUME 2.570 M³, ACIONADO POR REDUTOR E MOTOR ELETRICO, INCLUINDO PONTE METALICA PARA ACESSO E RASPADOR DE FUNDO.	276.700	0,1724	47.710	2
62	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DS16 - DECANTADORES SECUNDÁRIOS 1 A 6	-	-	DECANTADOR SECUNDARIO Nº 3, VOLUME 2.570 M³, ACIONADO POR REDUTOR E MOTOR ELETRICO, INCLUINDO PONTE METALICA PARA ACESSO E RASPADOR DE FUNDO.	276.700	0,1724	47.710	2
63	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DS16 - DECANTADORES SECUNDÁRIOS 1 A 6	-	-	DECANTADOR SECUNDARIO Nº 4, VOLUME 2.570 M³, ACIONADO POR REDUTOR E MOTOR ELETRICO, INCLUINDO PONTE METALICA PARA ACESSO E RASPADOR DE FUNDO.	276.700	0,1724	47.710	2
64	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DS16 - DECANTADORES SECUNDÁRIOS 1 A 6	-	-	DECANTADOR SECUNDARIO Nº 5, VOLUME 2.570 M³, ACIONADO POR REDUTOR E MOTOR ELETRICO, INCLUINDO PONTE METALICA PARA ACESSO E RASPADOR DE FUNDO.	276.700	0,1724	47.710	2
65	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	DS16 - DECANTADORES SECUNDÁRIOS 1 A 6	-	-	DECANTADOR SECUNDARIO Nº 6 FILSAN, REFERENCIA ENC 3712, DIAMETRO 33 M, VAZAO 70 L/S, ANO 1990, VOLUME 4.310 M³, ACIONADO POR REDUTOR E MOTOR ELETRICO, INCLUINDO PONTE METALICA PARA ACESSO E RASPADOR DE FUNDO.	276.700	0,1724	47.710	2
66	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	-	MONOVIA COM TALHA ELETRICA, COMPIMENTO 28 M, CAPACIDADE 5 T.	91.400	0,1724	15.760	2
67	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	-	MONOVIA COM TALHA ELETRICA, COMPIMENTO 28 M, CAPACIDADE 5 T.	91.400	0,1724	15.760	2
68	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	-	UNIDADE TERMINAL REMOTA AUTOMIND.	7.800	0,1724	1.350	2
69	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	-	VALVULA TIPO "VENTOSA" BARBARA, REFERENCIA DN 200 SGB PN10 DA LINHA DE RECALQUE IMPAR (TAU IMPAR), DIAMETRO 200 MM.	4.100	0,1138	470	1
70	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	-	VALVULA TIPO "VENTOSA" BARBARA, REFERENCIA DN 200 SGB PN10 DA LINHA DE RECALQUE PAR (TAU PAR), DIAMETRO 200 MM.	4.100	0,1138	470	1
71	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-BB-01	BOMBA VERTICAL WORTHINGTON, MODELO 200L-20C, Nº 75697, VAZAO 750 L/S, 21,7 MCA, ACIONADA POR MOTOR GE DE 300 CV, 885 RPM.	2.340.000	0,1724	403.420	2
72	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-BB-02	BOMBA VERTICAL WORTHINGTON, MODELO 200L-20C, Nº 75695, VAZAO 750 L/S, 21,7 MCA, ACIONADA POR MOTOR GE DE 300 CV, 885 RPM.	2.340.000	0,1724	403.420	2
73	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-BB-03	BOMBA VERTICAL WORTHINGTON, MODELO 200L-20C, Nº 75693, VAZAO 750 L/S, 21,7 MCA, ACIONADA POR MOTOR GE DE 300 CV, 885 RPM.	2.340.000	0,1724	403.420	2
74	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-BB-04	BOMBA VERTICAL WORTHINGTON, MODELO 200L-20C, Nº 75692, VAZAO 750 L/S, 21,7 MCA, ACIONADA POR MOTOR GE DE 300 CV, 885 RPM.	2.340.000	0,1724	403.420	2
75	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-BB-05	BOMBA VERTICAL WORTHINGTON, MODELO 200L-20C, Nº 75696, VAZAO 750 L/S, 21,7 MCA, ACIONADA POR MOTOR GE DE 300 CV, 885 RPM.	2.340.000	0,1724	403.420	2
76	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-BB-06	BOMBA VERTICAL WORTHINGTON, MODELO 200L-20C, Nº 75694, VAZAO 750 L/S, 21,7 MCA, ACIONADA POR MOTOR GE DE 300 CV, 885 RPM.	2.340.000	0,1724	403.420	2
77	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-BB-07	BOMBA VERTICAL WORTHINGTON, MODELO 120L-147, Nº 34417.01.01, VAZAO 900 M³/H, 19,9 MCA, ACIONADA POR MOTOR GE DE 100 CV, 1190 RPM.	218.100	0,1724	37.610	2
78	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-BB-08	BOMBA VERTICAL WORTHINGTON, MODELO 120L-147, VAZAO 900 M³/H, 19,9 MCA, ACIONADA POR MOTOR GE DE 100 CV, 1190 RPM.	218.100	0,1724	37.610	2
79	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-PR-01	PONTE ROLANTE DUOVIGA MOVICARGA, CAPACIDADE 15 T, VAO 12 M, ALTURA DE ELEVACAO 4 M, Nº 2071.	345.000	0,1724	59.480	2
80	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VB-01	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 1.	7.800	0,1138	890	1

81	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VB-02	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 2.	7.800	0,1138	890	1
82	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VB-03	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 3.	7.800	0,1138	890	1
83	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VB-04	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 4.	7.800	0,1138	890	1
84	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VB-05	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 5.	7.800	0,1138	890	1
85	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VB-06	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 6.	7.800	0,1138	890	1
86	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VB-07	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 7.	7.800	0,1138	890	1
87	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VB-08	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 8.	7.800	0,1138	890	1
88	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-01	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 1.	19.900	0,1138	2.270	1
89	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-02	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 2.	19.900	0,1138	2.270	1
90	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-03	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 3.	19.900	0,1138	2.270	1
91	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-04	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 4.	19.900	0,1138	2.270	1
92	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-05	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 5.	19.900	0,1138	2.270	1
93	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-06	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 6.	19.900	0,1138	2.270	1
94	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-07	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 7.	19.900	0,1138	2.270	1
95	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-08	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 8.	19.900	0,1138	2.270	1
96	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-09	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DO TANQUE (TAU PAR), DIAMETRO 1000 MM.	25.600	0,1138	2.920	1
97	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECB- ELEVATÓRIA DO COMPLEXO BÁSICO	-	ECB-VR-10	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DO TANQUE (TAU IMPAR), DIAMETRO 1000 MM.	25.600	0,1138	2.920	1
98	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	-	UNIDADE TERMINAL REMOTA AUTOMIND.	7.800	0,1724	1.350	2
99	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-BB-01	BOMBA VERTICAL, FAB: FLOWSERVE; MOD: 20QL20A	459.800	0,8517	391.620	11
100	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-BB-02	BOMBA VERTICAL, FAB: FLOWSERVE; MOD: 20QL20A	459.800	0,8517	391.620	11
101	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-BB-03	BOMBA VERTICAL, FAB: FLOWSERVE; MOD: 20QL20A	459.800	0,8517	391.620	11
102	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-BB-04	BOMBA VERTICAL, FAB: FLOWSERVE; MOD: 20QL20C	333.300	0,9532	317.710	13
103	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-BB-05	BOMBA VERTICAL, FAB: FLOWSERVE; MOD: 20QL20C	333.300	0,9532	317.710	13
104	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-PR-01	PONTE ROLANTE MOVICARGA, CAPACIDADE 10 T, VAO 9 M, ALTURA DE ELEVACAO 6 M.	290.300	0,1724	50.050	2
105	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VB-01	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 1, DIAMETRO 600 MM.	7.800	0,1138	890	1
106	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VB-02	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 2, DIAMETRO 600 MM.	7.800	0,1138	890	1
107	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VB-03	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 3, DIAMETRO 600 MM.	7.800	0,1138	890	1
108	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VB-04	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 4, DIAMETRO 600 MM.	7.800	0,1138	890	1
109	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VB-05	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 5, DIAMETRO 600 MM.	7.800	0,1138	890	1
110	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VR-01	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 1, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
111	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VR-02	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 2, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
112	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VR-03	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 3, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
113	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VR-04	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 4, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
114	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VR-05	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 5, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
115	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ECO - ELEVATÓRIA DO COBRE	-	ECO-VR-06	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DO TANQUE, DIAMETRO 750 MM.	22.800	0,1138	2.600	1
116	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	3 VALVULAS DE RETENCAO NA TUBULACAO DA BOMBA 1, DIAMETRO 600 MM.	59.700	0,1138	6.800	1
117	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	3 VALVULAS DE RETENCAO NA TUBULACAO DA BOMBA 2, DIAMETRO 600 MM.	59.700	0,1138	6.800	1
118	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	3 VALVULAS DE RETENCAO NA TUBULACAO DA BOMBA 3, DIAMETRO 600 MM.	59.700	0,1138	6.800	1
119	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	3 VALVULAS DE RETENCAO NA TUBULACAO DA BOMBA 4, DIAMETRO 600 MM.	59.700	0,1138	6.800	1
120	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	BOMBA SUBMERSIVEL PARA RECALQUE DE LIQUIDO DE VAZAMENTO DAS GAXETAS DAS BOMBAS.	3.300	0,1724	570	2
121	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	CARRETA DE ESPUMA PARA O SISTEMA DE INCENDIO RESMAT PARSCH, MODELO PL 350, CAPACIDADE 130 L, DOSAGEM 6%, PRESSAO 125 PSI, 378 LPM.	99.900	0,1724	17.230	2
122	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	CONJUNTO CLASSIFICADOR DE ESPUMA, COMPOSTO POR UMA BOMBA TIPO "PARAFUSO", ACIONADA POR MOTOR E REDUTOR.	23.100	0,1724	3.990	2
123	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	CROMATOGRAFO PORTATIL PHOTOVAC, MODELO VOYAGER.	138.900	0,1724	23.950	2
124	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA DE RETENCAO PARA INTERLIGACAO DA BOMBA Nº 1 ATE A LINHA NOVA DE RECALQUE, REFERENCIA CMB 600, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
125	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA DE RETENCAO PARA INTERLIGACAO DA BOMBA Nº 2 ATE A LINHA NOVA DE RECALQUE, REFERENCIA CMB 600, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
126	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA DE RETENCAO PARA INTERLIGACAO DA BOMBA Nº 3 ATE A LINHA NOVA DE RECALQUE, REFERENCIA CMB 600, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
127	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA DE RETENCAO PARA INTERLIGACAO DA BOMBA Nº 4 ATE A LINHA NOVA DE RECALQUE, REFERENCIA CMB 600, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
128	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA DE RETENCAO PARA INTERLIGACAO DA BOMBA Nº 5 ATE A LINHA NOVA DE RECALQUE, REFERENCIA CMB 600, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
129	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA TIPO GAVETA DA TUBULACAO DE SAIDA DA BOMBA 1, DIAMETRO 600 MM.	13.200	0,1138	1.510	1
130	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA TIPO GAVETA DA TUBULACAO DE SAIDA DA BOMBA 2, DIAMETRO 600 MM.	13.200	0,1138	1.510	1
131	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA TIPO GAVETA DA TUBULACAO DE SAIDA DA BOMBA 3, DIAMETRO 600 MM.	13.200	0,1138	1.510	1
132	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA TIPO GAVETA DA TUBULACAO DE SAIDA DA BOMBA 4, DIAMETRO 600 MM.	13.200	0,1138	1.510	1
133	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA TIPO GAVETA DA TUBULACAO PARA A CAIXA A, DIAMETRO 600 MM.	13.200	0,1138	1.510	1
134	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA TIPO GAVETA DA TUBULACAO PARA A CAIXA B, DIAMETRO 600 MM.	13.200	0,1138	1.510	1
135	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA TIPO GAVETA DO BARRILETE DE SUCCAO DA CAIXA A, DIAMETRO 600 MM.	13.200	0,1138	1.510	1
136	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA TIPO GAVETA DO BARRILETE DE SUCCAO DA CAIXA B, DIAMETRO 600 MM.	13.200	0,1138	1.510	1
137	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA TIPO GAVETA GERAL DA LINHA VELHA DE RECALQUE, DIAMETRO 600 MM.	13.200	0,1138	1.510	1
138	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA TIPO GAVETA PARA INTERLIGACAO DA BOMBA Nº 1 ATE A LINHA NOVA DE RECALQUE, REFERENCIA ROF-MOPN 16, DIAMETRO 600 MM.	13.200	0,1138	1.510	1
139	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA TIPO GAVETA PARA INTERLIGACAO DA BOMBA Nº 2 ATE A LINHA NOVA DE RECALQUE, REFERENCIA ROF-MOPN 16, DIAMETRO 600 MM.	13.200	0,1138	1.510	1

140	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA TIPO GAVETA PARA INTERLIGACAO DA BOMBA Nº 3 ATE A LINHA NOVA DE RECALQUE, REFERENCIA ROF-MOPN 16, DIAMETRO 600 MM.	13.200	0,1138	1.510	1
141	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA TIPO GAVETA PARA INTERLIGACAO DA BOMBA Nº 4 ATE A LINHA NOVA DE RECALQUE, REFERENCIA ROF-MOPN 16, DIAMETRO 600 MM.	13.200	0,1138	1.510	1
142	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	-	VALVULA TIPO GAVETA PARA INTERLIGACAO DA BOMBA Nº 5 ATE A LINHA NOVA DE RECALQUE, REFERENCIA ROF-MOPN 16, DIAMETRO 600 MM.	13.200	0,1138	1.510	1
143	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-GG01	GRUPO GERADOR STEMAC, MODELO: C350-D6-4, COM MOTOR DIESEL, POTENCIA 450 KVA, 380 V	220.400	0,7780	171.480	12
144	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-GG02	GRUPO GERADOR STEMAC, MODELO: C350-D6-4, COM MOTOR DIESEL, POTENCIA 450 KVA, 380 V	220.400	0,7780	171.480	12
145	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-GG03	GRUPO GERADOR STEMAC, MODELO: C350-D6-4, COM MOTOR DIESEL, POTENCIA 450 KVA, 380 V	220.400	0,7780	171.480	12
146	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-MBC-01	BOMBA VERTICAL WORTHINGTON, MODELO 14-MNHV, CAPACIDADE 438 STG, 30 MCA, ACIONADA POR MOTOR WEG DE 250 CV, 890 RPM.	308.900	0,1724	53.260	2
147	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-MBC-02	BOMBA VERTICAL WORTHINGTON, MODELO 14-MNHV, CAPACIDADE 438 STG, 30 MCA, ACIONADA POR MOTOR WEG DE 250 CV, 890 RPM.	308.900	0,1724	53.260	2
148	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-MBC-03	BOMBA VERTICAL WORTHINGTON, MODELO 14-MNHV, CAPACIDADE 438 STG, 30 MCA, ACIONADA POR MOTOR WEG DE 250 CV, 890 RPM.	308.900	0,1724	53.260	2
149	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-MBC-04	BOMBA VERTICAL WORTHINGTON, MODELO 14-MNHV, CAPACIDADE 438 STG, 30 MCA. ACIONADA POR MOTOR WEG DE 250 CV. 890 RPM.	308.900	0,1724	53.260	2
150	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-MBC-05	BOMBA VERTICAL WORTHINGTON, MODELO 14-MNHV, CAPACIDADE 438 STG, 30 MCA. ACIONADA POR MOTOR WEG DE 250 CV. 890 RPM.	308.900	0,1724	53.260	2
151	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-BC-08	BOMBA SUBMERSIVEL DE RECALQUE DE ESPUMA.	3.300	0,1724	570	2
152	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-BC-09	BOMBA SUBMERSIVEL PARA RETORNO DE LIQUIDO DA BACIA DE EMERGENCIA PARA O SISTEMA DE BOMBEAMENTO.	3.300	0,1724	570	2
153	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-BC-09	BOMBA SUBMERSIVEL PARA RETORNO DE LIQUIDO DA BACIA DE EMERGENCIA PARA O SISTEMA DE BOMBEAMENTO.	3.300	0,1724	570	2
154	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-BC-11	BOMBA CENTRIFUGA PARA INCENDIO HERO, VAZAO 113 M³/H, 105 MCA, ACIONADA POR MOTOR WEG CD 100 CV, 3560 RPM.	42.700	0,1724	7.370	2
155	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-ES-01	ESTEIRA TRANSPORTADORA "A" FILSAN, REFERENCIA ENC 4088/92, LARGURA 400 MM, COMPRIMENTO 2700 MM, VELOCIDADE 20 M/MIN, ANO 1993, ACIONADA POR MOTOR E REDUTOR.	28.900	0,1171	3.390	1
156	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-ES-02	ESTEIRA TRANSPORTADORA "B" FILSAN, REFERENCIA ENC 4088/92, LARGURA 400 MM, COMPRIMENTO 2700 MM, VELOCIDADE 20 M/MIN, ANO 1993, ACIONADA POR MOTOR E REDUTOR.	28.900	0,1171	3.390	1
157	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	GEMAN	-	EE10-GE-01	GRUPO GERADOR STEMAC, Nº ST 440076391, POTENCIA 400/440 KVA, ANO 1991, ACIONADO POR MOTOR A DIESEL CUMMINS, INCLUINDO PAINEL DE SINCRONISMO.	278.800	0,1148	32.010	1
158	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	GEMAN	-	EE10-GE-02	GRUPO GERADOR STEMAC, Nº ST 440076491, POTENCIA 400/440 KVA, ANO 1991, ACIONADO POR MOTOR A DIESEL CUMMINS, INCLUINDO PAINEL DE SINCRONISMO.	278.800	0,1148	32.010	1
159	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	GEMAN	-	EE10-GE-03	GRUPO GERADOR STEMAC, Nº ST 440076291, POTENCIA 400/440 KVA, ANO 1991, ACIONADO POR MOTOR A DIESEL CUMMINS, INCLUINDO PAINEL DE SINCRONISMO.	278.800	0,1148	32.010	1
160	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-PC-01	PARAFUSO CLASSIFICADOR DE AREIA FILSAN, TIPO SW 18", CAPACIDADE 50 M³/H, INCLINACAO 30 º, Nº 93-MAR-01, ANO 1993, ACIONADO POR MOTOR E REDUTOR.	115.300	0,1171	13.510	1
161	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-PC-02	PARAFUSO CLASSIFICADOR DE AREIA FILSAN, TIPO SW 18", CAPACIDADE 50 M³/H, INCLINACAO 30 º, Nº 93-MAR-02, ANO 1993, ACIONADO POR MOTOR E REDUTOR.	115.300	0,1171	13.510	1
162	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-PR-01	PONTE ROLANTE KOCH, CAPACIDADE 2,5 T.	68.800	0,1724	11.870	2
163	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-VG-01	VALVULA TIPO GAVETA KLAVAL PARA INTERLIGACAO DA BOMBA Nº 1 ATE A LINHA VELHA DE RECALQUE. CLASSE 150. DIAMETRO 24".	13.200	0,1138	1.510	1
164	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-VG-02	VALVULA TIPO GAVETA KLAVAL PARA INTERLIGACAO DA BOMBA Nº 2 ATE A LINHA VELHA DE RECALQUE, CLASSE 150, DIAMETRO 24".	13.200	0,1138	1.510	1
165	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-VG-03	VALVULA TIPO GAVETA KLAVAL PARA INTERLIGACAO DA BOMBA Nº 3 ATE A LINHA VELHA DE RECALQUE, CLASSE 150, DIAMETRO 24".	13.200	0,1138	1.510	1
166	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-VG-04	VALVULA TIPO GAVETA KLAVAL PARA INTERLIGACAO DA BOMBA Nº 4 ATE A LINHA VELHA DE RECALQUE, CLASSE 150, DIAMETRO 24".	13.200	0,1138	1.510	1
167	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-VG-05	VALVULA TIPO GAVETA KLAVAL PARA INTERLIGACAO DA BOMBA Nº 5 ATE A LINHA VELHA DE RECALQUE, CLASSE 150, DIAMETRO 24".	13.200	0,1138	1.510	1
168	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-VR-01	VALVULA DE RETENCAO PARA INTERLIGACAO DA BOMBA Nº 1 ATE A LINHA VELHA DE RECALQUE, REFERENCIA CMB 600, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
169	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-VR-02	VALVULA DE RETENCAO PARA INTERLIGACAO DA BOMBA Nº 2 ATE A LINHA VELHA DE RECALQUE, REFERENCIA CMB 600, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
170	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-VR-03	VALVULA DE RETENCAO PARA INTERLIGACAO DA BOMBA Nº 3 ATE A LINHA VELHA DE RECALQUE, REFERENCIA CMB 600, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
171	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-VR-04	VALVULA DE RETENCAO PARA INTERLIGACAO DA BOMBA Nº 4 ATE A LINHA VELHA DE RECALQUE, REFERENCIA CMB 600, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
172	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE10 ELEVATÓRIA IMBASSAÍ	-	EE10-VR-05	VALVULA DE RETENCAO PARA INTERLIGACAO DA BOMBA Nº 5 ATE A LINHA VELHA DE RECALQUE, REFERENCIA CMB 600, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
173	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE5 - ELEVATÓRIA JOANES	-	-	BOMBA SUBMERSIVEL PARA RECALQUE DE LIQUIDO DE VAZAMENTO DAS GAXETAS DAS BOMBAS.	3.300	0,1724	570	2
174	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE5 - ELEVATÓRIA JOANES	-	-	VALVULA ANTI GOLPE DE ARIETE KLAVAL, DIAMETRO 200 MM, Nº AF 2010, PRESSAO DE ABERTURA 70 MCA, ANO 1988.	4.100	0,1138	470	1
175	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE5 - ELEVATÓRIA JOANES	-	EE5-BC-01	BOMBA CENTRIFUGA SCANPUMP, MODELO NA 200/150-40, Nº SN-1213, VAZAO 400 M³/H, 67 MCA, ACIONADA POR MOTOR WEG DE 175 CV, 1785 RPM.	1.040.000	0,1724	179.300	2
176	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE5 - ELEVATÓRIA JOANES	-	EE5-BC-02	BOMBA CENTRIFUGA SCANPUMP, MODELO NA 200/150-40, Nº SN-1215, VAZAO 400 M³/H, 67 MCA, ACIONADA POR MOTOR WEG DE 175 CV, 1785 RPM.	1.040.000	0,1724	179.300	2
177	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE5 - ELEVATÓRIA JOANES	-	EE5-BC-03	BOMBA CENTRIFUGA SCANPUMP, MODELO NA 200/150-40, Nº SN-1216, VAZAO 400 M³/H, 67 MCA, ACIONADA POR MOTOR WEG DE 175 CV, 1785 RPM.	1.040.000	0,1724	179.300	2
178	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE5 - ELEVATÓRIA JOANES	-	EE5-GG-01	GRUPO GERADOR NEGRINI, TIPO ATX, MODELO 40/39, Nº 24872, POTENCIA 375 KVA, ANO 1984, ACIONADO POR MOTOR A DIESEL CUMMINS.	260.200	0,1640	42.680	2
179	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EE5 - ELEVATÓRIA JOANES	-	EE5-PR-01	PONTE ROLANTE, CAPACIDADE 3 T, VAO 8 M, ALTURA DE ELEVACAO 6 M.	89.500	0,1724	15.430	2
180	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	BOMBA SUBMERSIVEL PARA RECALQUE DE LIQUIDO DE VAZAMENTO DAS GAXETAS DAS BOMBAS.	3.300	0,1724	570	2
181	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	COMPRESSOR DE AR SCHULZ.	9.700	0,1724	1.680	2
182	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	GRUPO GERADOR CUMMINS, MODELO GENSET 500DFED, Nº I960617400, SPEC 83647B, POTENCIA 375 KVA, ACIONADO POR MOTOR A DIESEL, INCLUINDO PAINEL DE SINCRONISMO.	260.200	0,1724	44.860	2
183	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	UNIDADE TERMINAL REMOTA AUTOMIND.	99.900	0,1724	17.230	2

184	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	VALVULA TIPO BORBOLETA MOTORIZADA DE SAIDA DO BARRILETE KLAVAL, Nº 504.P, ANO 1981, DIAMETRO 800 MM, ACIONADA POR MOTOR WEG DE 1,5 CV.	15.700	0,1138	1.790	1
185	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	VALVULA TIPO BORBOLETA PARA CONTROLE DE VAZAO DA TUBULACAO DE SAIDA DA BOMBA 3, DIAMETRO 1000 MM.	10.600	0,1138	1.210	1
186	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	VALVULA TIPO BORBOLETA PARA CONTROLE DE VAZAO DA TUBULACAO DE SAIDA DA BOMBA 4, DIAMETRO 1000 MM.	10.600	0,1138	1.210	1
187	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	VALVULA TIPO GAVETA PARA CONTROLE DE VAZAO DA TUBULACAO DE SAIDA DA BOMBA 1, DIAMETRO 1000 MM.	18.000	0,1138	2.050	1
188	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	VALVULA TIPO GAVETA PARA CONTROLE DE VAZAO DA TUBULACAO DE SAIDA DA BOMBA 2, DIAMETRO 1000 MM.	18.000	0,1138	2.050	1
189	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	VALVULA TIPO GAVETA PARA CONTROLE DE VAZAO DAS LINHAS DE RECALQUE, DIAMETRO 1000 MM.	18.000	0,1138	2.050	1
190	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	VALVULA TIPO GAVETA PARA CONTROLE DE VAZAO DAS LINHAS DE RECALQUE, DIAMETRO 1000 MM.	18.000	0,1138	2.050	1
191	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	VALVULA TIPO GAVETA PARA CONTROLE DE VAZAO DAS LINHAS DE RECALQUE, DIAMETRO 1000 MM.	18.000	0,1138	2.050	1
192	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	-	VALVULA TIPO GAVETA PARA CONTROLE DE VAZAO DAS LINHAS DE RECALQUE, DIAMETRO 1000 MM.	18.000	0,1138	2.050	1
193	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-BB-01	BOMBA VERTICAL WORTHINGTON, MODELO 20MN V30, VAZAO 2860 M^3/H, 22 MCA, ACIONADA POR MOTOR WEG DE 350 CV.	2.340.000	0,1724	403.420	2
194	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-BB-01	BOMBA VERTICAL WORTHINGTON, MODELO 20MN V30, VAZAO 2860 M^3/H, 22 MCA. ACIONADA POR MOTOR WEG DE 350 CV.	2.340.000	0,1724	403.420	2
195	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-BB-03	BOMBA VERTICAL WORTHINGTON, MODELO 20MN V30, Nº 33038.01.01, VAZAO 2860 M^3/H. 22 MCA. ACIONADA POR MOTOR WEG DE 350 CV.	2.340.000	0,1724	403.420	2
196	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-BB-04	BOMBA VERTICAL WORTHINGTON, MODELO 20MN V30, Nº 33038.01.02, VAZAO 2860 M^3/H. 22 MCA. ACIONADA POR MOTOR WEG DE 350 CV.	2.340.000	0,1724	403.420	2
197	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-CAR-01	COMPRESSOR DE AR DRESSER, MODELO W30/60SD, Nº 56367.	15.400	0,1724	2.660	2
198	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-PR-01	PONTE ROLANTE, CAPACIDADE 2,5 TVAO 8 M, ALTURA DE ELEVACAO 5 M	68.800	0,1724	11.870	2
199	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-PR-02	PONTE ROLANTE, CAPACIDADE 2,5 TVAO 8 M, ALTURA DE ELEVACAO 5 M	68.800	0,1724	11.870	2
200	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-SV-001	VALVULA ANTI GOLPE DE ARIETE ARAMFARPA DA TUBULACAO DA BOMBA 1, Nº 27D, REFERENCIA D.72, DIAMETRO 900 MM, PRESSAO DE ABERTURA 3.0.	4.100	0,1138	470	1
201	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-SV-002	VALVULA ANTI GOLPE DE ARIETE ARAMFARPA DA TUBULACAO DA BOMBA 2, Nº 27D, REFERENCIA D.72, DIAMETRO 900 MM, PRESSAO DE ABERTURA 3.0.	4.100	0,1138	470	1
202	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-SV-003	VALVULA ANTI GOLPE DE ARIETE ARAMFARPA DA TUBULACAO DA BOMBA 3, Nº 27D, REFERENCIA D.72, DIAMETRO 900 MM, PRESSAO DE ABERTURA 3.0.	4.100	0,1138	470	1
203	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-SV-004	VALVULA ANTI GOLPE DE ARIETE ARAMFARPA DA TUBULACAO DA BOMBA 4, Nº 27D, REFERENCIA D.72, DIAMETRO 900 MM, PRESSAO DE ABERTURA 3.0.	4.100	0,1138	470	1
204	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-VB-01	VALVULA TIPO BORBOLETA DA TUBULACAO DA BOMBA 1, DIAMETRO 900 MM.	9.900	0,1138	1.130	1
205	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-VB-02	VALVULA TIPO BORBOLETA DA TUBULACAO DA BOMBA 2, DIAMETRO 900 MM.	9.900	0,1138	1.130	1
206	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-VB-03	VALVULA TIPO BORBOLETA DA TUBULACAO DA BOMBA 3, DIAMETRO 900 MM.	9.900	0,1138	1.130	1
207	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-VB-04	VALVULA TIPO BORBOLETA DA TUBULACAO DA BOMBA 4, DIAMETRO 900 MM.	9.900	0,1138	1.130	1
208	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-VR-01	VALVULA DE RETENCAO DA TUBULACAO DA BOMBA 1, DIAMETRO 900 MM.	25.400	0,1138	2.900	1
209	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-VR-02	VALVULA DE RETENCAO DA TUBULACAO DA BOMBA 2, DIAMETRO 900 MM.	25.400	0,1138	2.900	1
210	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-VR-03	VALVULA DE RETENCAO DA TUBULACAO DA BOMBA 3, DIAMETRO 900 MM.	25.400	0,1138	2.900	1
211	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA	-	EEF-VR-04	VALVULA DE RETENCAO DA TUBULACAO DA BOMBA 4, DIAMETRO 900 MM.	25.400	0,1138	2.900	1
212	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA - BACIA DE EMERGÊNCIA	-	EEF-BS-02	BOMBA SUBMERSIVEL DE RETORNO DE LIQUIDO DA BACIA DE TERRA PARA O SISTEMA DE BOMBEAMENTO (PV-63-B).	3.300	0,1724	570	2
213	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA - BACIA DE EMERGÊNCIA	-	EEF-BS-03	BOMBA SUBMERSIVEL DE RETORNO DE LIQUIDO DA BACIA DE CONCRETO ARMADO PARA O SISTEMA DE BOMBEAMENTO (PV-63-B).	3.300	0,1724	570	2
214	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA - BACIA DE EMERGÊNCIA	-	EEF-BS-03	BOMBA SUBMERSIVEL DE RETORNO DE LIQUIDO DA BACIA DE CONCRETO ARMADO PARA O SISTEMA DE BOMBEAMENTO (PV-63-B).	3.300	0,1724	570	2
215	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EEF - ELEVATÓRIA ATLÂNTICA - BACIA DE EMERGÊNCIA	-	EEF-BS-03	BOMBA SUBMERSIVEL DE RETORNO DE LIQUIDO DA BACIA DE CONCRETO ARMADO PARA O SISTEMA DE BOMBEAMENTO (PV-63-B).	3.300	0,1724	570	2
216	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	-	BOMBA SUBMERSIVEL PARA RECALQUE DE LIQUIDO DE VAZAMENTO DAS GAXETAS DAS BOMBAS.	3.300	0,1724	570	2
217	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	-	BOMBA SUBMERSIVEL PARA RECALQUE DE LIQUIDO DE VAZAMENTO DAS GAXETAS DAS BOMBAS.	3.300	0,1724	570	2
218	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	-	UNIDADE TERMINAL REMOTA AUTOMIND.	99.900	0,1724	17.230	2
219	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	-	VALVULA DE SUCCAO PARA A LINHA DE TUBULACAO DA BOMBA 1, DIAMETRO 1000 MM.	10.600	0,1138	1.210	1
220	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	-	VALVULA DE SUCCAO PARA A LINHA DE TUBULACAO DA BOMBA 2, DIAMETRO 1000 MM.	10.600	0,1138	1.210	1
221	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	-	VALVULA DE SUCCAO PARA A LINHA DE TUBULACAO DA BOMBA 3, DIAMETRO 1000 MM.	10.600	0,1138	1.210	1
222	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	-	VALVULA DE SUCCAO PARA A LINHA DE TUBULACAO DA BOMBA 4, DIAMETRO 1000 MM.	10.600	0,1138	1.210	1
223	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-BB-01	BOMBA CETRIFUGA WORTHINGTON, MODELO 24 MN-33 "R", Nº 34586.01.02, VAZAO 3600 M^3/H, 34 MCA, ACIONADA POR MOTOR VILLARES DE 650 CV, 711 RPM.	1.870.000	0,1707	319.210	2
224	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-BB-02	BOMBA CETRIFUGA WORTHINGTON, MODELO 24 MN-33 "R", Nº 34586.01.04, VAZAO 3600 M^3/H, 34 MCA, ACIONADA POR MOTOR VILLARES DE 650 CV, 711 RPM.	1.870.000	0,1707	319.210	2
225	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-BB-03	BOMBA CETRIFUGA WORTHINGTON, MODELO 24 MN-33 "R", Nº 34586.01.01, VAZAO 3600 M^3/H, 34 MCA, ACIONADA POR MOTOR VILLARES DE 650 CV, 711 RPM.	1.870.000	0,1707	319.210	2
226	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-BB-04	BOMBA CETRIFUGA WORTHINGTON, MODELO 24 MN-33 "R", Nº 34586.01.03, VAZAO 3600 M^3/H, 34 MCA, ACIONADA POR MOTOR VILLARES DE 650 CV, 711 RPM.	1.870.000	0,1707	319.210	2
227	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-PR-01	PONTE ROLANTE DEMAG, CAPACIDADE 6,3 T, VAO 12 M, ALTURA DE ELEVACAO 6 M.	227.600	0,1724	39.240	2
228	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-VB-01	VALVULA TIPO BORBOLETA MOTORIZADA PARA A LINHA DE TUBULACAO DA BOMBA 1 MITTO, DIAMETRO 1000 MM, ACIONADA POR MOTOR WEG DE 4 CV, 1150 RPM.	14.500	0,1138	1.660	1

229	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-VB-02	VALVULA TIPO BORBOLETA MOTORIZADA PARA A LINHA DE TUBULACAO DA BOMBA 2 MITTO, DIAMETRO 1000 MM, ACIONADA POR MOTOR WEG DE 4 CV, 1150 RPM.	14.500	0,1138	1.660	1
230	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-VB-03	VALVULA TIPO BORBOLETA MOTORIZADA PARA A LINHA DE TUBULACAO DA BOMBA 3 MITTO, DIAMETRO 1000 MM, ACIONADA POR MOTOR WEG DE 4 CV, 1150 RPM.	14.500	0,1138	1.660	1
231	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-VB-04	VALVULA TIPO BORBOLETA MOTORIZADA PARA A LINHA DE TUBULACAO DA BOMBA 4 MITTO, DIAMETRO 1000 MM, ACIONADA POR MOTOR WEG DE 4 CV, 1150 RPM.	14.500	0,1138	1.660	1
232	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-VB-05	VALVULA TIPO BORBOLETA MOTORIZADA DE SAIDA DO BARRILETE DE RECALQUE DAS BOMBAS 1 E 2, DIAMETRO 1200 MM, ACIONADA POR MOTOR ELETRICO.	15.700	0,1138	1.790	1
233	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-VB-06	VALVULA TIPO BORBOLETA MOTORIZADA DE SAIDA DO BARRILETE DE RECALQUE DAS BOMBAS 3 E 4, DIAMETRO 1200 MM, ACIONADA POR MOTOR ELETRICO.	15.700	0,1138	1.790	1
234	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-VR-01	VALVULA DE RETENCAO PARA A LINHA DE TUBULACAO DA BOMBA 1, DIAMETRO 1000 MM.	25.600	0,1138	2.920	1
235	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-VR-02	VALVULA DE RETENCAO PARA A LINHA DE TUBULACAO DA BOMBA 2, DIAMETRO 1000 MM.	25.600	0,1138	2.920	1
236	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-VR-03	VALVULA DE RETENCAO PARA A LINHA DE TUBULACAO DA BOMBA 3, DIAMETRO 1000 MM.	25.600	0,1138	2.920	1
237	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EET - ELEVATÓRIA CAPIVARA	-	EET-VR-04	VALVULA DE RETENCAO PARA A LINHA DE TUBULACAO DA BOMBA 4, DIAMETRO 1000 MM.	25.600	0,1138	2.920	1
238	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELA 1 - ELEVATÓRIA DE LODO ATIVADO 1	-	-	BOMBA SUBMERSIVEL PARA RECALQUE DE MATERIAL SOBRENADANTE DOS DECANTADORES SECUNDARIOS 1 A 5 PARA A CX-1 DO LODO CENTRAL.	3.300	0,1724	570	2
239	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELA 1 - ELEVATÓRIA DE LODO ATIVADO 1	-	ELA1-BP-01 ELA1-RD-01 ELA1-MBLA-01	BOMBA CENTRIFUGA HORIZONTAL; FAB: FLOWSERVE; MOD: 8 QL 10	278.700	0,8517	237.370	11
240	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELA 1 - ELEVATÓRIA DE LODO ATIVADO 1	-	ELA1-BP-01 ELA1-RD-01 ELA1-MBLA-01	BOMBA CENTRIFUGA HORIZONTAL; FAB: FLOWSERVE; MOD: 8 QL 10	278.700	0,8517	237.370	11
241	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELA 1 - ELEVATÓRIA DE LODO ATIVADO 1	-	ELA1-BP-01 ELA1-RD-01 ELA1-MBLA-01	BOMBA TIPO "PARAFUSO" FILSAN, DIAMETRO DA HELICE 48", ACIONADA POR REDUTOR FALK, MODELO 2070Y2-S-25 E MOTOR WEG DE 40 CV, 1750 RPM.	147.600	0,1724	25.450	2
242	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELA 1 - ELEVATÓRIA DE LODO ATIVADO 1	-	ELA1-PR-01	PONTE ROLANTE, CAPACIDADE 5 T, VAO 7 M, ALTURA DE ELEVACAO 6 M.	183.800	0,1724	31.690	2
243	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELA 2 - ELEVATÓRIA DE LODO ATIVADO 2	-	ELA2-BB-01	BOMBA CENTRIFUGA WORTHINGTON, MODELO DBE 114, VAZAO 400 M³/H, ACIONADA POR MOTOR WEG DE 30 CV, 1750 RPM.	25.700	0,1724	4.440	2
244	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELA 2 - ELEVATÓRIA DE LODO ATIVADO 2	-	ELA2-BP-01 ELA2-RD-01 ELA2-MMT-01	BOMBA TIPO "PARAFUSO", ACIONADA POR REDUTOR TRANSMOTECNICA, MODELO AH 12-200 E MOTOR WEG DE 60 CV, 1750 RPM.	102.600	0,1724	17.690	2
245	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELA 2 - ELEVATÓRIA DE LODO ATIVADO 2	-	ELA2-BP-01 ELA2-RD-01 ELA2-MMT-01	BOMBA TIPO "PARAFUSO", ACIONADA POR REDUTOR TRANSMOTECNICA, MODELO AH 12-200 E MOTOR WEG DE 60 CV, 1750 RPM.	102.600	0,1724	17.690	2
246	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELA 2 - ELEVATÓRIA DE LODO ATIVADO 2	-	ELA2-BP-01 ELA2-RD-01 ELA2-MMT-01	BOMBA TIPO "PARAFUSO", ACIONADA POR REDUTOR TRANSMOTECNICA, MODELO AH 12-200 E MOTOR WEG DE 60 CV, 1750 RPM.	102.600	0,1724	17.690	2
247	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELA 3 - ELEVATÓRIA DE LODO ATIVADO 3	-	-	BOMBA PARA LUBRIFICACAO DAS GAXETAS, ACIONADA POR MOTOR ELETRICO DE 2 CV. 1720 RPM.	4.100	0,1724	710	2
248	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELA 3 - ELEVATÓRIA DE LODO ATIVADO 3	-	-	BOMBA PARA LUBRIFICACAO DAS GAXETAS, ACIONADA POR MOTOR ELETRICO DE 2 CV, 1720 RPM.	4.100	0,1724	710	2
249	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELA 3 - ELEVATÓRIA DE LODO ATIVADO 3	-	ELA3-BC-01	BOMBA CENTRIFUGA HORIZONTAL; FAB: SULZER; MOD: APP43-300-S	407.100	0,9532	388.050	13
250	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELA 3 - ELEVATÓRIA DE LODO ATIVADO 3	-	ELA3-BC-02	BOMBA CENTRIFUGA HORIZONTAL; FAB: SULZER; MOD: APP43-300-S	407.100	0,9532	388.050	13
251	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELA 3 - ELEVATÓRIA DE LODO ATIVADO 3	-	ELA3-BC-03	BOMBA CENTRIFUGA HORIZONTAL; FAB: SULZER; MOD: APP43-300-S	407.100	0,9532	388.050	13
252	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELA 3 - ELEVATÓRIA DE LODO ATIVADO 3	-	ELA3-BC-04	BOMBA CENTRIFUGA HORIZONTAL; FAB: SULZER; MOD: APP43-300-S	407.100	0,9532	388.050	13
253	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELA 3 - ELEVATÓRIA DE LODO ATIVADO 3	-	ELA3-BC-05	BOMBA CENTRIFUGA HORIZONTAL; FAB: SULZER; MOD: APP43-300-S	407.100	0,9532	388.050	13
254	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELA 3 - ELEVATÓRIA DE LODO ATIVADO 3	-	ELA3-BC-06	BOMBA CENTRIFUGA HORIZONTAL; FAB: SULZER; MOD: APP43-300-S	407.100	0,9532	388.050	13
255	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELA 3 - ELEVATÓRIA DE LODO ATIVADO 3	-	ELA3-VRG-01	VALVULA TIPO GAVETA BARBARA, DIAMETRO 800 MM.	9.300	0,1138	1.060	1
256	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELA 3 - ELEVATÓRIA DE LODO ATIVADO 3	-	ELA3-VRG-01	VALVULA TIPO GAVETA BARBARA, DIAMETRO 800 MM.	9.300	0,1138	1.060	1
257	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELA 3 - ELEVATÓRIA DE LODO ATIVADO 3	-	ELA3-VRG-01	VALVULA TIPO GAVETA BARBARA, DIAMETRO 800 MM.	9.300	0,1138	1.060	1
258	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ECO-PR-01	PONTE ROLANTE MOVICARGA, CAPACIDADE 10 T, VAO 9 M, ALTURA DE ELEVACAO 6 M.	290.300	0,1724	50.050	2
259	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ECO-VB-01	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 1, DIAMETRO 600 MM.	7.800	0,1138	890	1
260	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ECO-VB-02	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 2, DIAMETRO 600 MM.	7.800	0,1138	890	1
261	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ECO-VB-03	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 3, DIAMETRO 600 MM.	7.800	0,1138	890	1
262	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ECO-VB-04	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 4, DIAMETRO 600 MM.	7.800	0,1138	890	1
263	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ECO-VB-05	VALVULA BORBOLETA DA SAIDA DA TUBULACAO DA BOMBA 5, DIAMETRO 600 MM.	7.800	0,1138	890	1
264	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ECO-VR-01	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 1, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
265	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ECO-VR-02	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 2, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
266	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ECO-VR-03	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 3, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
267	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ECO-VR-04	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 4, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
268	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ECO-VR-05	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DA BOMBA 5, DIAMETRO 600 MM.	19.900	0,1138	2.270	1
269	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ELC-BC-05	BOMBA VERTICAL WORTHINGTON, MODELO 120L-147, Nº BX 75702, VAZAO 250 L/S, 20,3 MCA, ACIONADA POR MOTOR GE DE 100 CV, 1190 RPM.	1.400.000	0,1724	241.360	2
270	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ELC-BC-04	BOMBA VERTICAL WORTHINGTON, MODELO 120L-147, Nº BX 75701, VAZAO 250 L/S, 20,3 MCA, ACIONADA POR MOTOR GE DE 100 CV, 1190 RPM.	1.400.000	0,1724	241.360	2
271	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ELC-BC-03	BOMBA VERTICAL WORTHINGTON, MODELO 120L-147, Nº BX 75700, VAZAO 250 L/S, 20,3 MCA, ACIONADA POR MOTOR GE DE 100 CV, 1190 RPM.	1.400.000	0,1724	241.360	2
272	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ELC-BC-02	BOMBA VERTICAL WORTHINGTON, MODELO 80L-85, Nº BX 75704, VAZAO 50 L/S, 18,9 MCA, ACIONADA POR MOTOR GE DE 20 CV, 1770 RPM.	22.800	0,1724	3.940	2
273	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ELC-BC-01	BOMBA VERTICAL WORTHINGTON, MODELO 80L-85, Nº BX 75703, VAZAO 50 L/S, 18,9 MCA, ACIONADA POR MOTOR GE DE 20 CV, 1770 RPM.	22.800	0,1724	3.940	2
274	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELB- ELEVATÓRIA DO BANDEIRA	-	ELB-VR-06	VALVULA DE RETENCAO DA SAIDA DA TUBULACAO DO TANQUE, DIAMETRO 500 MM.	17.900	0,1138	2.040	1

275	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELC - ELEVATÓRIA DO LODO CENTRAL	-	-	BOMBA VERTICAL WORTHINGTON, MODELO GMFV-15, Nº BX 33070.01.01, VAZAO 302,5 M³/H, ACIONADA POR MOTOR GE.	125.000	0,1724	21.550	2
276	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELC - ELEVATÓRIA DO LODO CENTRAL	-	-	BOMBA VERTICAL WORTHINGTON, MODELO GMFV-15, VAZAO 302,5 M³/H, ACIONADA POR MOTOR GE.	125.000	0,1724	21.550	2
277	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELC - ELEVATÓRIA DO LODO CENTRAL	-	-	BOMBA VERTICAL WORTHINGTON, MODELO GMFV-15, VAZAO 302,5 M³/H, ACIONADA POR MOTOR GE.	125.000	0,1724	21.550	2
278	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELC - ELEVATÓRIA DO LODO CENTRAL	-	-	BOMBA VERTICAL WORTHINGTON, MODELO GMFV-15, VAZAO 302,5 M³/H, ACIONADA POR MOTOR GE.	125.000	0,1724	21.550	2
279	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELC - ELEVATÓRIA DO LODO CENTRAL	-	-	BOMBA VERTICAL WORTHINGTON, MODELO GMFV-15, VAZAO 302,5 M³/H, ACIONADA POR MOTOR GE.	125.000	0,1724	21.550	2
280	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELC - ELEVATÓRIA DO LODO CENTRAL	-	-	BOMBA VERTICAL WORTHINGTON, MODELO GMFV-15, VAZAO 302,5 M³/H, ACIONADA POR MOTOR GE.	125.000	0,1724	21.550	2
281	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELC - ELEVATÓRIA DO LODO CENTRAL	-	ELC-BS-01	BOMBA SUBMERSIVEL "POCO SECO" PARA RECALQUE DO LIQUIDO DE REFRIGERACAO DAS GAXETAS DAS BOMBAS DA ELC.	3.300	0,1724	570	2
282	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELEV. ATLÂNTICA	-	EEF-TR-01	TRANSFORMADOR TRIFASICO, WEG N. 843274958 POTENCIA: 1500 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 380	130.700	0,3651	47.720	5
283	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELEV. BANDEIRA	-	ELB-TR-01	TRANSFORMADOR TRIFASICO CEMEC, Nº 50848, POTENCIA 500 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1980.	89.800	0,1138	10.220	1
284	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELEV. BANDEIRA	-	ELB-TR-02	TRANSFORMADOR TRIFASICO CEMEC, Nº 50849, POTENCIA 500 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1980.	89.800	0,1138	10.220	1
285	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELEV. BANDEIRA	-	ELB-TR-AS	TRANSFORMADOR TRIFASICO, CEMEC N. POTENCIA: 15 KVA TENSAO DE ENTRADA: 13800 V TENSAO DE SAIDA: 380 V	4.300	0,3651	1.570	5
286	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELEV. CAPIVARA	-	EET-TR-01	TRANSFORMADOR TRIFASICO WEG, Nº 75470, POTENCIA 1500 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 4,16 KV, ANO 1991.	130.700	0,1138	14.880	1
287	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELEV. CAPIVARA	-	EET-TR-02	TRANSFORMADOR TRIFASICO WEG, Nº 75883, POTENCIA 1500 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 4,16 KV, ANO 1991.	130.700	0,1138	14.880	1
288	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELEV. CAPIVARA	-	EET-TR-03	TRANSFORMADOR TRIFASICO, WEG N. 75788 POTENCIA: 45 TENSAO DE ENTRADA: 13.800 V TENSAO DE SAIDA: 380V	8.300	0,1138	950	1
289	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELEV. COBRE	-	ECO-TR-01	TRANSFORMADOR TRIFASICO CEMEC, Nº 50844, POTENCIA 500 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1980.	89.800	0,1138	10.220	1
290	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELEV. COBRE	-	ECO-TR-02	TRANSFORMADOR TRIFASICO CEMEC, Nº 50846, POTENCIA 500 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1980.	89.800	0,1138	10.220	1
291	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELEV. COBRE	-	ECO-TR-AS	TRANSFORMADOR TRIFASICO, CEMEC N. POTENCIA: 15 KVA TENSAO DE ENTRADA: 13800 V TENSAO DE SAIDA: 380 V	4.300	0,3651	1.570	5
292	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELEV. COMP.BÁSICO	-	ECB-TR-01	TRANSFORMADOR TRIFASICO CEMEC, POTENCIA 1500 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1980.	130.700	0,1138	14.880	1
293	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELEV. COMP.BÁSICO	-	ECB-TR-02	TRANSFORMADOR TRIFASICO CEMEC, Nº 50847, POTENCIA 1500 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1980.	130.700	0,1138	14.880	1
294	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELEV. COMP.BÁSICO	-	ECB-TR-AS	TRANSFORMADOR TRIFASICO, CEMEC N. 53816 POTENCIA: 45 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 220	8.300	0,3651	3.040	5
295	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELEV. IMBASSAÍ	-	EE10-TR-01	TRANSFORMADOR TRIFASICO CEMEC, Nº 68097, POTENCIA 750 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1982.	106.200	0,1138	12.090	1
296	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELEV. IMBASSAÍ	-	EE10-TR-02	TRANSFORMADOR TRIFASICO CEMEC, Nº 31499, POTENCIA 1000 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1975.	126.200	0,1138	14.370	1
297	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELS 1 - ELEVATÓRIA DE LÍQUIDOS SOBRENADANTES 1	-	ELS1-BB-01	BOMBA SUBMERSIVEL PARA RECALQUE DE LIQUIDO SOBRENADANTE DAS FAZENDAS DE LODO 1 A 9 PARA O TA-2.	3.300	0,1724	570	2
298	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELS 1 - ELEVATÓRIA DE LÍQUIDOS SOBRENADANTES 1	-	ELS1-BB-01	BOMBA SUBMERSIVEL PARA RECALQUE DE LIQUIDO SOBRENADANTE DAS FAZENDAS DE LODO 1 A 9 PARA O TA-2.	3.300	0,1724	570	2
299	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELS 2 - ELEVATÓRIA DE LÍQUIDOS SOBRENADANTES 2	-	ELS2-BB-01	BOMBA SUBMERSIVEL PARA RECALQUE DE LIQUIDO SOBRENADANTE DAS FAZENDAS DE LODO 11 A 17 PARA A CDV-06.	3.300	0,1724	570	2
300	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ELS 2 - ELEVATÓRIA DE LÍQUIDOS SOBRENADANTES 2	-	ELS2-BB-01	BOMBA SUBMERSIVEL PARA RECALQUE DE LIQUIDO SOBRENADANTE DAS FAZENDAS DE LODO 11 A 17 PARA A CDV-06.	3.300	0,1724	570	2
301	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESP123 - ESPESSADORES 1 A 3	-	-	8 COMPORTAS INSTALADAS NA CDV-01 PARA ALIMENTACAO DOS ESPESSADORES Nº 1 A 3 E CAIXA DE LODO Nº 3 DA ELC.	187.600	0,1724	32.350	2
302	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESP123 - ESPESSADORES 1 A 3	-	ESP1	ESPESSADOR DE LODO Nº 1 FMC FILSAN, REFERENCIA NP 2951/81, TIPO "F", DIAMETRO 27 M, ANO 1981, ACIONADO POR REDUTOR TRANSMOTECNICA E MOTOR ELETRICO, INCLUINDO PONTE PARA ACESSO.	345.100	0,1610	55.570	2
303	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESP123 - ESPESSADORES 1 A 3	-	ESP2	ESPESSADOR DE LODO Nº 2 FMC FILSAN, REFERENCIA NP 2951/81, TIPO "F", DIAMETRO 27 M, ANO 1981, ACIONADO POR REDUTOR TRANSMOTECNICA E MOTOR ELETRICO, INCLUINDO PONTE PARA ACESSO.	345.100	0,1610	55.570	2
304	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESP123 - ESPESSADORES 1 A 3	-	ESP3	ESPESSADOR DE LODO Nº 3 FMC FILSAN, REFERENCIA NP 2951/81, TIPO "F", DIAMETRO 27 M, ANO 1981, ACIONADO POR REDUTOR TRANSMOTECNICA E MOTOR ELETRICO, INCLUINDO PONTE PARA ACESSO.	345.100	0,1610	55.570	2
305	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
306	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.1	- ANALISADOR DE GAS - AC32M				
307	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.10	- NO-BREAK				
308	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.11	- PLACA DE ALIMENTACAO E TRADUCAO DE SINAL				
309	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.12	- SENSOR DE TEMPERATURA E UMIDADE				
310	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.13	- SENSOR ULTRASONICO - IVA - 2 AXIS				
311	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.14	- SISTEMA DE AMOSTRAGEM				
312	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.15	- RACK				
313	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.16	- UNIDADE CONDENSADORA				
314	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.17	- UNIDADE EVAPORADORA				
315	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.18	- COMPUTADOR INDUSTRIAL ADVANTECH				
316	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.19	- MANIFOLD				
317	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.2	- ANALISADOR DE GAS - AF22M				
318	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.20	- LICENCA DO SOFTWARE				
319	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.3	- ANALISADOR DE GAS - CO12M				
320	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.4	- ANALISADOR DE GAS - O342M				
321	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.5	- ANALISADOR DE PARTICULA - MP101M				
322	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.6	- CALIBRADOR MULTIPONTO - MGC101L				
323	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.7	- CONTAINER				
324	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.8	- GATEWAY M2MC COM ANTENA				
325	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	AREIAS	1.9	- GERADOR DE AR ZERO C/ CATALISADOR				
326	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.10	- RACK 19" E ACESSORIOS				
327	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.11	- RACK 19" E ACESSORIOS				
328	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.12	- AR CONDICIONADO 18.000 BTUs				
329	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.13	- AR CONDICIONADO 18.000 BTUs				
330	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.14	- PAINEL DE AUTOMACAO E CONTROLE DE AR CONDICIONADO				
331	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.15	- NO BREAK - 3,7 KVA				

332	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.16	- TRANSMISSAO DE DADOS - MODEM A2A				
333	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.17	- TRANSMISSAO DE DADOS - MODEM A2A				
334	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.18	- CENTRAL DE ALARME IP (GEM3200-NETLINK)				
335	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.19	- TREM DE AMOSTRAGEM DE AR PARA CANISTER				
336	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.2	- ANALISADOR DE O3				
337	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.3	- ANALISADOR DE Nox				
338	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.4	- COMPUTADOR INDUSTRIAL ADVANTECH				
339	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.5	- MANIFOLD				
340	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.6	- SENSOR DE VELOCIDADE DO VENTO				
341	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.7	- SENSOR DE DIRECAO DO VENTO				
342	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.8	- LICENCA DO SOFTWARE ENVIDAS (HASP KEY)				
343	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.9	- CONTAINER METALICO GRANDE				
344	MACHINES AND EQUIPMENTS	SSA	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
345	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.1	- ANALISADOR DE GAS - AC32M				
346	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.10	- NO-BREAK				
347	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.11	- PLACA DE ALIMENTACAO E TRADUCAO DE SINAL				
348	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.12	- SENSOR DE TEMPERATURA E UMIDADE				
349	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.13	- SENSOR ULTRASONICO - IVA - 2 AXIS				
350	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.14	- SISTEMA DE AMOSTRAGEM				
351	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.15	- RACK				
352	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.16	- UNIDADE CONDENSADORA				
353	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.17	- UNIDADE EVAPORADORA				
354	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.18	- COMPUTADOR INDUSTRIAL ADVANTECH				
355	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.19	- MANIFOLD				
356	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.2	- ANALISADOR DE GAS - AF22M				
357	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.20	- LICENCA DO SOFTWARE				
358	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.3	- ANALISADOR DE GAS - CO12M				
359	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.4	- ANALISADOR DE GAS - O342M				
360	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.5	- ANALISADOR DE PARTICULA - MP101M				
361	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.6	- CALIBRADOR MULTIPONTO - MGC101L				
362	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.7	- CONTAINER				
363	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.8	- GATEWAY M2MC COM ANTENA				
364	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CAMPO GRANDE	1.9	- GERADOR DE AR ZERO C/ CATALISADOR				
365	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
366	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.1	- ANALISADOR DE SO2				
367	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.10	- NO BREAK - 3,7 KVA				
368	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.11	- TRANSMISSAO DE DADOS - MODEM A2A				
369	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.12	- CENTRAL DE ALARME IP(GEM3200-NETLINK)				
370	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.13	- TRANSMISSAO DE DADOS - MODEM A2A				
371	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.2	- COMPUTADOR INDUSTRIAL ADVANTECH				
372	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.3	- MANIFOLD				
373	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.4	- LICENCA DO SOFTWARE ENVIDAS (HASP KEY)				
374	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.5	- CONTAINER METALICO PEQUENO				
375	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.6	- RACK 19" E ACESSORIOS				
376	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.7	- AR CONDICIONADO 7.500 BTUs				
377	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.8	- AR CONDICIONADO 7.500 BTUs				
378	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	COBRE	1.9	- PAINEL DE AUTOMACAO E CONTROLE DE AR CONDICIONADO				
379	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
380	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.1	- ANALISADOR DE SO2				
381	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.10	- SENSOR DE VELOCIDADE DO VENTO				
382	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.11	- SENSOR DE DIRECAO DO VENTO				
383	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.12	- LICENCA DO SOFTWARE ENVIDAS (HASP KEY)				
384	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.13	- CONTAINER METALICO GRANDE				
385	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.14	- RACK 19" E ACESSORIOS				
386	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.15	- RACK 19" E ACESSORIOS				
387	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.16	- AR CONDICIONADO 18.000 BTUs				
388	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.17	- AR CONDICIONADO 18.000 BTUs				
389	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.18	- PAINEL DE AUTOMACAO E CONTROLE DE AR CONDICIONADO				
390	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.19	- NO BREAK - 3,7 KVA				
391	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.2	- ANALISADOR DE CO				
392	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.20	- TRANSMISSAO DE DADOS - MODEM A2A				
393	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.21	- TRANSMISSAO DE DADOS - MODEM A2A				
394	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.22	- CENTRAL DE ALARME IP (GEM3200-NETLINK)				
395	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.23	- TREM DE AMOSTRAGEM DE AR PARA CANISTER				
396	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.3	- ANALISADOR DE Nox				
397	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.4	- ANALISADOR DE HC				
398	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.5	- ANALISADOR DE PM10 CONT.				
399	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.6	- CONVERSOR DE NH3				
400	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.7	- CONVERSOR DE TRS				
401	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.8	- COMPUTADOR INDUSTRIAL ADVANTECH				
402	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CONCÓRDIA	1.9	- MANIFOLD				
403	MACHINES AND EQUIPMENTS	SSA	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
404	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.1	- ANALISADOR DE GAS - AC32M				
405	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.10	- NO-BREAK				
406	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.11	- PLACA DE ALIMENTACAO E TRADUCAO DE SINAL				
407	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.12	- SENSOR DE TEMPERATURA E UMIDADE				
408	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.13	- SENSOR ULTRASONICO - IVA - 2 AXIS				
409	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.14	- SISTEMA DE AMOSTRAGEM				
410	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.15	- RACK				
411	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.16	- UNIDADE CONDENSADORA				
412	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.17	- UNIDADE EVAPORADORA				
413	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.18	- COMPUTADOR INDUSTRIAL ADVANTECH				
414	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.19	- MANIFOLD				
415	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.2	- ANALISADOR DE GAS - AF22M				
416	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.20	- LICENCA DO SOFTWARE				
417	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.3	- ANALISADOR DE GAS - CO12M				
418	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.4	- ANALISADOR DE GAS - O342M				
419	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.5	- ANALISADOR DE PARTICULA - MP101M				
420	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.6	- CALIBRADOR MULTIPONTO - MGC101L				
421	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.7	- CONTAINER				
422	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.8	- GATEWAY M2MC COM ANTENA				
423	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DIQUE	1.9	- GERADOR DE AR ZERO C/ CATALISADOR				
424	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
425	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.1	- ANALISADOR DE SO2				
426	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.1	- ANALISADOR DE SO2				
427	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.10	- LICENCA DO SOFTWARE ENVIDAS (HASP KEY)				
428	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.11	- CONTAINER METALICO GRANDE				
429	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.12	- RACK 19" E ACESSORIOS				
430	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.13	- RACK 19" E ACESSORIOS				
431	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.14	- AR CONDICIONADO 18.000 BTUs				

432	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.15	- AR CONDICIONADO 18.000 BTUs				
433	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.16	- PAINEL DE AUTOMACAO E CONTROLE DE AR CONDICIONADO				
434	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.17	- NO BREAK - 3,7 KVA				
435	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.18	- TRANSMISSAO DE DADOS - MODEM A2A				
436	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.19	- TRANSMISSAO DE DADOS - MODEM A2A				
437	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.2	- ANALISADOR DE O3				
438	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.20	- CENTRAL DE ALARME IP (GEM3200-NETLINK)				
439	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.21	- TREM DE AMOSTRAGEM DE AR PARA CANISTER				
440	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.3	- ANALISADOR DE Nox				
441	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.4	- CONVERSOR DE TRS				
442	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.5	- SENSOR DE TEMPERATURA/UMIDADE				
443	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.6	- COMPUTADOR INDUSTRIAL ADVANTECH				
444	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.7	- MANIFOLD				
445	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.8	- SENSOR DE VELOCIDADE DO VENTO				
446	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESCOLA	1.9	- SENSOR DE DIRECAO DO VENTO				
447	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTACAO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1	ESTACAO DE MONITORAMENTO	387.600	0,4187	162.290	3
448	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.1	- AMOSTRADOR SEQUENCIAL AUTOMATICO - PM162M				
449	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.10	- CONTAINER				
450	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.11	- GERADOR DE AR ZERO C/ CATALISADOR				
451	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.12	- GERADOR DE HIDROGENIO - LJ H2 - GENERATOR				
452	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.13	- MASTRO TELESCOPICO - IVF - MAST (10M)				
453	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.14	- MODULO EXTERNO CTRS - ID CTRS				
454	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.15	- NO-BREAK				
455	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.16	- SENSOR DE RADIACAO SOLAR GLOBAL				
456	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.17	- SENSOR DE RADIACAO SOLAR UVA E UVB				
457	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.18	- SENSOR DE TEMPERATURA E UMIDADE				
458	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.19	- SENSOR ULTRASONICO - IVA - 2 AXIS				
459	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.2	- ANALISADOR DE GAS - AC32M				
460	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.20	- SISTEMA DE AMOSTRAGEM				
461	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.21	- RACK				
462	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.22	- UNIDADE CONDENSADORA				
463	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.23	- UNIDADE EVAPORADORA				
464	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.24	- COMPUTADOR INDUSTRIAL ADVANTECH				
465	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.3	- ANALISADOR DE GAS - AF22M				
466	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.4	- ANALISADOR DE GAS - CO12M				
467	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.5	- ANALISADOR DE GAS - O342M				
468	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.6	- ANALISADOR DE GAS STEX - VOC71M				
469	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.7	- ANALISADOR DE HIDROCARBORETOS - HC51M				
470	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.8	- ANALISADOR DE PARTICULAS - MP101M				
471	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 1	1.9	- CALIBRADOR MULTIPONTO - CAMARA E TUBO PERMEACAO - MGC101L				
472	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
473	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.1	- ANALISADOR DE SO2				
474	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.10	- NO BREAK - 3,7 KVA				
475	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.11	- TRANSMISSAO DE DADOS - MODEM A2A				
476	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.12	- CENTRAL DE ALARME IP(GEM3200-NETLINK)				
477	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.13	- AR CONDICIONADO 7.500 BTUs				
478	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.14	- TRANSMISSAO DE DADOS - MODEM A2A				
479	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.2	- CONVERSOR DE TRS PARA SO2 ENVIRONMENT S.A., MODELO CTRS				
480	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.3	- COMPUTADOR INDUSTRIAL ADVANTECH				
481	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.4	- MANIFOLD				
482	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.5	- LICENCA DO SOFTWARE ENVIDAS (HASP KEY)				
483	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.6	- CONTAINER METALICO PEQUENO				
484	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.7	- RACK 19" E ACESSORIOS				
485	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.8	- AR CONDICIONADO 7.500 BTUs				
486	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	FUTURAMA	1.9	- PAINEL DE AUTOMACAO E CONTROLE DE AR CONDICIONADO				
487	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
488	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.1	- ANALISADOR DE SO2				
489	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.10	- MANIFOLD				
490	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.11	- SENSOR DE VELOCIDADE DO VENTO				
491	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.12	- SENSOR DE DIRECAO DO VENTO				
492	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.13	- SENSOR DE DIRECAO DE CHUVA				
493	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.14	- LICENCA DO SOFTWARE ENVIDAS (HASP KEY)				
494	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.15	- CONTAINER METALICO GRANDE				
495	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.16	- RACK 19" E ACESSORIOS				
496	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.17	- RACK 19" E ACESSORIOS				
497	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.18	- AR CONDICIONADO 18.000 BTUs				
498	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.19	- AR CONDICIONADO 18.000 BTUs				
499	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.2	- ANALISADOR DE CO				
500	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.20	- PAINEL DE AUTOMACAO E CONTROLE DE AR CONDICIONADO				
501	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.21	- NO BREAK - 3,7 KVA				
502	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.22	- TRANSMISSAO DE DADOS - MODEM A2A				
503	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.23	- TRANSMISSAO DE DADOS - MODEM A2A				
504	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.24	- CENTRAL DE ALARME IP (GEM3200-NETLINK)				
505	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.25	- TREM DE AMOSTRAGEM DE AR PARA CANISTER				
506	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.3	- ANALISADOR DE Nox				
507	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.4	- ANALISADOR DE HC				
508	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.5	- ANALISADOR DE PM10 CONT.				
509	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.6	- CONVERSOR DE NH3				
510	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.7	- CONVERSOR DE TRS				
511	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.8	- GERADOR DE HIDROGENIO				
512	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	GRAVATÁ	1.9	- COMPUTADOR INDUSTRIAL ADVANTECH				
513	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
514	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.1	- ANALISADOR DE SO2				
515	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.10	- SENSOR DE RADIACAO SOLAR				
516	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.11	- LICENCA DO SOFTWARE ENVIDAS (HASP KEY)				
517	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.12	- CONTAINER METALICO GRANDE				
518	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.13	- RACK 19" E ACESSORIOS				
519	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.14	- RACK 19" E ACESSORIOS				
520	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.15	- AR CONDICIONADO 18.000 BTUs				
521	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.16	- AR CONDICIONADO 18.000 BTUs				
522	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.17	- PAINEL DE AUTOMACAO E CONTROLE DE AR CONDICIONADO				
523	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.18	- NO BREAK - 3,7 KVA				
524	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.19	- TRANSMISSAO DE DADOS - MODEM A2A				
525	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.2	- ANALISADOR DE Nox				
526	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.20	- TRANSMISSAO DE DADOS - MODEM A2A				
527	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.21	- CENTRAL DE ALARME IP(GEM3200-NETLINK)				
528	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.3	- ANALISADOR DE O3				
529	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.4	- AMOSTRADOR DE PM 10				
530	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.5	- COMPUTADOR INDUSTRIAL ADVANTECH				
531	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.6	- MANIFOLD				

532	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.7	- SENSOR DE VELOCIDADE DO VENTO				
533	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.8	- SENSOR DE DIRECAO DO VENTO				
534	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LAMARÃO	1.9	- SENSOR DE TEMPERATURA/UMIDADE				
535	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
536	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.1	- ANALISADOR DE SO2				
537	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.10	- MANIFOLD				
538	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.11	- SENSOR DE VELOCIDADE DO VENTO				
539	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.12	- SENSOR DE DIRECAO DO VENTO				
540	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.13	- LICENCA DO SOFTWARE ENVIDAS (HASP KEY)				
541	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.14	- CONTAINER METALICO GRANDE				
542	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.15	- RACK 19" E ACESSORIOS				
543	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.16	- RACK 19" E ACESSORIOS				
544	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.17	- AR CONDICIONADO 18.000 BTUs				
545	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.18	- AR CONDICIONADO 18.000 BTUs				
546	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.19	- PAINEL DE AUTOMACAO E CONTROLE DE AR CONDICIONADO				
547	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.2	- ANALISADOR DE CO				
548	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.20	- NO BREAK - 3,7 KVA				
549	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.21	- TRANSMISSAO DE DADOS - MODEM A2A				
550	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.22	- TRANSMISSAO DE DADOS - MODEM A2A				
551	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.23	- CENTRAL DE ALARME IP (GEM3200-NETLINK)				
552	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.24	- TREM DE AMOSTRAGEM DE AR PARA CANISTER				
553	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.3	- ANALISADOR DE Nox				
554	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.4	- ANALISADOR DE HC				
555	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.5	- ANALISADOR DE PM10 CONT.				
556	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.6	- CONVERSOR DE NH3				
557	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.7	- CONVERSOR DE TRS				
558	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.8	- GERADOR DE HIDROGENIO				
559	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LEANDRINHO	1.9	- COMPUTADOR INDUSTRIAL ADVANTECH				
560	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
561	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.1	- ANALISADOR DE SO2				
562	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.10	- MANIFOLD				
563	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.11	- SENSOR DE VELOCIDADE DO VENTO				
564	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.12	- SENSOR DE DIRECAO DO VENTO				
565	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.13	- LICENCA DO SOFTWARE ENVIDAS (HASP KEY)				
566	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.14	- CONTAINER METALICO GRANDE				
567	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.15	- RACK 19" E ACESSORIOS				
568	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.16	- RACK 19" E ACESSORIOS				
569	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.17	- AR CONDICIONADO 18.000 BTUs				
570	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.18	- AR CONDICIONADO 18.000 BTUs				
571	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.19	- PAINEL DE AUTOMACAO E CONTROLE DE AR CONDICIONADO				
572	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.2	- ANALISADOR DE CO				
573	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.20	- NO BREAK - 3,7 KVA				
574	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.21	- TRANSMISSAO DE DADOS - MODEM A2A				
575	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.22	- TRANSMISSAO DE DADOS - MODEM A2A				
576	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.23	- CENTRAL DE ALARME IP (GEM3200-NETLINK)				
577	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.24	- TREM DE AMOSTRAGEM DE AR PARA CANISTER				
578	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.3	- ANALISADOR DE O3				
579	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.4	- ANALISADOR DE Nox				
580	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.5	- AMOSTRADOR DE PM10				
581	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.6	- SENSOR DE TEMPERATURA/UNIDADE				
582	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.7	- SENSOR DE PRESSAO ATMOSFERICA				
583	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.8	- SENSOR DE RADIACAO SOLAR				
584	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MACHADINHO	1.9	- COMPUTADOR INDUSTRIAL ADVANTECH				
585	MACHINES AND EQUIPMENTS	SSA	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
586	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.1	- ANALISADOR DE GAS - AC32M				
587	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.10	- NO-BREAK				
588	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.11	- PLACA DE ALIMENTACAO E TRADUCAO DE SINAL				
589	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.12	- SENSOR DE TEMPERATURA E UMIDADE				
590	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.13	- SENSOR ULTRASONICO - IVA - 2 AXIS				
591	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.14	- SISTEMA DE AMOSTRAGEM				
592	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.15	- RACK				
593	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.16	- UNIDADE CONDENSADORA				
594	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.17	- UNIDADE EVAPORADORA				
595	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.18	- COMPUTADOR INDUSTRIAL ADVANTECH				
596	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.19	- MANIFOLD				
597	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.2	- ANALISADOR DE GAS - AF22M				
598	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.20	- LICENCA DO SOFTWARE				
599	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.3	- ANALISADOR DE GAS - CO12M				
600	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.4	- ANALISADOR DE GAS - O342M				
601	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.5	- ANALISADOR DE PARTICULA - MP101M				
602	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.6	- CALIBRADOR MULTIPONTO - MGC101L				
603	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.7	- CONTAINER				
604	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.8	- GATEWAY M2MC COM ANTENA				
605	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PARALELA	1.9	- GERADOR DE AR ZERO C/ CATALISADOR				
606	MACHINES AND EQUIPMENTS	SSA	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
607	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.1	- ANALISADOR DE GAS - AC32M				
608	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.10	- NO-BREAK				
609	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.11	- PLACA DE ALIMENTACAO E TRADUCAO DE SINAL				
610	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.12	- SENSOR DE TEMPERATURA E UMIDADE				
611	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.13	- SENSOR ULTRASONICO - IVA - 2 AXIS				
612	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.14	- SISTEMA DE AMOSTRAGEM				
613	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.15	- RACK				
614	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.16	- UNIDADE CONDENSADORA				
615	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.17	- UNIDADE EVAPORADORA				
616	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.18	- COMPUTADOR INDUSTRIAL ADVANTECH				
617	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.19	- MANIFOLD				
618	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.2	- ANALISADOR DE GAS - AF22M				
619	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.20	- LICENCA DO SOFTWARE				
620	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.3	- ANALISADOR DE GAS - CO12M				
621	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.4	- ANALISADOR DE GAS - O342M				
622	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.5	- ANALISADOR DE PARTICULA - MP101M				
623	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.6	- CALIBRADOR MULTIPONTO - MGC101L				
624	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.7	- CONTAINER				
625	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.8	- GATEWAY M2MC COM ANTENA				
626	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PIRAJÁ	1.9	- GERADOR DE AR ZERO C/ CATALISADOR				
627	MACHINES AND EQUIPMENTS	SSA	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
628	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.1	- ANALISADOR DE GAS - AC32M				
629	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.10	- NO-BREAK				
630	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.11	- PLACA DE ALIMENTACAO E TRADUCAO DE SINAL				
631	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.12	- SENSOR DE TEMPERATURA E UMIDADE				

632	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.13	- SENSOR ULTRASONICO - IVA - 2 AXIS				
633	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.14	- SISTEMA DE AMOSTRAGEM				
634	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.15	- RACK				
635	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.16	- UNIDADE CONDENSADORA				
636	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.17	- UNIDADE EVAPORADORA				
637	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.18	- COMPUTADOR INDUSTRIAL ADVANTECH				
638	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.19	- MANIFOLD				
639	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.2	- ANALISADOR DE GAS - AF22M				
640	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.20	- LICENCA DO SOFTWARE				
641	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.3	- ANALISADOR DE GAS - CO12M				
642	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.4	- ANALISADOR DE GAS - O342M				
643	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.5	- ANALISADOR DE PARTICULA - MP101M				
644	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.6	- CALIBRADOR MULTIPONTO - MGC101L				
645	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.7	- CONTAINER				
646	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.8	- GATEWAY M2MC COM ANTENA				
647	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	RIO VERMELHO	1.9	- GERADOR DE AR ZERO C/ CATALISADOR				
648	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1	ESTACAO DE MONITORAMENTO	387.600	0,4187	162.290	3
649	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.1	- AMOSTRADOR SEQUENCIAL AUTOMATICO - PM162M				
650	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.10	- CONTAINER				
651	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.11	- GERADOR DE AR ZERO C/ CATALISADOR				
652	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.12	- GERADOR DE HIDROGENIO - I.J H2 - GENERATOR				
653	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.13	- MASTRO TELESCOPICO - IVF - MAST (10M)				
654	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.14	- MODULO EXTERNO CTRS - ID CTRS				
655	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.15	- NO-BREAK				
656	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.16	- SENSOR DE RADIACAO SOLAR GLOBAL				
657	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.17	- SENSOR DE RADIACAO SOLAR UVA E UVB				
658	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.18	- SENSOR DE TEMPERATURA E UMIDADE				
659	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.19	- SENSOR ULTRASONICO - IVA - 2 AXIS				
660	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.2	- ANALISADOR DE GAS - AC32M				
661	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.20	- SISTEMA DE AMOSTRAGEM				
662	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.21	- RACK				
663	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.22	- UNIDADE CONDENSADORA				
664	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.23	- UNIDADE EVAPORADORA				
665	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.24	- COMPUTADOR INDUSTRIAL ADVANTECH				
666	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.3	- ANALISADOR DE GAS - AF22M				
667	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.4	- ANALISADOR DE GAS - CO12M				
668	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.5	- ANALISADOR DE GAS - O342M				
669	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.6	- ANALISADOR DE GAS STEX - VOC71M				
670	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.7	- ANALISADOR DE HIDROCARBORETOS - HC51M				
671	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.8	- ANALISADOR DE PARTICULAS - MP101M				
672	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 2	1.9	- CALIBRADOR MULTIPONTO - CAMARA E TUBO PERMEACAO - MGC101L				
673	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1	ESTACAO DE MONITORAMENTO	387.600	0,4187	162.290	3
674	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.1	- AMOSTRADOR SEQUENCIAL AUTOMATICO - PM162M				
675	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.10	- CONTAINER				
676	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.11	- GERADOR DE AR ZERO C/ CATALISADOR				
677	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.12	- GERADOR DE HIDROGENIO - I.J H2 - GENERATOR				
678	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.13	- MASTRO TELESCOPICO - IVF - MAST (10M)				
679	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.14	- MODULO EXTERNO CTRS - ID CTRS				
680	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.15	- NO-BREAK				
681	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.16	- SENSOR DE RADIACAO SOLAR GLOBAL				
682	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.17	- SENSOR DE RADIACAO SOLAR UVA E UVB				
683	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.18	- SENSOR DE TEMPERATURA E UMIDADE				
684	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.19	- SENSOR ULTRASONICO - IVA - 2 AXIS				
685	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.2	- ANALISADOR DE GAS - AC32M				
686	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.20	- SISTEMA DE AMOSTRAGEM				
687	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.21	- RACK				
688	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.22	- UNIDADE CONDENSADORA				
689	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.23	- UNIDADE EVAPORADORA				
690	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.24	- COMPUTADOR INDUSTRIAL ADVANTECH				
691	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.3	- ANALISADOR DE GAS - AF22M				
692	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.4	- ANALISADOR DE GAS - CO12M				
693	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.5	- ANALISADOR DE GAS - O342M				
694	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.6	- ANALISADOR DE GAS STEX - VOC71M				
695	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.7	- ANALISADOR DE HIDROCARBORETOS - HC51M				
696	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.8	- ANALISADOR DE PARTICULAS - MP101M				
697	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ESTAÇÃO MÓVEL - 3	1.9	- CALIBRADOR MULTIPONTO - CAMARA E TUBO PERMEACAO - MGC101L				
698	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
699	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.1	- AMOSTRADOR SEQUENCIAL AUTOMATICO - PM162M				
700	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.10	- CONTAINER				
701	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.11	- GERADOR DE AR ZERO C/ CATALISADOR				
702	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.12	- GERADOR DE HIDROGENIO - I.J H2 - GENERATOR				
703	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.13	- MASTRO TELESCOPICO - IVF - MAST (10M)				
704	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.14	- MODULO EXTERNO CTRS - ID CTRS				
705	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.15	- NO-BREAK				
706	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.16	- SENSOR DE RADIACAO SOLAR GLOBAL				
707	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.17	- SENSOR DE RADIACAO SOLAR UVA E UVB				
708	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.18	- SENSOR DE TEMPERATURA E UMIDADE				
709	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.19	- SENSOR ULTRASONICO - IVA - 2 AXIS				
710	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.2	- ANALISADOR DE GAS - AC32M				
711	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.20	- SISTEMA DE AMOSTRAGEM				
712	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.21	- RACK				
713	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.22	- UNIDADE CONDENSADORA				
714	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.23	- UNIDADE EVAPORADORA				
715	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.24	- COMPUTADOR INDUSTRIAL ADVANTECH				
716	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.3	- ANALISADOR DE GAS - AF22M				
717	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.4	- ANALISADOR DE GAS - CO12M				
718	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.5	- ANALISADOR DE GAS - O342M				
719	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.6	- ANALISADOR DE GAS STEX - VOC71M				
720	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.7	- ANALISADOR DE HIDROCARBORETOS - HC51M				
721	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.8	- ANALISADOR DE PARTICULAS - MP101M				
722	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	LARGO DOS MARES	1.9	- CALIBRADOR MULTIPONTO - CAMARA E TUBO PERMEACAO - MGC101L				
723	MACHINES AND EQUIPMENTS	SSA	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
724	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.1	- AMOSTRADOR SEQUENCIAL AUTOMATICO - PM162M				
725	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.10	- CONTAINER				
726	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.11	- GERADOR DE AR ZERO C/ CATALISADOR				
727	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.12	- GERADOR DE HIDROGENIO - I.J H2 - GENERATOR				
728	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.13	- MASTRO TELESCOPICO - IVF - MAST (10M)				
729	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.14	- MODULO EXTERNO CTRS - ID CTRS				
730	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.15	- NO-BREAK				
731	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.16	- SENSOR DE RADIACAO SOLAR GLOBAL				

732	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.17	- SENSOR DE RADIACAO SOLAR UVA E UVB				
733	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.18	- SENSOR DE TEMPERATURA E UMIDADE				
734	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.19	- SENSOR ULTRASONICO - IVA - 2 AXIS				
735	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.2	- ANALISADOR DE GAS - AC32M				
736	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.20	- SISTEMA DE AMOSTRAGEM				
737	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.21	- RACK				
738	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.22	- UNIDADE CONDENSADORA				
739	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.23	- UNIDADE EVAPORADORA				
740	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.24	- COMPUTADOR INDUSTRIAL ADVANTECH				
741	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.3	- ANALISADOR DE GAS - AF22M				
742	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.4	- ANALISADOR DE GAS - CO12M				
743	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.5	- ANALISADOR DE GAS - O342M				
744	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.6	- ANALISADOR DE GAS STEX - VOC71M				
745	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.7	- ANALISADOR DE HIDROCARBORETOS - HC51M				
746	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.8	- ANALISADOR DE PARTICULAS - MP101M				
747	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	ITAIGARA	1.9	- CALIBRADOR MULTIPONTO - CAMARA E TUBO PERMEACAO - MGC101L				
748	MACHINES AND EQUIPMENTS	SSA	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
749	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.1	- AMOSTRADOR SEQUENCIAL AUTOMATICO - PM162M				
750	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.10	- CONTAINER				
751	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.11	- GERADOR DE AR ZERO C/ CATALISADOR				
752	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.12	- GERADOR DE HIDROGENIO - I.J H2 - GENERATOR				
753	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.13	- MASTRO TELESCOPICO - IVF - MAST (10M)				
754	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.14	- MODULO EXTERNO CTRS - ID CTRS				
755	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.15	- NO-BREAK				
756	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.16	- SENSOR DE RADIACAO SOLAR GLOBAL				
757	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.17	- SENSOR DE RADIACAO SOLAR UVA E UVB				
758	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.18	- SENSOR DE TEMPERATURA E UMIDADE				
759	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.19	- SENSOR ULTRASONICO - IVA - 2 AXIS				
760	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.2	- ANALISADOR DE GAS - AC32M				
761	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.20	- SISTEMA DE AMOSTRAGEM				
762	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.21	- RACK				
763	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.22	- UNIDADE CONDENSADORA				
764	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.23	- UNIDADE EVAPORADORA				
765	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.24	- COMPUTADOR INDUSTRIAL ADVANTECH				
766	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.3	- ANALISADOR DE GAS - AF22M				
767	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.4	- ANALISADOR DE GAS - CO12M				
768	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.5	- ANALISADOR DE GAS - O342M				
769	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.6	- ANALISADOR DE GAS STEX - VOC71M				
770	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.7	- ANALISADOR DE HIDROCARBORETOS - HC51M				
771	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.8	- ANALISADOR DE PARTICULAS - MP101M				
772	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	BARROS REIS	1.9	- CALIBRADOR MULTIPONTO - CAMARA E TUBO PERMEACAO - MGC101L				
773	MACHINES AND EQUIPMENTS	SSA	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
774	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.1	- AMOSTRADOR SEQUENCIAL AUTOMATICO - PM162M				
775	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.10	- CONTAINER				
776	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.11	- GERADOR DE AR ZERO C/ CATALISADOR				
777	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.12	- GERADOR DE HIDROGENIO - I.J H2 - GENERATOR				
778	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.13	- MASTRO TELESCOPICO - IVF - MAST (10M)				
779	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.14	- MODULO EXTERNO CTRS - ID CTRS				
780	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.15	- NO-BREAK				
781	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.16	- SENSOR DE RADIACAO SOLAR GLOBAL				
782	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.17	- SENSOR DE RADIACAO SOLAR UVA E UVB				
783	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.18	- SENSOR DE TEMPERATURA E UMIDADE				
784	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.19	- SENSOR ULTRASONICO - IVA - 2 AXIS				
785	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.2	- ANALISADOR DE GAS - AC32M				
786	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.20	- SISTEMA DE AMOSTRAGEM				
787	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.21	- RACK				
788	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.22	- UNIDADE CONDENSADORA				
789	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.23	- UNIDADE EVAPORADORA				
790	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.24	- COMPUTADOR INDUSTRIAL ADVANTECH				
791	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.3	- ANALISADOR DE GAS - AF22M				
792	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.4	- ANALISADOR DE GAS - CO12M				
793	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.5	- ANALISADOR DE GAS - O342M				
794	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.6	- ANALISADOR DE GAS STEX - VOC71M				
795	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.7	- ANALISADOR DE HIDROCARBORETOS - HC51M				
796	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.8	- ANALISADOR DE PARTICULAS - MP101M				
797	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	DETRAN	1.9	- CALIBRADOR MULTIPONTO - CAMARA E TUBO PERMEACAO - MGC101L				
798	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
799	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.1	- AMOSTRADOR SEQUENCIAL AUTOMATICO - PM162M				
800	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.10	- CONTAINER				
801	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.11	- GERADOR DE AR ZERO C/ CATALISADOR				
802	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.12	- GERADOR DE HIDROGENIO - I.J H2 - GENERATOR				
803	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.13	- MASTRO TELESCOPICO - IVF - MAST (10M)				
804	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.14	- MODULO EXTERNO CTRS - ID CTRS				
805	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.15	- NO-BREAK				
806	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.16	- SENSOR DE RADIACAO SOLAR GLOBAL				
807	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.17	- SENSOR DE RADIACAO SOLAR UVA E UVB				
808	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.18	- SENSOR DE TEMPERATURA E UMIDADE				
809	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.19	- SENSOR ULTRASONICO - IVA - 2 AXIS				
810	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.2	- ANALISADOR DE GAS - AC32M				
811	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.20	- SISTEMA DE AMOSTRAGEM				
812	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.21	- RACK				
813	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.22	- UNIDADE CONDENSADORA				
814	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.23	- UNIDADE EVAPORADORA				
815	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.24	- COMPUTADOR INDUSTRIAL ADVANTECH				
816	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.3	- ANALISADOR DE GAS - AF22M				
817	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.4	- ANALISADOR DE GAS - CO12M				
818	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.5	- ANALISADOR DE GAS - O342M				
819	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.6	- ANALISADOR DE GAS STEX - VOC71M				
820	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.7	- ANALISADOR DE HIDROCARBORETOS - HC51M				
821	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.8	- ANALISADOR DE PARTICULAS - MP101M				
822	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	MILLENIUN	1.9	- CALIBRADOR MULTIPONTO - CAMARA E TUBO PERMEACAO - MGC101L				
823	MACHINES AND EQUIPMENTS	SSA	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
824	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.1	- AMOSTRADOR SEQUENCIAL AUTOMATICO - PM162M				
825	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.10	- CONTAINER				
826	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.11	- GERADOR DE AR ZERO C/ CATALISADOR				
827	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.12	- GERADOR DE HIDROGENIO - I.J H2 - GENERATOR				
828	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.13	- MASTRO TELESCOPICO - IVF - MAST (10M)				
829	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.14	- MODULO EXTERNO CTRS - ID CTRS				
830	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.15	- NO-BREAK				
831	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.16	- SENSOR DE RADIACAO SOLAR GLOBAL				

832	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.17	- SENSOR DE RADIACAO SOLAR UVA E UVB				
833	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.18	- SENSOR DE TEMPERATURA E UMIDADE				
834	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.19	- SENSOR ULTRASONICO - IVA - 2 AXIS				
835	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.2	- ANALISADOR DE GAS - AC32M				
836	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.20	- SISTEMA DE AMOSTRAGEM				
837	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.21	- RACK				
838	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.22	- UNIDADE CONDENSADORA				
839	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.23	- UNIDADE EVAPORADORA				
840	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.24	- COMPUTADOR INDUSTRIAL ADVANTECH				
841	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.3	- ANALISADOR DE GAS - AF22M				
842	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.4	- ANALISADOR DE GAS - CO12M				
843	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.5	- ANALISADOR DE GAS - O342M				
844	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.6	- ANALISADOR DE GAS STEX - VOC71M				
845	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.7	- ANALISADOR DE HIDROCARBORETOS - HC51M				
846	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.8	- ANALISADOR DE PARTICULAS - MP101M				
847	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	PORTO DE ARATU	1.9	- CALIBRADOR MULTIPONTO - CAMARA E TUBO PERMEACAO - MGC101L				
848	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1	ESTACAO DE MONITORAMENTO	510.000	0,4187	213.540	3
849	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.1	- AMOSTRADOR SEQUENCIAL AUTOMATICO - PM162M				
850	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.10	- CONTAINER				
851	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.11	- GERADOR DE AR ZERO C/ CATALISADOR				
852	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.12	- GERADOR DE HIDROGENIO - I.J H2 - GENERATOR				
853	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.13	- MASTRO TELESCOPICO - IVF - MAST (10M)				
854	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.14	- MODULO EXTERNO CTRS - ID CTRS				
855	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.15	- NO-BREAK				
856	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.16	- SENSOR DE RADIACAO SOLAR GLOBAL				
857	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.17	- SENSOR DE RADIACAO SOLAR UVA E UVB				
858	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.18	- SENSOR DE TEMPERATURA E UMIDADE				
859	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.19	- SENSOR ULTRASONICO - IVA - 2 AXIS				
860	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.2	- ANALISADOR DE GAS - AC32M				
861	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.20	- SISTEMA DE AMOSTRAGEM				
862	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.21	- RACK				
863	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.22	- UNIDADE CONDENSADORA				
864	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.23	- UNIDADE EVAPORADORA				
865	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.24	- COMPUTADOR INDUSTRIAL ADVANTECH				
866	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.3	- ANALISADOR DE GAS - AF22M				
867	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.4	- ANALISADOR DE GAS - CO12M				
868	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.5	- ANALISADOR DE GAS - O342M				
869	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.6	- ANALISADOR DE GAS STEX - VOC71M				
870	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.7	- ANALISADOR DE HIDROCARBORETOS - HC51M				
871	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.8	- ANALISADOR DE PARTICULAS - MP101M				
872	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ESTAÇÃO DE MONITORAMENTO	CÂMARA	1.9	- CALIBRADOR MULTIPONTO - CAMARA E TUBO PERMEACAO - MGC101L				
873	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ETF 01	-	-	AMOSTRADOR DE EFLUENTES ISCO, MODELO 2900 SAMPLER, Nº 11570-030.	34.700	0,1724	5.990	2
874	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ETF 01	-	ETF1-BD-01	BOMBA DOSADORA OMEL, MODELO DMP 0-1, ANO 1995, ACIONADA POR MOTOR ELETRICO.	15.300	0,1834	2.810	2
875	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ETF 02	-	-	AMOSTRADOR DE EFLUENTES ISCO, MODELO 2900 SAMPLER.	34.700	0,1724	5.990	2
876	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ETF 02	-	ETF2-BD-02	BOMBA DOSADORA OMEL, MODELO DMP 0-1, Nº 136347, ANO 1995, ACIONADA POR MOTOR ELETRICO.	15.300	0,1834	2.810	2
877	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	GEMAN	-	-	ESMERIL DE BANCADA.	640	0,1724	120	2
878	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	GEMAN	-	-	ESTUFA QUIMIS.	4.000	0,1724	690	2
879	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	GEMAN	-	-	PONTE ROLANTE DEMAG, CAPACIDADE DE 5 TON, VAO DE 10 M, ALTURA DE ELEVACAO 5 M, Nº 32429.	175.100	0,1724	30.190	2
880	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	GEMAN	-	-	PRENSA HIDRAULICA MANUAL EVA, CAPACIDADE 200 T.	72.700	0,1724	12.540	2
881	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	GEMAN	-	-	FURADEIRA DE BANCADA HELMO, MOD: FBS 16.	2.700	0,1724	470	2
882	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	GEMAN	-	-	GUILHOTINA MANUAL BP, Nº 20640.	370	0,1724	70	2
883	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	GEMAN	-	-	SERRA PARA TUBOS.	300	0,1724	60	2
884	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	GEMAN	-	-	MAQUINA DE SOLDA EUTECTEC, 350 A	2.500	0,2779	700	3
885	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	GEMAN	-	1112	PLAINA LIMADORA ZOCCA, MODELO PLZ350, Nº 02, ANO 1976.	61.500	0,1572	9.670	2
886	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	GEMAN	-	20638	TORNO MECANICO ROMI, MODELO TORMAX 308, Nº 1702194193, BARRAMENTO DE 3.000 MM.	94.600	0,1724	16.310	2
887	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	GEMAN	-	2745	FURADEIRA KONE, MODELO K38, Nº 1032/78.	31.500	0,1724	5.440	2
888	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	GEMAN	-	2746	ESMERIL DE COLUNA JOWA, MODELO MEB, Nº 70160, 2,50 CV.	600	0,1724	110	2
889	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	GEMAN	-	7044	ESTUFA DE SECAGEM E ESTERILIZACAO FANEM, MODELO 320SE/5, Nº F18402, 5.200 W.	4.000	0,1724	690	2
890	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	GEREM RESÍDUO (ADM)	-	TR-01	TRANSFORMADOR TRIFASICO, CEMEC N. 238924 POTENCIA: 75 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 220	9.300	0,3651	3.400	5
891	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	GEREM RESÍDUO (ANTIGA BOLLAND)	-	TR-07 (TR-740-01)	TRANSFORMADOR TRIFASICO, WEG N. 233670 POTENCIA: 300 KVA TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 380	66.100	0,3651	24.140	5
892	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	GEREM RESÍDUO (ATERRO USUÁRIAS/MILLENIUN)	-	TR-10	TRANSFORMADOR TRIFASICO, N. POTENCIA: 45 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 380	8.300	0,3651	3.040	5
893	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	GEREM RESÍDUO (ATERRO USUÁRIAS/TIBRÁS)	-	TR-09	TRANSFORMADOR TRIFASICO, N. POTENCIA: 15 KVA TENSAO DE ENTRADA: 13800 V TENSAO DE SAIDA: 380 V	4.300	0,3651	1.570	5
894	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	GEREM RESÍDUO (BB INCÊNDIO DIESEL)	-	TR-05	TRANSFORMADOR TRIFASICO, CEMEC N. 309128 POTENCIA: 75 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 380	9.300	0,3651	3.400	5
895	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	GEREM RESÍDUO (BIOLAVAGEM)	-	TR-04	TRANSFORMADOR TRIFASICO, ROMAGNOLE N. 278792 POTENCIA: 75 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 380	9.300	0,3651	3.400	5
896	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	GEREM RESÍDUO (BRASKEN)	-	TR-12	TRANSFORMADOR TRIFASICO, N. POTENCIA: 45 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 380	8.300	0,3651	3.040	5
897	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	GEREM RESÍDUO (PÁTIO ASCAREL)	-	TR-03	TRANSFORMADOR TRIFASICO, WEG N. 189222 POTENCIA: 45 TENSAO DE ENTRADA: 13800 V TENSAO DE SAIDA: 380 V	8.300	0,5174	4.300	8
898	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	GEREM RESÍDUO (PLANTA BLEND)	-	TR-08 (TR-740-02)	TRANSFORMADOR TRIFASICO, CEMEC N. POTENCIA: 300 KVA TENSAO DE ENTRADA: 13800 V TENSAO DE SAIDA: 380 V	66.100	0,3651	24.140	5
899	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	GEREM RESÍDUO (VALO 14)	-	TR-02	TRANSFORMADOR TRIFASICO, WEG N. 142321-2283 POTENCIA: 45 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 380	8.300	0,3651	3.040	5
900	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	GEREM RESÍDUO (VALO C. METAIS)	-	TR-06	TRANSFORMADOR TRIFASICO, CEMEC N. 47115 POTENCIA: 45 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 380	8.300	0,3651	3.040	5
901	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	INCINERAÇÃO	-	TF-142	TRANSFORMADOR TRIFASICO, WEG N. 142234 POTENCIA: 225 TENSAO DE ENTRADA: 34500 TENSAO DE SAIDA: 380	89.800	0,3651	32.790	5
902	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	INCINERAÇÃO	-	TF-143	TRANSFORMADOR TRIFASICO, NATIVA N. NA0114A001 POTENCIA: 500 TENSAO DE ENTRADA: 32800 TENSAO DE SAIDA: 380	89.800	0,3651	32.790	5
903	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	INCINERAÇÃO	-	TF-144-A	TRANSFORMADOR TRIFASICO, NATIVA N. NA0117A001 POTENCIA: 45 TENSAO DE ENTRADA: 33650 TENSAO DE SAIDA: 380	8.300	0,3651	3.040	5
904	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	INCINERAÇÃO	-	TF-144-D	TRANSFORMADOR TRIFASICO, NATIVA N. NA0117A002 POTENCIA: 45 TENSAO DE ENTRADA: 34500 TENSAO DE SAIDA: 380	89.800	0,3651	32.790	5
905	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	INCINERAÇÃO	-	TF-144-E	TRANSFORMADOR TRIFASICO, NATIVA N. NA0177A003 POTENCIA: 45 TENSAO DE ENTRADA: 34500 TENSAO DE SAIDA: 380	89.800	0,3651	32.790	5
906	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	INCINERAÇÃO	-	TF-144-F	TRANSFORMADOR TRIFASICO, NATIVA N. NA0116A001 POTENCIA: 150 TENSAO DE ENTRADA: 34500 TENSAO DE SAIDA: 380	50.700	0,3651	18.520	5
907	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	INCINERAÇÃO	-	TF-145	TRANSFORMADOR TRIFASICO, ITAIPU N. 30747 POTENCIA: 45 TENSAO DE ENTRADA: 34500 TENSAO DE SAIDA: 380	89.800	0,3651	32.790	5

908	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	INCINERAÇÃO	-	TF-146	TRANSFORMADOR TRIFASICO, NATIVA N. 228450 POTENCIA: 75 TENSAO DE ENTRADA: 36226 TENSAO DE SAIDA: 380	9.300	0,3651	3.400	5
909	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	INCINERAÇÃO/ A 600	-	TF-144-B	TRANSFORMADOR TRIFASICO, POTENCIA: 45 KVA TENSAO DE ENTRADA: 13800 V TENSAO DE SAIDA: 380 V	8.300	0,3651	3.040	5
910	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	INCINERAÇÃO/REMOVIDO	-	TF-144-C	TRANSFORMADOR TRIFASICO, NATIVA N. NA0117A005 POTENCIA: 45 TENSAO DE ENTRADA: 34500 TENSAO DE SAIDA: 380	89.800	0,3651	32.790	5
911	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	MEDIDOR DE NIVEL DE AGUA HS, MODELO HNSA-200, COMPRIMENTO 200 M.	5.400	0,1691	920	2
912	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	MEDIDOR DE FLUXO POR ULTRASSOM ISCO, MODELO 4210 ULTRASONIC FLOW METER, Nº 197A00031.	3.500	0,1691	600	2
913	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	PHMETRO/CONDUTIVIMETRO WTW, MODELO MULTILINE P3, Nº 81551192.	2.500	0,1691	430	2
914	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	PHMETRO/OXIMETRO WTW, MODELO MULTILINE P3, Nº 81553248.	2.400	0,1691	410	2
915	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	AMOSTRADOR DE EFLUENTES ISCO, MODELO 2900 SAMPLER, Nº 11082062.	34.700	0,1691	5.870	2
916	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	AMOSTRADOR DE EFLUENTES ISCO, MODELO 2900 SAMPLER, Nº 11082063.	34.700	0,1691	5.870	2
917	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	AMOSTRADOR DE EFLUENTES ISCO, MODELO 2900 SAMPLER.	34.700	0,1691	5.870	2
918	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	AMOSTRADOR DE EFLUENTES ISCO, MODELO 6700 SAMPLER, Nº 196C00127.	34.700	0,1691	5.870	2
919	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	COIFA EM ACO INOXIDAVEL, INCLUINDO SISTEMA DE EXAUSTAO, DIMENSOES 180X80 CM.	8.000	0,1691	1.360	2
920	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	ANALIZADOR DE GASES PHOTOVAC, MODELO 2020, Nº ED FP351.	5.000	0,1691	850	2
921	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	ANALIZADOR DE GASES PHOTOVAC, MODELO MICROFID I/S, Nº CZ F0308.	5.000	0,1691	850	2
922	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	-	-	MEDIDOR DE NIVEL ALTRONIC, COMPRIMENTO 100 M.	5.400	0,1691	920	2
923	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	-	CD-005	CONDUTIVIMETRO HACH, MODELO 4460.	840	0,1691	150	2
924	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	-	CD-006	CONDUTIVIMETRO METTLER, MODELO MC-126, Nº 202095M.	840	0,1691	150	2
925	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	-	CD-009	CONDUTIVIMETRO ORION, MODELO 135 A.	840	0,1691	150	2
926	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	-	CF-001	CAMARA FRIGORIFICA.	18.500	0,1724	3.190	2
927	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	-	CTC-TR-01	TRANSFORMADOR TRIFASICO, WEG N. POTENCIA: 500 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 380	89.800	0,3651	32.790	5
928	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	-	LAB-TR-01	TRANSFORMADOR TRIFASICO, WEG N. 185451 POTENCIA: 75 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 220	9.300	0,3651	3.400	5
929	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	-	OX-001	OXIMETRO DIGITAL WTW, MODELO OXI196, NUMERO DE SERIE 23823191.	5.200	0,1691	880	2
930	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	-	OX-004	OXIMETRO YSI, MODELO 52.	5.200	0,1691	880	2
931	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	-	OX-006	OXIMETRO METTLER, MODELO MO 128, NUMERO DE SERIE 084599M.	5.200	0,1691	880	2
932	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	-	PH-014	PHMETRO METTLER TOLEDO, MODELO MP 120 NUMERO DE SERIE 104482M.	2.500	0,1691	430	2
933	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	AMOSTRA DE RECEPÇÃO	CL018	EXAUSTOR METALICO DUPLO 2000 MM 1000 MM 1000 MM	8.000	0,1361	1.090	1
934	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	AMOSTRA DE RECEPÇÃO	CL029	EXAUSTOR METALICO DUPLO 2000 MM 1000 MM 1000 MM	8.000	0,1361	1.090	1
935	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	AMOSTRA DE RECEPÇÃO	RE020	GELADEIRA INDUSTRIAL FAB: SANDINOX	6.000	0,1329	800	1
936	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	-	FLUORESCENCIA DE RAIO X FAB: SHIMADZU MODELO: XRF1800	600.000	0,6775	406.500	8
937	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	-	DESUMIDIFICADOR FAB: THERMOMATIC MODELO: DESIDRAT PLUS I	1.400	0,6775	950	8
938	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	BA-002	BALANCA FAB: SHIMADZU MODELO: AUW220D	7.600	0,6775	5.150	8
939	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	BB-LAB 11-01	BOMBA DE VACUO FAB: NETZSCH	2.300	0,6775	1.560	8
940	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	BB-LAB 8-01	BOMBA VACUO FAB: PRISMATEC MODELO: 131-B	2.300	0,6775	1.560	8
941	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	BB-LAB 8-02	BOMBA VACUO FAB: PRISMATEC MODELO: 131-B	2.300	0,6775	1.560	8
942	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	BB-LAB 8-03	BOMBA VACUO FAB: PRISMATEC MODELO: 131-B	2.300	0,6775	1.560	8
943	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	BT-LAB 8-01	BANHO TERMOSTATICO FAB: DELEO MODELO: BM-SOLO	1.900	0,6775	1.290	8
944	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	BT-LAB 8-02	BANHO TERMOSTATICO FAB: DELEO MODELO: BM-SOLO	1.900	0,6775	1.290	8
945	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	BT-LAB 8-03	BANHO TERMOSTATICO FAB: QUIMIS MODELO: Q218-2	1.900	0,6775	1.290	8
946	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	BU-LAB 09-01	BALANCA DE UMIDADE FAB: KERN MODELO: MRS-CAT N 120-3	13.800	0,6775	9.350	8
947	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	CE-LAB 8-01	CENTRFUGA FAB: QUIMIS MODELO: Q-222TM	3.200	0,6130	1.970	7
948	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	CL-LAB 11-01	COIFA FAB: NETZSCH	8.000	0,6775	5.420	8
949	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	CL-LAB 8-01	CAPELA FAB: ENGETHERM	10.900	0,6775	7.390	8
950	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	CL-LAB 8-02	CAPELA FAB: ENGETHERM	10.900	0,6775	7.390	8
951	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	DM-LAB 11-01	DESUMIDIFICADOR FAB: THERMOMATIC MODELO: DESIDRAT PLUS	1.400	0,6775	950	8
952	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	DM-LAB 12-01	DESUMIDIFICADOR FAB: THERMOMATIC MODELO: DESIDRAT PLUS I	1.400	0,6775	950	8
953	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	DU-LAB 09-01	DUROMETRO FAB: BAREISS MODELO: HPE-A	12.300	0,6130	7.540	7
954	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	DX-LAB 12-01	DIFRATOMETRO DE RAIO X FAB: SHIMADZU MODELO: XRD 7000	422.400	0,6775	286.180	8
955	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	EM-LAB 09-01	ENTALHADOR FAB: CEAST MODELO: NOTCHVIS	20.600	0,6775	13.960	8
956	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	ES-LAB 8-01	ESTUFA FAB: NOVA ETICA MODELO: 402-3D	4.000	0,6775	2.710	8
957	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	FA-LAB 8-01	FITA AQUECEDORA FAB: FISATOM MODELO: 5\2	2.800	0,6775	1.900	8
958	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	FA-LAB 8-02	FITA AQUECEDORA FAB: FISATOM MODELO: 5\2	2.800	0,6775	1.900	8
959	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	FF-LAB 8-01	FORNO MUFLA FAB: JUNG MODELO: 6946	5.200	0,6130	3.190	7
960	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	FR-LAB 09-01	FRESA FAB: CEAST MODELO: MINICUTVIS 6877.000	96.300	0,6130	59.040	7
961	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	FT-LAB 8-01	FORNO TUBULAR FAB: JUNG MODELO: 94013	4.000	0,6775	2.710	8
962	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	FU-LAB 09-01	MAQUINA UNIVERSAL FAB: INSTRON MODELO: 3367 TABLE MOUNTED MATERIALS TERSTING SYSTEM	151.100	0,6130	92.630	7
963	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	HV-LAB 09-01	POLIMETRO HDT E VICAT FAB: CEAST MODELO: HDT3VICAT	123.700	0,6775	83.810	8
964	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	IR-LAB 11-01	ESPECTROFOTOMETRO DE INFRAVERMELHO FAB: BRUKER MODELO: VERTEX 70	268.000	0,6130	164.290	7
965	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	MI-LAB 10-01	MICROSCOPIO FAB: OLYMPUS MODELO: BX 51	89.600	0,6775	60.710	8
966	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	MQ-LAB 8-01	MANTA AQUECEDORA FAB: FISATOM MODELO: 52	2.800	0,6775	1.900	8
967	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	MQ-LAB 8-02	MANTA AQUECEDORA FAB: FISATOM MODELO: 52	2.800	0,6775	1.900	8
968	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	MQ-LAB 8-03	MANTA AQUECEDORA FAB: FISATOM MODELO: 22	2.800	0,6775	1.900	8
969	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	MQ-LAB 8-04	MANTA AQUECEDORA FAB: FISATOM MODELO: 22	2.800	0,6775	1.900	8
970	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	MT-LAB 09-01	MAQUINA DE IMPACTO FAB: CEAST MODELO: RESIL IMPACTOR II	85.100	0,6775	57.660	8
971	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	PA-LAB 8-01	PLACA DE AQUECIMENTO COM AGITADOR MAGNETICO FAB: FISATOM MODELO: 752A	870	0,6775	590	8
972	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	PA-LAB 8-02	PLACA DE AQUECIMENTO COM AGITADOR MAGNETICO FAB: FISATOM MODELO: 752A	870	0,6775	590	8
973	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	PA-LAB 8-03	PLACA DE AQUECIMENTO COM AGITADOR MAGNETICO FAB: FISATOM MODELO: 752A	870	0,6775	590	8
974	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	PA-LAB 8-04	PLACA DE AQUECIMENTO COM AGITADOR MAGNETICO FAB: FISATOM MODELO: 752A	870	0,6775	590	8
975	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	PA-LAB 8-05	PLACA DE AQUECIMENTO COM AGITADOR MAGNETICO FAB: FISATOM MODELO: 752A	870	0,6775	590	8
976	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	PE-LAB 8-01	PRENSA DE EMBUTIMENTO FAB: AROTEC MODELO: PRE40	20.100	0,6130	12.330	7
977	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	PH-LAB 8-01	PHMETRO FAB: DIGIMED MODELO: DM-22	2.500	0,6775	1.700	8
978	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	PH-LAB 8-02	PHMETRO FAB: DIGIMED MODELO: DM-22	2.500	0,6775	1.700	8
979	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	PL-LAB 8-01	PLACA DE AQUECIMENTO FAB: FISATOM MODELO: 503	5.400	0,6775	3.660	8
980	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	PL-LAB 8-02	PLACA DE AQUECIMENTO FAB: FISATOM MODELO: 503	5.400	0,6775	3.660	8
981	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	PM-LAB 09-01	PLASTOMETRO FAB: CEAST MODELO: MELT FLOW QUICK INDEX	30.900	0,6775	20.940	8
982	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	PR-LAB 11-01	PRENSA HIDRAULICA FAB: SPECAC	10.000	0,6130	6.130	7
983	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	PT-LAB 8-01	POLITRIZ FAB: AROTEC MODELO: AROPOL 2V	4.100	0,6130	2.520	7
984	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA - PRINCIPAL	TB-LAB 11-01	TERMOBALANCA FAB: NETZSCH MODELO: STA 499 JUPTER	304.100	0,6775	206.030	8
985	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	COMPRESSOR PISTAO FAB: SHULZ MODELO: H25T -03	4.300	0,6775	2.920	8

986	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	EMPILHADEIRA FAB: LIND AG MODELO: H25T-03 250 KG	80.600	0,4730	38.130	5
987	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	MOINHO DE MANDIBULA FAB: AMEF MODELO: ABM 85X120	30.700	0,6775	20.800	8
988	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	MOINHO DE BOLAS FAB: AMEF MODELO: AVJ-2	59.500	0,6775	40.320	8
989	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	MOINHO DE PANELAS FAB: AMEF MODELO: AMP1-M	40.300	0,6775	27.310	8
990	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	MESA VIBRATORIA FAB: CONTENCO MODELO: I 3042-061	7.700	0,6775	5.220	8
991	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	FRESA DE DISCO FAB: AROTEC MODELO: COR-120	98.600	0,6775	66.810	8
992	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	SOQUETE AUTOMATICA FAB: CONTENCO MODELO: I 2004A	10.500	0,6775	7.120	8
993	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	PLACA AQUECEDORA FAB: CONTENCO MODELO: I 4086	2.800	0,6775	1.900	8
994	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	PENERADOR DE SOLIDOS FAB: BERTEL MODELO: 3506 02.10	3.900	0,6130	2.400	7
995	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	DUCTILOMETRO FAB: CONTENCO	17.000	0,6775	11.520	8
996	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	CENTRIFIGA MANUAL FAB: CONTENCO MODELO: I2009	3.200	0,6130	1.970	7
997	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	PRENSA HIDRAULICA FAB: CAVER MODELO: CMG30H-12-ASTM-PX	251.100	0,6775	170.130	8
998	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	CALANDARA FAB: MECANOPLAST MODELO: C 400-31	109.300	0,6775	74.060	8
999	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	DESUMIDIFICADOR FAB: SER MODELO: RDA 200	1.400	0,6775	950	8
1000	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	MISTURADOR DE SOLIDOS FAB: TECBELT	29.200	0,6130	17.900	7
1001	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	ESTUFA FAB: PALLEY MODELO: E 122/A	4.000	0,6775	2.710	8
1002	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	PELETIZADOR FAB: ADL	243.100	0,6775	164.710	8
1003	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	BANHEIRA DE RESFRIAMENTO FAB: BGM	12.500	0,6775	8.470	8
1004	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	EXTRUSORA DUPLA ROSCA FAB: KRAUSSMAFFEI MODELO: ZE30R X 48D UTX	1.300.000	0,7780	1.011.400	12
1005	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	BALANCA FAB: WELMY MODELO: W300	2.500	0,6775	1.700	8
1006	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	ESTUFA PARA ESTERILIZACAO FAB: BRASOONTO MODELO: 3	4.000	0,6775	2.710	8
1007	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	COMPRESSOR PISTAO FAB: CONTENCO MODELO: I 20 25	4.300	0,6775	2.920	8
1008	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	ARGAMASSADEIRA FAB: CONTENCO MODELO: I 30 10	15.900	0,6130	9.750	7
1009	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	PRENSA MARSHALL FAB: CONTENCO MODELO: I 2000	10.300	0,6775	6.980	8
1010	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	BANHO MARIA FAB: DELEO	1.800	0,6775	1.220	8
1011	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	BOMBA DE VACUO FAB: PRISMATEC MODELO: 131B	2.300	0,6775	1.560	8
1012	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	BANHO MARIA REDONDO FAB: QUIMIS MODELO: K218-2	1.800	0,6775	1.220	8
1013	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	PLACA AQUECEDORA FAB: FISATOM MODELO: 752 A	2.800	0,6775	1.900	8
1014	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	PLACA AQUECEDORA FAB: FISATOM MODELO: 503 A	2.800	0,6775	1.900	8
1015	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	BALANCA FAB: MARTE MODELO: MS 30K	4.200	0,6130	2.580	7
1016	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	-	PHMETRO FAB: DIGIMED MODELO: DM-22	2.500	0,6775	1.700	8
1017	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	MJ-LAB 18-01	MINI INJETORA FAB: THERMO HAAKE MODELO: MINIJET 2	163.800	0,6775	110.980	8
1018	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	PH-LAB 18-01	PHMETRO FAB: DIGIMED MODELO: DM-22	2.500	0,6775	1.700	8
1019	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CITA-APOIO	XP-LAB 18-01	EXTRUSORA MONO ROSCA FAB: THERMO HAAKE MODELO: POLYLAB QC	50.800	0,7780	39.530	12
1020	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	-	BOMBA DE VACUO MODELO: 131 2,2M^3/H	2.300	0,1361	320	1
1021	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	-	CONCETRADOR CRYOGENIC FAB: NUTECH N/S: JK2002	147.700	0,1361	20.110	1
1022	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	CL005	CAPELA DE FLUXO LAMINAR FAB: VECCO 1000 MM 600 MM 600 MM	10.900	0,1361	1.490	1
1023	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	CL006	CAPELA DE FLUXO LAMINAR FAB: VECCO 1000 MM 600 MM 600 MM	10.900	0,1361	1.490	1
1024	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	CL016	EXAUSTOR DUPLO 2000 MM 1000 MM 1000 MM	9.400	0,1361	1.280	1
1025	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	CR001	CROMATOGRAFO A GAS FAB: HP/VAN DEN MODELO: 5890	138.900	0,1361	18.910	1
1026	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	CR002	CROMATOGRAFO A GAS FAB: HP/VAN DEN MODELO: 5890 SERIE II	138.900	0,1361	18.910	1
1027	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	CR003	CROMATOGRAFO A GAS FAB: HP MODELO: 6890SERIEGCSYSTEM N/S: 3114A0253	138.900	0,1361	18.910	1
1028	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	CR004	CROMATOGRAFO A GAS FAB: HP MODELO: G1530	138.900	0,1361	18.910	1
1029	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	CR006	CROMATOGRAFO A GAS FAB: AGILENT MODELO: 5973NETWORK	138.900	0,1361	18.910	1
1030	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	CR008	CROMATOGRAFO A GAS FAB: THERMO FINNIGAN MODELO: TRACE GC	138.900	0,1361	18.910	1
1031	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	CR009	CROMATOGRAFO A GAS FAB: THERMO FINNIGAN MODELO: TRACE GC	138.900	0,1361	18.910	1
1032	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	CR010	CROMATOGRAFO LIQUIDO FAB: DIONEX MODELO: ICS1000ION	270.200	0,6775	183.070	8
1033	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	CR011	CROMATOGRAFO LIQUIDO FAB: DIONEX	270.200	0,6130	165.640	7
1034	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	CR012	CROMATOGRAFO A GAS FAB: VARIAN MODELO: 431 GC	138.900	0,1361	18.910	1
1035	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	CROMATOGRAFIA LIQUIDA	US004	SISTEMA DE LIMPEZA POR ULTRA SOM FAB: LIMP SONIC MODELO: LS4,7DA2/X	3.200	0,6775	2.170	8
1036	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	AL-001	AMOSTRADOR ISOCINETICO FAB: ENERGETICA MODELO: CPP-0081	71.100	0,1361	9.680	1
1037	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	AL-002	AMOSTRADOR ISOCINETICO FAB: ENERGETICA MODELO: CPP0050	71.100	0,1361	9.680	1
1038	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	AU-002	AUTOCLAVE FAB: FABBE MODELO: 103	13.300	0,1724	2.300	2
1039	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	AU-003	AUTOCLAVE FAB: FABBE MODELO: 103	13.300	0,1361	1.820	1
1040	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	BA-004	BALANCA DE PRECISAO FAB: METTLER MODELO: AE 260 N/S: J46731	5.200	0,1724	900	2
1041	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	BA-005	BALANCA DE PRECISAO FAB: MICRONAL MODELO: B6000 N/S: 14/24	3.600	0,1276	460	1
1042	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	BA-006	BALANCA DE PRECISAO FAB: METTLER MODELO: AE200 N/S: K15159	12.600	0,1276	1.610	1
1043	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	BA-007	BALANCA DE PRECISAO FAB: OHAUS MODELO: GT4100 N/S: 7748	3.700	0,1724	640	2
1044	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	BA-008	BALANCA DE PRECISAO FAB: OHAUS MODELO: AS200S N/S: 3028.XT	5.200	0,1724	900	2
1045	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	BA-009	BALANCA DE PRECISAO FAB: OHAUS MODELO: TP4KD N/S: 4030	5.200	0,1724	900	2
1046	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	BA-011	BALANCA DE PRECISAO FAB: SARTORIUS MODELO: AC-121S N/S: 80705273	13.300	0,1276	1.700	1
1047	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	BA-012	BALANCA DE PRECISAO FAB: SARTORIUS MODELO: BP-211D N/S: 13305244	39.700	0,1301	5.170	1
1048	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	BA-013	BALANCA DE PRECISAO FAB: SARTORIUS MODELO: BP-211D N/S: 13304770	39.700	0,1301	5.170	1
1049	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	BA-014	BALANCA DE PRECISAO FAB: SARTORIUS MODELO: BP-211D N/S: 13304771	39.700	0,1301	5.170	1
1050	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	BA-015	BALANCA DE PRECISAO FAB: SARTORIUS MODELO: BP-3100S N/S: 13304500	11.600	0,1301	1.510	1
1051	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	BA-016	BALANCA DE PRECISAO FAB: SARTORIUS MODELO: BP-310S N/S: 13304519	11.400	0,1301	1.490	1
1052	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	BA-017	BALANCA DE PRECISAO FAB: SARTORIUS MODELO: BP-310S N/S: 13304520	11.400	0,1301	1.490	1
1053	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	BA-018	BALANCA DE PRECISAO FAB: OHAUS MODELO: MB-45 N/S: 1126341910	14.200	0,1301	1.850	1
1054	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	BA-020	BALANCA DE PRECISAO FAB: DENVER MODELO: APX-200 N/S: A24028007	5.200	0,1301	680	1
1055	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	BA-021	BALANCA DE PRECISAO FAB: DENVER MODELO: APX-200 N/S: 8411	5.200	0,1301	680	1
1056	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	CD-006	CONDUTIVIMETRO FAB: METTLER MODELO: MC126 N/S: 1373	840	0,1691	150	2
1057	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	CD-007	CONDUTIVIMETRO FAB: METTLER MODELO: MC225 N/S: 58700	840	0,1724	150	2
1058	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	CD-011	CONDUTIVIMETRO FAB: WTW MODELO: INOLABCONDLEVEL1 N/S: 132004	840	0,1301	110	1

1059	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	CD-012	CONDUTIVIMETRO FAB: WTW MODELO: INOLABCONDLEVEL2 N/S: 1330003	840	0,1301	110	1
1060	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	CD-013	CONDUTIVIMETRO FAB: WTW MODELO: INOLABCONDLEVEL3	840	0,1301	110	1
1061	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	CL-001	CAPELA DE FLUXO LAMINAR FAB: VECCO MODELO: VLFS-09 N/S: FL921	10.900	0,1724	1.880	2
1062	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	CL-002	CAPELA DE FLUXO LAMINAR FAB: VECCO MODELO: VLFS-12 N/S: FL8042	10.900	0,1724	1.880	2
1063	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	EF-001	ESPECTROFOTOMETRO FAB: MICRONAL MODELO: B280 N/S: 003/19	8.200	0,1724	1.420	2
1064	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	EF-002	ESPECTROFOTOMETRO FAB: HACH MODELO: DR 2000 N/S: 941100032184	22.700	0,1724	3.920	2
1065	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	EF-005	ESPECTROFOTOMETRO FAB: HACH MODELO: DR 2000 N/S: 960900040488	22.700	0,1301	2.960	1
1066	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	EF-007	ESPECTROFOTOMETRO FAB: VARIAN MODELO: CARY 50 PROBE N/S: EL 00013045	22.700	0,1724	3.920	2
1067	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	EF-008	ESPECTROFOTOMETRO FAB: SPECTRO MODELO: CIROS CDD N/S: 11772/00	268.000	0,1724	46.210	2
1068	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	EF-010	FOTOMETRO FAB: WTW	103.600	0,1301	13.480	1
1069	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	EF-011	ESPECTROFOTOMETRO FAB: VARIAN MODELO: AA240FS N/S: EL04123105	268.000	0,1301	34.870	1
1070	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	FM-003	MICROONDAS (DIGESTOR DE AMOSTRAS) FAB: CEM MODELO: MD3793 N/S: MARS-XPRESS	35.600	0,1301	4.640	1
1071	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	OX-0013	OXIMETRO FAB: HACH MODELO: HQ300 N/S: 70900012367	5.200	0,1301	680	1
1072	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	OX-0018	OXIMETRO FAB: HACH MODELO: HQ300	5.200	0,1301	680	1
1073	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	OX-003	OXIMETRO FAB: YSY MODELO: 508 N/S: 96H1023AL	5.200	0,1301	680	1
1074	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	OX-008	OXIMETRO FAB: WTW MODELO: OXI-LEVEL2 N/S: 70012	5.200	0,1301	680	1
1075	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	OX-009	OXIMETRO FAB: WTW MODELO: OXI-LEVEL2 N/S: 340015	5.200	0,1301	680	1
1076	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	PH-001	PH-METRO FAB: DIGIMED MODELO: DM 20 N/S: 12537	2.500	0,1724	440	2
1077	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	PH-003	PH-METRO FAB: MICRONAL MODELO: B374 N/S: 29\93	2.500	0,1724	440	2
1078	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	PH-004	PH-METRO FAB: METTLER MODELO: 320 N/S: MO 8721	5.300	0,1301	690	1
1079	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	PH-005	PH-METRO FAB: METTLER MODELO: 320 N/S: MO 8729	5.300	0,1724	920	2
1080	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	PH-010	PH-METRO FAB: METTLER MODELO: 355 N/S: MI204	5.300	0,1276	680	1
1081	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	PH-011	PH-METRO FAB: METTLER MODELO: MP220 N/S: 079802M	5.300	0,1276	680	1
1082	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	PH-017	PH-METRO FAB: WTW MODELO: INOLAB PH LEVEL1 N/S: 510081	2.500	0,1301	330	1
1083	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	PH-018	PH-METRO FAB: WTW MODELO: INOLAB PH LEVEL1 N/S: 1230018	2.500	0,1301	330	1
1084	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	PH-031	PH-METRO FAB: METROHM MODELO: 824 N/S: 1827001018179	4.000	0,1301	530	1
1085	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EQUIPAMENTOS DE CALIBRAÇÃO	UD-001	UNIDADE DESCONTAMINACAO MODELO: UD-600 N/S: FL-08045	8.800	0,1724	1.520	2
1086	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EXTRAÇÃO E PREPARAÇÃO DE AMOSTRA	-	BLOCO DE MANTA AQUECEDORA COM 6 UNIDADES FAB: FISATOM MODELO: 22\6	3.500	0,1361	480	1
1087	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EXTRAÇÃO E PREPARAÇÃO DE AMOSTRA	-	GELADEIRA INDUSTRIAL	6.000	0,1361	820	1
1088	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EXTRAÇÃO E PREPARAÇÃO DE AMOSTRA	CL007	CAPELA DE FLUXO LAMINAR FAB: VECCO	10.900	0,1361	1.490	1
1089	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EXTRAÇÃO E PREPARAÇÃO DE AMOSTRA	CL008	CAPELA DE FLUXO LAMINAR FAB: VECCO	10.900	0,1361	1.490	1
1090	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EXTRAÇÃO E PREPARAÇÃO DE AMOSTRA	CL009	EXAUSTOR METALICO 1000 MM 1000 MM 1000 MM	7.900	0,1361	1.080	1
1091	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EXTRAÇÃO E PREPARAÇÃO DE AMOSTRA	CL030	EXAUSTOR METALICO 2000 MM 1000 MM 1000 MM	9.400	0,1361	1.280	1
1092	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	EXTRAÇÃO E PREPARAÇÃO DE AMOSTRA	CL035	CAPELA DE FLUXO LAMINAR FAB: PERMUTION 2000 MM 1000 MM 1500 MM	10.900	0,1361	1.490	1
1093	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	-	BANHO MARIA FAB: QUIMIS MODELO: Q334-18	1.800	0,1361	250	1
1094	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	-	CHAPA AQUECEDORA FAB: TECNAL MODELO: TE038	2.800	0,1361	390	1
1095	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	-	CHAPA AQUECEDORA FAB: TECNAL MODELO: TE038	2.800	0,1361	390	1
1096	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	-	BOMBA DE VACUO FAB: PRISMATEC 2,2M^3/H	2.300	0,1361	320	1
1097	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	-	ESPECTROFOTOMETRO FAB: MERCK MODELO: SPECTROQUANT 60	33.500	0,1361	4.560	1
1098	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	-	DESTILADOR PARA CIANETO FAB: MARCONI MODELO: 8 UNIDADES	7.300	0,1361	1.000	1
1099	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	-	PLACA DE AQUECIMENTO PARA NITROGENIO FAB: QUIMIS MODELO: Q328-268	5.400	0,1361	740	1
1100	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	-	EXAUSTOR DUPLO MATERIAL INOX 2000 MM 1000 MM 1000 MM	9.400	0,1361	1.280	1
1101	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	-	BOMBA DE VACUO FAB: PRISMATEC 2,2M^3/H	2.300	0,1361	320	1
1102	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	-	PLACA DE AQUECIMENTO FAB: TECNAL MODELO: TE188	7.400	0,1361	1.010	1
1103	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	-	PLACA DE AQUECIMENTO FAB: TECNAL MODELO: TE188	7.400	0,1361	1.010	1
1104	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	CL010	CAPELA DE FLUXO LAMINAR FAB: VECCO	10.900	0,1361	1.490	1
1105	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	CL011	CAPELA DE FLUXO LAMINAR FAB: VECCO	10.900	0,1361	1.490	1
1106	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	CL012	CAPELA DE FLUXO LAMINAR FAB: VECCO 1000 MM 1000 MM 1000 MM	10.900	0,1361	1.490	1
1107	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	CL013	CAPELA DE FLUXO LAMINAR FAB: VECCO 2000 MM 1000 MM 1000 MM	10.900	0,1361	1.490	1
1108	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	CL014	CAPELA DE FLUXO LAMINAR FAB: VECCO	10.900	0,1361	1.490	1
1109	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	CL015	CAPELA DE FLUXO LAMINAR FAB: VECCO	10.900	0,1361	1.490	1
1110	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	CL031	BOMBA DE VACUO FAB: PRISMATEC 2,2M^3/H	2.300	0,1361	320	1
1111	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	CL036	CAPELA DE FLUXO LAMINAR FAB: VECCO	10.900	0,1361	1.490	1
1112	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	DI003	DIGESTOR FAB: HACH MODELO: DRB200	4.900	0,1361	670	1
1113	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	DI004	DIGESTOR FAB: HACH MODELO: DQO	4.900	0,1361	670	1
1114	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	DI005	DIGESTOR FAB: WTW MODELO: RC2200	4.900	0,1361	670	1
1115	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	DI006	DIGESTOR FAB: WTW MODELO: RC2200	4.900	0,1361	670	1
1116	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	DI008	DIGESTOR FAB: HACH MODELO: DRB200	4.900	0,1361	670	1
1117	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	ES001	ESTUFA DE SECAGEM FAB: FANEM MODELO: 315SE	10.300	0,1361	1.410	1
1118	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	ES007	ESTUFA DE SECAGEM FAB: FANEM MODELO: 315SE	10.300	0,1361	1.410	1
1119	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	ES014	ESTUFA DE CULTURA FAB: FANEM MODELO: ORION 502	4.000	0,1361	550	1
1120	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	ES015	ESTUFA DE SECAGEM FAB: QUIMIS	4.000	0,1361	550	1
1121	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	ID004	INCUBADORA FAB: TECNAL MODELO: TE390	5.500	0,1361	750	1
1122	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	ID006	INCUBADORA FAB: TECNAL MODELO: TE390	5.500	0,1361	750	1
1123	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	ID008	INCUBADORA FAB: TECNAL MODELO: TE390	5.500	0,1361	750	1

1124	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	MA002	MESA AGITADORA FAB: TECNAL MODELO: TE140	7.700	0,1361	1.050	1
1125	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	RE005	GELADEIRA INDUSTRIAL FAB: SANDRIX MODELO: 4 PORTAS MATERIAL INOX	6.000	0,1361	820	1
1126	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	RE018	GELADEIRA INDUSTRIAL FAB: SANDRIX MODELO: 4 PORTAS MATERIAL INOX	6.000	0,1361	820	1
1127	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	RE019	GELADEIRA INDUSTRIAL FAB: SANDRIX MODELO: 4 PORTAS MATERIAL INOX	6.000	0,1361	820	1
1128	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	RE021	GELADEIRA INDUSTRIAL FAB: SANDRIX MODELO: 4 PORTAS MATERIAL INOX 1500 MM 1800 MM	6.000	0,1361	820	1
1129	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	TR001	AGITADOR FAB: MILLIPORE	7.700	0,1361	1.050	1
1130	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	FISICO QUIMICO	TR002	AGITADOR FAB: MILLIPORE	7.700	0,1361	1.050	1
1131	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	AGITADOR/AQUECEDOR FANEM, MODELO 258.	7.400	0,1691	1.260	2
1132	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	AUTOMET DATA LOGGER MET ONE, MODELO 466 A, Nº W4715.	29.800	0,1691	5.040	2
1133	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	AUTOMET DATA LOGGER MET ONE, MODELO 466 A, Nº W4716.	29.800	0,1691	5.040	2
1134	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	AUTOMET DATA LOGGER MET ONE, MODELO 466 A, Nº W4721.	29.800	0,1691	5.040	2
1135	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	CALIBRADOR DE FLUXO SKC, MODELO ACCUFLOW, Nº 303087.	3.800	0,1691	650	2
1136	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	CALIBRADOR DE UMIDADE VAISALA, MODELO HMK11, Nº R4840012.	5.600	0,1691	950	2
1137	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	CALIBRADOR ELETRONICO MET ONE, MODELO 045B, Nº U3664.	3.800	0,1691	650	2
1138	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	CARREGADOR DE BATERIAS SKC, MODELO MASTER CHARGER, Nº 7-157-17.	360	0,1691	70	2
1139	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	KIT PARA CALIBRACAO GENERAL METAL WORKS, MODELO HI-VOL.	3.800	0,1691	650	2
1140	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	MEDIDOR DE FLUXO J&W SCIENTIFIC, MODELO ADM 3000, Nº 4000493.	3.500	0,1691	600	2
1141	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	MULIMETRO DIGITAL FLUKE, MODELO 8060 A, Nº 6640042.	750	0,1691	130	2
1142	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	PLACA SOLAR PARA CARREGAR A CAIXA DE BATERIAS DO DATA LOGGER SOLAREX, MODELO MSX 10, Nº FE988051004862.	11.600	0,1691	1.970	2
1143	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	OSCILOSCOPIO KENWOOD, MODELO CS 4025, Nº 2120812.	1.800	0,1301	240	1
1144	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	MULTI CALIBRADOR FIXO FAB: ENVIRONMENT MODELO: 101	3.700	0,1361	510	1
1145	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	MULTI CALIBRADOR PORTATIL FAB: ENVIRONMENT MODELO: VE3M	3.700	0,1361	510	1
1146	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	DESSECADOR DE FILTRO FAB: ENERGETICA MODELO: DESSEC1	2.800	0,1361	390	1
1147	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	CALIBRADOR PADRAO DE VAZAO FAB: ENERGETICA MODELO: CPV0313	2.500	0,1361	350	1
1148	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	CALIBRADOR PADRAO DE VAZAO FAB: ENERGETICA MODELO: CPVR98	2.500	0,1361	350	1
1149	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	MEDIDOR DE FLUXO DIGITAL FAB: AGILENT MODELO: ADM1000	3.500	0,1361	480	1
1150	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	MEDIDOR DE FLUXO DIGITAL FAB: AGILENT MODELO: ADM3000	3.500	0,1361	480	1
1151	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	BOMBA DE VACUO FAB: SKC MODELO: 224-PCXR8	2.300	0,1361	320	1
1152	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	BOMBA DE VACUO FAB: SKC MODELO: 224-PCXR8	2.300	0,1361	320	1
1153	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	BOMBA DE VACUO FAB: SKC MODELO: 224-PCXR8	2.300	0,1361	320	1
1154	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	BOMBA ULTRA VACUO FAB: DRYTEL MODELO: 31	2.300	0,1361	320	1
1155	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	OSCILOSCOPIO 20MHZ FAB: KENWOOD MODELO: CS4025	1.800	0,1361	250	1
1156	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	AI-LAB3-01	GERADOR E INDICADOR DE PADRAO ENVIRONMENT S.A., MODELO VE 3M, Nº 250.	38.500	0,1691	6.520	2
1157	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	AI-LAB3-02	GERADOR E INDICADOR DE PADRAO ENVIRONMENT S.A., MODELO MGC 101, TIPO S 100, Nº 1874.	38.500	0,1691	6.520	2
1158	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	AI-LAB3-03	GERADOR DE AR ZERO INSAT, MODELO JPAG 1001, Nº 270085.	11.600	0,1691	1.970	2
1159	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	BV-LAB3-01	BOMBA DE ULTRA VACUO ALCATEL, MODELO DRYTEL 31, Nº D3722.	32.900	0,1691	5.570	2
1160	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1161	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1162	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1163	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1164	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1165	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1166	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1167	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1168	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1169	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1170	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1171	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1172	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1173	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1174	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2

1175	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1176	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1177	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1178	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1179	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1180	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1181	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1182	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1183	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1184	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1185	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1186	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1187	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1188	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1189	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1190	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1191	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1192	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1193	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1194	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	G-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 6 LITROS.	31.000	0,1724	5.350	2
1195	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	M-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1724	710	2
1196	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	M-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1724	710	2
1197	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	M-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1724	710	2
1198	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	M-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1724	710	2
1199	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	M-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1724	710	2
1200	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	M-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1724	710	2
1201	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	M-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1724	710	2
1202	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	M-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1724	710	2
1203	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	M-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1724	710	2
1204	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	M-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1724	710	2
1205	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	M-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1724	710	2
1206	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	M-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 400 ML.	4.100	0,1724	710	2
1207	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	P-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,8 LITROS.	9.800	0,1724	1.690	2
1208	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	P-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,8 LITROS.	9.800	0,1724	1.690	2
1209	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	P-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,8 LITROS.	9.800	0,1724	1.690	2
1210	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	P-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,8 LITROS.	9.800	0,1724	1.690	2
1211	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	P-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,8 LITROS.	9.800	0,1724	1.690	2
1212	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	P-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,8 LITROS.	9.800	0,1724	1.690	2
1213	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	P-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,8 LITROS.	9.800	0,1724	1.690	2
1214	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	P-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,8 LITROS.	9.800	0,1724	1.690	2
1215	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	P-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,8 LITROS.	9.800	0,1724	1.690	2
1216	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	P-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,8 LITROS.	9.800	0,1724	1.690	2
1217	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	P-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1,8 LITROS.	9.800	0,1724	1.690	2
1218	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	P-01	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1.8 LITROS.	9.800	0,1724	1.690	2
1219	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	P-13	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1 LITRO.	6.900	0,1724	1.190	2
1220	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	P-13	RECIPIENTE EM ACO INOX PARA COLETA DE AR, TIPO SUMMA CANISTER, CAPACIDADE 1 LITRO.	6.900	0,1724	1.190	2
1221	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	SENSOR DE DIRECAO DO VENTO.	7.500	0,1301	980	1
1222	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	SENSOR DE DIRECAO DO VENTO.	7.500	0,1301	980	1
1223	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	SENSOR DE DIRECAO DO VENTO.	7.500	0,1301	980	1
1224	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	SENSOR DE RADIACAO SOLAR.	2.000	0,1301	270	1

1225	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	SENSOR DE TEMPERATURA/UNIDADE.	140	0,1301	20	1
1226	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	SENSOR DE TEMPERATURA/UNIDADE.	140	0,1301	20	1
1227	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	SENSOR DE TEMPERATURA/UNIDADE.	140	0,1301	20	1
1228	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	SENSOR DE TEMPERATURA/UNIDADE.	140	0,1301	20	1
1229	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	SENSOR DE TEMPERATURA/UNIDADE.	140	0,1301	20	1
1230	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	SENSOR DE VELOCIDADE DO VENTO.	5.300	0,1301	690	1
1231	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	-	SENSOR DE VELOCIDADE DO VENTO.	5.300	0,1301	690	1
1232	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	SV-LAB3-01	PROGRAMADOR DE COLETA DE AMOSTRA WEDDING & ASSOCIATES, Nº 119342CS.	4.000	0,1724	690	2
1233	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	SV-LAB3-02	PROGRAMADOR DE COLETA DE AMOSTRA WEDDING & ASSOCIATES, Nº 119344CS.	4.000	0,1724	690	2
1234	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	SV-LAB3-03	PROGRAMADOR DE COLETA DE AMOSTRA WEDDING & ASSOCIATES, Nº 119343CS.	4.000	0,1724	690	2
1235	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	SV-LAB3-04	PROGRAMADOR DE COLETA DE AMOSTRA WEDDING & ASSOCIATES, Nº 119341CS.	4.000	0,1724	690	2
1236	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	SV-LAB3-05	PROGRAMADOR DE COLETA DE AMOSTRA WEDDING & ASSOCIATES, Nº 0795159CS.	4.000	0,1724	690	2
1237	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	SV-LAB3-06	PROGRAMADOR DE COLETA DE AMOSTRA WEDDING & ASSOCIATES, Nº 0795160CS.	4.000	0,1724	690	2
1238	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	SV-LAB3-07	PROGRAMADOR DE COLETA DE AMOSTRA WEDDING & ASSOCIATES, Nº 0795157CS.	4.000	0,1724	690	2
1239	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	SV-LAB3-08	PROGRAMADOR DE COLETA DE AMOSTRA WEDDING & ASSOCIATES, Nº 0795158CS.	4.000	0,1724	690	2
1240	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	US-001	BANHO MARIA POR ULTRASSOM THORNTON, MODELO T14 COM TIMER, Nº 97174.	1.800	0,1691	310	2
1241	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO QUALIDADE DE AR	X-LAB3-01	LIMPADOR AUTOMATICO DE CANISTERS ENVIRONMENTAL SUPPY, MODELO C9501 CAN CLEANER.	68.100	0,1691	11.520	2
1242	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	-	MAQUINA DE GELO FAB: EVEREST	5.600	0,1301	730	1
1243	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	-	ENCUBADORA DE AMOSTRA FAB: TECNAL MODELO: TE-391	5.500	0,1301	720	1
1244	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	-	CENTRIFUGA DE TUBOS FAB: FANEM MODELO: 206MP	4.600	0,1301	600	1
1245	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	-	CAPELA DE FLUXO LAMINAR FAB: VECCO 1000 MM 600 MM 1000 MM	10.900	0,1301	1.420	1
1246	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	-	AUTOCLAVE VERTICAL FAB: PHOENIX MODELO: AV 75	9.300	0,1301	1.210	1
1247	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	-	AUTOCLAVE VERTICAL FAB: FABBE MODELO: 103	13.300	0,1301	1.740	1
1248	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	-	AUTOCLAVE VERTICAL FAB: FANEM MODELO: 415	10.700	0,1301	1.400	1
1249	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	CL003	CHAPA AQUECEDORA FAB: FISATOM MODELO: 752A	2.800	0,1301	370	1
1250	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	EGC-50	MAQUINA DE GELO FAB: EVEREST	5.600	0,1301	730	1
1251	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	ES005	ESTUFA DE SECAGEM FAB: FANEM MODELO: 002CB	4.000	0,1301	530	1
1252	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	ES006	ESTUFA DE SECAGEM FAB: FANEM MODELO: 002CB	4.000	0,1301	530	1
1253	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	ES012	ESTUFA DE SECAGEM FAB: FANEM MODELO: ORION 515	4.000	0,1301	530	1
1254	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO BIOLOGIA	PL	CHAPA AQUECEDORA FAB: TECNAL MODELO: TE-038	2.800	0,1301	370	1
1255	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE DIGESTÃO DE AMOSTRA	-	CHAPA AQUECEDORA FAB: JUNG	2.800	0,1361	390	1
1256	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE DIGESTÃO DE AMOSTRA	-	CHAPA AQUECEDORA FAB: JUNG	2.800	0,1361	390	1
1257	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE DIGESTÃO DE AMOSTRA	-	MICROONDAS DIGESTOR FAB: CEM MODELO: WAS7000	35.600	0,1361	4.850	1
1258	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE DIGESTÃO DE AMOSTRA	-	NO-BREAK 10KVA FAB: PERFECTION MODELO: CM	15.800	0,1361	2.160	1
1259	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE DIGESTÃO DE AMOSTRA	CL004	CAPELA DE FLUXO LAMINAR FAB: VECCO 1500 MM 600 MM 1500 MM	10.900	0,1361	1.490	1
1260	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE DIGESTÃO DE AMOSTRA	MO002	MICROONDAS DIGESTOR FAB: AMEF MODELO: AMP1-M	35.600	0,5449	19.400	6
1261	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇÃO	-	FORNO MICROONDAS FAB: CEM MODELO: WAS7000	35.600	0,1361	4.850	1
1262	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇÃO	-	CHAPA AQUECEDORA FAB: TECNAL MODELO: TE038	2.800	0,1361	390	1
1263	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇÃO	-	BOMBA DE VACUO FAB: PRISMATEC 2,2M³/H	2.300	0,1361	320	1
1264	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇÃO	-	ESTUFA DE SECAGEM DE MATERIAIS FAB: NOVA ETICA	4.000	0,6775	2.710	8
1265	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇÃO	BT005	BANHO MARIA FAB: TECNAL MODELO: TE056	3.200	0,1361	440	1
1266	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇÃO	CL-021	CAPELA FAB: VIDY DIM: 1,5 X 0,7 X 1 M	7.300	0,6775	4.950	8
1267	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇÃO	CL026	EXAUSTOR DUPLO 2000 MM 1000 MM 1000 MM	9.400	0,1361	1.280	1
1268	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇÃO	CL038	CAPELA DE FLUXO LAMINAR FAB: VECCO 1500 MM 1000 MM 1000 MM	10.900	0,1361	1.490	1
1269	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇÃO	DG002	MAQUINA DE GELO FAB: EVEREST MODELO: EGC50	5.600	0,1361	770	1
1270	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇÃO	ES-009	ESTUFA DE SECAGEM DE MATERIAIS FAB: FANEM, MOD: 315 SE	10.300	0,6775	6.980	8
1271	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇÃO	PF001	CHAPA DE AQUECIMENTO FAB: ELCAR MAQUINA LTDA MODELO: 60 CICLOS	9.300	0,1361	1.270	1
1272	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE INCINERAÇÃO	VI001	VISCOSIMETRO FAB: BROOK FIELD MODELO: LVT	9.500	0,1361	1.300	1
1273	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE ÓTICA	-	NO BREAK FAB: DOMINION MODELO: DON 18000	29.600	0,1301	3.860	1
1274	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE ÓTICA	-	NO BREAK FAB: THOR MODELO: BATERIA V	47.600	0,6775	32.250	8
1275	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE ÓTICA	-	NO BREAK FAB: THOR MODELO: BATERIA V	47.600	0,6775	32.250	8
1276	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE ÓTICA	-	NO BREAK FAB: THOR MODELO: BATERIA V	47.600	0,6775	32.250	8
1277	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE ÓTICA	-	NO BREAK FAB: THOR MODELO: BATERIA V	47.600	0,6775	32.250	8
1278	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE ÓTICA	AM002	ANALISADOR DE MERCURIO MODELO: DMA80	138.300	0,6130	84.780	7
1279	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DE ÓTICA	CL034	CAPELA DE FLUXO LAMINAR FAB: VECCO	10.900	0,1361	1.490	1
1280	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DESTILAÇÃO	-	DESTILADOR DE AMONIA FAB: QUIMIS MODELO: Q308.26	6.500	0,1361	890	1
1281	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DESTILAÇÃO	-	DESTILADOR DE AMONIA FAB: QUIMIS MODELO: Q308.26	6.500	0,1361	890	1
1282	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DESTILAÇÃO	CL032	EXAUSTOR DUPLO MATERIAL INOX 3000 MM 1000 MM 1000 MM	8.000	0,1361	1.090	1
1283	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DESTILAÇÃO	CL033	EXAUSTOR DUPLO MATERIAL INOX 3000 MM 1000 MM 1000 MM	8.000	0,1361	1.090	1
1284	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DESTILAÇÃO	ES010	ESTUFA DE SECAGEM FAB: QUIMIS MODELO: Q3178222	2.500	0,1361	350	1

1285	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DESTILAÇÃO	ES013	ESTUFA DE SECAGEM FAB: FANEM MODELO: ORION515	4.000	0,1361	550	1
1286	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO DESTILAÇÃO	FM002	MICROONDAS DIGESTOR FAB: PROVECTO ANALITICA MODELO: DGT100PLUS	63.400	0,1361	8.630	1
1287	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO ECOTOXICOLOGICOS	-	MESA AGITADORA FAB: TECNAL MODELO: TE140 N/S: 99151	7.700	0,1301	1.010	1
1288	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO ECOTOXICOLOGICOS	-	ANALISADOR MICROTOX FAB: AZUR ENVIRONMENTAL MODELO: 500	104.600	0,1301	13.610	1
1289	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO ECOTOXICOLOGICOS	CG001	CAMARA DE GERMINACAO FAB: TECNAL MODELO: TE401	6.800	0,1301	890	1
1290	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO ECOTOXICOLOGICOS	CG002	CAMARA DE GERMINACAO FAB: TECNAL MODELO: TE401	6.800	0,1301	890	1
1291	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO ECOTOXICOLOGICOS	CG003	CAMARA DE GERMINACAO FAB: TECNAL MODELO: TE401	6.800	0,6130	4.170	7
1292	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO ECOTOXICOLOGICOS	MA003	AGITADOR FAB: NOVA ETICA MODELO: 109 N/S: 12391\08	7.700	0,1301	1.010	1
1293	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO MICROBIOLOGIA	-	ENCUBADORA DE AMOSTRA FAB: TECNAL MODELO: TE-391	5.500	0,1301	720	1
1294	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO MICROBIOLOGIA	-	ENCUBADORA DE AMOSTRA FAB: TECNAL MODELO: TE-391	5.500	0,1301	720	1
1295	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO MICROBIOLOGIA	-	BOMBA DE VACUO FAB: ABM VACUM BRAND 2,2M³/H	2.300	0,1301	300	1
1296	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO MICROBIOLOGIA	-	CHAPA AQUECEDORA FAB: FISATOM MODELO: 752A	2.800	0,1301	370	1
1297	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO MICROBIOLOGIA	-	FIRE BOY FAB: INTEGRA BIOSCIENTES	3.300	0,1301	430	1
1298	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO MICROBIOLOGIA	BT009	BANHO MARIA FAB: QUIMIS MODELO: Q215 D2	1.800	0,1301	240	1
1299	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO MICROBIOLOGIA	CC002	CONTADOR DE COLONIAS FAB: PHOENIX MODELO: CP600	2.100	0,1301	280	1
1300	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	LABORATÓRIO MICROBIOLOGIA	MI003	MICROSCOPIO FAB: NIKON MODELO: ECLIPSE E 100 N/S: 8338007	6.700	0,1301	880	1
1301	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	PRAPARAÇÃO DE AMOSTRA	-	BOMBA DE VACUO FAB: PRISMATEC MODELO: 1032B 3,5M³/H	2.400	0,1361	330	1
1302	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	PRAPARAÇÃO DE AMOSTRA	-	TURBO A VAP FAB: ZYMARK MODELO: II CONCENTRATION WORKSATION	19.200	0,1361	2.620	1
1303	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	PRAPARAÇÃO DE AMOSTRA	-	AGITADOR AUTOMATICO FAB: SHAKER 3D MODELO: GLAS-COL	7.700	0,1361	1.050	1
1304	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO	SALA DE LAVAGEM	RE022	GELADEIRA INDUSTRIAL FAB: SANDINOX	6.000	0,1329	800	1
1305	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO			ESPECTOFOTOMETRO; FAB: SPECTRO; MOD: FME	268.000	0,7387	197.980	9
1306	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO			IONS; FAB: METRHOM; MOD: 881; COM MODULO COMPACT ICPRO	43.000	0,7387	31.770	9
1307	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO			CROMATOGRAFO GASOSO; FAB: BRUKER; MOD: SCION SQ 450GC	180.600	0,7387	133.410	9
1308	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO			CROMATOGRAFO GASOSO; FAB: BRUKER	424.300	0,7387	313.440	9
1309	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO			PRE-CONCENTRADOR; FAB: NUTECH; MOD: 8900DS	147.700	0,7387	109.110	9
1310	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO			TURBOVAP; FAB: BIOTAGE; MOD: TURBOVAP II	45.300	0,7387	33.470	9
1311	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO			TURBIDIMETRO; FAB: QUIMIS; MOD: Q297P	5.100	0,7387	3.770	9
1312	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO			CALORIMETRO 6200 - SISTEMA EXP	120.500	0,8517	102.630	11
1313	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO			CALORIMETRO 6200	120.500	0,8517	102.630	11
1314	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO			TITULADOR, FAB: KARL FISCHER/METLER; MOD: V20	21.500	0,8517	18.320	11
1315	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO			FORNO INDUSTRIAL P/LABORATORIO (2 UNID)	13.700	0,8517	11.670	11
1316	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO			ESPECTROFOTOMETRO UV-VISIVEL; FAB: PHARO; MOD: 300	10.400	0,7967	8.290	10
1317	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO			ESPECTROFOTOMETRO UV-VISIVEL; FAB: PHARO; MOD: 300	10.400	0,7967	8.290	10
1318	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO			ESPECTROFOTOMETRO UV-VISIVEL; FAB: PHARO; MOD: 300	10.400	0,8517	8.860	11
1319	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO			MILLI-Q - SISTEMA DE PURIFICACAO DE AGUA	8.800	0,8517	7.500	11
1320	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO			FORNO DE RESISTENCIA ELÉTRICA	17.100	0,8517	14.570	11
1321	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO			CENTRIFUGA; FAB: QUIMIS; MOD: Q222T216	4.900	0,7387	3.620	9
1322	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LABORATÓRIO			MICROSCOPIO; FAB: NIKON; MOD: E100	6.700	0,7387	4.950	9
1323	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	INCINERAÇÃO			SECADOR DE AR; FAB: ATLAS COPCO; MOD: FX16	67.900	0,7387	50.160	9
1324	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	INCINERAÇÃO			COMPRESSOR DE AR; FAB: ATLAS COPCO; MOD: GA22VSDFF	98.300	0,7387	72.620	9
1325	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	INCINERAÇÃO	LABORATORIO		CALORIMETRO; FAB: PARN; MOD: 620016510	134.900	0,7387	99.660	9
1326	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	PLANTA PILOTO			PLANTA PILOTO COMPOSTA POR: CONTAINER - PLANTA PILOTO | REATOR - SISTEMA BIOLOGICO | REATOR - SISTEMA MBBR | REATOR - SISTEMA MICROFILTRACAO EP | REATOR - UASB | BOMBA PERISTALTICA | BOMBA VACUO | BOMBA CENTRIFUGA | BOMBA DOSADORA | PAINEL ELETRICO DE FORCA E SINAL | VALVULA DE RETENCAO | VALVULA ESFERA | VALVULA CONTROLADORA DE PRESSAO | VALVULA SOLENOIDE | MANOMETROS | MALHA DE VAZAO | MALHA DE ANALISADORES | MALHA DE NIVEL | CHAVES | PERIFERICOS (TUBOS E CONEXOES)	327.300	0,7387	241.780	9
1327	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	PLANTA PILOTO			PLANTA PILOTO COMPOSTA POR: CONTAINER II - PLANTA PILOTO | REATOR TRATAMENTO FISICO-QUIMICO | SISTEMA DE MICROFILTRACAO | FILTRO DE AREIA | FILTRO DE CARVAO | ABRANDADOR | TORRE DESCARBONADORA | SISTEMA ILTRAVIOLETA | SISTEMA OZONIO | ULTRAFILTRACAO KOCH | SISTEMA DE OSMOSE REVERSA | SISTEMA RETROLAVAGEM FA/FAP/FC | SISTEMA REGENERACAO ABRANDADOR | BOMBAS PERISTAUTICAS | BOMBAS CENTRIFUGAS | PAINEL ELETRICO DE FORCA E SINAL | BOMBA DE VACUO | VALVULAS DE RETENCAO | VALVULA CONTROLADORA DE PRESSAO | VALVULAS DE ESFERA | VALVULAS SOLENOIDES | MANOMETROS | MALHA DE ANALISADORES | BOMBA DOSADORA | PERIFIERICOS | FILTRO DE AREIA POLARIZADA	458.700	0,7387	338.850	9
1328	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ÁREA DE REUSO			SISTEMA DE FLOTAÇÃO; COMPOSTO POR: FLOTADOR DE AR DISSOLVIDO; TUBO DISSOLVEDOR DE AR; CJ PARA CAPTAÇAO FLUTUANTE; TANQUES; COMPRESSORES E INSTALACÕES	13.360.000	0,8479	11.327.950	15
1329	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LCRU - ELEVATÓRIA DE LODO CRU	-	LCRU-BB-01	BOMBA CENTRIFUGA WORTHINGTON, MODELO 4DBE-104, Nº 92248.02.02, ACIONADA POR MOTOR WEG DE 20 CV.	19.800	0,1724	3.420	2
1330	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	LCRU - ELEVATÓRIA DE LODO CRU	-	LCRU-BB-02	BOMBA CENTRIFUGA WORTHINGTON, MODELO 4DBE-104, Nº 92324.01.01, ACIONADA POR MOTOR WEG DE 20 CV.	19.800	0,1724	3.420	2
1331	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	MÓDULO DE COMANDO	-	MOD-TR-01	TRANSFORMADOR TRIFASICO, CEMEC N. 114510 POTENCIA: 75 TENSAO DE ENTRADA: 480 TENSAO DE SAIDA: 220	9.300	0,3651	3.400	5
1332	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	NOVO SNO-RES-ADM	-	ETE-RES-04	TRANSFORMADOR TRIFASICO, CEMEC N. 238924 POTENCIA: 75 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 220	9.300	0,3651	3.400	5
1333	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	PÁTIO DE EQUIPAMENTOS RESERVA	-	-	TALHA ELETRICA BERG STEEL, CAPACIDADE 4 T.	10.800	0,1724	1.870	2
1334	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	POÇO PRODUÇÃO ÁGUA	-	PP-24-TR-01	TRANSFORMADOR TRIFASICO, N. POTENCIA: 112,5 KVA TENSAO DE ENTRADA: 13800 V TENSAO DE SAIDA: 380 V	36.700	0,3651	13.400	5
1335	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	PORTARIA DA ETE - SUPERVISÃO	-	-	EQUIPAMENTO TIME LAPSE, MODELO HTL 60.	1.600	0,1724	280	2
1336	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	PORTARIA DA ETE - SUPERVISÃO	-	-	EQUIPAMENTO TIME LAPSE, MODELO HTL 60.	1.600	0,1724	280	2
1337	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	PORTARIA DA ETE - SUPERVISÃO	-	-	SEQUENCIAL DE VIDEO WHITE, MODELO 4 X 2 .	100	0,1724	20	2
1338	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	PRÉDIO 5 - ARH - CENTRO MÉDICO - RECEPÇÃO	-	-	BALANCA FILIZOLA MODELO PERSONAL LINE, CAPACIDADE DE 150 KG, DIVISAO DE 0,1 KG.	9.300	0,1724	1.610	2

1339	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	PRÉDIO 5 - ARH - CENTRO MÉDICO - SALA DE EMERGÊNCIA	-	4031	BALANCA ANTROPOMETRICA FILIZOLA, MODELO 31, Nº 1567.	10.600	0,1724	1.830	2
1340	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	PRÉDIO 5 - ARH - CENTRO MÉDICO - SALA DE REPOUSO	-	-	APARELHO DE ULTRASOM MEDCIR, MODELO M45.	920	0,1724	160	2
1341	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	PRÉDIO 5 - ARH - CENTRO MÉDICO - SALA DE REPOUSO	-	-	AUTOCLAVE FANEM, MODELO 415/1, Nº AW3411, 4,5 KW.	10.700	0,1724	1.850	2
1342	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	PRÉDIO 5 - ARH - CENTRO MÉDICO - SALA DE REPOUSO	-	-	MICRO ASPIRADOR ASPIRAMAX NS, MODELO MA520, Nº 3493843.	650	0,1724	120	2
1343	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	PRÉDIO 5 - ARH - CENTRO MÉDICO - SALA DE REPOUSO	-	-	NEBULIZADOR NS, MODELO ST.	240	0,1724	50	2
1344	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	PRÉDIO 5 - ARH - CENTRO MÉDICO - SALA DE REPOUSO	-	-	NEBULIZADOR ULTRA-SONICO NS, MODELO RESPIRAMAX, Nº 35421940.	280	0,1724	50	2
1345	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	PRÉDIO 5 - ARH - CENTRO MÉDICO - SALA DE REPOUSO	-	-	NEGATOSCOPIO DE 1 CORPO BRAVE.	410	0,1724	80	2
1346	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	RADAR ACÚSTICO	-	-	RADAR ACUSTICO REMTECH, MODELO DOPPLER SODAR, INCLUINDO SENSOR DE VELOCIDADE E DIRECAO DO VENTO.	1.100	0,1724	190	2
1347	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	REFEITÓRIO - GERAL	-	-	BALANCA DE PLATAFORMA MANUAL LUCAS, MODELO PL 02, Nº 62690, CAPACIDADE 200 KG.	3.100	0,1724	540	2
1348	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	RESERVA ETE	-	ETE-RES-01	TRANSFORMADOR TRIFASICO, SIEMENS N. 9514784 POTENCIA: 45 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 220	8.300	0,3651	3.040	5
1349	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	RESERVA ETE	-	ETE-RES-02	TRANSFORMADOR TRIFASICO, TRAFO N. 29364 POTENCIA: 45 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 380	8.300	0,3651	3.040	5
1350	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	RESERVA ETE	-	ETE-RES-03	TRANSFORMADOR TRIFASICO, CEMEC N. 238923 POTENCIA: 45 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 380	8.300	0,3651	3.040	5
1351	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	RESERVA ETE	-	ETE-RES-05	TRANSFORMADOR TRIFASICO, CEMEC N. BP003965 POTENCIA: 1000 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 380	126.200	0,3651	46.080	5
1352	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	RESERVA ETE	-	ETE-RES-06	TRANSFORMADOR TRIFASICO CEMEC, Nº 68100, POTENCIA 1000 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1982.	126.200	0,1138	14.370	1
1353	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	RESERVA ETE	-	ETE-RES-07	TRANSFORMADOR TRIFASICO, CEMEC N. 68096 POTENCIA: 750 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 380	106.200	0,3651	38.780	5
1354	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	RESERVA SRS	-	TF-142 (RESERVA)	TRANSFORMADOR TRIFASICO NATIVA, Nº NA-0155-A-001-N, POTENCIA 500 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 440 V, ANO 1989.	89.800	0,1138	10.220	1
1355	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	RESERVA SRS	-	TF-RESERVA-01	TRANSFORMADOR TRIFASICO, ITAIPU N. 30734 POTENCIA: 45 TENSAO DE ENTRADA: 34500 TENSAO DE SAIDA: 220	89.800	0,3651	32.790	5
1356	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SE-M1	-	M1-TR-TA1	TRANSFORMADOR TRIFASICO CEMEC, Nº 31501, POTENCIA 1500 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1978.	130.700	0,1586	20.730	2
1357	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SEM1 - OPERADORES	-	-	OXIMETRO METTLER, MODELO MO 128, Nº 30070H.	5.200	0,1724	900	2
1358	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SE-M2	-	M1-TR-TA2	TRANSFORMADOR TRIFASICO CEMEC, Nº 31500, POTENCIA 1500 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1978.	130.700	0,1586	20.730	2
1359	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SE-M2A	-	M2A-TR-01	TRANSFORMADOR TRIFASICO CEMEC, Nº 31496, POTENCIA 750 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1975.	106.200	0,1138	12.090	1
1360	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SE-M2B	-	M2A-TR-12	TRANSFORMADOR A SECO CEMEC, Nº 114513, POTENCIA 75 KVA, TENSAO DE ENTRADA 492 V. TENSAO DE SAIDA 220/127 V. ANO 1988.	9.300	0,1138	1.060	1
1361	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SE-M2B	-	M2B-TR-08A	TRANSFORMADOR TRIFASICO UNIAO Nº 1 PARA O TA3, POTENCIA 2000 KVA, TENSAO DE ENTRADA 13.8 KV. TENSAO DE SAIDA 440 V.	155.300	0,1138	17.680	1
1362	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SE-M2B	-	M2B-TR-08B	TRANSFORMADOR TRIFASICO UNIAO Nº 2 PARA O TA3, POTENCIA 2000 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 440 V.	155.300	0,1138	17.680	1
1363	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SE-M2B	-	M2B-TR-09A	TRANSFORMADOR TRIFASICO UNIAO Nº 1 PARA O TA4, POTENCIA 2000 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 440 V.	155.300	0,1138	17.680	1
1364	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SE-M2B	-	M2B-TR-09B	TRANSFORMADOR TRIFASICO UNIAO Nº 2 PARA O TA4, POTENCIA 2000 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 440 V.	155.300	0,1138	17.680	1
1365	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SE-M3	-	M1-TR-TA2/ELC	TRANSFORMADOR TRIFASICO CEMEC, Nº 68101, POTENCIA 1500 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1982.	130.700	0,1619	21.170	2
1366	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SE-M3	-	M3-TR-01	TRANSFORMADOR TRIFASICO CEMEC, Nº 31497, POTENCIA 750 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1975.	106.200	0,1138	12.090	1
1367	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SE-M3	-	M3-TR-02	TRANSFORMADOR TRIFASICO CEMEC, Nº 68098, POTENCIA 750 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1982.	106.200	0,1138	12.090	1
1368	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SE-M3	-	M3-TR-03	TRANSFORMADOR TRIFASICO CEMEC, Nº 113951, POTENCIA 750 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 380/220 V, ANO 1982.	106.200	0,1138	12.090	1
1369	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SEM3 - SUBESTAÇÃO DOS DIGESTORES	-	GG-AB	GRUPO GERADOR NEGRINI, TIPO ATX, MODELO 40/39, Nº 25106, POTENCIA 375 KVA, ANO 1984, ACIONADO POR MOTOR A DIESEL CUMMINS.	260.200	0,1640	42.680	2
1370	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SE-M4	-	M4-TR-01	TRANSFORMADOR TRIFASICO CEMEC, Nº 31495, POTENCIA 225 KVA, TENSAO DE ENTRADA 13.8 KV. TENSAO DE SAIDA 380/220 V.	55.700	0,1138	6.340	1
1371	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SEM4 - SUBESTAÇÃO DOS DECANTADORES SECUNDÁRIOS 1 A 6	-	-	GRUPO GERADOR NEGRINI, TIPO ATE, MODELO 33/44, Nº 24266, POTENCIA 275 KVA, ANO 1984, ACIONADO POR MOTOR A DIESEL SCANIA.	201.000	0,1640	32.970	2
1372	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SE-M5	-	M5-TR-01	TRANSFORMADOR TRIFASICO UNIAO, POTENCIA 1500 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 440 V, ANO 1991.	130.700	0,1138	14.880	1
1373	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SE-M5	-	M5-TR-10	TRANSFORMADOR TRIFASICO, CEMEC N. 114512 POTENCIA: 75 TENSAO DE ENTRADA: 480 TENSAO DE SAIDA: 220	9.300	0,3651	3.400	5
1374	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SE-M6	-	M6-TR-01	TRANSFORMADOR TRIFASICO UNIAO, Nº 9112029, POTENCIA 500 KVA, TENSAO DE ENTRADA 13,8 KV, TENSAO DE SAIDA 480 V, ANO 1991.	89.800	0,1138	10.220	1
1375	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SE-M6	-	M6-TR-11	TRANSFORMADOR TRIFASICO, CEMEC N. POTENCIA: 75 TENSAO DE ENTRADA: 480 TENSAO DE SAIDA: 220	9.300	0,3651	3.400	5
1376	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SE-PRINCIPAL	-	SEP-TR-01	TRANSFORMADOR TRIFASICO, TRAFO N. 61165G POTENCIA: 5000 TENSAO DE ENTRADA: 33000 TENSAO DE SAIDA: 13800	89.800	0,3651	32.790	5
1377	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SE-PRINCIPAL	-	SEP-TR-02	TRANSFORMADOR TRIFASICO, TRAFO N. 61164G POTENCIA: 5000 TENSAO DE ENTRADA: 33000 TENSAO DE SAIDA: 13800	89.800	0,3651	32.790	5
1378	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SE-PRINCIPAL	-	SEP-TR-03	TRANSFORMADOR TRIFASICO, N. 238923 POTENCIA: 45 TENSAO DE ENTRADA: 13800 TENSAO DE SAIDA: 220	8.300	0,3651	3.040	5
1379	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SE-PRINCIPAL	-	SEP-TR-04	TRANSFORMADOR TRIFASICO, UNIAO N. 501801 POTENCIA: 5000 TENSAO DE ENTRADA: 33000 TENSAO DE SAIDA: 13800	89.800	0,3651	32.790	5
1380	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SE-PRINCIPAL	-	SEP-TR-05	TRANSFORMADOR TRIFASICO, UNIAO N. 501802 POTENCIA: 5000 TENSAO DE ENTRADA: 33000 TENSAO DE SAIDA: 13800	89.800	0,3651	32.790	5
1381	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - PÓLO DE CAMACARI	-	PE-128-01	BOMBA SUBMERSIVEL, INSTALADA EM POCO DE EXTRACAO PARA RECALQUE DE LIQUIDO (BARREIRA HIDRAULICA).	3.300	0,1691	560	2
1382	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - PÓLO DE CAMACARI	-	PE-128-01	BOMBA SUBMERSIVEL, INSTALADA EM POCO DE EXTRACAO PARA RECALQUE DE LIQUIDO (BARREIRA HIDRAULICA).	3.300	0,1691	560	2
1383	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - PÓLO DE CAMACARI	-	PE-128-01	BOMBA SUBMERSIVEL, INSTALADA EM POCO DE EXTRACAO PARA RECALQUE DE LIQUIDO (BARREIRA HIDRAULICA).	3.300	0,1691	560	2

1384	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - PÓLO DE CAMAÇARI	-	PE-128-01	BOMBA SUBMERSIVEL, INSTALADA EM POCO DE EXTRACAO PARA RECALQUE DE LIQUIDO (BARREIRA HIDRAULICA).	3.300	0,1691	560	2
1385	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - PÓLO DE CAMAÇARI	-	PE-128-01	BOMBA SUBMERSIVEL, INSTALADA EM POCO DE EXTRACAO PARA RECALQUE DE LIQUIDO (BARREIRA HIDRAULICA).	3.300	0,1691	560	2
1386	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - PÓLO DE CAMAÇARI	-	PE-128-01	BOMBA SUBMERSIVEL, INSTALADA EM POCO DE EXTRACAO PARA RECALQUE DE LIQUIDO (BARREIRA HIDRAULICA).	3.300	0,1691	560	2
1387	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - PÓLO DE CAMAÇARI	-	PE-128-01	BOMBA SUBMERSIVEL, INSTALADA EM POCO DE EXTRACAO PARA RECALQUE DE LIQUIDO (BARREIRA HIDRAULICA).	3.300	0,1691	560	2
1388	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - PÓLO DE CAMAÇARI	-	PE-128-01	BOMBA SUBMERSIVEL, INSTALADA EM POCO DE EXTRACAO PARA RECALQUE DE LIQUIDO (BARREIRA HIDRAULICA).	3.300	0,1691	560	2
1389	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - PÓLO DE CAMAÇARI	-	PE-128-01	BOMBA SUBMERSIVEL, INSTALADA EM POCO DE EXTRACAO PARA RECALQUE DE LIQUIDO (BARREIRA HIDRAULICA).	3.300	0,1691	560	2
1390	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - PÓLO DE CAMAÇARI	-	PE-128-01	BOMBA SUBMERSIVEL, INSTALADA EM POCO DE EXTRACAO PARA RECALQUE DE LIQUIDO (BARREIRA HIDRAULICA).	3.300	0,1691	560	2
1391	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - PÓLO DE CAMAÇARI	-	PE-128-01	BOMBA SUBMERSIVEL, INSTALADA EM POCO DE EXTRACAO PARA RECALQUE DE LIQUIDO (BARREIRA HIDRAULICA).	3.300	0,1691	560	2
1392	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA ÁGUA - BARREIRA HIDRÁULICA - PÓLO DE CAMAÇARI	-	PE-128-01	BOMBA SUBMERSIVEL, INSTALADA EM POCO DE EXTRACAO PARA RECALQUE DE LIQUIDO (BARREIRA HIDRAULICA).	3.300	0,1691	560	2
1393	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	-	-	EQUIPAMENTO AMOSTRADOR DE AGUA MANUAL, MODELO BAYLLER.	6.200	0,1691	1.050	2
1394	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	-	-	EQUIPAMENTO AMOSTRADOR DE AGUA MANUAL, MODELO BAYLLER.	6.200	0,1691	1.050	2
1395	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	-	-	EQUIPAMENTO PARA INVESTIGACAO DE SOLO E AGUA SUBTERRANEA QED ENVIRONMENTAL, MODELO HIDROPUNCH, REFERENCIA HP 1000, INCLUINDO ACESSORIOS.	18.500	0,1691	3.130	2
1396	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	-	-	MEDIDOR DE FASE LIVRE HS HIDROSUPRIMENTOS, MODELO HSIF-30.	5.400	0,1691	920	2
1397	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	-	-	MEDIDOR DE NIVEL DE AGUA ALTRONIC, MODELO SYSTEM MDN, COMPRIMENTO 50 M.	5.400	0,1691	920	2
1398	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	-	-	MEDIDOR DE NIVEL DE AGUA FISCHER, MODELO SYSTEM WLZ, COMPRIMENTO 100 M.	5.400	0,1691	920	2
1399	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	-	-	MEDIDOR DE NIVEL DE AGUA SOLINST, MODELO 101, COMPRIMENTO 50 M, Nº 26767.	5.400	0,1691	920	2
1400	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	-	-	MEDIDOR DE NIVEL DE AGUA SOLINST, MODELO 101, COMPRIMENTO 50 M, Nº 26849.	5.400	0,1691	920	2
1401	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	-	-	OXIMETRO METTLER, MODELO MO 128, Nº 200598M.	5.200	0,1691	880	2
1402	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	-	-	MAQUINA DE SONDAGEM GEO PROBE, MODELO 540 M, Nº Z125M54, ACIONADO POR MOTOR A GASOLINA PORTACO, INCLUINDO ACESSORIOS.	233.000	0,2060	48.000	2
1403	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	-	CD-008	CONDUTIVIMETRO ORION, MODELO 135A.	840	0,1691	150	2
1404	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	-	OX-005	OXIMETRO METTLER, MODELO MO 128, Nº 100078M.	5.200	0,1691	880	2
1405	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	-	PH-013	PHMETRO METTLER, MODELO MP-120, Nº 98773M.	2.500	0,1691	430	2
1406	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA ÁGUA - EQUIPAMENTOS	-	PH-015	PHMETRO METTLER, MODELO MP-120, Nº 104663M.	2.500	0,1691	430	2
1407	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA -RE - ADMINISTRAÇÃO - INSPETORES	-	-	PHMETRO DIGIMED, MODELO DM-PV, Nº 12205.	2.500	0,1724	440	2
1408	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA -RE - ALMOXARIFADO	-	CP-SRS-01	COMPRESSOR DE AR RESPIRAVEL SCHULZ, MODELO MSV 40 SA/350, CAPACIDADE 351 L, INSTALADO SOBRE CARRETA COM 2 RODAS, REBOCAVEL, INCLUINDO ACESSORIOS.	10.300	0,1724	1.780	2
1409	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA -RE - BIOLAVAGEM	-	-	BALANCA DE PLATAFORMA WILMY, MODELO R104, Nº 15496, ANO 1996, CAPACIDADE 300 KG.	840	0,1724	150	2
1410	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA -RE - BIOLAVAGEM	-	SRS-BS-01	BOMBA SUBMERSIVEL PARA O SISTEMA DE BIOLAVAGEM.	3.300	0,1724	570	2
1411	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA -RE - GERAL	-	SRS-BS-02	BOMBA SUBMERSIVEL PARA DRENAGEM DE CHORUME DOS POCOS DOS ATERROS.	3.300	0,1724	570	2
1412	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA -RE - GERAL	-	SRS-BS-04	BOMBA SUBMERSIVEL PARA DRENAGEM DE CHORUME.	3.300	0,1724	570	2
1413	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA -RE - LAVADOR DE VEÍCULOS	-	CP-SRS-03	COMPRESSOR DE AR WAYNE, MODELO W20/60SD, Nº 57238, PRESSAO 12,3 KG/CM^3.	9.700	0,1724	1.680	2
1414	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA -RE - LAVADOR DE VEÍCULOS	-	SRS-BL-01	BOMBA CENTRIFUGA PARA LAVAGEM DE VEICULOS DRESSER, MODELO LU6402, Nº 4400, ACIONADA POR MOTOR WEG DE 4 CV, 1730 RPM.	6.800	0,1724	1.180	2
1415	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA -RE - PRENSA DE TAMBORES	-	-	PRENSA HIDRAULICA PARA AMASSAR TAMBORES, ACIONADO POR MOTOR WEG DE 10 CV E UNIDADE HIDRAULICA.	37.400	0,1724	6.450	2
1416	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA -RE - SISTEMA DE INCÊNCDIO (BC-01)	-	SRS-BC-01	BOMBA CENTRIFUGA PARA INCENDIO OMEL, MODELO UND II AB, TAMANHO 3X1 1/2X8, Nº 123609, VAZAO 40 M^3/H, 55 MCA, ANO 1990, ACIONADA POR MOTOR WEG DE 20 CV, 3520 RPM.	20.300	0,1724	3.500	2
1417	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA -RE - SISTEMA DE INCÊNCDIO (BC-02)	-	SRS-BC-02	BOMBA CENTRIFUGA PARA INCENDIO HERO, MODELO L2000-H125F, Nº 6900, VAZAO 228 M^3/H, ANO 1996, O.F. 3260/96, ACIONADA POR MOTOR A DIESEL MWM.	90.600	0,1862	16.870	2
1418	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA -RE - TRATAMENTO DE ASCAREL	-	-	BOMBA CENTRIFUGA PARA DRENAGEM DE OLEO ASCAREL, CARCACA EM FIBRA DE VIDRO, ACIONADA POR MOTOR ELETRICO.	4.900	0,1724	850	2
1419	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SMA -RE - TRATAMENTO DE ASCAREL	-	CP-SRS-01	COMPRESSOR DE AR RESPIRAVEL SCHULZ, MODELO MSV 40 SA/350, CAPACIDADE 351 L, INSTALADO SOBRE CARRETA COM 2 RODAS, REBOCAVEL, INCLUINDO ACESSORIOS.	10.300	0,1724	1.780	2
1420	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SNO - GERAL	-	TA3-VB-01	VALVULA PARA MANOBRA BARBARA (SAIDA DO TA4), REFERENCIA 07D MC 2500, ANO 1992, DIAMETRO 1200 MM.	11.800	0,1138	1.350	1
1421	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SNO - GERAL	-	TA3-VB-02	VALVULA PARA MANOBRA BARBARA (INTERLIGACAO TA3/TA4), REFERENCIA 07D MC 2500, ANO 1992, DIAMETRO 1200 MM.	11.800	0,1159	1.370	1
1422	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SNO - GERAL	-	TA3-VB-03	VALVULA PARA MANOBRA BARBARA (SAIDA DO TA3), REFERENCIA 07D MC 2500, ANO 1992, DIAMETRO 1200 MM.	11.800	0,1138	1.350	1
1423	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SNO - PRÉDIO DA OFICINA DO TPM	-	-	BOMBA CENTRIFUGA THEBE PARA ALIMENTACAO DE EFLUENTES PARA O EQUIPAMENTO ISCO, MODELO TH-16AL, VAZAO 10,9 M^3/H, 28 MCA, Nº 9909101. ACIONADA POR MOTOR ELETRICO.	11.400	0,1724	1.970	2
1424	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SNO - PRÉDIO DA OFICINA DO TPM	-	-	COMPRESSOR DE AR SCHULZ, CODIGO 25003623, Nº C-092590, ANO 1999, CAPACIDADE 100 L. PRESSAO 9.3 KG/CM^2.	6.800	0,1276	870	1
1425	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SNO - PRÉDIO DA OFICINA DO TPM	-	-	COMPRESSOR DE AR SCHULZ, MODELO MAS 8.1/25 MOTORALUMINIO, 2 HP, CAPACIDADE 24 L.	6.800	0,1724	1.180	2
1426	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 100 - COMBATE A INCÊNDIO	-	B-160A	BOMBA CENTRIFUGA PARA INCENDIO HERO, MODELO BMO 6J, REFERENCIA HRS 386, VAZAO 150 M^3/H, Nº 46, O.F. 3259/99, ACIONADA POR MOTOR A DIESEL SCANIA.	51.400	0,1724	8.870	2
1427	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 100 - COMBATE A INCÊNDIO	-	B-160B	BOMBA CENTRIFUGA PARA INCENDIO HERO, MODELO BMO 6J, REFERENCIA HRS 386, VAZAO 150 M^3/H, Nº 44, O.F. 3259/99, ACIONADA POR MOTOR A DIESEL SCANIA.	51.400	0,1724	8.870	2
1428	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 100 - COMBATE A INCÊNDIO	-	B-162	BOMBA CENTRIFUGA PARA INCENDIO HERO, MODELO O32B, VAZAO 8 M^3/H, Nº 454, ANO 1989, ACIONADA POR MOTOR WEG DE 30 CV, 3490 RPM.	27.300	0,1707	4.670	2
1429	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 100 - COMBATE A INCÊNDIO	-	B-223	BOMBA DE EMERGENCIA PARA ALIMENTACAO DO QUENCHER FAL, MODELO 50X40X33, Nº 308, ANO 1988, ACIONADA POR MOTOR A DIESEL YANMAR, MODELO NSB 90.	6.400	0,1691	1.090	2
1430	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 100 - INCINERADOR DE LÍQUIDOS	-	B-123A	BOMBA PNEUMATICA PARA TRANSFERENCIA DE AGUA CONTAMINADA DA AREA 600 PARA O TQ-120 SAND PIPER, MODELO EB3-A, TIPO TGN-1-CL, Nº 329886.	2.000	0,1724	350	2
1431	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 100 - INCINERADOR DE LÍQUIDOS	-	B-123B	BOMBA PNEUMATICA PARA TRANSFERENCIA DE AGUA CONTAMINADA DA AREA 600 PARA O TQ-120 SAND PIPER, MODELO EB3-A, TIPO TGN-1-CL, Nº 329723.	2.000	0,1724	350	2

1432	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 200 - CALDEIRA	-	-	CALDEIRA ATA, TIPO ATA 8G, MODELO H3N, ANO 1989, SUPERFICIE DE VAPORIZACAO 32 M^2, CAPACIDADE 1000 KG/H DE VAPOR, PRESSAO MPTA 15,82 KG/CM^2, PRESSAO TESTE 20,77 KG/CM^3, INCLUINDO VENTILADOR, MODELO C, TAMANHO 2,5, VAZAO 21 M^3/MIN; BOMBAS CENTRIFUGAS E DEMAIS ACESSORIOS	135.900	0,1707	23.200	2
1433	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 200 - COMPRESSORES	-	C-241A	COMPRESSOR ATLAS COPCO, MOD: GA 75	414.200	0,2329	96.470	2
1434	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 200 - COMPRESSORES	-	C-241B	COMPRESSOR ATLAS COPCO, MOD: GA 75	414.200	0,2329	96.470	2
1435	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 200 - COMPRESSORES	-	VP-241	VASO PULMAO PARA AR DE SERVICO NORDEQ, O.P. C062/89, PRESSAO 12 KG/CM^2, CAPACIDADE 5 M^3, Nº 054000511.	39.000	0,1724	6.730	2
1436	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 200 - COMPRESSORES	-	VP-242	VASO PULMAO PARA AR DE INSTRUMENTO NORDEQ, O.P. C062/89, PRESSAO 12 KG/CM^2, CAPACIDADE 2,5 M^3, Nº 054000512.	22.500	0,1724	3.880	2
1437	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 200 - DOSAGEM PARA O PROCESSO	-	BD-270A	BOMBA DOSADORA DE SOLUCOES PARA O PROCESSO OMEL, MODELO DMP 0-3, Nº 136681B, ANO 1995, ACIONADA POR MOTOR ELETRICO.	15.300	0,1724	2.640	2
1438	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 200 - DOSAGEM PARA O PROCESSO	-	BD-270B	BOMBA DOSADORA DE SOLUCOES PARA O PROCESSO OMEL, MODELO DMP 0-3, Nº 136681A, ANO 1995, ACIONADA POR MOTOR ELETRICO.	15.300	0,1724	2.640	2
1439	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 200 - DOSAGEM PARA O PROCESSO	-	TQ-270A	TANQUE PARA SOLUCAO DE UREIA, CONSTRUIDO EM FIBRA DE VIDRO, DIAMETRO 2400 MM, ALTURA 1850 MM, CAPACIDADE 7,8 M^3.	12.700	0,1724	2.190	2
1440	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 200 - DOSAGEM PARA O PROCESSO	-	TQ-270B	TANQUE PARA SOLUCAO DE UREIA, CONSTRUIDO EM FIBRA DE VIDRO, DIAMETRO 2400 MM. ALTURA 1850 MM. CAPACIDADE 7.8 M^3.	12.700	0,1724	2.190	2
1441	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 200 - TORRES	-	TR-251A	TORRE DE RESFRIAMENTO ALPINA, MODELO 25 SG, Nº 17118, REFERENCIA 28/42/32/2/4.	49.700	0,1724	8.570	2
1442	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 200 - TORRES	-	TR-251B	TORRE DE RESFRIAMENTO ALPINA, MODELO 25 SG, Nº 17118, REFERENCIA 28/42/32/2/4.	49.700	0,1724	8.570	2
1443	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 400 - INCINERADOR DE LÍQUIDOS	-	-	SISTEMA DE INCINERACAO DE LIQUIDOS SULZER, COMPOSTO POR: SOPRADOR DE AR PARA FORNALHA; FORNALHA; DUTO DE EXTENSAO DO FORNO; RESFRIADOR "QUENCHER", INCLUINDO 2 VASOS PARA ALIMENTACAO DE AGUA; VASO DO "QUENCHER"; TORRE DE ABSORCAO COM 3 ESTAGIOS, INCLUINDO 2 VASOS PARA RECIRCULACAO; VENTURI PARA LAVAGEM DE GASES; TANQUE DE SOLUCAO ALCALINA PARA LAVAGEM DE GASES; SEPARADOR DE GOTAS "DIMISHTER" Nº 1; SISTEMA DE EXAUSTAO DARMA; CHAMINE; SEPARADOR DE GOTAS "DIMISHTER" Nº 2 E BOMBAS CENTRIFUGAS	51.920.000	0,1148	5.960.420	1
1444	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 600 - ESTOCAGEM DE RESÍDUOS PARA INCINERAÇÃO	-	B-611A	BOMBA CENTRIFUGA PARA HCS, ACIONADA POR MOTOR WEG DE 10 CV, 1760 RPM.	32.300	0,1707	5.520	2
1445	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 600 - ESTOCAGEM DE RESÍDUOS PARA INCINERAÇÃO	-	B-611B	BOMBA CENTRIFUGA PARA HCS MULTISTEEL, MODELO RF 32-260, Nº OS-2057-A, VAZAO 7 M^3/H, 22 MCA, ANO 1989, ACIONADA POR MOTOR WEG DE 10 CV, 1740 RPM.	32.300	0,1707	5.520	2
1446	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 600 - ESTOCAGEM DE RESÍDUOS PARA INCINERAÇÃO	-	B-621A	BOMBA CENTRIFUGA PARA RESIDUOS MULTISTEEL, MODELO RF 32-260, Nº OS-2055-A, VAZAO 10 M^3/H, 20 MCA, ANO 1989, ACIONADA POR MOTOR WEG DE 10 CV. 1740 RPM.	22.000	0,1707	3.760	2
1447	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 600 - ESTOCAGEM DE RESÍDUOS PARA INCINERAÇÃO	-	B-621B	BOMBA CENTRIFUGA PARA RESIDUOS MULTISTEEL, MODELO RF 32-260, Nº OS-2057-B, VAZAO 7 M^3/H, 22 MCA, ANO 1989, ACIONADA POR MOTOR WEG DE 10 CV, 1740 RPM.	22.000	0,1707	3.760	2
1448	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 600 - ESTOCAGEM DE RESÍDUOS PARA INCINERAÇÃO	-	B-641A	BOMBA CENTRIFUGA PARA HCS KSB, MODELO ANS 23-200, Nº 346201, VAZAO 70 M^3/H, 20 MCA, ANO 1989, ACIONADA POR MOTOR WEG DE 3 CV, 1725 RPM.	4.100	0,1707	700	2
1449	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 600 - ESTOCAGEM DE RESÍDUOS PARA INCINERAÇÃO	-	B-651A	BOMBA CENTRIFUGA PARA RESIDUOS MULTISTEEL, MODELO RF 32-260, Nº OS-2056-A, VAZAO 10 M^3/H, 20 MCA, ANO 1989, ACIONADA POR MOTOR WEG DE 10 CV. 1740 RPM.	22.000	0,1707	3.760	2
1450	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 600 - ESTOCAGEM DE RESÍDUOS PARA INCINERAÇÃO	-	B-651B	BOMBA CENTRIFUGA PARA RESIDUOS MULTISTEEL, MODELO RF 32-260, Nº OS-2056-B, VAZAO 10 M^3/H, 20 MCA, ANO 1989, ACIONADA POR MOTOR WEG DE 10 CV, 1740 RPM.	22.000	0,1707	3.760	2
1451	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 600 - ESTOCAGEM DE RESÍDUOS PARA INCINERAÇÃO	-	VP-611A	TANQUE SOB PRESSAO NORDEQ, CONSTRUIDO EM ACO CARBONO PARA ESTOCAGEM DE HIDROCARBONETO SECO (HCS), PRESSAO 20 KG/CM^2, ANO 1989. CAPACIDADE 68 M^3.	90.900	0,1707	15.520	2
1452	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 600 - ESTOCAGEM DE RESÍDUOS PARA INCINERAÇÃO	-	VP-611A	TANQUE SOB PRESSAO NORDEQ, CONSTRUIDO EM ACO CARBONO PARA ESTOCAGEM DE HIDROCARBONETO SECO (HCS), PRESSAO 20 KG/CM^2, ANO 1989, CAPACIDADE 68 M^3.	90.900	0,1707	15.520	2
1453	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 700 - DECANTADOR CS-710	-	B-711A	BOMBA CENTRIFUGA PARA DRENAGEM DO CS-710 ASH, VAZAO 6,13 M^3/H, 8,2 MCA, ACIONADA POR MOTOR WEG DE 3 CV, 1730 RPM.	20.500	0,1724	3.540	2
1454	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 700 - DECANTADOR CS-710	-	B-712B	BOMBA CENTRIFUGA PARA DRENAGEM DO CS-710 OMEL, MODELO UND II A05, Nº 132695, ANO 1992, ACIONADA POR MOTOR WEG DE 3 CV, 1710 RPM.	20.500	0,1724	3.540	2
1455	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 700 - SISTEMA DE NEUTRALIZAÇÃO (HCL)	-	-	BOMBA PNEUMATICA PARA O TANQUE DE ACIDO CLORIDRICO TQ-714.	2.000	0,1724	350	2
1456	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 700 - SISTEMA DE NEUTRALIZAÇÃO (HCL)	-	B-723A	BOMBA CENTRIFUGA PARA DRENAGEM DO TQ-717, ACIONADA POR MOTOR WEG DE 3 CV, 1760 RPM.	11.400	0,1724	1.970	2
1457	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 700 - SISTEMA DE NEUTRALIZAÇÃO (HCL)	-	B-723B	BOMBA CENTRIFUGA PARA DRENAGEM DO TQ-717, ACIONADA POR MOTOR WEG DE 3 CV. 1760 RPM.	11.400	0,1724	1.970	2
1458	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 700 - TANQUE DE DECANTAÇÃO	-	B-122A	BOMBA CENTRIFUGA PARA AGUA CONTAMINADA DRESSER, MODELO D820, TAMANHO 1,5X1X6, Nº 14296.01.02, ANO 2000, ACIONADA POR MOTOR DE 3 CV. 3500 RPM.	11.400	0,1301	1.490	1
1459	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 700 - TANQUE DE DECANTAÇÃO	-	B-122B	BOMBA CENTRIFUGA PARA AGUA CONTAMINADA DRESSER, MODELO D820, TAMANHO 1,5X1X6, Nº 14296.01.01, ANO 2000, ACIONADA POR MOTOR DE 3 CV. 3500 RPM.	11.400	0,1301	1.490	1
1460	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 700 - TANQUE DE DECANTAÇÃO	-	B-722A	BOMBA CENTRIFUGA PARA DRENAGEM DO TQ-720, ACIONADA POR MOTOR WEG DE 3 CV, 3500 RPM.	11.400	0,1724	1.970	2
1461	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 700 - TANQUE DE DECANTAÇÃO	-	B-722B	BOMBA CENTRIFUGA PARA DRENAGEM DO TQ-720, ACIONADA POR MOTOR WEG DE 3 CV, 3500 RPM.	11.400	0,1724	1.970	2
1462	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 8100 - INCINERADOR DE SÓLIDOS	-	-	SISTEMA DE INCINERACAO DE SOLIDOS ANDERSEN, COMPOSTO POR: ALIMENTADOR TIPO "RAM-FEEDER"; FORNO ROTATIVO; AFTER BURNER; ESTEIRA TRANSPORTADORA DE CINZAS; CICLONE RETENTOR DE PARTICULAS; VENTURI (LAVAGEM ALCALINA); TORRE DE LAVAGEM DE GASES; HEAF, INCLUINDO EXAUSTOR; CHAMINE	65.890.000	0,1254	8.262.610	1
1463	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 8100 - INCINERADOR DE SÓLIDOS	-	GE-8000	GRUPO GERADOR STEMAC, POTENCIA 73/81 KVA, 380 V, ANO 1998, Nº ST-081044108, ACIONADO POR MOTOR A DIESEL MWM.	67.300	0,1968	13.250	2
1464	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 8300 - SODA CÁUSTICA	-	-	BOMBA PNEUMATICA PARA O TANQUE DE SODA CAUSTICA.	2.000	0,1276	260	1
1465	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 8300 - SODA CÁUSTICA	-	P-301A	BOMBA CENTRIFUGA PARA SODA CAUSTICA MARCH, MODELO TE-75-MD, Nº 155-092-10, ACIONADA POR MOTOR WEG DE 1 1/2 CV, 3420 RPM.	4.900	0,1276	630	1
1466	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 8300 - SODA CÁUSTICA	-	P-301B	BOMBA CENTRIFUGA PARA SODA CAUSTICA MARCH, MODELO TE-75-MD, Nº C155-0092-0100, ACIONADA POR MOTOR WEG DE 1 1/2 CV, 3420 RPM.	4.900	0,1276	630	1
1467	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA 8600 - RECEBIMENTO DE RESÍDUOS SÓLIDOS	-	P-800	BOMBA DE ENGRENAGENS PARA ALIMENTACAO DE RESIDUOS MOTION INDUSTRIES, Nº 1105060, ACIONADA POR MOTOR WEG DE 20 CV, 1780 RPM E UNIDADE HIDRAULICA.	20.300	0,1276	2.600	1
1468	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA DO BLEND	-	-	SISTEMA PARA TRITURAR SOLIDOS QUEBRADOR DE EIXO DUPLO PALLMANN	498.900	0,4107	204.900	5
1469	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - ÁREA DO BLEND	-	-	SISTEMA PARA TRITURAR SOLIDOS TRITUTEC 50/21 COM JOGOS DE FACAS	483.700	0,5301	256.410	7
1470	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - OFINICA MECÂNICA	-	-	ESMERIL DE BANCADA SKR, POTENCIA 1/2 CV, Nº 79971.	430	0,1276	60	1

1471	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - OFINICA MECÂNICA	-	-	FURADEIRA DE BANCADA KONE, MODELO MK 30, CAPACIDADE 3/8".	2.700	0,4107	1.110	5
1472	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - OFINICA MECÂNICA	-	-	PRENSA HIDRAULICA MANUAL, CAPACIDADE 30 T.	13.000	0,1968	2.560	2
1473	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - PORTARIA	-	-	BALANCA RODOVIARIA ELETRONICA TOLEDO, MODELO 810RP, Nº 69125.NR, CAPACIDADE 60.000 KG, INCLUINDO MODULO DE COMANDO E CONTROLLER, MODELO 9154. LARGURA DA PLATAFORMA 3X21 M.	38.800	0,3651	14.170	5
1474	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - RECEBIMENTO DEAMOSTRAS	-	-	CAPELA DE FLUXO LAMINAR Nº 1 VIDY, LARGURA 120 CM, PROFUNDIDADE 80 CM.	21.500	0,1276	2.750	1
1475	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - RECEBIMENTO DEAMOSTRAS	-	-	COIFA EM ACO CARBONO, INCLUINDO SISTEMA DE EXAUSTAO, DIMENSOES 100X80 CM.	8.000	0,1276	1.030	1
1476	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	SRS - RECEBIMENTO DEAMOSTRAS	-	-	COIFA EM ACO CARBONO, INCLUINDO SISTEMA DE EXAUSTAO, DIMENSOES 180X80 CM.	8.000	0,1276	1.030	1
1477	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-01	AERADOR SUPERFICIAL Nº 01, ACIONADO POR REDUTOR FALK, MODELO 2120YZXZ-B-31, Nº 750841 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1478	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-02	AERADOR SUPERFICIAL Nº 02, ACIONADO POR REDUTOR FALK, MODELO 2120YZXZ-B-31, Nº 750847 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1479	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-03	AERADOR SUPERFICIAL Nº 03, ACIONADO POR REDUTOR FALK, MODELO 2120YZXZ-B-31 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1480	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-04	AERADOR SUPERFICIAL Nº 04, ACIONADO POR REDUTOR FALK, MODELO 2120YZXZ-B-31, Nº 750835 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1481	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-05	AERADOR SUPERFICIAL Nº 05, ACIONADO POR REDUTOR FALK, MODELO 2120YZXZ-B-31, Nº 750839 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1482	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-06	AERADOR SUPERFICIAL Nº 06, ACIONADO POR REDUTOR FALK, MODELO 2120YZXZ-B-31. Nº 750844 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1483	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-07	AERADOR SUPERFICIAL Nº 07, ACIONADO POR REDUTOR TRANSMOTECNICA, MODELO MAH 23.280, Nº 164642 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1484	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-08	AERADOR SUPERFICIAL Nº 08, ACIONADO POR REDUTOR FALK, MODELO 2120YZXZ-B-31, Nº 750849 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1485	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-09	AERADOR SUPERFICIAL Nº 09, ACIONADO POR REDUTOR FALK, MODELO 2120YZXZ-B-31, Nº 750845 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1486	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-10	AERADOR SUPERFICIAL Nº 10, ACIONADO POR REDUTOR FALK, MODELO 2120YZXZ-B-31, Nº 750840 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1487	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-11	AERADOR SUPERFICIAL Nº 11, ACIONADO POR REDUTOR FALK, MODELO 2120YZXZ-B-31, Nº 750846 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1488	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-12	AERADOR SUPERFICIAL Nº 12, ACIONADO POR REDUTOR FALK, MODELO 2120YZXZ-B-31, Nº 750837 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1489	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-13	AERADOR SUPERFICIAL Nº 13, ACIONADO POR REDUTOR FALK, MODELO 2120YZXZ-B-31, Nº 750848 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1490	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-14	AERADOR SUPERFICIAL Nº 14, ACIONADO POR REDUTOR FALK, MODELO 2120YZXZ-B-31, Nº 750842 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1491	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA1 - TANQUE DE AREAÇÃO Nº 1	-	TA1-RD-15	AERADOR SUPERFICIAL Nº 15, ACIONADO POR REDUTOR FALK, MODELO 2120YZXZ-B-31, Nº 750836 E MOTOR DE 100 CV.	296.500	0,1724	51.120	2
1492	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA2 - TANQUE DE AREAÇÃO Nº 2	-	TA2-RD-1	AERADOR SUPERFICIAL Nº 01, ACIONADO POR REDUTOR HANSEN, MODELO NL36-AN45, Nº 1009 E MOTOR DE 175 CV.	168.700	0,1724	29.090	2
1493	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA2 - TANQUE DE AREAÇÃO Nº 2	-	TA2-RD-10	AERADOR SUPERFICIAL Nº 10, ACIONADO POR REDUTOR HANSEN, MODELO NL36-AN45, Nº 1011 E MOTOR DE 175 CV.	168.700	0,1724	29.090	2
1494	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA2 - TANQUE DE AREAÇÃO Nº 2	-	TA2-RD-2	AERADOR SUPERFICIAL Nº 02, ACIONADO POR REDUTOR HANSEN, MODELO NL36-AN45 E MOTOR DE 175 CV.	168.700	0,1724	29.090	2
1495	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA2 - TANQUE DE AREAÇÃO Nº 2	-	TA2-RD-3	AERADOR SUPERFICIAL Nº 03, ACIONADO POR REDUTOR HANSEN, MODELO NL36-AN45. Nº 1015 E MOTOR DE 175 CV.	168.700	0,1724	29.090	2
1496	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA2 - TANQUE DE AREAÇÃO Nº 2	-	TA2-RD-4	AERADOR SUPERFICIAL Nº 04, ACIONADO POR REDUTOR TRANSMOTECNICA, MODELO MAH 23-450, Nº 158106/1 E MOTOR DE 175 CV.	168.700	0,1724	29.090	2
1497	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA2 - TANQUE DE AREAÇÃO Nº 2	-	TA2-RD-5	AERADOR SUPERFICIAL Nº 05, ACIONADO POR REDUTOR HANSEN, MODELO NL36-AN45, Nº 1010 E MOTOR DE 175 CV.	168.700	0,1724	29.090	2
1498	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA2 - TANQUE DE AREAÇÃO Nº 2	-	TA2-RD-6	AERADOR SUPERFICIAL Nº 06, ACIONADO POR REDUTOR TRANSMOTECNICA, MODELO MAH 23-450, Nº 203000 E MOTOR DE 175 CV.	168.700	0,1724	29.090	2
1499	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA2 - TANQUE DE AREAÇÃO Nº 2	-	TA2-RD-7	AERADOR SUPERFICIAL Nº 07, ACIONADO POR REDUTOR E MOTOR DE 175 CV.	168.700	0,1724	29.090	2
1500	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA2 - TANQUE DE AREAÇÃO Nº 2	-	TA2-RD-8	AERADOR SUPERFICIAL Nº 08, ACIONADO POR REDUTOR HANSEN, MODELO NL36-AN45, Nº 1017 E MOTOR DE 175 CV.	168.700	0,1724	29.090	2
1501	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA2 - TANQUE DE AREAÇÃO Nº 2	-	TA2-RD-9	AERADOR SUPERFICIAL Nº 09, ACIONADO POR REDUTOR TRANSMOTECNICA, MODELO MAH 23-450, Nº 167005 E MOTOR DE 175 CV.	168.700	0,1724	29.090	2
1502	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-01	AERADOR Nº 01 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV, INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1503	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-02	AERADOR Nº 02 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV. INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1504	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-03	AERADOR Nº 03 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV. INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1505	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-04	AERADOR Nº 04 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV. INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1506	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-05	AERADOR Nº 05 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV. INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1507	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-06	AERADOR Nº 06 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV, INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1508	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-07	AERADOR Nº 07 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV. INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1509	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-08	AERADOR Nº 08 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV, INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1510	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-09	AERADOR Nº 09 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV. INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1511	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-10	AERADOR Nº 10 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV, INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1512	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-11	AERADOR Nº 11 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV. INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2

1513	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-12	AERADOR Nº 12 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV. INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1514	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-13	AERADOR Nº 13 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV, INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1515	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-14	AERADOR Nº 14 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV. INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1516	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-15	AERADOR Nº 15 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV. INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1517	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-16	AERADOR Nº 16 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV. INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1518	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-17	AERADOR Nº 17 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV, INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1519	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-18	AERADOR Nº 18 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV. INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1520	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-19	AERADOR Nº 19 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV. INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1521	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA3 - TANQUE DE AREAÇÃO Nº 3	-	TA3-20	AERADOR Nº 20 FILSAN, REFERENCIA ENC 3789/90, MODELO SMITH-LOVELESS, ACIONADO POR REDUTOR FLENDER, MODELO XSBN 320 E MOTOR DE 150 CV, INCLUINDO PROTECAO PARA A HELICE.	155.700	0,1724	26.850	2
1522	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA4 - TANQUE DE AREAÇÃO Nº 4	-	-	AERADOR Nº 01, ACIONADO POR REDUTOR HANSEN, TIPO QVPG3-UDN-35,5, 263 KW, Nº 00/R05A288431 E MOTOR WEG DE 150 CV.	155.700	0,1724	26.850	2
1523	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA4 - TANQUE DE AREAÇÃO Nº 4	-	-	AERADOR Nº 02, ACIONADO POR REDUTOR HANSEN, TIPO QVPG3-UDN-35,5, 263 KW, Nº 00/R05A288432 E MOTOR WEG DE 150 CV.	155.700	0,1724	26.850	2
1524	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA4 - TANQUE DE AREAÇÃO Nº 4	-	-	AERADOR Nº 03, ACIONADO POR REDUTOR HANSEN, TIPO QVPG3-UDN-35,5, 263 KW, Nº 00/R05A288433 E MOTOR WEG DE 150 CV.	155.700	0,1724	26.850	2
1525	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA4 - TANQUE DE AREAÇÃO Nº 4	-	-	AERADOR Nº 04, ACIONADO POR REDUTOR HANSEN, TIPO QVPG3-UDN-35,5, 263 KW, Nº 00/R05A288434 E MOTOR WEG DE 150 CV.	155.700	0,1724	26.850	2
1526	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA4 - TANQUE DE AREAÇÃO Nº 4	-	-	AERADOR Nº 05, ACIONADO POR REDUTOR HANSEN, TIPO QVPG3-UDN-35,5, 263 KW, Nº 00/R05A288435 E MOTOR WEG DE 150 CV.	155.700	0,1724	26.850	2
1527	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA4 - TANQUE DE AREAÇÃO Nº 4	-	-	AERADOR Nº 06, ACIONADO POR REDUTOR HANSEN, TIPO QVPG3-UDN-35,5, 263 KW, Nº 00/R05A288436 E MOTOR WEG DE 150 CV.	155.700	0,1724	26.850	2
1528	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA4 - TANQUE DE AREAÇÃO Nº 4	-	-	AERADOR Nº 07, ACIONADO POR REDUTOR HANSEN, TIPO QVPG3-UDN-35,5, 263 KW, Nº 00/R05A288437 E MOTOR WEG DE 150 CV.	155.700	0,1724	26.850	2
1529	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA4 - TANQUE DE AREAÇÃO Nº 4	-	-	AERADOR Nº 08, ACIONADO POR REDUTOR HANSEN, TIPO QVPG3-UDN-35,5, 263 KW, Nº 00/R05A288438 E MOTOR WEG DE 150 CV.	155.700	0,1724	26.850	2
1530	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA4 - TANQUE DE AREAÇÃO Nº 4	-	-	AERADOR Nº 09, ACIONADO POR REDUTOR HANSEN, TIPO QVPG3-UDN-35,5, 263 KW, Nº 00/R05A288439 E MOTOR WEG DE 150 CV.	155.700	0,1724	26.850	2
1531	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA4 - TANQUE DE AREAÇÃO Nº 4	-	-	AERADOR Nº 10, ACIONADO POR REDUTOR HANSEN, TIPO QVPG3-UDN-35,5, 263 KW, Nº 00/R05A288440 E MOTOR WEG DE 150 CV.	155.700	0,1724	26.850	2
1532	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA4 - TANQUE DE AREAÇÃO Nº 4	-	-	AERADOR Nº 11, ACIONADO POR REDUTOR HANSEN, TIPO QVPG3-UDN-35,5, 263 KW, Nº 00/R05A288445 E MOTOR WEG DE 150 CV.	155.700	0,1724	26.850	2
1533	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA4 - TANQUE DE AREAÇÃO Nº 4	-	-	AERADOR Nº 12, ACIONADO POR REDUTOR HANSEN, TIPO QVPG3-UDN-35,5, 263 KW, Nº 00/R05A288442 E MOTOR WEG DE 150 CV.	155.700	0,1724	26.850	2
1534	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA4 - TANQUE DE AREAÇÃO Nº 4	-	-	AERADOR Nº 13, ACIONADO POR REDUTOR HANSEN, TIPO QVPG3-UDN-35,5, 263 KW, Nº 00/R05A288443 E MOTOR WEG DE 150 CV.	155.700	0,1724	26.850	2
1535	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TA4 - TANQUE DE AREAÇÃO Nº 4	-	-	AERADOR Nº 14, ACIONADO POR REDUTOR HANSEN, TIPO QVPG3-UDN-35,5, 263 KW, Nº 00/R05A288444 E MOTOR WEG DE 150 CV.	155.700	0,1724	26.850	2
1536	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	TMM - COMPRESSOR	-	-	COMPRESSOR PEG, MODELO BAP, Nº 175, 700 RPM.	4.900	0,1724	850	2
1537	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	-	AMOSTRADOR DE EFLUENTES ISCO, MODELO 6700 FR REFRIGERATED SAMPLER.	34.700	0,1724	5.990	2
1538	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	URV-AS-01	AERADOR SUBMERSIVEL, ACIONADO POR MOTOR ELETRICO 60 CV.	162.200	0,1724	27.970	2
1539	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	URV-AS-01	AERADOR SUBMERSIVEL, ACIONADO POR MOTOR ELETRICO 60 CV.	162.200	0,1724	27.970	2
1540	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	URV-AS-01	AERADOR SUBMERSIVEL, ACIONADO POR MOTOR ELETRICO 60 CV.	162.200	0,1724	27.970	2
1541	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	URV-AS-01	AERADOR SUBMERSIVEL, ACIONADO POR MOTOR ELETRICO 60 CV.	162.200	0,1724	27.970	2
1542	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	URV-AS-01	AERADOR SUBMERSIVEL, ACIONADO POR MOTOR ELETRICO 60 CV.	162.200	0,1724	27.970	2
1543	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	URV-AS-01	AERADOR SUBMERSIVEL, ACIONADO POR MOTOR ELETRICO 60 CV.	162.200	0,1724	27.970	2
1544	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	URV-AS-01	AERADOR SUBMERSIVEL, ACIONADO POR MOTOR ELETRICO 60 CV.	162.200	0,1724	27.970	2
1545	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	URV-AS-01	AERADOR SUBMERSIVEL, ACIONADO POR MOTOR ELETRICO 60 CV.	162.200	0,1724	27.970	2
1546	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	URV-BC-A	BOMBA CENTRIFUGA PARA RECALQUE DE ESPUMA PARA A CDV-02 OMEL, MODELO UND II A40, Nº 127845A, ANO 1991, ACIONADA POR MOTOR WEG DE 10 CV.	30.800	0,1742	5.370	2
1547	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	URV-BC-B	BOMBA CENTRIFUGA PARA RECALQUE DE ESPUMA PARA A CDV-02 OMEL, MODELO UND II A40, Nº 127845B, ANO 1991, ACIONADA POR MOTOR WEG DE 10 CV.	30.800	0,1742	5.370	2
1548	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	URV-BD-01	BOMBA DOSADORA OMEL, MODELO DMP 0-1, ACIONADA POR MOTOR ELETRICO.	15.300	0,1834	2.810	2
1549	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	URV-CMN-01	CHAMINE EM ACO CARBONO 20.000 MM	69.200	0,1724	11.940	2
1550	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	URV - UNIDADE DE REMOÇÃO DE VOLÁTEIS	-	URV-PR-01	PORTICO ROLANTE KOCH, CAPACIDADE 1,5 T.	10.000	0,1724	1.730	2
1551	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL				MOTOR DIESEL CUMMIS QSK19 - P E BASE METALICA CONJ. REDUTOR	600.000	0,8657	519.420	12
1552	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL				MOTOGERADOR; FAB: GUASCO; MOD: SFGLD 480	468.400	0,9576	448.540	14
1553	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	ETE			TANQUE AERACAO TA-4	111.600	0,9137	101.970	17
1554	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL				GRUPO GERADOR	42.600	0,9576	40.800	14
1555	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL				GERADOR DE HIDROGENIO PARA 1 OU 2 ANALISADORES	50.100	0,9576	47.980	14
1556	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL				ANALISADOR VOC72M COMPLETO BTEX - 5 GASES +1.3 BUTADIENE; FAB: ENVIRONNEMENT; MOD: VOC72M	123.500	0,9262	114.390	9
1557	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL				CALIBRADOR MULTIPONTO MGC101 L	98.900	0,6796	67.220	6
1558	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL				MOTOBOMBA C/MOTOR DIESEL VAZAO	69.600	0,9576	66.650	14
1559	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL				SISTEMA DE LUBRIFICAÇÃO	55.500	0,7662	42.530	7
1560	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL				GERADOR DE HIDROG?NIO	47.300	0,8159	38.600	11
1561	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL				GERADOR DE AR ZERO - ZAG7001	41.700	0,8159	34.030	11
1562	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL				SONDA MULTIPARAMETRO (4 PORTAS OTICAS)	33.900	0,9262	31.400	9
1563	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL				SISTEMA MODBUS	35.000	0,8484	29.700	8
1564	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL				CAIXA EM ACO CARBONO, CHAPA 5/16" DIM. 1000X1500X500MM	40.000	0,8159	32.640	11
1565	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL				TORRE AUTO-PORTANTE DE 24M C/ BALIZAMENTO NOTURNO	28.600	0,9129	26.110	13
1566	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL				GAVETA DEMARRADORA EXTRAIVEL	28.000	0,8484	23.760	8
1567	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL				SISTEMA DE DOSAGEM DE QUIMICOS	26.500	0,9576	25.380	14
1568	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL				FOTOIONIZADOR PORTATIL	24.400	0,9262	22.600	9
1569	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL				CELULA DE FLUXO CEBCFYSI	22.800	0,9262	21.120	9
1570	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL				CONTROLADOR DIGITAL QEDMP15 (INCLUSO O QED38407)	22.700	0,9262	21.030	9
1571	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL				BOMBA SUBMERSIVEL 380V MOD. NP3127 181 LT, 7,5KW	25.800	0,6796	17.540	6
1572	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL				BOMBA SUBMERSIVEL 380V MOD. NP3127 181 LT, 7,5KW	25.800	0,6796	17.540	6

1573	MACHINES AND EQUIPMENTS	CAMAÇARI	CETREL	EVP - EMISSARIO VIA PARAFUSO	EQUIPAMENTOS VIA PARAFUSO; 2 BOMBAS CENTRIFUGA; MODULO RTU, BOOSTER, CONVERSOR E INSTALAÇÕES	156.000	0,9576	149.390	14
1574	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE SUPERFÍCIE	MB-5101A; FABRICANTE: KSB DO BRASIL; VAZAO: 2500 M^3/H NOMINAL; PRESSAO SHUT-OFF: 7,8 KGF/CM^2; TEMPPROJETO: 50ºC; POTENCIA: 815 CV; TENSAO: 4160 V; POTENCIA: 815 CV; CORRENTE: 98 A; FREQUENCIA: 60 HZ; FS: 1.15: ROTACAO: 1750 RPM	1.740.000	0,1560	271.440	2
1575	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE SUPERFÍCIE	MB-5101B; FABRICANTE: KSB DO BRASIL; VAZAO: 2500 M^3/H NOMINAL; PRESSAO SHUT-OFF: 7,8 KGF/CM^2; TEMPPROJETO: 50ºC; POTENCIA: 815 CV; TENSAO: 4160 V; POTENCIA: 815 CV; CORRENTE: 98 A; FREQUENCIA: 60 HZ; FS: 1.15: ROTACAO: 1750 RPM	1.740.000	0,1560	271.440	2
1576	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE SUPERFÍCIE	MB-5101C; FABRICANTE: KSB DO BRASIL; VAZAO: 2500 M^3/H NOMINAL; PRESSAO SHUT-OFF: 7,8 KGF/CM^2; TEMPPROJETO: 50ºC; POTENCIA: 815 CV; TENSAO: 4160 V; POTENCIA: 815 CV; CORRENTE: 98 A; FREQUENCIA: 60 HZ; FS: 1.15: ROTACAO: 1750 RPM	1.740.000	0,1560	271.440	2
1577	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE SUPERFÍCIE	MB-5101D; FABRICANTE: KSB DO BRASIL; VAZAO: 2500 M^3/H NOMINAL; PRESSAO SHUT-OFF: 7,8 KGF/CM^2; TEMPPROJETO: 50ºC; POTENCIA: 815 CV; TENSAO: 4160 V; POTENCIA: 815 CV; CORRENTE: 98 A; FREQUENCIA: 60 HZ; FS: 1.15: ROTACAO: 1750 RPM	1.740.000	0,1560	271.440	2
1578	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE SUPERFÍCIE	MB-5102A/B/C ; POTENCIA: 2 CV; TENSAO: 480 V; 3 CONJUNTOS	3.200	0,1560	500	2
1579	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE SUPERFÍCIE	MB-5102B; POTENCIA: 2 CV; TENSAO: 480 V	3.200	0,1560	500	2
1580	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE SUPERFÍCIE	MB-5102C; POTENCIA: 2 CV; TENSAO: 480 V	3.200	0,1560	500	2
1581	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS	B-5118; FUNCAO: BOMBA DE AGUA DO POCO ARTESIANO Nº 08; FABRICANTE: EBARA; VAZAO NOMINAL: 110 M^3/H; PRESSAO NOMINAL: 130 MCA; PRESSAO DE SHUT-OFF: 212 MCA; NUMERO DE ESTAGIOS: 6 ESTAGIOS; DIAMETRO DO BOCAL DA DESCARGA: Ø 5"; ROTACAO NOMINAL: 3520 RPM; TENSAO ALIMENTACAO DO MOTOR: 440 V; 60HZ; POTENCIA DO MOTOR: 75 CV; PESO MOTOR: 270 KG (C/ BOMBA = 355 KG)	42.700	0,1619	6.920	2
1582	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS	B-5119; FUNCAO: BOMBA DE AGUA DO POCO ARTESIANO Nº 09; FABRICANTE; VAZAO NOMINAL: 110 M^3/H; PRESSAO NOMINAL: 130 MCA; PRESSAO DE SHUT-OFF: 212 MCA; NUMERO DE ESTAGIOS: 6 ESTAGIOS; DIAMETRO DO BOCAL DA DESCARGA: Ø 5"; ROTACAO NOMINAL: 3520 RPM; TENSAO ALIMENTACAO DO MOTOR: 440 V; 60HZ; POTENCIA DO MOTOR: 75 CV; PESO MOTOR: 270 KG (C/ BOMBA = 355 KG)	42.700	0,1619	6.920	2
1583	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS	B-5120; FUNCAO: BOMBA DE AGUA DO POCO ARTESIANO Nº 10; FABRICANTE; VAZAO NOMINAL: 162,5 M^3/H; PRESSAO NOMINAL: 127 MCA; PRESSAO DE SHUT-OFF; NUMERO DE ESTAGIOS; DIAMETRO DO BOCAL DA DESCARGA; ROTACAO NOMINAL; TENSAO ALIMENTACAO DO MOTOR: 440 V; 60HZ; POTENCIA DO MOTOR; PESO MOTOR;	53.900	0,1619	8.730	2
1584	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS	B-5121; FUNCAO: BOMBA DE AGUA DO POCO ARTESIANO Nº 11; FABRICANTE; VAZAO NOMINAL: 162,5 M^3/H PRESSAO NOMINAL: 127 MCA PRESSAO DE SHUT-OFF; NUMERO DE ESTAGIOS; DIAMETRO DO BOCAL DA DESCARGA; ROTACAO NOMINAL; TENSAO ALIMENTACAO DO MOTOR: 440 V; 60HZ; POTENCIA DO MOTOR; PESO MOTOR;	53.900	0,1619	8.730	2
1585	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS	B-5124; FUNCAO: BOMBA DE AGUA DO POCO ARTESIANO Nº 14; FABRICANTE: EBARA; VAZAO NOMINAL: 162,5 M^3/H; PRESSAO NOMINAL: 127 MCA; PRESSAO DE SHUT-OFF: 200 MCA; NUMERO DE ESTAGIOS: 5 ESTAGIOS; DIAMETRO DO BOCAL DA DESCARGA: Ø 6"; ROTACAO NOMINAL: 3480 RPM; TENSAO ALIMENTACAO DO MOTOR: 440 V;60 HZ; POTENCIA DO MOTOR: 115 CV; PESO MOTOR: 330 KG (C/ BOMBA = 445 KG)	53.900	0,1097	5.920	1
1586	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS	B-5125; FUNCAO: BOMBA DE AGUA DO POCO ARTESIANO Nº 15; FABRICANTE: EBARA; VAZAO NOMINAL: 162,5 M^3/H; PRESSAO NOMINAL: 127 MCA; PRESSAO DE SHUT-OFF: 200 MCA; NUMERO DE ESTAGIOS: 5 ESTAGIOS; DIAMETRO DO BOCAL DA DESCARGA: Ø 6"; ROTACAO NOMINAL: 3480 RPM; TENSAO ALIMENTACAO DO MOTOR: 440 V;60 HZ; POTENCIA DO MOTOR: 115 CV; PESO MOTOR: 330 KG (C/ BOMBA = 445 KG)	53.900	0,1128	6.080	1
1587	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS	B-5127; FUNCAO: BOMBA DE AGUA DO POCO ARTESIANO Nº 17; FABRICANTE: EBARA; VAZAO NOMINAL: 162,5 M^3/H; PRESSAO NOMINAL: 127 MCA; PRESSAO DE SHUT-OFF: 200 MCA; NUMERO DE ESTAGIOS: 5 ESTAGIOS; DIAMETRO DO BOCAL DA DESCARGA: Ø 6"; ROTACAO NOMINAL: 3480 RPM; TENSAO ALIMENTACAO DO MOTOR: 440 V;60 HZ; POTENCIA DO MOTOR: 115 CV; PESO MOTOR: 330 KG (C/ BOMBA = 445 KG)	53.900	0,1128	6.080	1
1588	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS	B-5131; FUNCAO: BOMBA DE AGUA DO POCO ARTESIANO Nº 18; FABRICANTE: EBARA; VAZAO NOMINAL: 162,5 M^3/H; PRESSAO NOMINAL: 127 MCA; PRESSAO DE SHUT-OFF: 200 MCA; NUMERO DE ESTAGIOS: 5 ESTAGIOS; DIAMETRO DO BOCAL DA DESCARGA: Ø 6"; ROTACAO NOMINAL: 3480 RPM; TENSAO ALIMENTACAO DO MOTOR: 440 V;60 HZ; POTENCIA DO MOTOR: 115 CV; PESO MOTOR: 330 KG (C/ BOMBA = 445 KG)	53.900	0,1128	6.080	1
1589	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS	B-5132; FUNCAO: BOMBA DE AGUA DO POCO ARTESIANO Nº 19; FABRICANTE: EBARA; VAZAO NOMINAL: 230 M^3/H; PRESSAO NOMINAL: 156 MCA; PRESSAO DE SHUT-OFF: 248 MCA; NUMERO DE ESTAGIOS: 6 ESTAGIOS; DIAMETRO DO BOCAL DA DESCARGA: Ø 6"; ROTACAO NOMINAL: 3480 RPM; TENSAO ALIMENTACAO DO MOTOR: 440 V; 60 HZ; POTENCIA DO MOTOR: 200 CV; PESO MOTOR: 380 KG (C/ BOMBA = 521 KG)	90.600	0,1862	16.870	2
1590	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS	B-5133; FUNCAO: BOMBA DE AGUA DO POCO ARTESIANO Nº 20; FABRICANTE: EBARA; VAZAO NOMINAL: 240 M3/H; PRESSAO NOMINAL: 152; PRESSAO DE SHUT-OFF: 256; NUMERO DE ESTAGIOS: 6; DIAMETRO DO BOCAL DA DESCARGA: Ø 6 "; ROTACAO NOMINAL: 3840; TENSAO ALIMENTACAO DO MOTOR: 440 V; 60 HZ; POTENCIA DO MOTOR: 200 CV; PESO MOTOR: 380 KG (C/ BOMBA = 521 KG)	91.400	0,1862	17.020	2
1591	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS	B-5134; FUNCAO: BOMBA DE AGUA DO POCO ARTESIANO Nº 21; FABRICANTE; VAZAO NOMINAL: 230 M^3/H; PRESSAO NOMINAL: 156 MCA; PRESSAO DE SHUT-OFF; NUMERO DE ESTAGIOS; DIAMETRO DO BOCAL DA DESCARGA; ROTACAO NOMINAL; TENSAO ALIMENTACAO DO MOTOR: 440 V; 60 HZ; POTENCIA DO MOTOR; PESO MOTOR;	90.600	0,1862	16.870	2
1592	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS	B-5135; FUNCAO: BOMBA DE AGUA DO POCO ARTESIANO Nº 22; FABRICANTE: EBARA; VAZAO NOMINAL: 230 M^3/H; PRESSAO NOMINAL: 156 MCA; PRESSAO DE SHUT-OFF: 248 MCA; NUMERO DE ESTAGIOS: 6 ESTAGIOS; DIAMETRO DO BOCAL DA DESCARGA: Ø 6"; ROTACAO NOMINAL: 3480 RPM; TENSAO ALIMENTACAO DO MOTOR: 440 V; 60 HZ; POTENCIA DO MOTOR: 200 CV; PESO MOTOR: 380 KG (C/ BOMBA = 521 KG)	90.600	0,1862	16.870	2

1593	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS	MB-5128A; FUNCAO: CONJUNTOS MOTOR E BOMBA, DE AGUA DO NUCLEO DE BOMBEAMENTO DA ADUTORA IV, PARA A UTA TENSAO: 480 V; POTENCIA: 480 HP; VAZAO NOMINAL: 470 M^3/H; PRESSAO: 6,2 KGF/CM^2	1.280.000	0,3503	448.390	6
1594	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS	MB-5128B; FUNCAO: CONJUNTOS MOTOR E BOMBA, DE AGUA DO NUCLEO DE BOMBEAMENTO DA ADUTORA IV, PARA A UTA TENSAO: 480 V; POTENCIA: 480 HP; VAZAO NOMINAL: 470 M^3/H; PRESSAO: 6,2 KGF/CM^2	1.280.000	0,3503	448.390	6
1595	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	CAPTAÇÃO E ADUÇÃO DE ÁGUA DE POÇOS ARTESIANOS	MB-5128C; FUNCAO: CONJUNTOS MOTOR E BOMBA, DE AGUA DO NUCLEO DE BOMBEAMENTO DA ADUTORA IV, PARA A UTA TENSAO: 480 V; POTENCIA: 480 HP; VAZAO NOMINAL: 470 M^3/H; PRESSAO: 6,2 KGF/CM^2	1.280.000	0,3503	448.390	6
1596	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA	MB-0106A; FUNCAO: CONJUNTO MOTOR E BOMBA, DE PRESSURIZACAO DO SISTEMA DE COMBATE A INCENDIOS; FABRICANTE: WEG; TENSAO: 480 V; CORRENTE NOMINAL: 185 A; ROTACAO: 3565 RPM; POTENCIA: 150 CV; VAZAO NOMINAL: 150 M^3/H; PRESSAO SHUT-OFF: 18 KGF/CM^2	287.700	0,1560	44.890	2
1597	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA	MB-102A; FUNCAO: CONJUNTO MOTOR E BOMBA, DE AGUA PARA O SISTEMA DE COMBATE A INCENDIOS; FABRICANTE: SIEMMENS; TENSAO: 4,16 KV; CORRENTE NOMINAL: 52 A; ROTACAO: 1765 RPM; POTENCIA: 408 CV; VAZAO NOMINAL: 360 M^3/H; PRESSAO SHUT-OFF: 19 KGF/CM^2	970.000	0,1560	151.320	2
1598	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA	MB-102B; FUNCAO: CONJUNTOS MOTOR E BOMBA, DE AGUA PARA O SISTEMA DE COMBATE A INCENDIOS; FABRICANTE: ARNO; TENSAO: 4,16 KV; CORRENTE NOMINAL: 48 A; ROTACAO: 1765 RPM; POTENCIA: 400 CV; VAZAO NOMINAL: 360 M^3/H; PRESSAO SHUT-OFF: 19 KGF/CM^2	970.000	0,1560	151.320	2
1599	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA	MB-102C; FUNCAO: CONJUNTOS MOTOR E BOMBA, DE AGUA PARA O SISTEMA DE COMBATE A INCENDIOS; FABRICANTE: ARNO; TENSAO: 4,16 KV; CORRENTE NOMINAL: 48 A; ROTACAO: 1765 RPM; POTENCIA: 400 CV; VAZAO NOMINAL: 360 M^3/H; PRESSAO SHUT-OFF: 19 KGF/CM^2	970.000	0,1560	151.320	2
1600	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA	MB-103A; FUNCAO: CONJUNTO MOTOR BOMBA, DE AGUA PARA O SISTEMA DE COMBATE A INCENDIOS; FABRICANTE: ARNO; TENSAO: 4,16 KV; CORRENTE NOMINAL: 121 A; ROTACAO: 1750 RPM; POTENCIA: 1000 CV; VAZAO NOMINAL: 1080 M^3/H; PRESSAO SHUT-OFF: 15 KGF/CM^2	1.280.000	0,1560	199.680	2
1601	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA	MB-5102; FUNCAO: CONJUNTO MOTOR E BOMBA, DE AGUA PARA A UTA; FABRICANTE: ARNO; TENSAO: 4,16 KV; CORRENTE NOMINAL: 74 A; ROTACAO: 1182 RPM; POTENCIA: 600 CV; VAZAO NOMINAL: 5250 M^3/H; PRESSAO SHUT-OFF: 1.9 KGF/CM^2	1.470.000	0,1560	229.320	2
1602	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA	MB-5104A; FUNCAO: CONJUNTOS MOTOR E BOMBA, DE AGUA PARA A UTA; FABRICANTE: BUFALO; TENSAO: 480 V; CORRENTE NOMINAL: 185 A; ROTACAO: 1770 RPM; POTENCIA: 150 CV; VAZAO NOMINAL: 1500 M^3/H; PRESSAO SHUT-OFF: 1.8 KGF/CM^2	287.700	0,1560	44.890	2
1603	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA	MB-5104B; FUNCAO: CONJUNTOS MOTOR E BOMBA, DE AGUA PARA A UTA; FABRICANTE: BUFALO; TENSAO: 480 V; CORRENTE NOMINAL: 185 A; ROTACAO: 1770 RPM; POTENCIA: 150 CV; VAZAO NOMINAL: 1500 M^3/H; PRESSAO SHUT-OFF: 1.8 KGF/CM^2	287.700	0,1560	44.890	2
1604	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA	MOV-01051; FUNCAO: VALVULA MOTORIZADA DE BLOQUEIO, PARA SEPARACAO DOS RS I E RS II; FABRICANTE: BARBARA; DIAMETRO NOMINAL: 20"; TIPO: GAVETA, EXTREMIDADES FLANGEADAS, FACE COM RESSALTO, 150 LBS; FABRICANTE ATUADOR: MITO; MODELO ATUADOR: ACV 1000; TIPO DO ATUADOR: ELETRICO COM ALAVANCA DE SELECAO DE VOLANTE; MOTOR ELETRICO: WEG, TRIFASICO	10.900	0,1601	1.750	2
1605	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA	GERADOR GD-0051-01; FUNCAO: ALIMENTACAO ELETRICA PARA A MOV-01051; FABRICANTE: LEON HEIMER; POTENCIA: 30 KVA; TENSAO: 220 V; FREQUENCIA: 60 HZ; CLASSE ISOLAMENTO: F; GRAU DE PROTECAO: IPW-55	10.900	0,1601	1.750	2
1606	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA	B-0051-01A; FUNCAO: BOMBA A MOTOR DIESEL , DE AGUA DE COMBATE A INCENDIOS; FABRICANTE: SULZER; MODELO: SM-302-640; VAZAO NOMINAL: 1080 M^3/H; ROTACAO: 1750 RPM; AMT: 148 MCA; POTENCIA: 840 HP; RENDIMENTO: 0.73	1.780.000	0,1601	284.980	2
1607	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA	MB-0051-01A; FUNCAO: MOTOR A DIESEL DA B-0051-01A; FABRICANTE: DETROIT; MODELO: 12 V -149 T; POTENCIA: 840 HP; TEMP ARREFECIMENTO: 715 A 85 OC; PRESSAO OLEO: 3,3 A 4,7 KGF/CM^2; ROTACAO NOMINAL: 1780 RPM; MARCHA LENTA: 800 RPM; SOBRE VELOCIDADE: 2220 RPM; NO DE CILINDROS: 12	1.780.000	0,1601	284.980	2
1608	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA	TQ-0051-02A; FUNCAO: TANQUE PARA OLEO DIESEL DO MB-0051-01A; TIPO: CILINDRO HORIZONTAL COM TAMPOS PLANOS; CAPACIDADE: 1700 LITROS	8.400	0,1601	1.350	2
1609	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA	B-0051-01B; FUNCAO: BOMBA A MOTOR DIESEL , DE AGUA DE COMBATE A INCENDIOS; FABRICANTE: GOULDS BOMBAS E EQUIPAMLTDA; MODELO: 3405 L; VAZAO NOMINAL: 360 M^3/H; ROTACAO: 1750 RPM; AMT: 150 MCA; POTENCIA: 277,8 HP; RENDIMENTO: 0,72	970.000	0,1601	155.300	2
1610	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA	MB-0051-01B; FUNCAO: MOTOR A DIESEL DA B-0051-01B; FABRICANTE: CUMMINS; MODELO: WTTA-855-G; POTENCIA: 420 CV; TEMP ARREFECIMENTO: 715 A 85 OC; PRESSAO OLEO: 3,3 A 4,7 KGF/CM^2; ROTACAO NOMINAL: 1780 RPM; MARCHA LENTA: 800 RPM; SOBRE VELOCIDADE: 2220 RPM; NO DE CILINDROS: 6	1.780.000	0,1601	284.980	2
1611	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA	B-0051-01C; FUNCAO: BOMBAS A MOTOR DIESEL , DE AGUA DE COMBATE A INCENDIOS; FABRICANTE: SULZER; MODELO: SM 203 640; VAZAO NOMINAL: 500 M^3/H; ROTACAO: 1780 RPM; AMT: 150 MCA; POTENCIA: 420,9 HP; RENDIMENTO: 0.66	1.190.000	0,1601	190.520	2
1612	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA	B-0051-01D; FUNCAO: BOMBAS A MOTOR DIESEL , DE AGUA DE COMBATE A INCENDIOS; FABRICANTE: SULZER; MODELO: SM 203 640; VAZAO NOMINAL: 500 M^3/H; ROTACAO: 1780 RPM; AMT: 150 MCA; POTENCIA: 420,9 HP; RENDIMENTO: 0.66	1.190.000	0,1601	190.520	2
1613	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA	MB-0051-01C; FUNCAO: MOTORES A DIESEL DAS B-0051-01 C E D; FABRICANTE: WEG MOTORES LTDA; MODELO: 80; POTENCIA: 500 CV; ROTACAO: 1800 RPM; NO DE CILINDROS: 8	570.000	0,1601	91.260	2
1614	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA	MB-0051-01D; FUNCAO: MOTORES A DIESEL DAS B-0051-01 C E D; FABRICANTE: WEG MOTORES LTDA; MODELO: 80; POTENCIA: 500 CV; ROTACAO: 1800 RPM; NO DE CILINDROS: 8	570.000	0,1601	91.260	2
1615	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA	B-0051-02; FUNCAO: BOMBA DE DESCARREGAMENTO DE OLEO DIESEL; FABRICANTE: KBS; MODELO: KBS ANS 40-125; VAZAO: 20 M^3/H; ROTACAO: 1750 RPM; AMT: 6 MCA; POTENCIA: 0,83 CV; RENDIMENTO: 0,48	3.200	0,1601	520	2
1616	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	RESERVATÓRIO DE SEGURANÇA	MB-0051-02; FUNCAO: MOTOR DA B-0051-02; FABRICANTE: WEG MOTORES LTDA; MODELO: 80; POTENCIA NOMINAL: 1,5 CV; TENSAO NOMINAL: 220 V; FREQUENCIA: 60 HZ; ROTACAO: 1690 RPM; CORRENTE NOMINAL: 6A	4.100	0,1601	660	2

<table>
<tr><th></th><th></th><th></th><th></th><th></th><th></th><th></th><th></th><th></th><th></th></tr>
<tr><td>1617</td><td>MACHINES AND EQUIPMENTS</td><td>CAMAÇARI</td><td>DAC</td><td>RESERVATÓRIO DE SEGURANÇA</td><td>TQ-0051-01; FUNCAO: TANQUE PRINCIPAL DE OLEO DIESEL; ABASTECE OS TQ-0051-01A/B/C/D; FABRICANTE: ICESA; TIPO: CILINDRO HORIZONTAL COM TAMPOS PLANOS; CAPACIDADE: 10000 LITROS</td><td>30.000</td><td>0,1601</td><td>4.810</td><td>2</td></tr>
<tr><td>1618</td><td>MACHINES AND EQUIPMENTS</td><td>CAMAÇARI</td><td>DAC</td><td>UNIDADE DE TRATAMENTO DE ÁGUA – FILTRAÇÃO</td><td>SISTEMA DE FILTRACAO COMPOSTO POR: B-5204A; FUNCAO: BOMBAS DE AGUA DE CONTRA LAVAGEM DOS FT-5201A/B/C/D/E/F/G/H; TIPO: CENTRIFUGA; FABRICANTE: SULZER; VAZAO NOMINAL: 1320 M3/H; ROTACAO: 1150 RPM; MOTOR: GE; POTENCIA: 125 CV; TENSAO: 440 V; FREQUENCIA: 60 HZ; ROTACAO: 1.180 RPM | B-5230A; FUNCAO: BOMBAS DE AGUA DE LAVAGEM SUPERFICIAL DOS FT-5201A/B/C/D/E/F/G/H; TIPO: CENTRIFUGA HORIZONTAL; FABRICANTE: OMEL; NPSH REQUERIDO: 2,6 M; ROTACAO: 3.500 RPM; VAZAO MINIMA: 65 M3/H; PRESSAO DIFERENCIAL: 10 HG/CM2; ACIONADOR: MOTOR ELETRICO; POTENCIA: 50 CV; ROTACAO: 3500 RPM; TENSAO: 440 V; FREQUENCIA: 60 HZ | B-5204B; FUNCAO: BOMBAS DE AGUA DE CONTRA LAVAGEM DOS FT-5201A/B/C/D/E/F/G/H; TIPO: CENTRIFUGA; FABRICANTE: SULZER; VAZAO NOMINAL: 1320 M3/H; ROTACAO: 1150 RPM; MOTOR: GE; POTENCIA: 125 CV; TENSAO: 440 V; FREQUENCIA: 60 HZ; ROTACAO: 1.180 RPM | B-5230B; FUNCAO: BOMBAS DE AGUA DE LAVAGEM SUPERFICIAL DOS FT-5201A/B/C/D/E/F/G/H; TIPO: CENTRIFUGA HORIZONTAL; FABRICANTE: OMEL; NPSH REQUERIDO: 2,6 M; ROTACAO: 3.500 RPM; VAZAO MINIMA: 65 M3/H; PRESSAO DIFERENCIAL: 10 HG/CM2; ACIONADOR: MOTOR ELETRICO; POTENCIA: 50 CV; ROTACAO: 3500 RPM; TENSAO: 440 V; FREQUENCIA: 60 HZ | MB-5214A; FUNCAO: BOMBAS BOOSTER PARA ARRASTE DE CLORO; TIPO: CENTRIFUGA HORIZONTAL; MODELO: A2-50-250; VAZAO UNITARIA: 30 M3/H; ALTURA MANOMETRICA: 95 MCA; MATERIAL: FERRO FUNDIDO; VEDACAO: GAXETA ASBESTOS; FABRICACAO: SULZER WEISE; MOTOR ELETRICO; TIPO: HORIZONTAL COM ROTOR DE SAIDA; POTENCIA: 440 CV; CARACTERISTICAS ELETRICAS: 440V-60HZ-II POLOS; ROTACAO: 3.500 RPM; FABRICACAO: WEG; CARCACA: TFVE ISOLACAO CLASSE B | MB-5214B; FUNCAO: BOMBAS BOOSTER PARA ARRASTE</td><td>5.720.000</td><td>0,1579</td><td>903.190</td><td>2</td></tr>
<tr><td>1619</td><td>MACHINES AND EQUIPMENTS</td><td>CAMAÇARI</td><td>DAC</td><td>UNIDADE DE TRATAMENTO DE ÁGUA – ÁGUA POTÁVEL, RECUPERAÇÃO, REGENERAÇÃO E NEUTRALIZAÇÃO DE EFLUENTES</td><td>SISTEMA DE AGUA POTAVEL, NEUTRALIZACAO, RECUPERACAO E REGENERACAO DE EFLUENTES COMPOSTO POR: MB-5223B; FABRICANTE: SULZER WEIZE; TIPO: A2 80-160; VAZAO: 150 M3/H; TEMP: AMBIENTE; NPSH: 4,6; POTENCIA: 40CV; HT: 40 M; ROTACAO: 3500 RPM; MOTOR; FABRICANTE: ARNO; TIPO: ASSINCRONO TRIFASICO; MODELO: ERQ 180 LX; POTENCIA: 40 CV; RPM: 3490 RPM; FREQUENCIA: 60 HZ; TENSAO: 440 V; CORRENTE: 49 A; CAT: B | MB-5210A; MOTOR; FABRICANTE: GENERAL ELETRIC; FREQUENCIA: 60 HZ; POTENCIA: 2 CV; ROTACAO: 1.715 RPM; CARCACA: 145 T TIPO CAT. B A-3.58; REDUTOR; FABRICANTE: TRANSMOTECNICA; TIPO: U.G . 4 A; ROTACAO ENTR: 1800 RPM; REDUCAO: 1.15; POT NOMINAL: 1.45 CV; LUBRIFICACAO: GRAX A; SINT: 0,84L | MB-5210B; MOTOR; FABRICANTE: GENERAL ELETRIC; FREQUENCIA: 60 HZ; POTENCIA: 2 CV; ROTACAO: 1.715 RPM; CARCACA: 145 T TIPO CAT. B A-3.58; REDUTOR; FABRICANTE: TRANSMOTECNICA; TIPO: U.G . 4 A; ROTACAO ENTR: 1800 RPM; REDUCAO: 1.15; POT NOMINAL: 1.45 CV; LUBRIFICACAO: GRAX A; SINT: 0,84L | BOMBA B-5240A; VAZAO: 200 M3/H | BOMBA B-5240B; VAZAO: 200 M3/H | BOMBA B-5240C; VAZAO: 200 M3/H | BOMBA B-5240D; VAZAO: 200 M3/H | TANQUE TQ-5215-B | TANQUE TQ-5215C | TANQUE TQ-5216A; CAPACIDADE: 7,9 M3 | TANQUE TQ-5216B | TANQUE TQ-5216C | MOTOBOMBA MB-5217A; VAZAO: 38 M3/H; POTENCIA: 5 HP | MOTOBOMBA MB-5217B; VAZAO: 38 M3/H; POTENCIA: 5 HP | BOMBA B-5207; POTENCIA: 7,5 CV | BOMBA B-5211A; VAZAO: 2,160 M^{3}/H | BOMBA B-5211B; VAZAO: 2,160 M^{3}/H | BOMBA B-5211C; VAZAO: 2,160 M^{3}/H | BOMBA B-5211D; VAZAO: 0,720 M^{3}/H | BOMBA B-5211E; VAZAO: 0,720 M^{3}/H | BOMBA B-5212A; VAZAO: 1,570 M^{3}/H | BOMBA B-5212B; VAZAO: 1,570 M^{3}/H | BOMBA B-5212C; VAZAO: 1,570 M^{3}/H | BOMBA B-5212D; VAZAO: 0,870 M^{3}/H | BOMBA B-</td><td>35.700.000</td><td>0,1579</td><td>5.637.030</td><td>2</td></tr>
<tr><td>1620</td><td>MACHINES AND EQUIPMENTS</td><td>CAMAÇARI</td><td>DAC</td><td>UNIDADE DE TRATAMENTO DE ÁGUA – CLARIFICAÇÃO</td><td>SISTEMA DE CLARIFICACAO DE AGUA, COMPOSTO POR: BOMBA B-5201A; VAZAO: 1960M3/H; POTENCIA: 450 HP | BOMBA B-5201C; VAZAO: 1960M3/H; POTENCIA: 450 HP | BOMBA B-5201D; VAZAO: 1950M3/H; POTENCIA: 450 HP | BOMBA B-5201E; VAZAO: 1950M3/H; POTENCIA: 450 HP | AGITADOR A-5203C; POTENCIA: 10 HP | AGITADOR A-5203D; POTENCIA: 10 HP | MOTOBOMBA MB-5231A; POTENCIA: 0,75 HP; CAPACIDADE: 260 L/H | MOTOBOMBA MB-5231B; POTENCIA: 0,75 HP; CAPACIDADE: 260 L/H | MOTOBOMBA MB-5231C; POTENCIA: 0,75 HP; CAPACIDADE: 260 L/H | MOTOBOMBA MB-5231D; POTENCIA: 0,75 HP; CAPACIDADE: 260 L/H | BOMBA B-5234A; POTENCIA: 0,75HP; CAPACIDADE: 378 L/H | BOMBA B-5234B; POTENCIA: 0,75HP; CAPACIDADE: 378 L/H | MOTOBOMBA MB-5219C; POTENCIA: 0,75 HP; CAPACIDADE: 355 L/H | MOTOBOMBA MB-5219D; POTENCIA: 0,75 HP; CAPACIDADE: 355 L/H | MOTOBOMBA MB-5219E; POTENCIA: 0,75 HP; CAPACIDADE: 355 L/H | BOMBA B-5219F; VAZAO: 20 M3/H | TANQUE TQ-5204-B; CAPACIDADE: 40000 L | TANQUE TQ-5204-C; CAPACIDADE: 40000 L | TANQUE TQ-5204-D; CAPACIDADE: 40000 L | TANQUE TQ-5204-E; CAPACIDADE: 40000 L | TANQUE TQ-5226A | TANQUE TQ-5226B | BOMBA B-5233A; VAZAO: 3/M3/H | BOMBA B-5233B; VAZAO: 3/M3/H | BOMBA B-5233C; VAZAO: 3/M3/H | ELEVADOR DE CANECAS TMS-5201; CAPACIDADE: 8 M3/H | ELEVADOR DE CANECAS ; POTENCIA: 1,5KW | ROSCA EXTRATORA TMS 5202; POTENCIA: 1,5 KW; CAPACIDADE: 8 M3/H | DOSADOR DO-5204A; VAZAO: 3,0 M3/H | DOSADOR DO-5204B; VAZAO: 3,0 M3/H | DOSADOR DO-5204C; VAZAO: 3,0 M3/H | AGITADOR A-5201A; POTENCIA: 20 CV | AGITADOR A-5201B; POTENCIA: 20 CV | AGITADOR A-5211A; POTENCIA: 6,78 HP | AGITADOR A-5211B; POTENCIA: 6,78 HP | TANQUE TQ-5227A | TANQUE TQ-5227B | BOMBA B-5229A; VAZAO: 30 M3/H | BOMBA B-5229B;</td><td>83.750.000</td><td>0,1579</td><td>13.224.130</td><td>2</td></tr>
</table>

1621	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	UNIDADE DE TRATAMENTO DE ÁGUA – DESMINERALIZAÇÃO I	SISTEMA DE DESMINERALIZACAO DE AGUA, COMPOSTO POR: VASO V-5201A; VAZAO: 261 M3/H; CAPACIDADE: 11.500 L | VASO V-5201B; VAZAO: 261 M3/H; CAPACIDADE: 11.500 L | VASO V-5201C; VAZAO: 261 M3/H; CAPACIDADE: 11.500 L | VASO V-5201D; VAZAO: 261 M3/H; CAPACIDADE: 11.500 L | VASO V-5202A; VAZAO: 200M3/H | VASO V-5202B; VAZAO: 200M3/H | VASO V-5202C; VAZAO: 200M3/H | VASO V-5202D; VAZAO: 200M3/H | VALVULA V-5202J; VAZAO: 200M3/H | VASO V-5202J; CAPACIDADE: 200 M3/H | TORRE DESCARBONATADORAS T-5201A; VAZAO: 327 M3/H; CAPACIDADE: 987 M3/H | TORRE DESCARBONATADORAS T-5201B; VAZAO: 327 M3/H; CAPACIDADE: 987 M3/H | TORRE DESCARBONATADORAS T-5201C; VAZAO: 327 M3/H; CAPACIDADE: 987 M3/H | SOPRADOR DA TORRE DESCARBONATADORA MSP-5201A; VAZAO: 270 M3/MIN; POTENCIA: 20 HP | SOPRADOR DA TORRE DESCARBONATADORA MSP-5201B; VAZAO: 270 M3/MIN; POTENCIA: 20 HP | SOPRADOR DA TORRE DESCARBONATADORA MSP-5201C; VAZAO: 270 M3/MIN; POTENCIA: 20 HP | MOTOBOMBA MB-5205A; VAZAO: 327 M3/H; POTENCIA: 100 HP | MOTOBOMBA MB-5205B; VAZAO: 327 M3/H; POTENCIA: 100 HP | MOTOBOMBA MB-5205C; VAZAO: 327 M3/H; POTENCIA: 100 HP | MOTOBOMBA MB-5205D; VAZAO: 327 M3/H; POTENCIA: 100 HP | MOTOBOMBA MB-5205E; VAZAO: 327 M3/H; POTENCIA: 100 HP | VASO V-5203A; VAZAO: 200M3/H; CAPACIDADE: 16000 L | VASO V-5203B; VAZAO: 200M3/H; CAPACIDADE: 16000 L | VASO V-5203C; VAZAO: 200M3/H; CAPACIDADE: 16000 L | VASO V-5203D; VAZAO: 200M3/H; CAPACIDADE: 16000 L | VASO V-5203J; CAPACIDADE: 200M3/H | VASO V-5204A; VAZAO: 200 M3/H; CAPACIDADE: 3,700 L | VASO V-5204B; VAZAO: 200 M3/H; CAPACIDADE: 3,700 L | VASO V-5204C; VAZAO: 200 M3/H; CAPACIDADE: 3,700 L | VASO V-5204D; VAZAO: 200 M3/H; CAPACIDADE: 3,700 L |	100.500.000	0,1560	15.678.000	2
1622	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	UNIDADE DE TRATAMENTO DE ÁGUA – DESMINERALIZAÇÃO II	SISTEMA DE DESMINERALIZACAO DE AGUA, COMPOSTO POR: VASO V-5201E; VAZAO: 250 M3/H; CAPACIDADE: 16.200 L | VASO V-5201F; VAZAO: 250 M3/H; CAPACIDADE: 16.200 L | VASO V-5201G; VAZAO: 250 M3/H; CAPACIDADE: 16.200 L | VASO V-5201H; VAZAO: 250 M3/H; CAPACIDADE: 16.200 L | VASO V-5202E; VAZAO: 250 M3/H | VASO V-5202F; VAZAO: 250 M3/H | VASO V-5202G; VAZAO: 250 M3/H | VASO V-5202H; VAZAO: 250 M3/H | VASO V-5202I; VAZAO: 250 M3/H | VENTILADORES SP-5201D; VAZAO: 236 M3/MIN; POTENCIA: 20 CV | VENTILADORES SP-5201E; VAZAO: 236 M3/MIN; POTENCIA: 20 CV | VENTILADORES SP-5201F; VAZAO: 236 M3/MIN; POTENCIA: 20 CV | BOMBA B-5205F; VAZAO: 333 M3/H; POTENCIA: 150 HP | BOMBA B-5205G; VAZAO: 333 M3/H; POTENCIA: 150 HP | BOMBA B-5205H; VAZAO: 333 M3/H; POTENCIA: 150 HP | BOMBA B-5205I; VAZAO: 333 M3/H; POTENCIA: 150 HP | BOMBA B-5205J; VAZAO: 333 M3/H; POTENCIA: 150 HP | VASO V-5203E1; VAZAO: 250 M3/H | VASO V-5203F1; VAZAO: 250 M3/H | VASO V-5203G1; VAZAO: 250 M3/H | VASO V-5203H1; VAZAO: 250 M3/H | VASO V-5203I1; VAZAO: 250 M3/H | VASO V-5203E2; VAZAO: 250 M3/H | VASO V-5203F2; VAZAO: 250 M3/H | VASO V-5203G2; VAZAO: 250 M3/H | VASO V-5203H2; VAZAO: 250 M3/H | VASO V-5203I2; VAZAO: 250 M3/H | VASO V-5204E; VAZAO: 250 M3/H; CAPACIDADE: 200 M3/H | VASO V-5204F; VAZAO: 250 M3/H; CAPACIDADE: 200 M3/H | VASO V-5204G; VAZAO: 250 M3/H; CAPACIDADE: 200 M3/H | VASO V-5204H; VAZAO: 250 M3/H; CAPACIDADE: 200 M3/H | VASO V-5204I; VAZAO: 250 M3/H; CAPACIDADE: 200 M3/H | SOPRADORES PARA MISTURA DOS LEITO MISTO-II MSP-5202C; VAZAO: 10 M3/MIN; POTENCIA: 25 CV | SOPRADORES PARA MISTURA DOS LEITO MISTO-II MSP-5202D; VAZAO: 10 M3/MIN; POTENCIA: 25 CV | TRAMPA DE RESINA TR-5201 | TANQUE TQ-5217C | TANQUE TQ-5217D | MOTOBOMBA	100.500.000	0,1601	16.090.050	2
1623	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	UTILIDADES	TALHA ELETRICA; FAB: SAMM; CAP: 2T	7.000	0,1439	1.010	1
1624	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	SKID	SISTEMA DE DOSAGEM DE LAMA; SKID; COM BOMBAS, EQUIPAMENTOS E INSTALAÇÕES; 2 DECANTADORES CENTRÍFUGO PIERALISI	9.610.000	0,9728	9.348.610	19
1625	MACHINES AND EQUIPMENTS	CAMAÇARI	DAC	DOSAGEM DE CAL	SISTEMA DE DOSAGEM DE CAL; COM TANQUE, DOSADOR; BOMBAS E INSTALAÇÕES	1.800.000	0,9728	1.751.040	19
					CETREL	**243.602.700**		**58.354.050**	
					DAC	**365.589.200**		**67.790.850**	
					OVERALL TOTAL	**609.191.900**		**126.144.900**	

EXHIBIT I

LIST OF APPRAISED ASSETS

- **VEHICLES**

DELOITTE TOUCHE TOHMATSU | **CETREL/DAC**

ASSETS APPRAISAL | **BASE DATE: 12/31/2016**

ASSETS GROUP: VEHICLES | **VALUES IN REAIS (R$) / LIFE IN YEARS**

Item	Company	Account	Description	Licence Plate	Renavam	Chassis	Year Manufacturing/Model	Replacement Value	Depreciation Coefficient (Kd)	Market Value	Remaining Useful Life
1	CETREL	VEHICLES	CAMIONETE; MOD: L200	NZE-2973	352051515	93XPNK740CCB82869	2011/2012	55.820	1,000	55.820	2
2	CETREL	VEHICLES	REBOQUE; MOD: RECLAL CS RC	NZE-3756	349560021	9A9F30019BBDZ2002	2011/2011	20.000	1,000	20.000	2
3	CETREL	VEHICLES	REBOQUE; MOD: TEXAS T500	PJL-2961	1059810503	9A9RC04118FCH9444	2007/2008	8.000	1,000	8.000	2
4	CETREL	VEHICLES	AMBULANCIA; MOD: I/JINBEI VAN	NTW-1028	258454431	LSYHKAAA1AK006809	2010/2010	35.730	1,000	35.730	2
5	CETREL	VEHICLES	CAMIONETE; MOD: FORD RANGER	PJG-5879	1049481981	8AFAR23N7FJ304077	2014/2015	76.180	1,000	76.180	2
6	CETREL	VEHICLES	CAMIONETE; MOD: FORD RANGER	PJG-3948	1049482910	8AFAR23N7FJ304144	2014/2015	76.180	1,000	76.180	2
7	CETREL	VEHICLES	CAMIONETE; MOD: OROCH	PKA-6251	1093630091	93Y9SR0F5GJ371091	2016/2016	57.270	1,000	57.270	2
8	CETREL	VEHICLES	CAMINHÃO; MOD: FORD CARGO 1719	OKL-2892	481632190	9BFYEAGB2D8S15896	2012/2013	129.630	1,000	129.630	1
9	CETREL	VEHICLES	MOTOCICLETA; MOD: HONDA NXR150	NZE-0139	347908276	9C2KD0560BR106301	2011/2011	6.600	1,000	6.600	1
10	DAC	VEHICLES	CAMIONETE; MOD: OROCH	PJX-6912	1085497965	93Y9SR0F5GJ354441	2016/2016	57.270	1,000	57.270	1
11	DAC	VEHICLES	CAMINHÃO; MOD: FORD/CARGO 1723	PJA-1519	1039268584	9BFYEAHD8FBS77614	2014/2015	155.250	1,000	155.250	1
	CETREL	**VEHICLES**					**VEHICLES - CETREL**	**465.410**		**465.410**	
	DAC	**VEHICLES**					**VEHICLES - DAC**	**212.520**		**212.520**	
		VEHICLES					**OVERALL VEHICLES**	**677.930**		**677.930**	